Form 20-F
period 2002-09-30
CONSOLIDATED ENVIROWASTE INDUSTRIES INC
filed 2003-03-31
CIK 885986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to

Commission file number 0-20055

Consolidated Envirowaste Industries Inc.

(Exact Name of Registrant as Specified in its Charter)

Province of British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s class of capital or common shares as of September 30, 2002: 9,976,299 Common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒   No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☒   Item 18  ☐

Index to the Exhibits to the Annual Report to September 30, 2002 on Form 20-F is at page 73.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The exchange rate into United States currency of the Canadian dollar as at March 25, 2003 was U.S. $1.00 = Cdn. $1.4760 (See “Selected Financial Data” at page 1).

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general economic conditions, variations in the prices of our products and services, changes in market conditions, actions of competitors, interest rate and foreign currency fluctuations, regulatory changes and other actions by governmental authorities, the ability to implement business strategies and pursue business opportunities, weather conditions and other natural phenomena. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including, among others, those which are discussed under the heading “Key Information – Risk Factors”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.     KEY INFORMATION

3.A.	Selected Financial Data

Selected Financial Data

Set forth in the following table are selected financial data with respect to the Company’s financial condition and results of operations from October 1, 1997 to September 30, 2002. Refer to “Item 5 – Operating and Financial Review and Prospects” for disclosure regarding business acquisitions made by the Company in that period.

The selected financial data have been extracted from, and are qualified by reference to, the financial statements included herein at Item 17. The financial statements for the years ended September 30, 1998, 1999, 2000, 2001 and 2002 as presented comply with Canadian generally accepted accounting principles and have been prepared in Canadian dollars.

Selected Financial Data Under Canadian GAAP

	For the years ended September 30

	2002	2001	2000	1999	1998

Net revenue	$27,757,723	$26,350,677	$26,537,077	$26,991,873	$24,780,469
Income (loss) from operations	1,894,443	1,507,698	(2,109,152)	(2,652,545)	(1,522,506)
Income (loss) from continuing operations	1,894,443	1,507,698	(2,109,152)	(2,652,545)	(1,522,506)
Net income (loss)	2,148,357	1,162,919	(1,911,595)	(3,344,118)	(3,087,991)
Net income (loss) from operations per share	0.22	0.12	(0.20)	(0.36)	(0.32)
Income (loss) from continuing operations per share	0.22	0.12	(0.20)	(0.36)	(0.32)
Total assets	15,965,306	15,138,511	16,371,601	19,163,192	22,317,132
Net assets	6,262,317	4,039,213	2,794,857	4,516,283	8,124,067
Capital stock (excluding long term debt)	15,316,422	15,292,047	15,292,047	15,157,047	15,157,047
Number of shares as adjusted to reflect changes in capital	9,949,245	9,913,799	9,685,165	9,413,799	9,413,799
Dividends declared	—	—	—	—	—
Diluted net income per share	0.21	0.12	(0.20)	(0.36)	(0.32)

Refer to “Item 17 – Financial Statements” for disclosure of the manner in which the financial statements would be modified under US GAAP. If US GAAP were followed, the following items in the Selected Financial Data would be changed as follows:

Selected Financial Data Under US GAAP

	For the years ended September 30

	2002	2001	2000	1999	1998

Net revenue	$27,757,723	$26,350,677	$26,537,077	$26,991,873	$24,780,469
Income (loss) from operations	1,805,068	1,507,698	(2,109,152)	(2,652,545)	(1,522,506)
Income (loss) from continuing operations	1,805,068	1,507,698	(2,109,152)	(2,652,545)	(1,522,506)
Net income (loss)	2,058,982	1,162,919	(1,911,595)	(3,422,787)	(2,986,852)
Net income (loss) from operations per share	0.21	0.12	(0.20)	(0.36)	(0.32)
Income (loss) from continuing operations per share	0.21	0.12	(0.20)	(0.36)	(0.32)
Total assets	15,965,306	15,138,511	16,371,601	19,163,192	22,317,132
Net assets	6,262,317	4,039,213	2,794,857	4,516,283	8,124,067
Capital stock (excluding long term debt)	15,316,422	15,292,047	15,292,047	15,157,047	15,157,047
Number of shares as adjusted to reflect changes in capital	9,949,245	9,913,799	9,685,165	9,413,799	9,413,799
Dividends declared	—	—	—	—	—
Diluted net income per share	0.20	0.12	(0.13)	(0.36)	(0.32)

     Exchange Rates

At March 25, 2003, one Canadian dollar, as quoted by Dow Jones Telerate Inc. and other sources at 4 p.m. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), was $0.6775 in U.S. dollars. (Source: The Wall Street Journal)

The following table sets forth the high and low exchange rates between the Canadian dollar and the US dollar for each month during the most recent six months, together with the average rates for each of the fiscal years ended September 30, 2002, 2001, 2000, 1999 and 1998 calculated by using the average of the exchange rates on the last day of each month during the period. All references in this item are to Canadian dollars.

U.S. Dollar/Canadian Dollar

	Average for the
	Period	Low for the Period	High for the Period

February 2003		1.4919	1.5295
January 2003		1.5188	1.5787
December 2002		1.5481	1.5769
November 2002		1.5541	1.5906
October 2002		1.5589	1.5981
September 2002		1.5534	1.5877
Fiscal Year Ended September 30, 2002	$1.5730
Fiscal Year Ended September 30, 2001	$1.5351
Fiscal Year Ended September 30, 2000	$1.4755
Fiscal Year Ended September 30, 1999	$1.4852
Fiscal Year Ended September 30, 1998	$1.4502

The exchange rates given are the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

3.B.	Capitalization and Indebtedness

Not applicable

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

3.D.	Risk Factors

The following risks have been identified and should be recognized in regard to the business of the Company and its subsidiaries:

•	There is apparently a sufficient supply of raw materials and no major barriers other than capital costs to entry into this marketplace; therefore, the potential level of finished goods supply is flexible. A flexible supply could result in shortages, tending to drive prices upward, or excess supplies, which could drive prices down.

•	From time to time, the Company’s subsidiaries may be required to engage in aggressive price discounting in order to remain competitive in the marketplace. Such discounting may adversely affect revenues.

•	As the organic composting industry matures, the Company’s subsidiaries are likely to face stronger competition from large companies which develop integrated waste management and lawn and garden operations and may possess greater financial and other resources than the Company and its subsidiaries. Additionally, the Company’s subsidiaries may encounter increasing competition for new site locations and acquisition and joint venture candidates.

•	The Company has obtained an amended permit for its Abbotsford composting operations, and is operating in compliance with that permit. There can be no assurance that any permits necessary for the Company’s growth plans will be granted on a timely basis, if at all. Future changes in governmental policies and regulatory structure, with respect to the environment or otherwise, may cause future increases in the operating costs of the Company and its subsidiaries or otherwise materially adversely affect their business and operations.

•	The lawn and garden products business is highly seasonal. Unexpected production or transportation difficulties occurring at a time of peak production or sales could adversely affect the level of sales to an extent that may not readily be reversed before the end of the primary selling season. In addition, rainy or unseasonably cold weekend weather during the spring tends to reduce purchases of consumer lawn and garden products. Management believes that the growth of the revenues from compost services operations, as well as its diversification into wood waste recycling and the professional lawn and garden product market, should diminish the seasonal fluctuations of, and the impact of poor weather on, the Company’s revenues. Poor weather can have an effect on the Company’s wood waste recycling business by delaying the start-up of some projects.

•	The Company’s top six packaged product customers represent 76% of total revenues from packaged product sales. Recent consolidations in the retail market and vendor consolidation programs by retailers are increasing the concentration of sales to large retailers. The Company derives 13% of its revenue from one customer, but no other customer represents more than 10% of sales. The loss of this or any other significant customer would have a negative impact on earnings.

ITEM 4.     INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

Consolidated Envirowaste Industries Inc. is also referred to herein as the “Company”. Directly and indirectly through its subsidiaries, the Company is engaged in the business of processing organic wastes into usable products, including natural fertilizer, soil amendments and fuel for power plants.

The Company was incorporated on September 1, 1983 under the British Columbia Company Act under the name “Expeditor Resource Group Ltd.”. Effective August 2, 1989, the authorized and issued capital of the Company was consolidated on the basis of every five Common shares being consolidated into one Common share, the authorized capital was increased to 50,000,000 Common shares without par value and the name of the Company was changed from “Expeditor Resource Group Ltd.” to “Mt. Expeditor Resources Ltd.”. On March 29, 1990, the name of the Company was further changed from “Mt. Expeditor Resources Ltd.” to “EnviroWaste Industries Inc.”. Effective March 24, 1992, the authorized and issued capital of the Company was consolidated on the basis of every three Common shares being consolidated into one Common share, the authorized capital was increased to 50,000,000 Common shares without par value and the name of the Company was changed from “EnviroWaste Industries Inc.” to “Consolidated Envirowaste Industries Inc.”.

The Company’s principal place of business is located at:

27715 Huntingdon Road Abbotsford, British Columbia, Canada V4X 1B6 Telephone: 604.856.6836 Facsimile: 604.856.5644 e-mail: envirowaste@imag.net

The Company’s registered office is located at:

3000 Royal Centre, P.O. Box 11130 1055 West Georgia Street Vancouver, British Columbia, Canada V6E 3R3

The contact person is:

Douglas R. Halward, President & Director

The Company has 50,000,000 Common shares without par value authorized. At September 30, 2002, the end of the Company’s most recent fiscal year, there were 9,976,299 Common shares issued and outstanding. At March 26, 2003, there were 9,994,299 Common shares issued and outstanding.

The Company’s Common shares trade on the TSX Venture Exchange (“TSX-V”) in Vancouver, Canada under the symbol “CWD”.

The Company’s fiscal year end is September 30 in each year.

Development of the Business

In February 1990, through Answer Garden, the Company acquired rights to promote, construct and operate composting facilities which process organic wastes into fertilizer through the use of proprietary technology. Production at the Abbotsford site began in January, 1992 and sales of fertilizer products, potting soil and soil additives commenced in the spring of 1992. Other revenue came from tipping fees charged for dumping organic waste products at the plant, the cost of which was based on tipping fees at local landfill sites. In 1993, the Company began to generate sufficient revenue from operations to meet cash requirements for working capital and capital expenditures.

In November, 1995, the Company purchased from Red River Soils (1991) Ltd. (“Red River”) and Philip Hamoline, both of Winnipeg, Manitoba, substantially all of the assets of Red River’s business of producing and selling bulk and bagged gardening soils and other gardening products. The business formerly operated by Red River now operates as a division of the Company.

At about the same time, the Company ran into difficulties with the discovery that organic wastes from the Abbotsford plant were causing environmental problems. At the time, the Company was accepting virtually any kind of organic waste from a wide variety of sources, not realizing that the storage of certain kinds of wastes could trigger biological reactions that had a negative effect on the surface water and groundwater at the property. The Company explored a variety of remedial water treatment solutions, most of which would cost several million dollars to implement and none of which could guarantee resolution of the problem. The Company also completed an extensive review of the various organic wastes it was processing, and made the decision to stop accepting several types of waste which appeared to be causing the problems. After a lengthy regulatory process, the Company has in place an amended British Columbia government permit for the operations at its Abbotsford plant.

In 1996, the Company decided to diversify by looking for acquisition opportunities in the United States. In June, 1996, the Company acquired all of the outstanding shares of CRR (Florida), a Delaware corporation based in Sarasota, Florida. CRR (Florida) is a major recycler of wood waste to the horticultural and energy markets in the southeastern U.S.A. In October, 1996, the Company purchased, through CRR (Florida), substantially all of the assets of Eagle Sanitation Inc., which operated a wood waste and biomass recycling facility in Brevard County, Florida.

In December, 1997, Envirowaste International acquired all of the outstanding shares of CRR (Georgia) of Atlanta, Georgia. CRR (Georgia) is in the business of collecting and grinding green waste material and wood, composting the raw material into soil, and selling the soil into the landscaping, residential and municipal gardening markets.

At the end of fiscal 1998, the Company recorded a one-time charge to the Abbotsford operation of $1.6 million to write down the net book value of the plant to reflect management’s assessment of the recoverability of the carrying value of those assets.

In February, 1999, the Company continued the expansion of its United States operations with the acquisition through CRR (Florida) of CCI of Sarasota, Inc., a Sarasota, Florida-based wood waste and biomass recycling company.

Capital Expenditures

During the three years ended September 30, 2002, the Company’s capital expenditures have been focused on its Florida operation. CRR (Florida) has undergone a program of upgrading equipment to increase the efficiency of its grinding fleet, spending $4.9 million on new equipment while disposing of old equipment for proceeds of $2.1 million for net additions of $2.8 million, utilizing a combination of external notes and bank leasing to finance and secure the equipment. On May 15, 2002, the Florida operation acquired a 12-acre parcel of property on which it intends to construct a waste processing facility and new operation/administration premises. The purchase price of $857,000 was paid from internally-generated funds. CRR (Georgia) has disposed of $800,000 worth of redundant equipment for cash and trades on equipment purchased by CRR (Florida). The Abbotsford operation has acquired various items including machinery, computer and office equipment totalling $180,000 using leasing and internal sources of financing. In addition, the operation has spent $71,000 from internal sources on new plates and artwork for various packaging requirements over the three-year period. The Winnipeg unit has spent approximately $31,000 during this period on new equipment and office equipment using leases and internal funding.

So far, in the 2003 fiscal year, CRR (Florida) has spent an additional $1,344,000 on new equipment and $32,000 on plans and permitting prior to commencing development of its property. The equipment was financed by a note payable and capital lease from an external funding source, while the expenditures on its property were funded from internal sources. The

Company’s Abbotsford unit has expended $87,000 from internal funding sources on the construction of a storm water diversion system.

4.B.	Business Overview

Directly and indirectly through its subsidiaries, the Company is engaged solely in the business of processing organic wastes into usable products, including natural fertilizer, soil amendments and fuel for power plants.

Composting is a natural recycling process involving the biological conversion of organic material under controlled conditions into a stable and hygienic soil-like product known as compost. It involves the mixing of organic materials with moisture and air to encourage and accelerate the natural decay process under aerobic conditions. Recognized as an important component of a sustainable waste management strategy, composting is also gaining recognition as a source of valuable soil-amending products.

The Answer Garden Products Ltd. (“Answer Garden”), a wholly-owned subsidiary of the Company based in Abbotsford, British Columbia, is in the business of:

(a)	manufacturing soil amendments to serve the retail packaged potting soils, garden compost and landscape materials markets, and to serve commercial users such as nursery growers, floriculturists, commercial landscapers, and farming operations; and

(b)	marketing organic waste composting services to industries and municipalities which produce, and therefore must dispose of, organic waste materials.

Answer Garden manufactures a stable, consistently high-quality, pathogen-free compost. This compost is then blended with other organics to produce fertilizers, all-purpose potting mixes and other soil amendments such as composted manure. The fertilizer, all-purpose potting mix and other soil amendment products produced by Answer Garden are marketed under its “The Answer” labels (Canadian and U.S. trademarks registered) and under other labels or brand names as required by retail outlets or distributors. The Company markets the products pursuant to a strategy which includes selling and distributing finished goods to retail marketing outlets and wholesale distribution operations, as well as selling and distributing bulk finished goods directly to commercial consumers such as greenhouse growers and nurseries.

Answer Garden also earns revenue by charging a tipping fee for accepting organic waste products from various sources. The cost scale for the tipping fees reflects a discount from those charged at local landfill sites.

In November, 1995, the Company acquired the bulk and bagged gardening products business of Red River Soils (1991) Ltd. of Winnipeg, Manitoba. The Red River business, which operates as a division of the Company, complements the business of Answer Garden.

Consolidated Resource Recovery, Inc. (“CRR (Florida)”), an indirect wholly-owned subsidiary of the Company based in Sarasota, Florida, is in the business of converting organic wastes into usable products. Its business comprises five different activities:

(a)	Yard waste recycling — CRR (Florida) is the largest yard and green waste processing company in the southeastern United States, accepting and processing yard trimmings,

brush and unwanted plant growth generated by urban landscaping. Its customers include many cities and counties in Florida. The product is screened and sold to packagers of soil amendment products;

(b)	Industrial wood recycling — CRR (Florida) recycles industrial wood (including crates and other used wood products and scrap lumber) into energy and landscape products;

(c)	Land clearing operations — CRR (Florida) works with landowners and contractors to develop and implement programs for effective removal, processing and use of unwanted vegetation, and is also actively involved in contracts for mitigation banking and pest plant removal;

(d)	Disaster response — CRR (Florida) participates in storm debris clean-up and recycling; and

(e)	Organic resource recovery — CRR (Florida) is actively developing new products and uses for the waste material it processes, including soils, mulches and wood fuels.

CRR (Florida) has for the past several years participated actively in biomass fuel projects throughout the United States. With a workforce of approximately 75 people and an extensive fleet of mobile wood recycling equipment, CRR (Florida) processes over 1,000,000 tons of waste wood annually.

Effective December 31, 1997, Envirowaste International acquired all of the outstanding shares of Consolidated Resource Recovery, Inc. (“CRR (Georgia)”), based in Atlanta, Georgia. CRR (Georgia) is in the business of collecting and grinding green waste material and wood, composting the raw material into soil, and selling the soil into the landscaping, residential and municipal gardening markets. With an established base of operations in Georgia, CRR (Georgia) complements the Company’s Florida operations.

Effective February 16, 1999, CRR (Florida) acquired the business of CCI of Sarasota, Inc., a Sarasota, Florida-based wood waste and biomass recycling operation.

In January, 2002, CRR (Florida) successfully renewed its contract with Seminole County, Florida for its yard and green waste processing. CRR (Florida) anticipates this contract will generate estimated revenues of US$4,460,000 over its five-year term. The Seminole County contract is one of approximately 18 such contracts with Florida and Georgia counties and municipalities, most of which are for terms of two to five years, with options to renew. The Company’s United States operations derive approximately 75% of their revenues from such contracts.

The principal markets in which the Company competes are Western Canada and the southeastern United States. Its Canadian operations are primarily concerned with the manufacture and sale of soil amendments, while its United States operations are primarily concerned with wood waste recycling. Total revenues realized from the Canadian and U.S. operations in the past three fiscal years were as follows:

	Fiscal 2002	Fiscal 2001	Fiscal 2000

Canadian business	$4,709,744	$4,951,771	$5,019,139
U.S. business	$23,047,979	$21,398,906	$21,517,938

Both the Company’s Canadian and U.S. operations are seasonal, to some extent. The lawn and garden products business, which is key to the Canadian operations, is heavily weighted toward spring and summer sales. While the U.S. wood-waste recycling business is not as seasonally restricted, excessively wet weather also hampers its operations.

The Company’s Canadian operations depend on a steady supply of raw materials in the form of organic waste products, peat and wood waste. Answer Garden pays for peat and wood waste, but is paid for accepting organic waste products. There appears to be a sufficient supply of raw materials, and the Company has never experienced any particular difficulty in sourcing the material it requires. Prices of raw materials fluctuate to some degree with their relative availability, but are not volatile.

In Canada, approximately 79% of the Company’s sales revenues are derived from direct sales to major retailers and other customers from the Company’s plants in Abbotsford and Winnipeg. Another 17% of Canadian sales revenues are represented by soil products produced by the Company and sold to two other companies for sale under their own labels. Four percent of the Company’s Canadian sales revenues are derived from sales made through a nursery wholesaler. All of the Company’s U.S. business is conducted directly with its customers.

The Company’s top six packaged product customers represent 76% of total packaged product sales. Recent consolidations in the retail market and vendor consolidation programs by retailers are increasing the concentration of sales to large retailers. The Company derives 13% of its revenue from one customer, but no other customer represents more than 10% of sales.

In the conduct of its businesses in Canada and the United States, the Company’s principal regulatory issue is environmental. The principal regulators having jurisdiction over the Company in that regard are the Ministry of Water, Land and Air Protection, in British Columbia, and the Department of Environmental Protection, in the United States. The cost of compliance with applicable environmental requirements is not material to the Company.

4.C.	Organizational Structure

The Company has the following material subsidiaries:

(a)	The Answer Garden Products Ltd. (“Answer Garden”) was incorporated under the laws of British Columbia, Canada on June 10, 1986 under the name “Golden Harvest Products Ltd.” and subsequently changed its name effective May 26, 1989 to “Bio-Waste Management Ltd.”, effective September 4, 1991 to “Biowaste Management Ltd.” and effective February 6, 1995 to “The Answer Garden Products Ltd.”. Answer Garden is a wholly-owned subsidiary of the Company;

(b)	Envirowaste International Inc. (“Envirowaste International”) was incorporated under the laws of Delaware, U.S. on November 15, 1996. Effective March 19, 1998,

Envirowaste International was registered in the Province of British Columbia. Envirowaste International is a wholly-owned subsidiary of the Company, incorporated to hold the Company’s United States assets;

(c)	Consolidated Resource Recovery, Inc. (“CRR (Florida)”) was incorporated under the laws of Delaware, U.S. on March 23, 1992 under the name “Kenetech Resource Recovery, Inc.” and subsequently changed its name effective July 24, 1997 to “Consolidated Resource Recovery, Inc.”. Effective August 13, 1992, CRR (Florida) was registered in the State of Florida. CRR (Florida) is a wholly-owned subsidiary of Envirowaste International Inc.; and

(d)	Consolidated Resource Recovery, Inc. (“CRR (Georgia)”) was incorporated under the laws of Georgia, U.S. on July 26, 1993 under the name “GreenCycle of Georgia, Inc.” and subsequently changed its name effective February 5, 1999 to “Consolidated Resource Recovery, Inc.”. CRR (Georgia) is a wholly-owned subsidiary of Envirowaste International.

4.D.	Property, Plants and Equipment

Answer Garden owns a 30-acre site located at 27715 Huntingdon Road, Abbotsford, British Columbia, on which it constructed in 1992 an in-vessel composting facility comprising four production buildings totalling approximately 42,000 square feet. The in-vessel facility was closed to meet concerns relating to its impact on a nearby creek, and is no longer in use, except for storage of finished product. The 30-acre site comprises the original 10-acre parcel on which the production facilities were built, a second 10-acre parcel acquired in 1993 which adjoins to the east the original property and on which Answer Garden is operating a windrow composting system, and a third 10-acre parcel acquired in 1995 which adjoins to the west the original property and which Answer Garden uses for materials storage. Answer Garden’s operations at the site are carried out pursuant to permits issued by the British Columbia Ministry of Water, Land and Air Protection.

The following is a description of the encumbrances against the Abbotsford properties as at the date hereof:

(a)	Under Answer Garden’s current credit facility with Royal Bank, there was outstanding at September 30, 2002, a revolving demand operating facility of $500,000, a peak-period revolving demand loan of $250,000 and a standby demand instalment/reducing loan or lease line of $250,000.

As security for the credit facilities, Answer Garden has granted in favour of Royal Bank a first charge over presently-held and after-acquired personal property of Answer Garden and a first mortgage on the Abbotsford properties. In addition, the Company has granted in favour of Royal Bank, in support of the credit facility, a guarantee and postponement of claim. The Company’s guarantee is secured by a general security agreement.

(b)	Answer Garden has agreed to grant guarantees, one of which is secured by a second mortgage over the Abbotsford properties, in favour of lenders who are directors and officers of the Company.

The physical properties occupied by the Company’s Red River division, CRR (Florida) and CRR (Georgia) are leased on ordinary commercial terms.

In February, 2003, CRR (Florida) commenced construction of a yard waste processing facility and new operations/administrative facilities on the property acquired by it in 2002. The facilities are expected to be completed in late summer to mid-September, 2003 at a forecast cost of $1,660,000, sourced from internally generated funds. The Company intends to replace approximately half of the internal funds with a mortgage with a conventional lending institution. Replacing the existing leased yard waste facility will increase both the current and the long-term capacity of the site, which is now approaching full utilization, thus alleviating potential environmental issues associated with full capacity utilization. The Company has also outgrown its current leased operations/administrative facilities, which will not accommodate further expansion. The move to owned facilities will save the Company approximately $165,000 per year in lease payments on the two existing facilities. CRR (Florida) has plans for approximately $300,000 in expenditures for equipment attachments dependent upon future business projects.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended September 30, 2002, 2001 and 2000 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto.

5.A.	Operating Results

Overall Results

Following significant losses in 1999 ($3.4 million on revenue of $26,991,873), the Company embarked on a program to re-examine its business model for each of its operating units. This process involved a number of undertakings to improve the efficiency of each of the operating units, rationalization of certain aspects of its operations, moving away from unprofitable areas of activity, replacing management, reducing administrative overhead, and sourcing new markets for a backlog of unsold product. During this period, overall revenues remained relatively constant through 2000 ($26,537,077) and 2001 ($26,350,677) and increased slightly to $27,757,723 for the year ended September 30, 2002 due to a number of offsetting factors in the Canadian and U.S. units.

Following the write-off of the unamortized balance of goodwill attributed to the CRR (Georgia) acquisition which contributed to a large portion of the losses in 1999, losses were reduced to $1,911,595 in 2000 as the restructuring began to show bottom line results. Overhead reductions of approximately $1 million and slightly improved operating margins were partly offset by higher direct selling expenses as the Company found new markets for its backlog of product and completed certain marginal or unprofitable contracts.

The Company recorded a profit of $1,162,919 or $0.12 per share in 2001 showing a 5% improvement in gross margins, reduced selling expenses and a further $1.5 million reduction in annual administrative overhead reflecting our efforts to improve operational efficiencies in each of our units as we continued to move away from marginal areas of activity. This marked the first time the Company had shown a profit since 1997.

In fiscal 2002, the Company reported a further increase in profit before income taxes of $375,000 or 32% to $1,538,302. In addition, the Company had a one-time recovery of income taxes arising from the recognition of the Company’s ability to utilize prior years’ losses against current and future taxable income in our US operations, bringing net earnings after tax to $2,148,357 or $0.22 per share ($0.21 diluted). The Company posted a 5% gain over fiscal 2001 revenue, further improvement in gross margin and administrative overhead reductions. In addition to its second consecutive profitable year following the restructuring, the Company achieved some significant milestones including establishing/expanding lending facilities with several U.S. lenders, repaying its original construction mortgage and obtaining an amended discharge permit for its Abbotsford, British Columbia facility, and the acquisition of a land parcel for future use by CRR (Florida).

US Operations

The U.S. units, and in particular, our CRR (Georgia), were the main source of operating losses in 1999. U.S. tipping and processing revenues in 2000 declined by $1.5 million primarily as a result of restructuring, but they were also affected by lower volumes from storm activity than 1999 and currency translation differences from a strengthening Canadian dollar from 1999 to 2000.

The previously mentioned write-off of goodwill associated with the CRR (Georgia) acquisition and the need to fulfill certain unprofitable contracts and dispose (at the Company’s cost) of unsaleable product in place at the time of the CRR (Georgia) acquisition all contributed to the losses in 1999. Having spent considerable effort to restructure the Georgia operation through the introduction of a bulk soil sales program in 1999/2000, losses continued to accumulate.

Commencing in the last quarter of fiscal 2000 and continuing into fiscal 2001 we renewed efforts to rationalize the unit by adjusting the soil sales program, negotiating a revised contract with one of its major customers and eliminating two marginal sites, thereby reducing equipment, related debt, and operating costs. CRR (Georgia) had a minor loss for the year; however, it had positive cash flow from operations for the first time. The resultant effect on the Company as a whole was to reduce tipping and bulk product revenues, increase direct selling expenses from the freight costs associated with the disposal of excess product on hand (offset somewhat by the recovery of previous-year bad debt provisions), while reducing overhead by the elimination of some management and streamlining administration of the unit. The rationalization process also included a detailed examination of the unit’s equipment needs, with the result that excess equipment was disposed of and the proceeds applied to outstanding debt.

In 2002, CRR (Georgia)’s down-sized operations were stabilized, with tipping and processing revenue substantially unchanged from 2001. A change in our business model downloading transportation costs to the customer (and associated lowering of the selling price of the wood waste processing residue) affected the Company’s overall bulk sales; however, this was largely offset by savings in related freight costs in direct selling expenses. The unit still had minor losses but was cash flow neutral.

While profitable in 1999, CRR (Florida), which is a key component of the Company’s overall revenue and profitability, had a loss in 2000. Marginal projects and new customer contractual requirements making the Company responsible for the removal of the residual material from sites began to reduce the profitability of the unit. In prior years, removal of this material was not an issue, as it was sold at a profit to power plants, which closed for a period of time due to financial difficulties. Ageing and redundant equipment affected the overall efficiency of operations, which in turn affected operating margins. As in Georgia, we undertook a rationalization program to revitalize the operation. We made significant changes in management, reduced overhead, disposed of some excess equipment and paid down debt. We sourced new markets for the processing residual and moved a significant backlog of material off the sites, albeit at higher transportation costs due to the sheer volume of material.

In 2001, the shift in focus away from marginal activities gave rise to an anticipated 4% revenue decline which was offset by favourable currency translation differences. Improved profit margins resulted from the detailed examination of our equipment and operating needs as CRR (Florida) continued a process of replacing less efficient equipment or disposing of excess machinery and paying down debt. These steps together with further reductions in administrative overhead returned the unit to profitability in 2001.

CRR (Florida)’s revenue rose 10% in 2002 augmented by increased storm activity earlier in the year and favourable currency translation differences. Improved margins and reductions in general and administrative overhead continued to improve bottom line results from the unit as the full effect of the restructuring took hold. Transportation costs from contracts requiring the removal of ground materials from sites continued to be a large portion of direct selling expenses, however, our ability to find sources for removal of processed material have served to increase our competitive advantage as it continues to be a preferred supplier to counties and contractors seeking to alleviate their green waste disposal problems. During the year CRR (Florida) purchased approximately 12 acres of land on which it intends to construct a yard waste processing facility and new corporate offices and operations facilities to replace those currently leased. As at September 30, 2002, the Company was actively involved in the planning and permitting process necessary to commence development and construction.

Canadian Operations

The Company derives all of its packaged products revenue and a portion (20 to 25%) of its bulk revenue from its Canadian operating units based in Abbotsford, British Columbia and Winnipeg, Manitoba. Packaged products are marketed to home improvement retailers, grocery chains, and independent nurseries and hardware stores throughout Western Canada, and more recently into Eastern Canada. Bulk soil and soil amendment products are sold to landscaping contractors primarily in the Greater Vancouver area of British Columbia. Deviations in weather patterns tend to create volatility in these revenue sources. Over the past several years, the packaged product market in Canada has been increasingly affected by consolidations in the retail market and vendor consolidation programs by those retailers. The Company also derives a limited portion of its tipping revenue (less than 1%) from its scaled-down composting operations at the Abbotsford facility.

In 2000, with more typical spring weather than 1999, revenue from packaged product sales recovered to $3,584,748 from $2,994,927, an increase of approximately 20%. These improved results reflected efforts to increase capacity utilization and the introduction of new packaging for one of our major customers. Bulk sales declined marginally from 1999 levels, but product margins were maintained in the highly competitive landscaping industry. In the latter part of the year, management shifted its bulk market focus away from high-volume/low-margin landscape projects to concentrate efforts in the higher-margin, smaller landscaper and homeowner markets segments. Throughout the year, the Abbotsford unit continued efforts to amend its water discharge permit.

The Canadian units increased packaged product revenues in 2001 by 3% following the expansion of our market area to include portions of Eastern Ontario and subcontracting our excess packaging capacity to other packaged product suppliers in Western Canada in the face of adverse spring weather patterns in all markets. Following the shift in market focus, bulk product sales declined 25% as anticipated. That decline was partly offset by an increase in tipping fees. Gross margins declined 2.7% in the Canadian segment due largely to the packaged product subcontracting activities. As with the U.S. segment, the Canadian units benefited from a reduction in marketing and administrative overhead costs compared to the 2000 fiscal year. Packaged product revenue in 2002 declined 12% from 2001 during a year which again experienced poor weather conditions. Sales occurred late in the season and lower revenue from contracting out bagging capacity were offset by a modest increase from the expansion into the Eastern Canadian retail market. Sales of bulk products (also affected by early season weather patterns) showed a promising 9% improvement over 2001 sales after showing declines in both the first and second quarters from the previous year. Unutilized production capacity impacted gross margins, net earnings and cash flow from operations after working capital items compared to previous year results. The Company fully repaid its demand mortgage used to construct the Abbotsford processing facilities and successfully amended its discharge permit with the British Columbia Ministry of Water, Land and Air Protection during the year.

5.B.	Liquidity and Capital Resources

Operating results in fiscal 2002 significantly improved cash and cash equivalents, liquidity and working capital over the prior year. A $776,000 reduction in combined debt and capital leases from September 30, 2001 also served to strengthen the Company’s balance sheet. Cash flow from operations after changes in non-cash working capital was $3.6 million at the end of fiscal 2002.

The Company’s debt to equity ratio improved to 1.55:1 at September 30, 2002, a significant improvement from 2.75:1 at September 30, 2001 and 4.86:1 at September 30, 2000.

The winter is traditionally a low point in the Company’s cash flow cycle, since wet weather tends to have a negative effect on both demand for consumer lawn and garden products and conditions for wood-waste recycling. Cash flow traditionally improves in the spring. Working capital at September 30, 2002 was $3,356,804. In management’s opinion, its working capital is sufficient for its present requirements.

Over a period of several years and until approximately two years ago, the Company was heavily dependent on the provision of working capital by key shareholders. By loan agreements, as amended, between the Company and two of its directors and officers, the Company had borrowed a total of $2,086,312 as at September 30, 2002 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, Answer Garden, supported by a charge on its assets, including a mortgage over its Abbotsford, B.C. property. In addition, the Company has agreed to provide one of the directors a guarantee and postponement of claim supported by a registered charge over the accounts receivable of CRR

(Florida). The loans are subrogated to the Royal Bank of Canada debt. While the terms of repayment for the loans are on a demand basis, it is the lenders’ intent not to call for repayment of the debts on or before September 30, 2003.

On May 7, 2002, the Company’s subsidiary, Answer Garden, established new lending facilities with the Royal Bank of Canada. The credit facility includes a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 2% per annum, a peak period revolving demand loan of $250,000 bearing interest at RBP plus 2.5% per annum, and a standby demand instalment/reducing loan or lease line of $250,000 bearing interest at RBP plus 2.5% per annum or at scheduled lease rates at time of draw down. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors. The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. There were no borrowings outstanding on the revolving operating lines of credit at September 30, 2002. The standby loan/lease has not been drawn on.

The Company’s demand mortgage, the proceeds of which were used to finance the construction of the Abbotsford plant, was repaid in full on April 6, 2002.

During the year, the Company’s subsidiary, CRR (Florida), established a credit facility with a U.S. lender consisting of a revolving line of credit of U.S.$300,000 (Cdn$476,385), and equipment lease facilities totalling U.S.$1,700,000 (Cdn$2,699,515). Interest rates for each of the loan segments are as follows:

Line of Credit:	floating at the 30-day London Interbank Offered Rate plus 350 basis points

Equipment Leases:	6.6% and 5.3%

The loans are secured and are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to worth. The loans are guaranteed by the Company, Envirowaste International and CRR (Georgia). There have been no borrowings on the line of credit and as at September 30, 2002, US$1,413,265 (Cdn$2,244,194) has been drawn down on the lease facilities. The Company was in compliance with all loan covenants at September 30, 2002.

Because the Company now operates and expects in the future to operate only in Canada and the United States, management expects that inflation will cause only a moderate increase in its operating costs over time, and that such increases will be compensated for by similar increases in its revenues from tipping fees, the sale of fertilizer products, and the sale of composting technology and waste management services.

The Company’s financial instruments consist of cash and cash equivalents, restricted term deposit, accounts receivable, accounts payable and accrued liabilities, loans payable and long-term debt. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

There are no restrictions on the ability of the Company’s subsidiaries to transfer funds to the Company other than:

(a)	while the bank financing remains outstanding, the consent of the Royal Bank of Canada is required for Answer Garden to pay dividends, repay debt to any other lender other than normal monthly payments, or advance funds to any shareholder or affiliated company; and

(b)	general corporate law restrictions on paying dividends out of capital and on paying dividends or granting financial assistance if the company paying the funds is insolvent or the act of paying the funds would render it insolvent.

As at September 30, 2002, the Company had no material commitments for capital expenditures except for an $87,000 contract issued to construct the storm water diversion system in Abbotsford, which the Company funded from internal sources.

5.C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

5.D.	Trend Information

The Company has not identified any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

Name & Position with Company	Age	Term of Office

Douglas R. Halward(3)	47	Director - May 15, 1986 to date
Director & President		President - August 3, 1989 to date
James E.H. Darby(3)	55	Director - July 12, 1991 to date
Director, Secretary,		Secretary - January 24, 1992 to date
Chairman & Chief Executive		Chairman & Chief Executive Officer – July 11, 2001 to date
Richard J.M. Chase(1)(2)(3) Director	64	Director - August 3, 1989 to date
Derrick M.J. Rolfe(1)(2) Director	49	Director - September 24, 1996 to date
Howard S. Steinberg(1)(2) Director	37	Director - March 18, 2002 to date

NOTES:

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Environmental Committee.

DOUGLAS R. HALWARD is the President and a director of the Company and is employed by the Company on a full-time basis pursuant to a formal employment agreement. See “Compensation – Employment Termination/Employment Contracts”. Since 1986, Mr. Halward has been actively involved in all aspects of the Company’s business. In addition to his position as President and a director of the Company, Mr. Halward is also President and a director of Answer Garden. Prior to founding the Company, Mr. Halward enjoyed a successful 14-year career as a professional hockey player in the National Hockey League.

JAMES E.H. DARBY is the Chairman, Chief Executive Officer, Secretary and a director of the Company and is employed by the Company on a full-time basis pursuant to a formal employment agreement. See “Compensation – Employment Termination/Employment Contracts”. Mr. Darby is also the Chief Executive Officer of CRR (Florida). A director of the Company since July 12, 1991, Mr. Darby was formerly the President and Chief Executive Officer of First Memorial Funeral Services Group, an officer of Service Corporation International (Canada), and a director of The Cremation Association of North America.

RICHARD J.M. CHASE has been a director of the Company since August 3, 1989 and was for two years (from early 1996 to early 1998) a vice-president of Answer Garden, active in its affairs. Mr. Chase is a self-employed businessman with broad industrial, commercial and technical experience in several diverse business sectors. Mr. Chase has a Bachelor of Science (Civil Engineering) degree from the University of Manitoba and an MBA degree from the University of Western Ontario.

DERRICK M.J. ROLFE is a director of the Company. Mr. Rolfe has been Managing Director of Environmental Research & Development Capital Corporation since March 1994, and was nominated by it for appointment to the Board of Directors of the Company on September 24, 1996. Mr. Rolfe has an MBA degree from Dalhousie University and a Bachelor of Engineering degree from Royal Military College.

HOWARD S. STEINBERG is a director of the Company. After graduating with a Bachelor of Commerce degree in 1990, Mr. Steinberg founded a corporation focused on private equity investments. Mr. Steinberg sold his interest in that entity and joined RBC Capital Partners in July 2000. As Partner – Merchant Banking Fund at RBC Capital Partners, his role is to manage a wide variety of existing investments in many different sectors of the economy. Mr. Steinberg is a CFA charter holder, has an MBA degree from Richard Ivey School of Business, and is currently completing an Executive Doctorate of Management from Weatherhead School of Management. He was nominated for appointment to the Board of Directors of the Company by RBC Capital Partners.

All of the directors were re-elected at the Annual & Extraordinary General Meeting held on March 4, 2003. All the directors serve until the next Annual General Meeting of Members, which is required to be held on or before March 31, 2004, or until their successors are appointed. Officers are appointed by the board of directors and serve at the pleasure of the board.

No director and/or senior management has been the subject of any order, judgment or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships among any of the Company’s directors or senior management.

6.B.	Compensation

The following table sets forth all compensation paid in respect of the individual who was, at September 30, 2002, the Chief Executive Officer of the Company and in respect of the two other executive officers of the Company whose total salary and bonus exceeded $100,000 during the financial year ended September 30, 2002.

Summary Compensation Table

		Annual Compensation			Long Term Compensation

					Awards	Payouts

				Other Annual	Securities Under	Long Term Incentive	All Other
		Salary	Bonus	Compensation	Options Granted	Plan Payouts	Compensation
Name and Principal Position	Year	($)	($)	($)	(#)	($)	($)

James E.H. Darby	2002	188,766	122,981	Nil	190,000	Nil	4,500	(1)
Chief Executive Officer of the Company
Douglas R. Halward	2002	120,000	122,981	Nil	190,000	Nil	4,500	(1)
President of the Company
Steven Lubbers	2002	172,092	42,787	Nil	30,000 (2)	Nil	2,700	(1)
Vice-President, Operations of Consolidated Resource Recovery, Inc. (Florida)

NOTES:

(1)	These amounts represent the aggregate dollar value of the difference between the stock option exercise price and the market price of the Company’s shares on the TSX-V on the date the stock option was exercised.

(2)	This option vested as to 10,000 shares on each of March 15, 2002 and March 15, 2003 and will vest as to 10,000 shares on March 15, 2004, provided that Mr. Lubbers is employed by CRR (Florida) on that date.

Stock Options

The following table sets forth stock options granted during the financial year ended September 30, 2002 to the named executive officers:

Option Grants During the Most Recently Completed Financial Year

					Market Value
					of Securities
		% of Total			Underlying
		Options			Options on
	Securities Under	Granted to		Exercise or	the Date of
	Options Granted	Employees in		Base Price	Grant	Expiration
Name	(#)	Financial Year		($/Security)	($/Security)	Date

James E.H. Darby	190,000	33.3	%(1)	$0.60	$0.75	March 14/07
Douglas R. Halward	190,000	33.3	%(1)	$0.60	$0.75	March 14/07
Steven Lubbers	30,000	5.3	%(1)	$0.60	$0.75	March 14/07

NOTE:

(1)	These figures were calculated as the options granted to each of Messrs. Darby, Halward and Lubbers as compared to the total number of employee options granted during the financial year ended September 30, 2002. Although Messrs. Darby and Halward are directors of the Company and the options granted to them were in their capacity as directors, for the purpose of this table they are being treated as employee stock options as they are the Chief Executive Officer and President of the Company, respectively. The option granted to Mr. Lubbers was granted in his capacity as an employee. The total number of options granted to employees (including Messrs. Darby, Halward and Lubbers’ options above) during the financial year ended September 30, 2002 was 570,000.

The following table sets forth details of each exercise of stock options during the financial year ended September 30, 2002 by the named executive officers and the financial year end value of unexercised options on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

Value of
			Unexercised	Unexercised
			Options	in the Money-Options
			at FY-End	at FY-End(1)
	Securities Acquired	Aggregate Value	(#)	($)
	on Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

James E.H. Darby	12,500	$4,500	290,000(2)	$21,000
(Exercisable)
Douglas R. Halward	12,500	$4,500	190,000(3)	Nil
(Exercisable)
Steven Lubbers	7,500	$2,700	135,000(4)	$34,650
			(80,000 –	($23,100 –
			Exercisable &	Exercisable &
			55,000	$11,550
			Unexercisable)	Unexercisable)

NOTES:

(1)	Based on the closing price of $0.60 for the shares of the Company on the TSX-V on September 30, 2002, the financial year end of the Company.

(2)	Stock option to purchase 100,000 shares at $0.39 per share granted on December 18, 1998 for a term of five years and stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(3)	Stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(4)	Stock option to purchase 105,000 shares at $0.27 per share granted on February 16, 2000 for a term of five years and stock option to purchase 30,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years. The stock option to purchase 30,000 shares vested as to 10,000 shares on each of March 15, 2002 and March 15, 2003 and will vest as to 10,000 shares on March 15, 2004, provided that Mr. Lubbers is employed by CRR (Florida) on that date.

Pension/Retirement Benefits

No monies were set aside or accrued by the Company or its subsidiaries during the fiscal year ended September 30, 2002 to provide pension, retirement or similar benefits for directors and senior management of the Company.

Employment Termination/Employment Contracts

The Company has in place a three-year employment agreement made January 1, 2002 with James E.H. Darby, the Secretary, Chairman and Chief Executive Officer of the Company, for his full-time services. The agreement with Mr. Darby provides for an annual bonus payable on the basis of quantitative and qualitative performance measurement standards, and, in the event of dismissal without cause or constructive dismissal, for the payment by the Company of a severance allowance in an amount equal to his then-current annual salary through to the second anniversary of the date of termination, either by way of a lump sum or by continuation of the regularly scheduled salary payments.

The Company has in place a three-year employment agreement made January 1, 2002 with Douglas R. Halward, the President of the Company, for his full-time services. The agreement with Mr. Halward provides for the payment of a bonus and of a severance allowance, each calculated on the same basis as described above for Mr. Darby.

The Company’s wholly-owned subsidiary, CRR (Florida), had in place an employment agreement made effective January 1, 2000 with Steven Lubbers for a term of 36 months terminating December 31, 2002. That contract provided for a bonus payable from a bonus pool established on the basis of net profit realized by CRR (Florida), and for a severance allowance in an amount equal to Mr. Lubbers’ then-current annual salary and average annual bonus, payable in the event Mr. Lubbers is dismissed without cause or on a change of control. The Company expects to conclude a substantially similar agreement with Mr. Lubbers shortly, for the period commencing January 1, 2003.

Each of these agreements also includes confidentiality and non-competition provisions.

Compensation of Directors

The Company has no pension plan or other arrangement for cash or non-cash compensation to the directors of the Company, other than the named executive officers (the “Other Directors”), except stock options. During the financial year ended September 30, 2002:

(a)	on March 8, 2002, each of Richard Chase and Derrick Rolfe exercised stock options previously granted to him entitling him to purchase 7,500 Common shares in the capital of the Company at a price of $0.39 per share. The net aggregate value to each of them on the date of exercise was $2,700;

(b)	on March 15, 2002, Derrick Rolfe was granted a stock option to purchase 22,500 Common shares in the capital of the Company exercisable for a term of five years expiring on March 14, 2007 at a price of $0.60 per share; and

(c)	on March 21, 2002, Howard S. Steinberg was granted a stock option to purchase 15,000 Common shares in the capital of the Company exercisable for a term of five years expiring on March 20, 2007 at a price of $0.60 per share.

The exercise price of the foregoing options was not lower than the closing market price of the Company’s shares for the trading day immediately preceding the date of granting of the options less any available discounts, in accordance with the rules of the TSX-V. The terms of the option agreements provide that the options will terminate at the close of business on the date upon which the optionee ceases to be a director of the Company or on such date, not later than one year following the date upon which the optionee ceases to be a director of the Company, as may be determined by the directors of the Company, except by reason of his death, in which case his personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

6.C.	Board Practices

6.C.1.	Terms of Office

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All offices serve at the pleasure of the board of directors. The Company held its 2003 Annual & Extraordinary General Meeting on March 4, 2003. Refer to Item 6.A.

6.C.2.	Directors’ Service Contracts

See “Compensation – Employment Termination/Employment Contracts”.

6.C.3.	Board of Director Committees

The Company’s Board of Directors has three committees: an Audit Committee, a Compensation Committee and an Environmental Committee. The members of each of the committees are appointed or replaced annually at a directors’ meeting held immediately following the annual general meeting of members of the Company.

The audit committee, the members of which are Richard J.M. Chase, Derrick M.J. Rolfe and Howard S. Steinberg, is responsible for reviewing the Company’s financial reporting procedures, internal control and management information systems and liaising with the external auditors. The audit committee also reviews the annual and interim financial statements before those statements are approved by the Board. The compensation committee, the members of which are Richard J.M. Chase, Derrick M.J. Rolfe and Howard S. Steinberg, is responsible for reviewing and approving compensation for the senior management of the Company. The environmental committee, the members of which are Douglas R. Halward, James E.H. Darby and Richard J.M. Chase, is responsible for the Company’s approach and response to matters related to the environment.

6.D.	Employees

As of February 28, 2003, the Company had 93 employees, including three senior management. 27 of the employees and two members of senior management operate out of Canada and 63 employees and one member of senior management operate out of the United States. The following table lists the average number of employees during each of the fiscal years ended September 30, 2002, 2001 and 2000:

	No. of Employees for the Years Ended September 30

	2002	2001	2000

Canada	33	31	31
United States	65	65	82

6.E.	Share Ownership

The following table lists, as of February 28, 2003, directors and senior management who beneficially own the Company’s voting securities, consisting solely of Common shares, and the amount of the Company’s voting securities owned by the directors and senior management as a group.

Name	No. of Shares	Percentage of Class(1)

Douglas R. Halward	703,825	7.04%
James E.H. Darby	927,434	9.28%
Richard J.M. Chase	122,683	1.23%
Derrick M.J. Rolfe	Nil	N/A
Howard Steinberg	Nil	N/A
Steven Lubbers	7,500	0.08%

Total	1,761,442	17.62%

NOTE:

(1)	Based on 9,994,299 shares outstanding as of February 28, 2003.

Stock Options

As at February 28, 2003, the following director and employee stock options to purchase a total of 893,900 shares of the Company’s Common stock are outstanding:

Name/Title	No. of Shares	Exercise Price	Expiry Date

James E.H. Darby (Director)	100,000	$0.39	December 18, 2003
Derrick M.J. Rolfe (Director)	15,000	$0.39	December 18, 2003
Glen Routley (Employee)	5,000	$0.39	December 18, 2003
Vic Lesser (Employee)	10,000	$0.39	December 18, 2003
Steve Trotter (Employee)	12,900	$0.39	December 18, 2003
Roland Durocher (Employee)	2,500	$0.27	February 15, 2005
Ken Harding (Employee)	4,000	$0.27	February 15, 2005
Murdoch MacLeod (Employee)	2,500	$0.27	February 15, 2005
Randy Miller (Employee)	2,000	$0.27	February 15, 2005
Martin Moser (Employee)	3,000	$0.27	February 15, 2005
Bill Rice (Employee)	5,000	$0.27	February 15, 2005
Glen Routley (Employee)	2,500	$0.27	February 15, 2005
Randy Mayer (Employee)	2,000	$0.27	February 15, 2005
Wade McIvor (Employee)	5,000	$0.27	February 15, 2005

Name/Title	No. of Shares	Exercise Price	Expiry Date

Vic Lesser (Employee)	10,000	$0.27	February 15, 2005
Steven Lubbers (Employee)	105,000	$0.27	February 15, 2005
James E.H. Darby (Director)	190,000	$0.60	March 14, 2007
Douglas R. Halward (Director)	190,000	$0.60	March 14, 2007
Derrick M.J. Rolfe (Director)	22,500	$0.60	March 14, 2007
Steve Trotter (Employee)	60,000	$0.60	March 14, 2007
Vic Lesser (Employee)	10,000	$0.60	March 14, 2007
Wade McIvor (Employee)	10,000	$0.60	March 14, 2007
Steve Lubbers (Employee)(1)	30,000	$0.60	March 14, 2007
Lael Todesco (Employee)	50,000	$0.60	March 14, 2007
Glen Routley (Employee)	2,000	$0.60	March 14, 2007
Martin Moser (Employee)	2,000	$0.60	March 14, 2007
Ken Harding (Employee)	2,000	$0.60	March 14, 2007
Bill Rice (Employee)	2,000	$0.60	March 14, 2007
Randy Mayer (Employee)	2,000	$0.60	March 14, 2007
Robert Cripps (Employee)	2,000	$0.60	March 14, 2007
Dave Donnelly (Employee)	2,000	$0.60	March 14, 2007
Roland Durocher (Employee)	2,000	$0.60	March 14, 2007
Murdoch MacLeod (Employee)	2,000	$0.60	March 14, 2007
Randy Miller (Employee)	2,000	$0.60	March 14, 2007
Derek Morgenstern (Employee)	2,000	$0.60	March 14, 2007
Kuldip Sekhon (Employee)	2,000	$0.60	March 14, 2007
Harmohinder Khosa (Employee)	2,000	$0.60	March 14, 2007
Lisa Brocklesby (Employee)	2,000	$0.60	March 14, 2007
Hazel Rogers (Employee)	2,000	$0.60	March 14, 2007
Howard Steinberg (Director)	15,000	$0.60	March 20, 2007

NOTE:

(1)	This option vested as to 10,000 shares on each of March 15, 2002 and March 15, 2003 and will vest as to 10,000 shares on March 15, 2004 provided that Mr. Lubbers is employed by CRR (Florida) on that date.

As at the date hereof, officers and directors, as a group, own options entitling them to purchase a total of 532,500 shares of the Company.

On January 20, 2003, the Company adopted a share option plan (the “Plan”) for the benefit of directors, officers, employees and consultants of the Company and of its subsidiaries in order to conform to the applicable rules and policies of the TSX-V, which plan was subsequently accepted by the TSX-V on February 24, 2003 and approved by the members of the Company on March 4, 2003. The Company currently has outstanding options to purchase 893,900 Common shares which remain in effect and are exercisable in accordance with their terms. Any new options granted will be granted pursuant to the terms of the Plan. The principal features of the Plan are as follows:

(a)	The maximum number of Common shares issuable pursuant to the Plan (including all options that were outstanding when the Plan was adopted) shall not exceed 1,995,260 Common shares, being 20% of the Company’s issued and outstanding Common shares as at the date of approval of the Plan by the members of the Company.

(b)	The maximum number of shares under option to the benefit of one person under the Plan may not exceed 5%, on an annual basis, of the total of the issued and outstanding shares of the Company (on a non-diluted basis) at the time of grant (in the case of a consultant, as defined by the TSX-V’s policies, the annual maximum is 2%).

In the case where the holder of an option is engaged in investor relations activities (as defined by the TSX-V’s policies) for the Company or one of its subsidiaries, the total number of shares under option may not exceed 2% of the total of the issued and outstanding shares of the Company (on a non-diluted basis) at the time of grant.

(c)	The options granted will have a maximum term of 10 years from the date of grant.

(d)	The option is non-assignable and non-transferable.

(e)	If an optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed by the Company or ceases to act as a director or officer, as the case may be, or within 30 days if the optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities.

(f)	In the event of the death of an optionee, the optionee’s heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee’s death or the termination date of the option, whichever is earlier.

(g)	Any Common shares subject to an option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

At February 28, 2003, the following persons owned beneficially more than 5% of the Company’s outstanding Common stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class

Common	Royal Bank Capital Corporation	1,666,666	16.7%
Common	Douglas R. Halward	703,825	7.04%
Common	James E.H. Darby	927,434	9.28%

The only significant change in the percentage ownership held by any major shareholder during the past three years is that in early 2003, Environmental Research and Development Capital Limited Partnership, which held 1,666,666 Common shares of the Company, distributed those shares to its limited partners and was wound up. None of those limited partners acquired more than 5% of the Company’s outstanding Common stock by virtue of that distribution.

The Company’s major shareholders do not have different voting rights.

At January 31, 2003, according to the records maintained by the Company’s registrar and transfer agent, there were 151 shareholders of the Company of record having addresses in the United States holding a total of 1,416,400 shares, representing approximately 14.2% of the outstanding Common shares. The Company is not aware of any trading market for its securities in the United States.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other person.

To the best of the Company’s knowledge, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

7.B.	Related Party Transactions

The following table sets out the particulars of monies repaid by the Company to Messrs. Halward and Darby since the beginning of the Company’s most recently completed financial year pursuant to outstanding loans:

		Amount Outstanding	Amount Outstanding
		as at September 30,	as at January 31,
	Amount Repaid in	2002 (including	2003 (including
Name	Fiscal 2002	interest)	interest)

Douglas R. Halward	$4,875	$230,653	Nil
James E.H. Darby	$354,937	$1,923,238	$1,965,274

During the fiscal year ended September 30, 2002, no director or officer or any associate of any director or officer was indebted to the Company, and there were no transactions, except in respect of loans to the Company, between the Company and any related party.

7.C.	Interests of Experts and Counsel

Not applicable

ITEM 8.     FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements for the years ended September 30, 2002, 2001 and 2000 as presented comply with Canadian generally accepted accounting principles and are presented in Canadian Dollars (CDN$). The modifications necessary in order for these financial statements to conform to U.S. generally accepted accounting principles are set forth in Section 21 of the Notes to the financial statements.

The consolidated financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Ellis Foster, independent Chartered Accountants, is included herein immediately preceding the financial statements.

8.A.7.	Legal/Arbitration Proceedings

There are no material legal or arbitration proceedings pending by the Company, and the Company is not aware of any material legal or arbitration proceedings pending against it.

8.A.8.	Dividend Distribution Policy

The Company does not have a dividend distribution policy and has not paid dividends since its inception. The Company currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

8.B.	Significant Changes

No significant changes have occurred since the date of the most recent annual financial statements included in this Annual Report.

ITEM 9.     THE OFFER AND LISTING

9.A.1.	Not applicable

9.A.2.	Not applicable

9.A.3.	Not applicable

9.A.4.	Common Share Trading Information

The Company’s Common shares currently trade on the TSX-V under the symbol “CWD”. The TSX-V is the successor to the Canadian Venture Exchange, the former trading market for the Company’s Common shares. The following table sets forth the low and high sales prices for the Company’s Common shares on the Canadian Venture Exchange and the TSX-V for the last six months, the last nine fiscal quarters and the last five fiscal years.

Period Ended	Low	High

Monthly
February 28/03	$0.63	$0.75
January 31/03	$0.60	$0.66
December 31/02	$0.60	$0.66
November 30/02	$0.60	$0.62
October 31/02	$0.55	$0.60
September 30/02	$0.56	$0.60
Quarterly
December 31/02	$0.55	$0.66
September 30/02	$0.50	$0.60
June 30/02	$0.52	$0.79
March 31/02	$0.35	$1.10
December 31/01	$0.39	$0.45
September 30/01	$0.14	$0.40
June 30/01	$0.12	$0.13
March 31/01	$0.09	$0.14
December 31/00	$0.08	$0.15
Yearly
September 30/02	$0.35	$1.10
September 30/01	$0.08	$0.40
September 30/00	$0.15	$0.45
September 30/99	$0.35	$0.80
September 30/98	$0.65	$1.78

9.A.5.	Not applicable

9.A.6.	Not applicable

9.A.7.	Not applicable

9.B.	Plan of Distribution

Not applicable

9.C.	Stock Exchange Identified

The Common shares of the Company trade on the TSX-V in Canada. Refer to Item 9.A.4.

9.D.	Selling Shareholders

Not applicable

9.E.	Dilution

Not applicable

9.F.	Expenses of the Issue

Not applicable

ITEM 10.     ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

Incorporation

The Company was incorporated under the Company Act (British Columbia) by registration of its memorandum in British Columbia, Canada, under Certificate of Incorporation #268409 on September 1, 1983. The Company does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever that are not specifically precluded by other statutory provisions of the Province of British Columbia.

Powers and Functions of the Directors

The powers and functions of the directors are set forth in the Company’s Articles, which were adopted and filed as of the date of its incorporation, and in the Company Act (British Columbia). They provide that:

(a)	a director who is in any way interested in a proposed contract or transaction with the Company must disclose the nature and extent of his interest and abstain from voting on the approval of the proposed contract or transaction;

(b)	a director is not deemed to be interested in a proposed contract or transaction merely because it relates to the remuneration of a director in that capacity. The directors may, in the absence of an independent quorum, vote compensation to themselves;

(c)	there are no specific limitations on the exercise by the directors of the Company’s borrowing powers;

(d)	there are no provisions for the retirement or non-retirement of directors under an age limit; and

(e)	there is no requirement for a director to hold any shares in the Company.

Rights and Restrictions Attached to the Shares

As all of the Company’s authorized and issued shares are of one class of common stock, there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued shares rank equally in respect to the declaration and receipt of dividends and rights to share in any profits or surplus on liquidation, dissolution or winding-up of the

Company. Each share has attached to it one non-cumulative vote. Shareholders are not liable to further capital calls by the Company.

Alteration of Share Rights

The rights of holders of issued shares of the Company may be altered only with the approval of the holders of 75% or more of the shares of the Company voted at a meeting of the members of the Company called and held in accordance with applicable law.

Annual General Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. Pursuant to the Company Act (British Columbia), the Company is required to hold an annual meeting in each year, not more than 13 months after the date of the most recent annual meeting. The directors may convene an extraordinary general meeting of the members. The holders of not less than 5% of the issued shares of the Company may requisition an extraordinary meeting of the members. All meetings of the members may be attended by registered members or persons who hold powers of attorney or proxies given to them by registered members.

Foreign Ownership Limitations

The Company’s Memorandum and Articles of Incorporation do not contain limitations prohibiting non-residents, foreigners or any other group from holding or voting shares.

Change of Control

There are no provisions in the Company’s Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Share Ownership Reporting Obligations

There are no provisions in the Company’s Articles requiring share ownership to be disclosed.

Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

10.C.	Material Contracts

Other than contracts entered into in the ordinary course of business and those disclosed elsewhere in this Annual Report, the Company has not entered into any material contracts within the past two years except as follows:

(a)	Employment Agreements made effective January 1, 2002 between the Company and each of James E.H. Darby and Douglas R. Halward. See “Item 6B – Compensation”;

(b)	Bonus Sharing Agreement made effective January 1, 2002 among the Company, James E.H. Darby and Douglas R. Halward;

(c)	Director Stock Option Agreements dated March 15, 2002 between the Company and each of James E.H. Darby, Douglas R. Halward and Derrick M.J. Rolfe;

(d)	Employee Stock Option Agreements dated March 15, 2002 between the Company and each of Dave Donnelly, Ken Harding, Murdoch MacLeod, Martin Moser, Glen Routley, Wade McIvor, Vic Lesser, Lisa Brocklesby, Derek Morgenstern, Robert Cripps, Roland Durocher, Hazel Rogers, Randy Miller, Bill Rice, Randy Mayer, Steve Trotter, Steven Lubbers, Kuldip Sekhon, Harmohinder Khosa and Lael Todesco; and

(e)	Director Stock Option Agreement dated March 21, 2002 between the Company and Howard S. Steinberg.

10.D.	Exchange Controls

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or British Columbia restricting remittance of dividends or other payments to non-resident holders of the Company’s Common shares, other than any applicable withholding taxes.

There are no limitations under the laws of Canada or British Columbia or in the memorandum and articles of the Company on the rights of non-Canadians to hold or vote the shares of the Company. Under the provisions of the Investment Canada Act, review and approval of the transaction by the Investment Canada Agency are required where an American directly acquires control of a Canadian business with assets having a value at least equal to $223,000,000. The indirect acquisition of control of a Canadian business by an American is not reviewable.

Different rules apply to investments in the uranium, transportation, financial services and cultural businesses, none of which is relevant to the Company’s circumstances.

The Investment Canada Agency must be notified in prescribed form of the acquisition of control of a business in Canada below the prescribed thresholds. There is a rebuttable presumption under the Investment Canada Act that control is acquired if one-third or more of the voting shares of the Company are acquired by a non-Canadian.

10.E.	Taxation

THE FOLLOWING SUMMARY DISCUSSES ONLY THE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO A HOLDER (A “HOLDER”) OF ONE OR MORE COMMON SHARES OF THE COMPANY WHO FOR THE PURPOSES OF THE INCOME TAX ACT (CANADA) (THE “ACT”) IS A NON-RESIDENT OF CANADA WHO HOLDS HIS COMMON SHARES AS CAPITAL PROPERTY. THE SUMMARY DEALS WITH THE PROVISIONS OF THE ACT IN FORCE ON MARCH 4, 2003 AND ALL SPECIFIC PROPOSALS TO AMEND THE ACT PUBLICLY ANNOUNCED BY THE MINISTER OF FINANCE (CANADA) PRIOR TO MARCH 4, 2003. IT DOES NOT DISCUSS ALL THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR CIRCUMSTANCES OR TO HOLDERS SUBJECT TO SPECIAL RULES. IT IS

THEREFORE NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE CANADIAN INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. HOLDERS AND PROSPECTIVE HOLDERS SHOULD THEREFORE CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common shares. Under the Canada-U.S. Tax Convention (1980) as amended by the Protocols signed on June 14, 1983, March 28, 1984, March 17, 1995 and July 29, 1997 (the “Treaty”), the rate of Part XIII Tax applicable to a dividend on Common shares paid to a Holder who is a resident of the United States is, if the Holder is the beneficial owner of the dividend and is a company that owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a Common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the Common share constituted “taxable Canadian property” as defined by the Act. Generally, a Common share of a Canadian resident corporation listed on a prescribed stock exchange including the Canadian Venture Exchange will not constitute taxable Canadian property of a Holder unless he held the Common share as capital property used by him in carrying on a business (other than an insurance business) in Canada, or unless he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on a disposition of a Common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common share is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the Common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time within the 10 years immediately, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a Common share must include one-half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations and to certain transitional rules, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

Any of the documents referred to above can be viewed at the registered office of the Company at Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R3. All of the documents referred to above are in English.

10.I.	Subsidiary Information

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report (“Date of Evaluation”), an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO has concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company’s disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company’s management, and made known to the Company’s CEO, including during the period in which this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company’s internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.     [RESERVED]

PART III

ITEM 17.     FINANCIAL STATEMENTS

The consolidated financial statements for the years ended September 30, 2000, 2001 and 2002 as presented comply with Canadian generally accepted accounting principles and are presented in Canadian dollars. The modifications necessary in order for these financial statements to conform to U.S. generally accepted accounting principles are set forth in Section 21 of the Notes to the consolidated financial statements.

The consolidated financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Ellis Foster, Chartered Accountants, are included herein immediately preceding the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS

Year ended September 30, 2002 comparative to September 30, 2001 and 2000
Report of Independent Accountants
Consolidated Balance Sheet
Consolidated Statement of Income and Deficit
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements
Schedule of Consolidated Cost of Sales
Schedule of Consolidated Direct Selling Expenses
Schedule of Consolidated General and Administrative Expenses

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Financial Statements
(Expressed in Canadian Dollars)

September 30, 2002, 2001, and 2000

Index

Report of Independent Accountants
Consolidated Balance Sheet
Consolidated Statement of Income and Deficit
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements
Schedule of Consolidated Cost of Sales
Schedule of Consolidated Direct Selling Expenses
Schedule of Consolidated General and Administrative Expenses

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

We have audited the consolidated balance sheets of Consolidated Envirowaste Industries Inc. as at September 30, 2002, 2001, and 2000 and the consolidated statements of income and deficit and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2002, 2001, and 2000 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

Differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders’ equity at September 30, 2002, 2001, and 2000 and the determination of net income (loss) for each of the years in the three-year period ended September 30, 2002 are summarized in note (21).

Vancouver, Canada October 25, 2002	“ELLIS FOSTER” Chartered Accountants

A partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
- members in principal cities throughout the world

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheet
(Expressed in Canadian Dollars)
September 30 , 2002, 2001 and 2000

	2002	2001	2000

ASSETS
Current
Cash and cash equivalents	$2,559,153	$2,691,446	$1,487,192
Term deposits, restricted (note 3)	805,840	—	—
Accounts receivable	2,349,973	3,228,571	3,381,190
Inventories (note 4)	1,084,342	1,094,800	1,100,419
Refundable income taxes	75,586	—	22,839
Future income tax asset	349,758	—	—
Prepaid expenses and deposits	281,538	324,619	253,758

Total current assets	7,506,190	7,339,436	6,245,398
Capital assets (note 5)	5,939,120	7,603,223	9,904,737
Assets under capital leases (note 6)	2,200,503	92,561	100,445
Future income tax asset	252,227	—	—
Other assets (note 7)	67,266	103,291	121,021

Total assets	$15,965,306	$15,138,511	$16,371,601

LIABILITIES
Current
Demand loans, secured (note 8)	$—	$252,540	$530,638
Accounts payable and accrued liabilities	2,531,284	2,687,848	2,115,175
Deferred revenue	124,946	430,136	701,372
Principal of long-term debt due within one year	1,078,108	1,979,649	2,762,777
Principal of capital lease obligation due within one year	415,048	32,498	58,291

Total current liabilities	4,149,386	5,382,671	6,168,253
Long-term debt (note 9)	1,404,372	3,363,469	4,919,119
Obligations under capital leases (note 10)	1,762,919	60,736	66,860
Loans payable (note 11)	2,386,312	2,292,422	2,422,512

Total liabilities	9,702,989	11,099,298	13,576,744

SHAREHOLDERS’ EQUITY
Share capital (note 12)	15,316,422	15,292,047	15,292,047
Unrealized foreign exchange gain	404,578	354,206	272,769
Deficit	(9,458,683)	(11,607,040)	(12,769,959)

Total shareholders’ equity	6,262,317	4,039,213	2,794,857

Commitments (note 15)
Contingent liabilities (note 16)	$15,965,306	$15,138,511	$16,371,601
Total liabilities and shareholders’ equity	$15,965,306	$15,138,511	$16,371,601

The accompanying notes form an integral part of these financial statements.

Approved by the Directors:	“Jim Darby”	“Doug Halward”

	Jim Darby	Doug Halward

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statement of Income and Deficit
(Expressed in Canadian Dollars)
Years Ended September 30, 2002, 2001, and 2000

	2002	2001	2000

Revenue
Bulk	$2,179,592	$2,055,262	$2,413,128
Packaged products	3,229,347	3,694,064	3,584,748
Tipping fees (net)	22,348,784	20,601,351	20,539,201

	27,757,723	26,350,677	26,537,077
Cost of sales (schedule)	16,272,344	15,958,483	17,497,404

Gross margin	11,485,379	10,392,194	9,039,673
Direct selling expenses (schedule)	(4,780,163)	(3,653,296)	(4,446,468)
General and administrative expenses (schedule)	(4,810,773)	(5,231,200)	(6,702,357)

Operating income (loss)	1,894,443	1,507,698	(2,109,152)
Other income (expenses)
Interest and sundry	82,652	99,719	99,889
Staff incentives	(442,543)	(517,406)	—
Gain on disposal of capital assets	3,750	72,908	8,454

Income (loss) before income taxes	1,538,302	1,162,919	(2,000,809)
Income tax provision (recovery) (note 17)	(610,055)	—	(89,214)

Net income (loss) for the year	2,148,357	1,162,919	(1,911,595)
Deficit, beginning of year	(11,607,040)	(12,769,959)	(10,858,364)

Deficit, end of year	$(9,458,683)	$(11,607,040)	$(12,769,959)

Earnings (loss) per share for the year
Basic	$0.22	$0.12	$(0.20)

Number of shares	9,949,245	9,913,799	9,685,165

Fully diluted earnings (loss) per share	$0.21	$0.12	$(0.20)

Number of shares	10,085,085	9,913,799	9,685,165

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)
Years Ended September 30, 2002, 2001, and 2000

	2002	2001	2000

Cash flows from (used in) operating activities
Net income (loss) for the year	$2,148,357	$1,162,919	$(1,911,595)
Items not involving cash:
Amortization	2,127,999	2,827,243	3,232,179
Gain on disposal of capital assets	(3,750)	(72,908)	(8,454)
Unrealized foreign exchange gain (loss)	50,372	81,437	55,169
Issuance of shares for non-cash consideration	—	—	135,000
Future income taxes	(610,055)	—	(92,701)

	3,712,923	3,998,691	1,409,598
Change in non-cash working capital:
Decrease in accounts receivable	878,598	152,619	763,758
Decrease in inventories	10,458	5,619	300,453
Decrease (increase) in refundable income taxes	(75,586)	22,839	57,523
Decrease (increase) in prepaid expenses and and other current assets	43,081	(70,861)	100,857
Increase (decrease) in accounts payable and accrued liabilities	(148,494)	572,673	(573,217)
Increase (decrease) in deferred revenue	(305,190)	(271,236)	619,749
Decrease in current portion of long-term debt	(901,541)	(783,128)	(236,707)
Increase (decrease) in current portion of capital lease obligations	382,550	(25,793)	(14,478)

	3,596,799	3,601,423	2,427,536

Cash flows from (used in) financing activities
Decrease in long-term debt, net	(1,959,097)	(1,555,650)	(2,242,806)
Increase (decrease) in obligations under capital leases, net	1,702,183	(6,124)	15,076
Increase (decrease) in loans payable	93,890	(130,090)	1,422,512
Issuance of share capital	24,375	—	—

	(138,649)	(1,691,864)	(805,218)

Cash flows from (used in) investing activities
Acquisition of capital assets	(1,033,043)	(1,797,782)	(1,393,412)
Proceeds from the sale of capital assets	827,618	1,383,388	866,329
Acquisition of assets under capital leases	(2,325,429)	(29,299)	(35,796)
Proceeds from the sale of assets under capital leases	—	32,195	9,999
Acquisition of other assets, net	(1,209)	(15,709)	(1,461)

	(2,532,063)	(427,207)	(554,341)

Increase in cash and cash equivalents	926,087	1,482,352	1,067,977
Cash and cash equivalents (deficiency), beginning of year	2,438,906	956,554	(111,423)

Cash and cash equivalents, end of year	$3,364,993	$2,438,906	$956,554

Represented as:
Cash and cash equivalents	$2,559,153	$2,691,446	$1,487,192
Term deposit, restricted	805,840	—	—
Demand loans, secured	—	(252,540)	(530,638)

	$3,364,993	$2,438,906	$956,554

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

1.	Significant Accounting Policies

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S. subsidiaries, Consolidated Resource Recovery, Inc. (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. (“Greencycle”), a Georgia corporation (formerly GreenCycle of Georgia, Inc.).

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(d)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and market value.

(e)	Capital Assets

Capital assets are recorded at historical cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	5% & 33%
Land improvements	8%
Equipment	10%, 15%, 20% & 33%
Office equipment	20%
Leasehold improvements	20%
Computer equipment	20%, 30% & 33%
Bag plates and artwork	20% & 50%
Automotive equipment	20% & 30%

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

1.	Significant Accounting Policies (continued)

(f)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as capital assets.

(g)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over 10 years
Goodwill	Recorded at cost; amortized on a straight-line basis over 10 years
Technology license	Recorded at cost; amortized on a straight-line basis over 20 years
Deferred acquisition costs	Recorded at cost; amortized on a straight-line basis over 4 years
Packaging design	Recorded at cost; amortized on a straight-line basis over 5 years

(h)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains or losses are presented as a component of equity.

(i)	Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at September 30, 2002, cash equivalents consist of $1,251,042 (2001 — $2,145,421; 2000 — $806,198).

(j)	Impairment of Long-term Assets

The Company re-evaluates the recoverability of long-term assets, including capital and intangible assets based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company’s policy is to write down assets to their net recoverable amount in the period when it is determined that the carrying amount of the asset is not likely to be recovered.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

1.	Significant Accounting Policies (continued)

(k)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(l)	Freight Out and Handling Costs

Freight out and related handling costs have been classified as a selling expense.

2.	Change in Accounting Policies

(a)	Effective January 1, 2002, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, Stock-based compensation and other stock-based payments. As permitted by the CICA Handbook, Section 3870, the Company has chosen not to recognize any compensation cost on the grant of stock options to its employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company’s stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870.

The adoption of the new accounting policy has no cumulative effect on the prior period’s financial statement.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

2.	Change in Accounting Policies (continued)

(b)	Effective from October 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings per share amount. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year.

The adoption of the new standard has no effect on the calculation of diluted earnings per share amount for the prior years as the effect of common shares issuable upon the exercise of options of the Company would be anti-dilutive. Therefore, basic and diluted earnings per share would be the same.

3.	Term Deposit, Restricted

The Company’s subsidiary, CRRI, maintains a certificate of deposit with a local financial institution as security for a US $500,000 (Cdn $793,975) letter of credit issued to collateralize its bonding requirements. Subsequent to September 30, 2002, CRRI reached an agreement with its bonding company to cancel the letter of credit, and, consequently, the release of the certificate of deposit to general funds by the financial institution.

4.	Inventories

	2002	2001	2000

Raw materials and supplies	$712,527	$825,951	$783,583
Work-in-process	55,697	83,133	70,670
Finished goods	316,118	185,716	246,166

	$1,084,342	$1,094,800	$$1,100,419.00

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

5.	Capital Assets

	2002			2001	2000

		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Land	$1,603,295	$—	$1,603,295	$745,948	$745,948
Plant	1,432,560	681,122	751,438	649,439	712,106
Land improvements	517,479	371,745	145,734	187,138	228,541
Equipment	7,766,850	4,624,433	3,142,417	5,700,853	7,820,936
Office equipment	105,620	84,487	21,133	8,539	15,787
Leasehold improvements	193,714	141,611	52,103	73,932	59,456
Computer equipment	312,322	275,810	36,512	32,783	59,287
Bag plates and artwork	357,942	319,341	38,601	42,993	62,537
Automotive equipment	572,700	424,813	147,887	161,598	200,139

	$12,862,482	$6,923,362	$5,939,120	$7,603,223	$9,904,737

6.	Assets Under Capital Leases

	2002			2001	2000

		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Equipment	$2,405,233	$219,538	$2,185,695	$65,234	$54,160
Automotive equipment	—	—	—	—	6,439
Office equipment	49,632	34,824	14,808	27,327	39,846

	$49,632	$34,824	$14,808	$27,327	$100,445

7.	Other Assets

	2002	2001	2000

Deferred costs, net of accumulated amortization of $218,570 (2001 - $194,943; 2000 - $174,374)	$9,926	$33,553	$54,511
Goodwill, net of accumulated amortization of $43,986 (2001 - $36,656; 2000 - $29,324)	29,327	36,657	43,989
Trademarks, net of accumulated amortization of $14,428 (2001 - $11,373; 2000 - $8,398)	16,532	18,378	21,353
Technology license, net of accumulated amortization of $545 (2001 - $467; 2000 - $389)	1,012	1,090	1,168
Packaging design, net of accumulated amortization of $5,240 (2001 - $2,096; 2000 - $nil)	10,469	13,613	—

	$67,266	$103,291	$121,021

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

8.	Demand Loans, Secured

(a)	On May 7, 2002, the Company’s subsidiary, The Answer Garden Products Ltd., established new lending facilities with the Royal Bank of Canada. The credit facility includes a revolving, demand operating loan of $500,000 bearing interest at Royal Bank prime (RBP) plus 2% per annum, a peak period revolving, demand loan of $250,000 bearing interest at RBP plus 2.5% per annum, and a standby demand instalment/reducing loan or lease line of $250,000 bearing interest at RBP plus 2.5% per annum or at scheduled lease rates at time of draw down. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 11). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. There were no borrowings outstanding on the revolving operating lines of credit at September 30, 2002 (September 30, 2001 — $169,000; 2000 — $310,000). The standby loan/lease has not been drawn on.

The Company’s demand mortgage was repaid in full on April 6, 2002 (September 30, 2001 — $83,540; 2000 – $220,638).

The RBP rate at September 30, 2002 was 4.50%.

(b)	During the year, the Company’s Florida subsidiary, CRRI, established a credit facility with a US lender consisting of a revolving line of credit of US $300,000 (Cdn $476,385), and equipment lease facilities totalling US $1,700,000 (Cdn $2,699,515). Interest rates for each of the loan segments are as follows:

Line of Credit:	floating at 30-day London Interbank Offered Rate (“LIBOR”) plus 350 basis points (September 30, 2002 rate – 1.819)
Equipment Leases:	6.6% and 5.3%

The loans are secured and are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to worth. The loans are guaranteed by the Company, EII and Greencycle. There have been no borrowings on the line of credit and as at September 30, 2002, US $1,413,265 (Cdn $2,244,194) has been drawn down on the lease facilities.

The Company was in compliance with all covenants at September 30, 2002.

The weighted average interest rates at September 30, 2002, 2001 and 2000 were 7.70%; 9.50% and 9.00% respectively.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

9.	Long-term Debt

	2002	2001	2000

Notes payable
Various notes bearing interest at 7.0% to 10.5% per annum and repayable in up to 60 monthly installments of principal and interest through 2006, collateralized by the related equipment.	$2,482,480	$5,343,118	$7,476,440
Notes payable to former shareholders of Greencycle, bearing interest at 8%, principal and interest. Repaid in 2001.	—	—	205,456

	2,482,480	$5,343,118.00	$7,681,896.00
Less: Principal due within one year	1,078,108	1,979,649	2,762,777

Long-term portion	$-2,482,480	$3,363,469	$4,919,119

Principal obligations due within the next five years are as follows:

2003	$1,078,108
2004	688,642
2005	447,327
2006	268,403
2007	—

$2,482,480

10.	Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 60 to 62 months at interest rates ranging from 5.3% to 12.99% per annum. Future minimum lease payments are as follows:

2003	$540,716
2004	540,716
2005	541,532
2006	529,180
2007	366,675
Minimum lease payments	2,518,819
Less: amounts representing interest	(340,852)

Present value of obligations under capital leases	2,177,967
Less: principal due within one year	(415,048)

Long-term portion	$1,762,919

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

11.	Loans Payable

(a)	By loan agreements as amended, between the Company and two of its directors, officers, and shareholders of the Company, the Company has borrowed $2,086,312 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the prime rate of the Royal Bank of Canada plus 3.5% per annum, payable monthly. In addition to security listed below, the Company has agreed to provide one of the directors, if requested, a guarantee and postponement of claim supported by a registered charge over the accounts receivable of its Florida subsidiary, Consolidated Resource Recovery Inc.

(b)	On April 1, 1999, the Company borrowed $300,000 from a shareholder to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan bears interest at the prime rate of the Royal Bank of Canada plus 3.5% per annum, payable monthly.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, BC property and are subrogated to the Royal Bank of Canada. While the terms of repayment for the loan are on a demand basis, it is the lender’s intent not to call for repayment of the debt on or before September 30, 2002.

The Company is currently re-negotiating the loans payable agreements to conform to the banks requirement for the Canadian credit facility.

The loans are summarized as follows:

	2002	2001	2000

Demand loan (a)	$2,086,312	$1,992,422	$2,122,512
Demand loan (b)	300,000	300,000	300,000

	$2,386,312	$2,292,422	$2,422,512

Royal Bank prime rate weighted average	4.20%	6.75%	6.43%

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

12.	Share Capital

Authorized: 50,000,000 common shares, no par value

Issued and fully paid:

	2002		2001		2000

	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital

Balance, beginning of year	9,913,799	$15,945,824	9,913,799	$15,945,824	9,413,799	$15,810,824
Issued during the year:
For financing services	—	—	—	—	500,000	135,000
Exercise of options for cash	62,500	24,375	—	—	—	—
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of year	62,500	$-629,402	9,913,799	$15,292,047	500,000	$-518,777

On March 31, 2000, 500,000 shares were issued to one of its directors and senior officers at a price of $0.27 per share as a bonus for agreeing to continue assisting the Company financially and deferring any decision to call his existing advances.

(a)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise
	of Shares	Price Per Share	Expiry Date

Directors	115,000	$0.39	December 18, 2003
Directors	402,500	0.60	March 14, 2007
Directors	15,000	0.60	March 20, 2007
Employees	42,900	0.39	December 18, 2003
Employees	41,500	0.27	February 15, 2005
Employees*	105,000	0.27	February 15, 2005
Employees	160,000	0.60	March 14, 2007
Employees**	30,000	0.60	March 14, 2007

	911,900

*	This option vested as to 70,000 shares on December 31, 2001 and will vest as to 35,000 additional shares on December 31, 2002, provided that the employee is employed by the Company on the vesting date.

**	This option is vested as to 10,000 shares on March 15, 2002 and will vest as to 10,000 additional shares each on March 31, 2003 and 2004, provided, in each case, that the employee is employed by the Company on the vesting date.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

12.	Share Capital (continued)

As at September 30, 2002, the Company had issued 856,900 exercisable stock options with a weighted average exercise price of $0.51. The weighted average remaining contractual life of the options outstanding is 3.6 years.

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding at October 1, 2001	453,400	$0.55
Granted	607,500	0.60
Cancelled	(86,500)	1.42
Exercised	(62,500)	0.39

Outstanding at September 30, 2002	911,900	$0.51

As required, the Company will disclose pro forma information regarding its net income as if it has accounted for its employer stock options granted under the fair value method. Under this method, the fair value of the stock options was estimated using the Black-Scholes Model with the following assumptions being made: dividend yield of 0%; an expected life of five years; expected volatility of 79% and risk-free interest rate of 5.2%. The weighted average fair value of those stock options granted in the 2002 fiscal year was $0.53.

Had the Company accounted for its stock-based compensation based on the fair value method, the Company’s net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

2002

Net income — as reported	$2,148,357

— pro forma	$1,832,565

Basic earnings per share — as reported	$0.22

— pro forma	$0.18

Diluted earnings per share — as reported	$0.21

— pro forma	$0.18

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

13.	Related Party Transactions

Included in accounts payable and accrued liabilities at September 30, 2002 were amounts aggregating $740,765 (2001 — $803,999; 2000 — $323,800) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to loans, as detailed in note 11, the Company entered into the following transactions with directors of the Company:

	2002	2001	2000

Management remuneration	$554,728	$604,222	$296,655
Interest and loan fees	168,555	227,358	341,847

	$723,283	$831,580	$638,502

The transactions are included in the Schedule of Consolidated General and Administrative Expenses.

14.	Geographically Segmented Information

Year Ended September 30, 2002	Canada	United States	Consolidated

Sales to unaffiliated customers	$3,917,963	$23,839,760	$27,757,723
Inter-segment revenue (expense)	791,781	(791,781)	—

Total revenue	$4,709,744	$23,047,979	$27,757,723

Net income (loss) before income taxes	$(148,807)	$1,687,109	$1,538,302
Income tax (recovery)	(13,967)	(596,088)	(610,055)

Net income (loss) for the year	$(134,840)	$2,283,197	$2,148,357

Identifiable assets on September 30, 2002	$3,295,707	$12,669,599	$15,965,306

Year Ended September 30, 2001	Canada	United States	Consolidated

Sales to unaffiliated customers	$4,340,553	$22,010,124	$26,350,677
Inter-segment revenue (expense)	611,218	(611,218)	—

Total revenue	$4,951,771	$21,398,906	$26,350,677.

Net income before income taxes	$148,180	$1,014,739	$1,162,919
Income tax	—	—	—

Net income for the year	$148,180	$1,014,739	$1,162,919.0

Identifiable assets on September 30, 2001	$3,692,858	$11,445,653	$15,138,511

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

14.	Geographically Segmented Information (continued)

Year Ended September 30, 2000	Canada	United States	Consolidated

Sales to unaffiliated customers	$4,311,580	$22,225,497	$26,537,077
Inter-segment revenue (expense)	707,559	(707,559)	—

Total revenue	$5,019,139	$21,517,938	$26,537,077

Net earnings (loss) before income taxes	$89,558	$(2,090,367)	$(2,000,809)
Income tax recovery	—	89,214	(89,214)

Net income (loss) for the year	$$89,558.00	$89,214	$(1,911,595)

Identifiable assets on September 30, 2000	$3,999,529	$12,372,072	$16,371,601

15.	Commitments

Under the terms of a license agreement dated November 14, 1994, the Company obtained a 20-year license and an option for a further 20 years to use and sub-license certain technologies developed by the licensor. A royalty of $5,000 is payable for each sale, transfer, or other disposition of the product or any sub-license granted.

CRRI has entered into an employment agreement with a certain member of management through December 31, 2002. This agreement provides for a total monthly salary of approximately Cdn$14,609 (US$9,200) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base is increased annually based on the consumer price index.

The Company has entered into operating leases for certain machinery equipment and office space. Rental expense under these leases was approximately Cdn$1,766,869 (including US$1,063,910) for the year ended September 30, 2002. Minimum future rental payments under these leases are as follows:

2003	$1,534,119
2004	1,270,712
2005	696,299
2006	4,482

$3,505,612

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

16.	Contingent Liabilities

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

The Company’s Florida subsidiary has an irrevocable US $500,000 (Cdn $793,975) guaranteeing letter of credit outstanding in support of a bond issued under terms of green waste processing contracts with some of its customers. The letter of credit is secured by an interest-bearing certificate of deposit (see note 3) which must be lodged for the term of the letter of credit. Subsequent to September 30, 2002, the letter of credit was released by the bonding company.

17.	Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	2002	2001	2000

Provision for income taxes (recovery) — current	$855,127	$558,093	$(89,214)
Reduction of income taxes resulting from the
application of prior years’ losses	(855,127)	(558,093)	—
Future income tax expense (recovery)	(610,055)	—	—

	$(610,055)	$—	$(89,214)

At September 30, 2002, management is of the opinion that the “more likely than not” criteria have been met and in accordance with generally accepted accounting principles the Company has recognized the future income tax (“FIT”) benefits of $601,985 arising from loss carry-forwards of prior years and other timing differences. The future income tax recovery has resulted from the recognition of the FIT assets in the current year.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

17.	Income Taxes (continued)

The tax effects of temporary timing differences that give rise to significant components of the future tax assets are as follows:

Future income tax assets	2002	2001	2000

Current
Non-capital loss carry forwards	$190,819	$—	$—
Operating and other timing differences	158,939	704,255	354,349

	349,758	704,255	354,349

Long-term
Capital assets	131,502	189,386	263,251
Non-capital loss carry forward	—	738,054	1,091,061
Operating and other timing differences	120,725	111,113	117,192

	120,725	1,038,553	1,471,504

	349,758	704,255	354,349
Valuation allowance	—	(1,742,808)	(1,825,853)

Total future income tax asset	$349,758	$—	$—

At September 30, 2002 the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,500,000.

These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2004	$205,000
2005	1,551,000
2006	744,000

Total	$2,500,000

The net operating losses available to offset revenues of the US operations are approximately US$319,400 and expire at various times through 2021.

18.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted term deposit, accounts receivable, accounts payable and accrued liabilities, loans payable, and long-term debt. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

19.	Subsequent Events

(a)	On October 16, 2002, the Company’s subsidiary, CRRI, purchased equipment with a note payable to a US financial institution in the amount of US $440,300 (Cdn $699,174). The note which is secured by the related equipment, is repayable in 60 monthly installments of $7,338 plus interest at LIBOR (note 8(b)) plus 3% per annum.

(b)	On October 22, 2002, the Company repaid $150,000 of the loans payable (note 11(b)).

20.	Guarantor Financial Statements

The Company has certain of its indebtedness guaranteed by its wholly-owned subsidiary, The Answer Garden Products Ltd. Consolidating condensed financial statements depicting the parent company, the guarantor subsidiary and the non-guarantor subsidiaries with elimination adjustments and the consolidated total have been provided for the years ended September 30, 2002, 2001 and 2000, being those years in which the guarantee was in place.

Consolidating Condensed Balance Sheet
(Expressed in Canadian Dollars)
September 30, 2002

			Consolidated
			Envirowaste	Answer Garden
			Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations	(Parent)	(Guarantor)	(Non-Guarantors)

ASSETS
Total current assets	$7,506,190	$—	$692,553	$649,154	$6,164,483
Capital assets	5,939,120	—	131,992	1,714,427	4,092,701
Assets under capital leases	2,200,503	—	15,406	34,835	2,150,262
Due from affiliated companies	—	(198,696)	198,696	—	—
Investment in subsidiary companies	—	(15,603,926)	15,580,537	23,389	—
Future income tax asset	252,227	—	—	—	252,227
Other assets	67,266	—	57,339	—	9,927

Total assets	$15,965,306	$(15,802,622)	$16,676,523	$2,421,805	$12,669,600

LIABILITIES
Total current liabilities	$4,149,386	$(685)	$904,162	$246,738	$2,999,171
Long-term debt	1,404,372	—	—	—	1,404,372
Due to affiliated company	—	(8,846,718)	—	8,211,752	634,966
Obligations under capital leases	1,762,919	—	14,627	26,454	1,721,838
Loans payable	2,386,312	—	2,386,312	—	—

Total liabilities	9,702,989	(8,847,403)	3,305,101	8,484,944	6,760,347
SHAREHOLDERS’ EQUITY	6,262,317	(6,955,219)	13,371,422	(6,063,139)	5,909,253

Total liabilities and shareholders’ equity	$15,965,306	$(15,802,622)	$16,676,523	$2,421,805	$12,669,600

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Operations and Deficit
(Expressed in Canadian Dollars)
Year Ended September 30, 2002

				Consolidated
				Envirowaste	Answer Garden
				Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations		(Parent)	(Guarantor)	(Non-Guarantors)

Revenue	$27,757,723	$		$3,163,750	$2,443,157	$23,839,760
Cost of sales	16,272,344		(1,738,593)	2,467,082	1,926,834	13,617,021

Gross margin	11,485,379		49,649	696,668	516,323	10,222,739
Direct selling expenses	(4,780,163)		36,980	(211,613)	(365,920)	(4,239,610)
General and administrative expenses	(4,810,773)		(828,010)	(427,386)	(364,624)	(3,190,753)

Operating income (loss)	1,894,443		(741,381)	57,669	(214,221)	2,792,376
Other income (expenses)	(356,141)		741,381	31,660	15,977	(1,145,159)

Income (loss) before income taxes	1,538,302		—	89,329	(198,244)	1,647,217
Income tax expense (recovery)	(610,055)		—	(13,967)	—	(596,088)

Net income (loss) for the year	2,148,357		—	103,296	(198,244)	2,243,305
Deficit, beginning of year	(11,607,040)		—	(2,048,296)	(5,864,897)	(3,693,847)

Deficit, end of year	$(9,458,683)		$—	$(1,945,000)	$(6,063,141)	$(1,450,542)

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Cash Flows
(Expressed in Canadian Dollars)
Year Ended September 30, 2002

			Consolidated
			Envirowaste	Answer Garden
			Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations	(Parent)	(Guarantor)	(Non-Guarantors)

Cash flows from (used in) operating activities
Net income (loss) for the year	$2,148,357	$—	$103,296	$(198,244)	$2,243,305
Items not involving cash:
Amortization	2,127,999	—	74,557	223,142	1,830,300
Loss (gain) on disposal of capital assets	(3,750)	—	3,750)	—	—
Future income taxes	(610,055)	—	13,967)	—	(596,088)
Unrealized foreign exchange gain (loss)	50,372	—	—	—	50,372

	3,712,923	—	160,136	24,898	3,527,889
Change in non-cash working capital:
Decrease (increase) in accounts receivable	878,598	—	6,751	57,141	814,706
Decrease (increase) in inventories	10,458	—	38,430)	(60,337)	109,225
Decrease in refundable income taxes	(75,586)	—	—	—	(75,586)
Decrease (increase) in prepaid expenses and other current assets	43,081	—	5,281)	734	47,628
Increase (decrease) in accounts payable and accrued liabilities	(148,494)	—	207,156	118,799	(474,449)
Increase (decrease) in deferred revenue	(305,190)	—	—	—	(305,190)
Decrease in current portion of long-term debt	(901,541)	—	—	—	(901,541)
Increase (decrease) in current portion of capital lease obligations	382,550	—	9,599)	(3,244)	395,393

	3,596,799	—	320,733	137,991	3,138,075

Cash flows from (used in) financing activities
Decrease in long-term debt, net	(1,959,097)	—	—	—	(1,959,097)
Increase (decrease) of long-term capital lease obligations, net	1,702,183	—	5,284)	(14,371)	1,721,838
Increase (decrease) in loans payable	93,890	—	93,890	—	—
Advances to/from subsidiaries	—	—	1,587,363)	144,344	1,443,019
Advances to/from affiliated companies	—	—	995,598	—	(995,598)
Issuance of share capital	24,375	—	24,375		—

	(138,649)	—	478,784)	129,973	210,162

Cash flows from (used in) investing activities
Acquisition of capital assets	(1,033,043)	—	21,160)	(22,235)	(989,648)
Proceeds from the sale of capital assets	827,618	—	3,750	—	823,868
Acquisition of assets under capital leases	(2,325,429)	—	—	—	(2,325,429)
Proceeds from sale of assets under capital leases	—	—	—	—	—
Acquisition of other assets	(1,209)	—	—	—	(1,209)

	(2,532,063)	—	17,410)	(22,235)	(2,492,418)

Decrease in cash and cash equivalents	926,087	—	(175,461)	245,729	855,819
Cash and cash equivalents (deficiency), beginning of year	2,438,906	—	350,467	(187,926)	2,276,365

Cash and cash equivalents (deficiency), end of year	$3,364,993	$—	$175,006	$57,803	$3,132,184

Represented as:
Cash and cash equivalents	$2,559,153	$—	$175,006	$57,803	$2,326,344
Term deposit, restricted	805,840	—	—	—	805,840

	$3,364,993	$—	$175,006	$57,803	$3,132,184

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

20. Guarantor Financial Statements (continued)

Consolidating Condensed Balance Sheet
(Expressed in Canadian Dollars)
September 30, 2001

			Consolidated
			Envirowaste	Answer Garden
			Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations	(Parent)	(Guarantor)	(Non-Guarantors)

ASSETS
Total current assets	$7,339,436	$—	$914,594	$569,963	$5,854,879
Capital assets	7,603,223	—	149,046	1,896,959	5,557,218
Assets under capital leases	92,561	—	39,351	53,210	—
Due from affiliated companies	—	(1,194,294)	1,194,294	—	—
Investment in subsidiary companies	—	(14,016,563)	13,993,174	23,389	—
Other assets	103,291	—	69,738	—	33,553

Total assets	$103,291	$(15,210,857)	$16,360,197	$23,389	$33,553

LIABILITIES
Total current liabilities	$5,382,671	$(685)	$804,112	$300,183	$4,279,061
Long-term debt	3,363,469	—	—	—	3,363,469
Due to affiliated company	—	(9,634,338)	—	8,067,408	1,566,930
Obligations under capital leases	60,736	—	19,911	40,825	—
Loans payable	2,292,422	—	2,292,422	—	—

Total liabilities	2,353,158	(9,635,023)	2,312,333	8,108,233	9,209,460
SHAREHOLDERS’ EQUITY	4,039,213	(5,575,834)	13,243,752	(5,864,895)	2,236,190

Total liabilities and shareholders’ equity	$6,392,371	$(15,210,857)	$15,556,085	$2,243,338	$11,445,650

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

20. Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Operations and Deficit
(Expressed in Canadian Dollars)
Year Ended September 30, 2001

			Consolidated
			Envirowaste	Answer Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)

Revenue	$26,350,677	$(1,436,412)	$3,576,668	$2,677,823	$21,532,598
Cost of sales	15,958,483	(2,184,378)	3,105,625	1,990,055	13,047,181

Gross margin	10,392,194	747,966	471,043	687,768	8,485,417
Direct selling expenses	(3,653,296)	160,032	(194,408)	(462,982)	(3,155,938)
General and administrative expenses	(5,231,200)	406,520	(1,377,468)	(283,626)	(3,976,626)

Operating income (loss)	1,507,698	406,520	(1,100,833)	(58,840)	1,352,853
Other income (expenses)	(344,779)	(1,341,518)	776,286	297,056	(103,603)

Income (loss) before income taxes	1,162,919	—	776,286	297,056	1,249,250
Income tax expense (recovery)	—	—	—	—	—

Net income (loss) for the year	1,162,919	—	776,286	297,056	1,249,250
Deficit, beginning of year	(12,769,959)	—	(1,723,749)	(6,103,113)	(4,943,097)

Deficit, end of year	$(11,607,040)	$—	$(947,463)	$(5,806,057)	$(3,693,847)

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Cash Flows
(Expressed in Canadian Dollars)
Year Ended September 30, 2001

			Consolidated
			Envirowaste	Answer Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)

Cash flows from (used in) operating activities
Net income (loss) for the year	$1,162,919	$—	$(324,547)	$238,216	$1,249,250
Items not involving cash:
Amortization	2,827,243	(93,535)	79,403	271,221	2,570,154
Loss (gain) on disposal of capital assets	(72,908)	87,754	(27,908)	(45,000)	(87,754)
Future income taxes	—	—	—	—	—
Unrealized foreign exchange gain (loss)	81,437	—	—	—	81,437

	3,998,691	(5,781)	(273,052)	464,437	3,813,087
Change in non-cash working capital:
Decrease (increase) in accounts receivable	152,619	(23,182)	(30,798)	(37,042)	243,641
Decrease (increase) in inventories	5,619	—	39,829	(41,312)	7,102
Decrease in refundable income taxes	22,839	—	—	—	22,839
Decrease (increase) in prepaid expenses and other current assets	(70,861)	1,346	(2,686)	8,150	(77,671)
Increase (decrease) in accounts payable and accrued liabilities	572,673	27,617	330,559	(30,248)	244,745
Increase (decrease) in deferred revenue	(271,236)	—	—	—	(271,236)
Decrease in current portion of long-term debt	(783,128)	—	—	—	(783,128)
Increase (decrease) in current portion of capital lease obligations	(25,793)	—	(31,333)	5,540	—

	3,601,423	—	32,519	369,525	3,199,379

Cash flows from (used in) financing activities
Decrease in long-term debt, net	(1,555,650)	—	—	—	(1,555,650)
Increase (decrease) of long-term capital lease obligations, net	(6,124)	—	(14,884)	8,760	—
Increase (decrease) in loans payable	(130,090)	—	(130,090)	—	—
Advances to/from subsidiaries	—	(211,273)	124,627	—	86,646
Advances to/from affiliated companies	—	211,273	(86,647)	(146,141)	21,515

	(1,691,864)	—	(106,994)	(137,381)	(1,447,489)

Cash flows from (used in) investing activities
Acquisition of capital assets	(1,797,782)	287,589	(5,382)	(90,759)	(1,989,230)
Proceeds from the sale of capital assets	1,383,388	(287,589)	—	45,000	1,625,977
Acquisition of assets under capital leases	(29,299)	—	—	(29,299)	—
Proceeds from sale of assets under capital leases	32,195	—	32,195	—	—
Acquisition of other assets	(15,709)	—	(15,709)	—	—

	(427,207)	—	11,104	(75,058)	(363,253)

Decrease in cash and cash equivalents	1,482,352	—	(63,371)	157,086	1,388,637
Cash and cash equivalents (deficiency), beginning of year	956,554	—	413,838	(345,012)	887,728

Cash and cash equivalents (deficiency), end of year	$2,438,906	$—	$350,467	$(187,926)	$2,276,365

Represented as:
Cash and cash equivalents	$2,691,446	$—	$434,007	$(18,926)	$2,276,365
Demand loans, secured	(252,540)	—	(83,540)	(169,000)	—

	$2,438,906	$—	$350,467	$(187,926)	$2,276,365

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Balance Sheet
(Expressed in Canadian Dollars)
September 30, 2000

			Consolidated
			Envirowaste	Answer Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)

ASSETS
Total current assets	$6,245,398	$—	$1,121,409	$461,835	$4,662,154
Capital assets	9,904,737	—	187,845	2,061,486	7,655,406
Assets under capital leases	100,445	—	60,599	39,846	—
Due from affiliated companies	—	(1,107,647)	1,107,647	—	—
Investment in subsidiary companies	—	(20,413,823)	14,117,801	23,390	6,272,632
Other assets	121,021	—	66,508	—	54,513

Total assets	$16,371,601	$(21,521,470)	$16,661,809	$2,586,557	$18,644,705

LIABILITIES
Total current liabilities	$6,168,253	$(685)	$636,202	$444,053	$5,088,683
Long-term debt	4,919,119	—	—	—	4,919,119
Due to affiliated company	—	(8,255,549)	—	8,255,549	—
Obligations under capital leases	66,860	—	34,794	32,066	—
Loans payable	2,422,512	—	2,422,512	—	—

Total liabilities	13,576,744	(8,256,234)	3,093,508	8,731,668	10,007,802
SHAREHOLDERS’ EQUITY	2,794,857	(13,265,236)	13,568,301	(6,145,111)	8,636,903

Total liabilities and shareholders’ equity	$16,371,601	$(21,521,470)	$16,661,809	$2,586,557	$18,644,705

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Operations and Deficit
(Expressed in Canadian Dollars)
Year Ended September 30, 2000

			Consolidated
			Envirowaste	Answer Garden
			Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations	(Parent)	(Guarantor)	(Non-Guarantors)

Revenue	$26,537,077	$(1,214,864)	$3,647,150	$2,586,853	$21,517,938
Cost of sales	17,497,404	(1,927,980)	2,764,149	1,929,076	14,732,159

Gross margin	9,039,673	713,116	883,001	657,777	6,785,779
Direct selling expenses	(4,446,468)	124,423	(252,858)	(437,884)	(3,880,149)
General and administrative expenses	(6,702,357)	193,795	(1,312,883)	(471,495)	(5,111,774)

Operating income (loss)	(2,109,152)	1,031,334	(682,740)	(251,602)	(2,206,144)
Other income (expenses)	108,343	(1,031,334)	1,015,918	7,981	115,778

Income (loss) before income taxes	(2,000,809)	—	333,178	(243,621)	(2,090,366)
Income tax expense (recovery)	(89,214)	—	—	—	(89,214)

Net income (loss) for the year	(1,911,595)	—	333,178	(243,621)	(2,001,152)
Deficit, beginning of year	(10,858,364)	—	(2,048,743)	(5,859,492)	(2,171,419)

Deficit, end of year	$(12,769,959)	$—	$(1,715,565)	$(6,103,113)	$(4,951,281)

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Cash Flows
(Expressed in Canadian Dollars)
Year Ended September 30, 2000

			Consolidated
			Envirowaste	Answer Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)

Cash flows from (used in) operating activities
Net income (loss) for the year	$(1,911,595)	$—	$333,178	$(243,621)	$(2,001,152)
Items not involving cash:
Amortization	3,232,179	(35,052)	62,727	288,001	2,916,503
Loss (gain) on disposal of capital assets	(8,454)	35,630	(585)	(7,981)	(35,518)
Future income taxes	(92,701)	—	—	—	(92,701)
Issuance of shares for non-cash consideration	135,000	—	135,000	—	—
Unrealized foreign exchange gain (loss)	55,169	—	—	—	(55,169)

	1,409,598	578	530,320	36,399	842,301
Change in non-cash working capital:
Decrease (increase) in accounts receivable	763,758	—	14,511	(15,046)	764,293
Decrease (increase) in inventories	300,453	—	(40,606)	143,660	197,399
Decrease in refundable income taxes	57,523	—	—	—	57,523
Decrease (increase) in prepaid expenses and other current assets	100,857	—	17,432	(7,385)	90,810
Increase (decrease) in accounts payable and accrued liabilities	(573,217)	—	104,303	30,898	(708,418)
Increase (decrease) in deferred revenue	619,749	(81,621)	—	—	701,370
Decrease in current portion of long-term debt	(236,707)	(220,639)	89,222	—	(105,290)
Increase (decrease) in current portion of capital lease obligations	(14,478)	—	34,344	(48,822)	—

	2,427,536	(301,682)	749,526	139,704	1,839,988

Cash flows from (used in) financing activities
Decrease in long-term debt, net	(2,242,806)	—	(215,293)	—	(2,027,513)
Increase (decrease) of long-term capital lease obligations, net	15,076	—	(16,990)	32,066	—
Increase (decrease) in loans payable	1,422,512	215,294	1,207,218	—	—
Advances to/from subsidiaries	—	170,018	(842,300)	—	672,282
Advances to/from affiliated companies	—	(118,573)	(643,010)	(99,281)	860,864

	(805,218)	266,739	(510,375)	(67,215)	(494,367)

Cash flows from (used in) investing activities
Acquisition of capital assets	(1,393,412)	20,002	(6,926)	(99,579)	(1,306,909)
Proceeds from the sale of capital assets	866,329	34,274	26,844	5,729	799,482
Acquisition of assets under capital leases	(35,796)	49,631	(31,875)	(53,552)	—
Proceeds from sale of assets under capital leases	9,999	(68,964)	—	78,963	—
Acquisition of other assets	(1,461)	—	(86)	—	(1,375)

	(554,341)	34,943	(12,043)	(68,439)	(508,802)

Decrease in cash and cash equivalents	1,067,977	—	227,108	4,050	836,819
Cash and cash equivalents (deficiency), beginning of year	(111,423)	—	186,730	(349,062)	50,909

Cash and cash equivalents (deficiency), end of year	$956,554	$—	$413,838	$(345,012)	$887,728

Represented as:
Cash and cash equivalents	$1,487,192	$—	$634,476	$(35,012)	$887,728
Demand loans, secured	(530,638)	—	(220,638)	(310,000)	—

	$956,554	$—	$413,838	$(345,012)	$887,728

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP)

The financial statements and the selected financial data have been prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

For each year of presentation, the modifications necessary in order for these financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)	Reconciliation of Consolidated Balance Sheet items:

There are no material differences between Canadian and US GAAP with respect to the consolidated balance sheet items.

(b)	Reconciliation of Consolidated Statement of Income items:

	Year Ended	Year Ended September	Year Ended September
	September 30, 2002	30, 2001	30, 2000

Net income (loss) for the period (Canadian GAAP)	$2,148,357	$1,162,919	$(1,911,595)
Stock-based compensation (note 21(d))	(89,375)	—	—

Net income (loss) for the period (US GAAP)	$2,058,982	$1,162,919	$(1,911,595)

Earnings (loss) per share — basic	$0.21	$0.12	$(0.20)

Earnings (loss) per share — diluted	$0.20	$0.12	$(0.20)

(c)	Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

Under US GAAP, a statement of changes in shareholders’ equity and comprehensive income in the following format would form a part of the annual financial statement:

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

Consolidated Statement of Changes in Shareholders’ Equity

						Accumulated
						Other
	Share Capital			Compre-		Compre-	Total
			Additional	hensive	Retained	hensive	Share-
	Number of		Paid In	Income	Earnings	Income	holders'
	Shares	Amount	Capital	(Loss)	(Deficit)	(Loss)	Equity

Balance forward, September 30, 1999	9,413,799	$15,157,047	$—		$(10,858,364)	$217,600	$4,516,283
Issuance of shares (see note 10)	500,000	135,000	—		—	—	135,000
Comprehensive Income:
- net income (loss)	—	—	—	$(1,911,595)	(1,911,595)	—	(1,911,595)
- foreign currency adjustment	—	—	—	55,169	—	55,169	55,169

				$1,856,426

Balance forward, September 30, 2000	9,913,799	15,292,047	—		(12,769,959)	272,769	2,794,857
Comprehensive Income:
- net income	—	—	—	$1,162,919	1,162,919	—	1,162,919
- foreign currency adjustment	—	—	—	81,437	—	81,437	81,437

				$1,244,356

Balance forward, September 30, 2001	9,913,799	15,292,047	—		(11,607,040)	354,206	4,039,213
Stock-based compensation	—	—	89,375		—	—	89,375
Exercise of options	62,500	24,375			—	—	24,375
Comprehensive Income:
- net income	—	—	—	$2,058,982	2,058,982	—	2,058,982
- foreign currency adjustment	—	—	—	50,372	—	50,372	50,372

				$2,109,354

Balance forward, September 30, 2002	9,976,299	$15,316,422	$89,375		$(9,548,058)	$404,578	$6,262,317

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(d)	Stock Option Compensation

SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. As required under U.S. GAAP, the Company has accounted for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations resulting in a charge against income of $89,375 (2001 – nil; 2000 – nil)

The Company’s net income and earnings per share using the fair value method would have been reduced to the proforma amounts indicated below:

	2002	2001	2000

Net income (loss)
- as reported U.S. GAAP	$2,058,982	$1,162,919	$(1,911,595)

- pro forma	$1,832,565	$1,162,919	$(1,932,374)

Basic earnings (loss) per share
- as reported U.S. GAAP	$0.21	$0.12	$(0.20)

- pro forma	$0.18	$0.12	$(0.20)

Diluted earnings (loss) per share
- as reported U.S. GAAP	$0.20	$0.12	$(0.20)

- pro forma	$0.18	$0.12	$(0.20)

The Company has granted stock options to directors, officers and employees. All options granted were vested immediately or over a period of three (3) years and will expire on or before a five year period from the grant date.

A summary of the additional employee stock option information required under US GAAP is as follows:

Options Outstanding				Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$0.01 - $0.50	304,400	1.78	$0.33	279,400	$0.34
$0.51 - $1.00	607,500	4.45	0.60	577,500	0.60

	911,900	3.56	$0.51	856,900	$0.52

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2002, 2001, and 2000

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(e)	Statement of Cash Flow

(i)	Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	2002	2001	2000

Interest	$727,688	$959,294	$1,281,365
Income taxes	$—	$—	$3,487

(ii)	Supplemental Schedule of Non-Cash Investing and Financing Activities

The Company issued $nil shares (2000 – $500,000; 1999 – $nil) to one of its directors and senior officers at a price of $0.27 per share as a bonus for agreeing to continue assisting the Company financially and deferring any decision to call his existing advances.

(f)	Additional Disclosure Required by U.S. GAAP

(i)	Concentrations of Credit Risk

The Company had funds on deposit with financial institutions which were in excess of the insured limits:

	2002	2001	2000

Uninsured cash amounts on deposit	$2,097,078	$2,405,337	$165,000

Credit risk with respect to accounts receivable is generally diversified due to the large number of customers comprising the client base. The Company continually monitors and evaluates its client acceptance and collection procedures to minimize potential credit risks associated with its accounts receivable.

(ii)	Operations in a Foreign Country

The Company is subject to numerous factors relating to conducting business in a foreign country (including, without limitation, economic, political and currency risks), any of which could have a significant impact on the Company’s operation.

The Company’s U.S. subsidiary, Envirowaste International, Inc. and its own subsidiaries, Consolidated Resource Recovery Inc. and GreenCycle, are subject to U.S. corporation tax on their profits. The Company has used the tax loss carryforwards previously held by its predecessor to offset some of its tax payments.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended September 30, 2002, 2001 and 2000

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(g)	Additional Disclosure Required by SEC

The SEC requires that related party transactions be disclosed as a separate line item in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

The aggregate amount of expenditures made to parties not at arm’s length to the Company consist of the following:

Included in accounts payable and accrued liabilities at September 30, 2002 were amounts aggregating $740,765 (2001 — $803,999; 2000 — $323,800) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to loans, as detailed in note 11, the Company had the following transactions with related parties:

	2002	2001	2000

Management remuneration	$554,728	$604,222	$296,655
Interest and loan fees	168,555	227,358	341,847

	$723,283	$831,580	$638,502

The above noted transactions are included in the Schedule of Consolidated General and Administrative Expenses.

(h)	New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations. SFAS 141 applies to all business combinations initiated after June 30, 2001. The SFAS 141 applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS 141 will not have an impact on the Company’s financial statements.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001 with earlier application permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim financial statements have not been previously issued. The Statement is required to be applied at the beginning of the entity’s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements to that date. The adoption of SFAS 142 will not have a material impact on the Company’s financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended September 30, 2002, 2001 and 2000

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), Asset Retirement Obligations. SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of assets retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the asset. The adoption of SFAS 143 on October 1, 2002 will not have an impact on the Company’s financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-lived Assets. SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of, and APB Opinion 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed of. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 on October 1, 2002 will not have an impact on the Company’s financial statements.

In April 2002, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 145 (SFAS 145), “Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. The rescission of SFAS No. 4, “Reporting Gains and Losses from Extinguishments”, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking Fund Requirements”, which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 145 is effective for fiscal years beginning May 15, 2002. The Company has not assessed the effect that such adoption may have on its consolidated results of operation and financial position.

In July 2002, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities” requiring that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company has not assessed the effect that such adoption may have on its consolidated results of operation and financial position.

22.	Comparative Figures

Certain 2001 and 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated Cost of Sales
(Expressed in Canadian Dollars)
Years Ended September 30, 2002, 2001 and 2000

	2002	2001	2000

Direct materials
Inventory, beginning of year	$825,951	$783,583	$1,046,930
Purchases of direct materials	3,902,615	3,440,376	1,662,885
Testing	19,846	16,402	15,748

Cost of direct materials available for use	4,748,412	4,240,361	2,725,563
Less: Inventory, end of year	(712,527)	(825,951)	(783,583)

Direct materials used	4,035,885	3,414,410	1,941,980
Direct labour	4,049,733	3,772,133	4,675,624
Manufacturing overhead	8,289,692	8,723,953	10,842,694

Manufacturing costs incurred for the year	16,375,310	15,910,496	17,460,298
Work-in-process, beginning of year	83,133	70,670	89,589

	16,458,443	15,981,166	17,549,887
Less: Work-in-process, end of year	(55,697)	(83,133)	(70,670)

Cost of goods manufactured	16,402,746	15,898,033	17,479,217
Finished goods, beginning of year	185,716	246,166	264,353

	16,588,462	16,144,199	17,743,570
Less: Finished goods, end of year	(316,118)	(185,716)	(246,166)

Cost of sales for the year	$16,272,344	$15,958,483	$17,497,404

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated Direct Selling Expenses
(Expressed in Canadian Dollars)
Years Ended September 30, 2002, 2001 and 2000

	2002	2001	2000

Advertising	$55,699	$51,388	$45,460
Amortization — bag plates and artwork	24,267	33,667	29,763
Automobile	3,960	3,960	3,969
Bad debts (recovery)	29,738	(144,952)	207,394
Commissions	7,700	8,400	8,200
Discounts and allowances	164,570	226,173	196,774
Entertainment and promotion	1,545	1,900	1,329
Freight out	4,065,868	2,905,650	3,399,281
Marketing consulting	28,303	53,928	77,222
Miscellaneous	93,100	151,922	21,202
Trade shows	19	—	1,479
Travel	305,394	361,260	454,395

Direct selling expenses	$4,780,163	$3,653,296	$4,446,468

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated General and Administrative Expenses
(Expressed in Canadian Dollars)
Years Ended September 30, 2002, 2001 and 2000

	2002	2001	2000

Advertising	$26,802	$31,575	$63,612
Amortization	348,995	341,144	403,400
Automobile	30,051	24,311	20,928
Bank charges and interest	43,306	17,797	10,657
Business taxes, licenses and fees	91,470	130,835	119,650
Consulting fees	120,916	146,145	405,887
Education and training	18,460	34,787	38,325
Entertainment and promotion	80,422	64,417	62,969
Foreign exchange (gain) loss	2,739	(52,912)	(18,391)
Insurance	21,169	18,457	17,200
Interest on long-term debt	677,575	959,294	1,281,365
Management remuneration	308,770	304,222	296,655
Miscellaneous	38,848	49,158	50,096
Office and stationery	91,741	83,392	111,110
Professional fees	209,988	362,949	395,065
Rent and office services	154,289	148,035	164,890
Shareholder relations	36,837	31,727	36,482
Telephone	178,091	202,759	304,675
Transfer agent and filing fees	8,884	11,982	13,103
Travel	87,492	59,954	145,825
Wages and benefits	2,233,928	2,261,172	2,778,854

General and administrative expenses	$4,810,773	$5,231,200	$6,702,357

The accompanying notes form an integral part of these financial statements.

ITEM 18.     FINANCIAL STATEMENTS

See “Item 17 — Financial Statements”.

ITEM 19.     EXHIBITS

1.	Memorandum and Articles and amendments thereto:

Those documents were attached as Exhibits 1.1, 1.2, 1.3, 1.4 and 1.5 to the Company’s Registration Statement on Form 20-F dated April 3, 1992 (as amended), and are incorporated herein by reference.

2.	Instruments defining the rights of holders of equity or debt securities being registered:

Refer to Exhibit No. 1

3.	Voting Trust Agreements: Not applicable

4.	Material Contracts:

4.1	Shareholders’ Agreement dated September 24, 1996 among the Company, Douglas Halward, Cynthia Halward, James Darby, Elizabeth Darby, Environmental Research & Development Capital Limited Partnership and Royal Bank Capital Corporation which was attached as Exhibit 2.16 to the Company’s Annual Report on Form 20-F dated March 27, 1997 and is incorporated herein by reference.

4.2	Director Stock Option Agreements dated December 18, 1998 between the Company and certain of its directors which were attached as Exhibit 2.4 to the Company’s Annual Report on Form 20-F dated March 30, 1999 and are incorporated herein by reference.

4.3	Employee Stock Option Agreements dated December 18, 1998 between the Company and certain of its employees which were attached as Exhibit 2.5 to the Company’s Annual Report on Form 20-F dated March 30, 1999 and are incorporated herein by reference.

4.4	Loan Agreement dated January 4, 1999 between the Company and James E.H. Darby which was attached as Exhibit 2.6 to the Company’s Annual Report on Form 20-F dated March 30, 1999 and is incorporated herein by reference.

4.5	Demand Promissory Note dated January 4, 1999 between the Company and James E.H. Darby which was attached as Exhibit 2.7 to the Company’s Annual Report on Form 20-F dated March 30, 1999 and is incorporated herein by reference.

4.6	Letter Agreement dated February 5, 1999 between the Company and James E.H. Darby which was attached as Exhibit 2.8 to the Company’s Annual Report on Form 20-F dated March 30, 1999 and is incorporated herein by reference.

4.7	Demand Promissory Note dated February 5, 1999 between the Company and James E.H. Darby which was attached as Exhibit 2.9 to the Company’s Annual Report on Form 20-F dated March 30, 1999 and is incorporated herein by reference.

4.8	Letter Agreement dated March 1, 1999 between the Company and James E.H. Darby which was attached as Exhibit 2.1 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.9	Demand Promissory Notes dated March 1, 1999 and April 1, 1999 between the Company and each of James E.H. Darby and Adam Oates, respectively, which were attached as Exhibit 2.2 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and are incorporated herein by reference.

4.10	General Security Agreements made August 30, 1999 given by the Company to each of James E.H. Darby and Adam Oates which were attached as Exhibit 2.4 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and are incorporated herein by reference.

4.11	Mortgages dated August 30, 1999 given by Answer Garden to each of James E.H. Darby and Adam Oates which were attached as Exhibit 2.5 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and are incorporated herein by reference.

4.12	General Security Agreements made August 30, 1999 given by Answer Garden to each of James E.H. Darby and Adam Oates which were attached as Exhibit 2.6 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and are incorporated herein by reference.

4.13	Guarantees & Postponement of Claims dated August 30, 1999 given by Answer Garden to each of James E.H. Darby and Adam Oates which were attached as Exhibit 2.7 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and are incorporated herein by reference.

4.14	Loan Agreement dated December 6, 1999 between the Company and James E.H. Darby which was attached as Exhibit 2.8 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.15	Demand Promissory Note dated December 6, 1999 between the Company and James E.H. Darby which was attached as Exhibit 2.9 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.16	Guarantee & Postponement of Claim dated December 6, 1999 given by Answer Garden to James E.H. Darby which was attached as Exhibit 2.10 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.17	Pari Passu Agreement dated December 6, 1999 among Douglas R. Halward, James E.H. Darby, the Company and Answer Garden which was attached as Exhibit 2.11 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.18	Loan Agreement dated February 29, 2000 between the Company and James E.H. Darby which was attached as Exhibit 2.12 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.19	Demand Promissory Notes dated February 29, 2000 between the Company and James E.H. Darby which were attached as Exhibit 2.13 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and are incorporated herein by reference.

4.20	Employee Stock Option Agreements dated February 16, 2000 between the Company and certain of its employees which were attached as Exhibit 2.14 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and are incorporated herein by reference.

4.21	Amendment to Loan Agreement dated February 29, 2000 between the Company and James E.H. Darby which was attached as Exhibit 2.15 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.22	Amendment to Pari Passu Agreement dated February 29, 2000 among James E.H. Darby, Douglas R. Halward, the Company and Answer Garden which was attached as Exhibit 2.16 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.23	Employment Extension Agreement dated December 31, 1999 between Steven Lubbers, CCR (Florida) and the Company which was attached as Exhibit 2.17 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.24	Pari Passu Agreement dated as of April 1, 1999 among James E.H. Darby, Adam Oates, the Company and Answer Garden which was attached as Exhibit 2.1 to the Company’s Annual Report on Form 20-F dated March 28, 2001 and is incorporated herein by reference.

4.25	General Security Agreement made March 31, 2000 between the Company and James E.H. Darby which was attached as Exhibit 2.2 to the Company’s Annual Report on Form 20-F dated March 28, 2001 and is incorporated herein by reference.

4.26	General Security Agreement made March 31, 2000 between the Company and James E.H. Darby which was attached as Exhibit 2.3 to the Company’s Annual Report on Form 20-F dated March 28, 2001 and is incorporated herein by reference.

4.27	Guarantee and Postponement of Claim dated March 31, 2000 given by the Company to James E.H. Darby which was attached as Exhibit 2.4 to the Company’s Annual Report on Form 20-F dated March 28, 2001 and is incorporated herein by reference.

4.28	Employment Agreements made effective January 1, 2002 between the Company and each of Douglas R. Halward and James E.H. Darby which were attached as Exhibit 2.1 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and are incorporated herein by reference.

4.29	Bonus Sharing Agreement made effective January 1, 2002 between the Company, Douglas R. Halward and James E.H. Darby which was attached as Exhibit 2.2 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and is incorporated herein by reference.

4.30	Director Stock Option Agreements dated March 15, 2002 between the Company and certain of its directors which were attached as Exhibit 2.3 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and are incorporated herein by reference.

4.31	Employee Stock Option Agreements dated March 15, 2002 between the Company and certain of its employees which were attached as Exhibit 2.4 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and are incorporated herein by reference.

4.32	Director Stock Option Agreement dated March 21, 2002 between the Company and Howard S. Steinberg.

5.	Foreign Patents: Not applicable

6.	Earnings Per Share Calculation:

Effective from October 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings per share amount. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue Common shares were exercised or converted to Common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase Common shares at the prevailing market rate.

Basic earnings per share is computed using the weighted average number of Common shares outstanding during the year.

The adoption of the new standard has no effect on the calculation of diluted earnings per share amount for the prior years as the effect of Common shares issuable upon the exercise of options of the Company would be anti-dilutive. Therefore, basic and diluted earnings per share would be the same.

7.	Ratio Calculations:

The ratios of debt to equity referred to in the Liquidity and Capital Resources section were calculated in each case by dividing the figure shown on the balance sheet for the relevant year as “Total liabilities” by the figure shown on that balance sheet as “Total shareholders’ equity”.

8.	List of Subsidiaries:

The Answer Garden Products Ltd. (Incorporated in British Columbia, Canada)
Envirowaste International Inc. (Incorporated in Delaware, US)
Consolidated Resource Recovery, Inc. (Incorporated in Delaware, US and registered in Florida, US)
Consolidated Resource Recovery, Inc. (Incorporated in Georgia, US)

9.	Statement Regarding Date of Financial Statements: Not applicable

10.	Additional Exhibits: Not applicable

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

	Per:	“Douglas R. Halward”

Douglas R. Halward, President
DATED: March 28, 2003

CERTIFICATION

I, Douglas R. Halward, certify that:

1.	I have reviewed this annual report on Form 20-F of Consolidated Envirowaste Industries Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003	“Douglas R. Halward”

Douglas R. Halward, President & Director

CERTIFICATION ACCOMPANYING PERIODIC REPORT
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Consolidated Envirowaste Industries Inc. (the “Company”) on Form 20-F for the period ending September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Douglas R. Halward, President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 28, 2003	“Douglas R. Halward”

Douglas R. Halward, President

CERTIFICATION

I, James E.H. Darby, certify that:

1.	I have reviewed this annual report on Form 20-F of Consolidated Envirowaste Industries Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003	“James E.H. Darby”

James E.H. Darby, Chairman, Chief Executive Officer, Secretary & Director

CERTIFICATION ACCOMPANYING PERIODIC REPORT
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Consolidated Envirowaste Industries Inc. (the “Company”) on Form 20-F for the period ending September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James E.H. Darby, Chairman, Chief Executive Officer and Secretary of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 28, 2003	“James E.H. Darby”

James E.H. Darby, Chairman, Chief Executive Officer & Secretary