Form 20-F
period 2003-09-30
CONSOLIDATED ENVIROWASTE INDUSTRIES INC
filed 2004-03-31
CIK 885986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Number of outstanding shares of each of the issuer’s class of capital or common shares as of September 30, 2003: 9,994,299 Common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [  ]

Index to the Exhibits to the Annual Report to September 30, 2003 on Form 20-F is at page 80.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The exchange rate into United States currency of the Canadian dollar as at March 25, 2004 was U.S. $1.00 = Cdn. $1.3291 (See “Selected Financial Data” at page 1).

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

     Selected Financial Data

Set forth in the following table are selected financial data with respect to the Company’s financial condition and results of operations from October 1, 1998 to September 30, 2003. Refer to “Item 5 – Operating and Financial Review and Prospects” for disclosure regarding business acquisitions made by the Company in that period.

The selected financial data have been extracted from, and are qualified by reference to, the financial statements included herein at Item 17. The financial statements for the years ended September 30, 1999, 2000, 2001, 2002 and 2003 as presented comply with Canadian generally accepted accounting principles and have been prepared in Canadian dollars.

Selected Financial Data Under Canadian GAAP

	For the years ended September 30
	2003	2002	2001	2000	1999
Net revenue	$24,358,090	$27,757,723	$26,350,677	$26,537,077	$26,991,873
Income (loss) from operations	511,491	1,468,263	1,507,698	(2,109,152)	(2,652,545)
Income (loss) from continuing operations	511,491	1,468,263	1,507,698	(2,109,152)	(2,652,545)
Net income (loss)	341,731	2,148,357	1,162,919	(1,911,595)	(3,344,118)
Net income (loss) from operations per share	0.03	0.22	0.12	(0.20)	(0.36)
Income (loss) from continuing operations per share	0.03	0.22	0.12	(0.20)	(0.36)
Total assets	16,871,494	15,965,306	15,138,511	16,371,601	19,163,192
Net assets	6,734,968	6,262,3'	4,039,213	2,794,857	4,516,283
Capital stock (excluding long term debt)	15,323,082	15,316,422	15,292,047	15,292,047	15,157,047
Number of shares as adjusted to reflect changes in capital	9,987,789	9,949,245	9,913,799	9,685,165	9,413,799
Dividends declared	—	—	—	—	—
Diluted net income per share	0.03	0.21	0.12	(0.20)	(0.36)

Refer to “Item 17 - Financial Statements” for disclosure of the manner in which the financial statements would be modified under US GAAP. If US GAAP were followed, the following items in the Selected Financial Data would be changed as follows:

Selected Financial Data Under US GAAP

	For the years ended September 30
	2003	2002	2001	2000	1999
Net revenue	$24,358,090	$27,757,723	$26,350,677	$26,537,077	$26,991,873
Income (loss) from operations	510,241	1,378,888	1,507,698	(2,109,152)	(2,652,545)

	For the years ended September 30
	2003	2002	2001	2000	1999
Income (loss) from continuing operations	510,241	1,378,888	1,507,698	(2,109,152)	(2,652,545)
Net income (loss)	340,481	2,058,982	1,162,919	(1,911,595)	(3,422,787)
Net income (loss) from operations per share	0.03	0.21	0.12	(0.20)	(0.36)
Income (loss) from continuing operations per share	0.03	0.21	0.12	(0.20)	(0.36)
Total assets	16,871,494	15,965,306	15,138,511	16,371,601	19,163,192
Net assets	6,734,968	6,262,317	4,039,213	2,794,857	4,516,283
Capital stock (excluding long term debt)	15,323,082	15,316,422	15,292,047	15,292,047	15,157,047
Number of shares as adjusted to reflect changes in capital	9,987,789	9,949,245	9,913,799	9,685,165	9,413,799
Dividends declared	—	—	—	—	—
Diluted net income per share	0.03	0.20	0.12	(0.13)	(0.36)

     Exchange Rates

At March 25, 2004, one Canadian dollar, as quoted by Dow Jones Telerate Inc. and other sources at 4 p.m. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), was $0.7524 in U.S. dollars. (Source: The Wall Street Journal)

The following table sets forth the high and low exchange rates between the Canadian dollar and the US dollar for each month during the most recent six months, together with the average rates for each of the fiscal years ended September 30, 2003, 2002, 2001, 2000 and 1999 calculated by using the average of the exchange rates on the last day of each month during the period. All references in this item are to Canadian dollars.

U.S. Dollar/Canadian Dollar

	Average for the
	Period	Low for the Period	High for the Period
February 2004		1.3069	1.3503
January 2004		1.2683	1.3360

	Average for the
	Period	Low for the Period	High for the Period
December 2003		1.2839	1.3420
November 2003		1.2948	1.3410
October 2003		1.3021	1.3518
September 2003		1.3957	1.3415
Fiscal Year Ended September 30, 2003	$1.4645
Fiscal Year Ended September 30, 2002	$1.5730
Fiscal Year Ended September 30, 2001	$1.5351
Fiscal Year Ended September 30, 2000	$1.4755
Fiscal Year Ended September 30, 1999	$1.4852

The exchange rates given are the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

3.B. Capitalization and Indebtedness

     Not applicable

3.C. Reasons for the Offer and Use of Proceeds

     Not applicable

3.D. Risk Factors

The following risks have been identified and should be recognized in regard to the business of the Company and its subsidiaries:

-	There is apparently a sufficient supply of raw materials and no major barriers other than capital costs to entry into this marketplace; therefore, the potential level of finished goods supply is flexible. A flexible supply could result in shortages, tending to drive prices upward, or excess supplies, which could drive prices down.

-	From time to time, the Company’s subsidiaries may be required to engage in aggressive price discounting in order to remain competitive in the marketplace. Such discounting may adversely affect revenues.

-	As the organic composting industry matures, the Company’s subsidiaries are likely to face stronger competition from large companies which develop integrated waste management and lawn and garden operations and may possess greater financial and other resources than the Company and its subsidiaries. Additionally, the Company’s subsidiaries may encounter increasing competition for new site locations and acquisition and joint venture candidates.

-	There can be no assurance that any permits necessary for the Company’s growth plans will be granted on a timely basis, if at all. Future changes in governmental policies and regulatory structure, with respect to the environment or otherwise, may cause future increases in the operating costs of the Company and its subsidiaries or otherwise materially adversely affect their business and operations.

-	The lawn and garden products business is highly seasonal. Unexpected production or transportation difficulties occurring at a time of peak production or sales could adversely affect the level of sales to an extent that may not readily be reversed before the end of the primary selling season. In addition, rainy or unseasonably cold weekend weather during the spring tends to reduce purchases of consumer lawn and garden products. Management believes that the growth of the revenues from compost services operations, as well as its diversification into wood waste recycling and the professional lawn and garden product market, should diminish the seasonal fluctuations of, and the impact of poor weather on, the Company’s revenues. Poor weather can have an effect on the Company’s wood waste recycling business by delaying the start-up of some projects.

-	The Company’s top seven packaged product customers represent 92% of total revenues from packaged product sales. Recent consolidations in the retail market, vendor consolidation programs by retailers, and competitor consolidations are increasing the concentration of sales to large retailers. The Company derives over 10% of its revenue from each of four customers. The loss of any of those or any other significant customer could have a negative impact on earnings.

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
1055 West Georgia Street
Vancouver, British Columbia, Canada V6E 3R3

The contact person is:

Douglas R. Halward, President & Director

The Company has 50,000,000 Common shares without par value authorized. At September 30, 2003, the end of the Company’s most recent fiscal year, there were 9,994,299 Common shares issued and outstanding. At March 25, 2004, there were 10,247,199 Common shares issued and outstanding.

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

Capital Expenditures

During the three years ended September 30, 2003, the Company’s capital expenditures have been focused on its Florida operation. CRR (Florida) has undergone a program of upgrading equipment to increase the efficiency of its grinding fleet, spending $5.8 million on new equipment while disposing of equipment valued at $1.7 million, for net additions of $4.1 million, utilizing a combination of proceeds from the disposition of old equipment, external notes and bank leasing to finance the equipment. Using internally generated funds, the Florida operation acquired a 12-acre parcel of property on May 15, 2002 for $857,000 and, at September 30, 2003, had substantially completed the construction on it of a waste processing facility and new operations/administration premises. Construction costs to September 30, 2003 were $2.3 million, which was financed by a combination of internally generated funds and a $1.1 million mortgage on the property and buildings. CRR (Georgia) disposed of $537,000 worth of redundant equipment for cash and trades on equipment purchased by CRR (Florida). The Abbotsford operation acquired various items, including machinery, computer and office equipment, packaging plates and artwork, for $216,000, using leasing and internal sources to fund the purchases. Early in fiscal 2003, the Abbotsford operation also constructed a storm water diversion system in conjunction with the issuance of an amended discharge permit for the facility. That project was paid for with internally-generated funds. The Winnipeg unit has spent approximately $40,000 during this period on new machinery and office equipment using leases and internal funding.

While there have been no significant changes to property, plant and equipment in other units in fiscal 2004, CRR (Florida) completed its new facilities with further additions to buildings, land improvements, office and computer equipment totalling $336,000 from internally generated funds. CRR (Florida) upgraded an old grinder with new equipment for $532,000 using an external note to finance the purchase, applying the $162,000 proceeds from the sale of the old machinery to general funds, and it has acquired another grinder for $538,000 by way of external note to meet increased business activity.

CRR (Florida) also plans in fiscal 2004 to exercise an option to purchase for approximately $715,000 a major leased operating site, the lease for which will expire in mid 2004. The purchase, using bank lines of credit and internal funds, is expected to reduce rental costs by $80,000 per year.

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

Consolidated Resource Recovery, Inc. (“CRR (Florida)”), an indirect wholly-owned subsidiary of the Company based in Sarasota, Florida, is in the business of converting organic wastes into usable products. Its business comprises five different activities:

(a)	Yard waste recycling - CRR (Florida) is the largest yard and green waste processing company in the southeastern United States, accepting and processing yard trimmings, brush and unwanted plant growth generated by urban landscaping. Its customers include many cities and counties in Florida. The product is screened and sold to packagers of soil amendment products;

(b)	Industrial wood recycling - CRR (Florida) recycles industrial wood (including crates and other used wood products and scrap lumber) into energy and landscape products;

(c)	Land clearing operations - CRR (Florida) works with landowners and contractors to develop and implement programs for effective removal, processing and use of unwanted vegetation, and is also actively involved in contracts for mitigation banking and pest plant removal;

(d)	Disaster response - CRR (Florida) participates in storm debris clean-up and recycling; and

(e)	Organic resource recovery - CRR (Florida) is actively developing new products and uses for the waste material it processes, including soils, mulches and wood fuels.

CRR (Florida) has for the past several years participated actively in biomass fuel projects throughout the United States. With a workforce of approximately 75 people and an extensive fleet of mobile wood recycling equipment, CRR (Florida) processes over 1,300,000 tons of waste wood annually.

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

In January, 2002, CRR (Florida) successfully renewed its contract with Seminole County, Florida for its yard and green waste processing. CRR (Florida) anticipates this contract will generate estimated revenues of US$4,460,000 over its five-year term. The Seminole County contract is one of approximately 21 such contracts with Florida and Georgia counties and municipalities, most of which are for terms of two to five years, with options to renew. The Company’s United States operations derive approximately 79% of their revenues from such contracts.

In October, 2003, CRR (Florida) successfully negotiated a two-year green waste processing contact with Indian River County on the East Coast of Florida. Revenue is anticipated to be approximately US$3.72 million over the life of the contract.

The principal markets in which the Company competes are Western Canada and the southeastern United States. Its Canadian operations are primarily concerned with the manufacture and sale of soil amendments, while its United States operations are primarily concerned with wood waste recycling. Total revenues realized from the Canadian and U.S. operations in the past three fiscal years were as follows:

	Fiscal 2003	Fiscal 2002	Fiscal 2001
Canadian business	$4,240,744	$4,709,744	$4,951,771
U.S. business	$20,117,346	$23,047,979	$21,398,906

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

In Canada, approximately 80% of the Company’s sales revenues are derived from direct sales to major retailers, local landscape contractors and other customers from the Company’s plants in Abbotsford and Winnipeg. Another 16% of Canadian sales revenues are represented by soil products produced by the Company and sold to three other companies for sale under their own labels. Four percent of the Company’s Canadian sales revenues are derived from sales made through a nursery wholesaler. All of the Company’s U.S. business is conducted directly with its customers.

The Company’s top seven packaged product customers represent 92% of total packaged product sales. Recent consolidations in the retail market, vendor consolidation programs by retailers, and competitor consolidations are increasing the concentration of sales to large retailers. The Company derives over 10% of its revenue from each of four customers.

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

The following is a description of the encumbrances against the Abbotsford property as at the date hereof:

(a)	Under Answer Garden’s current credit facility with Royal Bank, there was outstanding at September 30, 2003, a revolving demand operating facility of $500,000, a peak-period revolving demand loan of $250,000 and a standby demand instalment/reducing loan or lease line of $250,000.

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

(b)	Answer Garden has agreed to grant guarantees, one of which is secured by a second charge over presently-held and after-acquired personal property of Answer Garden and a second mortgage on the Abbotsford properties, in favour of lenders who are directors and officers of the Company.

The physical properties occupied by the Company’s Red River division and CRR (Georgia) are leased on ordinary commercial terms.

In February, 2003, CRR (Florida) commenced construction of a yard waste processing facility and new operations/administrative facilities on the property acquired by it in 2002. The facilities were completed in mid-October, 2003, replacing the previous leased yard waste facility which was nearing full capacity, and outgrown leased operations/administrative facilities which would not accommodate further expansion. While the move to owned facilities will eventually save the Company approximately $165,000 in annual lease payments on the two existing facilities, it will continue to utilize the previous operations/administrative facilities for storage and maintenance until the lease expires later this year.

CRR (Florida) is in the process of exercising an option it has to purchase outright a leased waste processing facility on which it currently operates. The lease expires in mid-2004 and will save the Company approximately $80,000 in annual rental costs. The purchase price of approximately $715,000 will be funded with internally generated funds, and initially, with bank lines of credit which will eventually be replaced by internal funds.

CRR (Florida) has granted a guarantee and postponement of claim to secure the repayment of loans due to a director and officer of the Company supported by: (a) a general security agreement granting a registered security interest in presently held and after acquired personal property of CRR (Florida), (b) mortgages over two freehold parcels of land in the County of Manatee, in the State of Florida, and (c) a mortgage over a leasehold parcel of land in the County of Pinellas, in the State of Florida. The security granted by CRR (Florida) is subordinate to first charge security in favour of Bank of America in the form of a mortgage over one of the Manatee County parcels and a UCC-1 Financing Statement.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended September 30, 2003, 2002 and 2001 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto.

5.A. Operating Results

Overall Results

Following a period of re-examination of our business model, as a result of which the Company rationalized certain aspects of its operations, completed and moved away from unprofitable areas of activity and streamlined and reduced administration, the Company returned to profitability in 2001 for the first time since 1997. Sales revenue was relatively constant for the fiscal years 2001 and 2002, at $26,350,677 and $27,757,723 respectively. Revenue for fiscal 2003 declined 12% to $24,358,090. Nearly half of that decline can be attributed to the sharp rise in the Canadian dollar against its U.S. counterpart compared to the prior year. Weather-related factors in both our U.S. and Canadian markets accounted for the remainder of the revenue shortfall.

The Company recorded a profit of $1,162,919 or $0.12 per share in 2001, reflecting a 5% improvement in gross margins, reduced selling expenses and a further $1.5 million reduction in annual administrative overhead as a result of our efforts to improve operational efficiencies in each of our units as we continued to move away from marginal areas of activity.

In fiscal 2002, the Company reported a further increase in profit before income taxes of $375,000 or 32% to $1,538,302. In addition, the Company had a one-time recovery of income taxes arising from the recognition of the Company’s ability to utilize prior years’ losses against current and future taxable income in our US operations, bringing net earnings after tax to $2,148,357 or $0.22 per share ($0.21 diluted). The Company posted a 5% gain over fiscal 2001 revenue, further improvement in gross margin and administrative overhead reductions. In addition to its second consecutive profitable year following the restructuring, the Company achieved some significant milestones including establishing/expanding lending facilities with several U.S. lenders, repaying its original construction mortgage, obtaining an amended discharge permit for its Abbotsford, British Columbia facility, and acquiring a land parcel for CRR (Florida)’s new waste processing facility and operations/administrative premises.

2003 marked our third consecutive year of profitability since our restructuring at the turn of the millennium. As a result of lower business activity, earnings before income taxes declined to $648,277 for 2003, while comparative net earnings after tax were negatively affected by the $916,000 turnaround from $610,000 in income taxes recovered in 2002 through the recognition of previous tax losses in our U.S. operations that year, to the income tax expense this year of $306,000. The Company reported net earnings after tax for the year ended September 30, 2003 of $341,731 or $0.03 per share ($0.03 diluted).

Fiscal 2003 revenues of $24,358,090 were down $3.4 million over last year. The sharp rise in the Canadian dollar during the last three quarters of the year compared to the same period last year accounted for approximately $1.6 million of the decline, while the remainder can be attributed to the first quarter drop in revenue from storm-related activity which occurred in the first quarter of fiscal 2002 and other weather-related factors. The Company maintained its gross margins, reduced its selling expenses (assisted by the benefit of currency translation differences) by over $500,000, and limited the increase in general and administrative expenses to 3.6%. The Company generated $3 million in cash flow from operations while working capital was affected by the use of internal funds to finance the construction of the new on-site processing facility, shop facility and corporate office building of its Florida subsidiary. While adding new debt for the strategic acquisition of property, plant, and equipment during 2003, the Company benefited from favourable currency translation differences, improving its debt to equity ratio to 1.51:1 in 2003 from 1.55:1 in 2002 and 2.75:1 in 2001.

US Operations

As CRR (Georgia) was a significant source of the Company’s prior operating losses, commencing in the last quarter of 2000 and continuing into fiscal 2001, we renewed efforts to rationalize the unit by adjusting its sales program, negotiating a revised contract with one of its major customers, and eliminating two marginal sites, thereby reducing equipment, related debt, and operating costs. CRR (Georgia) had a minor loss in the 2001 fiscal year, however it had a positive cashflow from operations for the first time. The effect on the Company as a whole was to reduce tipping and bulk product revenues, increase direct selling expenses from the freight costs associated with the disposal of excess product on hand (offset somewhat by the recovery of prior-year bad debt provisions), while reducing overhead by the elimination of some management and streamlining administration of the unit. The rationalization process also included a detailed examination of the unit’s equipment needs whereby excess equipment was disposed of and the proceeds applied to outstanding debt.

In 2002, CRR (Georgia)’s down-sized operations were stabilized, with tipping and processing revenue substantially unchanged from 2001. A change in our business model downloading transportation costs to the customer (and associated lowering of the selling price of the wood waste processing residue) affected the Company’s overall bulk sales; however, this was largely offset by savings in related freight costs in direct selling expenses. The unit still had minor losses, but was cash flow neutral.

For 2003, CRR (Georgia)’s revenues grew 29% in terms of U.S. funds (19% in terms of Canadian funds as a result of currency translation differences) from revenues generated from sources other than its remaining key municipal contracts. Margins, however, were squeezed by rising fuel costs and equipment rental costs associated with the increased activity levels, falling by approximately 8%. The majority of this decline in margins was offset by lower selling costs (freight) as a result of the revamped business model. Again, the unit had minor losses and continued to be cash flow neutral.

CRR (Florida), which is a key component of the Company’s overall revenue and profitability, experienced a loss in 2000. In 2001, the shift in focus away from marginal activities gave rise to an anticipated 4% revenue decline which was offset by favourable currency translation differences. Improved profit margins resulted from the detailed examination of our equipment and operating needs as CRR (Florida) continued a process of replacing less efficient equipment or disposing of excess machinery and paying down debt. These steps together with further reductions in administrative overhead returned the unit to profitability in 2001.

CRR (Florida)’s revenue rose 10% in 2002 augmented by increased storm activity earlier in the year and favourable currency translation differences. Improved margins and reductions in general and administrative overhead continued to improve bottom line results from the unit as the full effect of the restructuring took hold. Transportation costs from contracts requiring the removal of ground materials from sites continued to be a large portion of direct selling expenses, however, our ability to find sources for removal of processed material have served to increase our competitive advantage as it continues to be a preferred supplier to counties and contractors seeking to alleviate their green waste disposal problems. During the year CRR (Florida) purchased approximately 12 acres of land to construct a yard waste processing facility, new corporate offices, and operations facilities to replace those currently leased.

2003 was an exciting, yet challenging year for CRR (Florida). On the one hand, we had completed construction of our new processing facilities at one of our major Florida operating sites, and the anticipation of moving into the new nearly completed shop and office facilities. On the other, we had to deal with the operational adjustments required as revenues were affected by volatile winter weather patterns, and to seek new business in an uncertain economy to replace revenue from a major project completed in 2002. The impact on revenues was not severe in terms of U.S. funds, as they fell approximately US$1,338,000 (10%) compared to the year-earlier levels and CRR (Florida) managed a slight improvement in their gross margin percentage over 2002. Further enhancing long-term profitability of the Florida unit, management initiated a project in the latter half of the fiscal year to replace contracted haulers with its own equipment to reduce and take better control over the costs of disposing of and transporting materials from its processing sites. This cost savings, together with favourable year on year currency translation differences, had the desired effect of reducing direct selling costs.

As anticipated, net earnings were affected by the Company’s U.S. operation’s return to a taxable position in 2003 following the favourable impact of income taxes recovered from the recognition of prior-year losses in the 2002 fiscal year. The U.S. operations continue to generate strong cash flow for the Company. In terms of future growth, the Company’s Florida-based unit took a major step in that direction in 2003 by regaining a significant contract under more favourable terms on Florida’s East Coast. This marked its return to that area’s market for the first time in approximately two years.

Canadian Operations

The Company derives all of its packaged products revenue and a portion (20 to 25%) of its bulk revenue from its Canadian operating units based in Abbotsford, British Columbia and Winnipeg, Manitoba. Packaged products are marketed to home improvement retailers, grocery chains, and independent nurseries and hardware stores throughout Western Canada, and more recently into Eastern Canada. Bulk soil and soil amendment products are sold to landscaping contractors primarily in the Greater Vancouver area of British Columbia. Deviations in weather patterns tend to create volatility in these revenue sources. Over the past several years, the packaged product market in Canada has been increasingly affected by consolidations in the retail market, vendor consolidation programs by those retailers and competitor consolidations. The Company also derives a limited portion of its tipping revenue (less than 1%) from its scaled-down composting operations at the Abbotsford facility.

The Canadian units increased packaged product revenues in 2001 by 3% following the expansion of our market area to include portions of Eastern Ontario and subcontracting our excess packaging capacity to other packaged product suppliers in Western Canada in the face of adverse spring weather patterns in all markets. Following a shift in market focus, bulk product sales declined 25% as anticipated. That decline was partly offset by an increase in tipping fees. Gross margins declined 2.7% in the Canadian segment due largely to the packaged product subcontracting activities. As with the U.S. segment, the Canadian units benefited from a reduction in marketing and administrative overhead costs compared to the 2000 fiscal year.

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

With the amendment of the discharge permit for our Abbotsford, British Columbia location in 2002, the Company moved forward early in fiscal 2003 with the construction of a storm water diversion system. We are pleased to advise that we continue to be within the Ministry guidelines under our new permit and the diversion system is having the desired effect. Revenue, down approximately $395,000 (10%) from 2002 levels, was affected by varying weather patterns - mild fall/winter conditions, a wet spring, and the summer extreme heat and drought in Western Canada, as well as competitive pressures from vendor consolidation in the packaged soil markets. Early-year revenue gains were sustained as bulk and tipping revenue improved, while packaged products declined 12% from year-earlier levels. This in turn, negatively affected margins, selling costs, net earnings, cash flows and working capital in the Canadian units as we adjusted operations to core operating levels.

5.B. Liquidity and Capital Resources

Over a period of several years and until approximately two years ago, the Company was heavily dependent on the provision of working capital by key shareholders. By loan agreements, as amended, between the Company and two of its directors and officers, the Company had borrowed a total of $2,225,870 as at September 30, 2003 to meet the Company’s working capital requirements. In addition to these loans, on April 1,1999, the Company borrowed $300,000 from a shareholder and repaid $150,000 of the loan on October 22, 2002. The principal balances of these loans are repayable on demand and bear interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, Answer Garden, supported by a charge on its assets, including a mortgage over its Abbotsford, B.C. property. In addition, the Company has agreed to provide one of the directors with a guarantee and postponement of claim supported by a registered charge on the assets of the Company’s U.S. subsidiaries. The loans are subrogated to the Royal Bank of Canada debt. While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before September 30, 2004 and are restricted from doing so should such repayment violate certain financial covenants of the Company’s principal bankers.

The Company’s demand mortgage, the proceeds of which were used to finance the construction of the Abbotsford, British Columbia plant, was repaid in full on April 6, 2002.

On May 7, 2002, the Company’s subsidiary, Answer Garden, established new lending facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”-September 30, 2003: 4.50%) plus 2% per annum, a peak period revolving demand loan of $250,000 bearing interest at RBP plus 2.5% per annum, and a standby demand instalment/reducing loan or lease line of $250,000 bearing interest a RBP plus 2.5% per annum or at scheduled lease rates at time of draw down. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors. The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. As at September 30, 2003, borrowings outstanding on the operating lines of credit were $260,000 while the standby loan/lease has not been drawn. At September 30, 2003, the Company was in compliance with all covenants.

During 2002, CRR (Florida) established credit facilities with a U.S. lender, and has since expanded these facilities to include the following:

Equipment leasing - US$1,837,000 encompassing three five-year leases entered into on May 5, 2002, September 12, 2002 and February 13, 2003, with fixed interest rates of 6.6%, 5.35%, and 5.25% respectively, repayable in monthly instalments of US$35,421 including interest, secured by the related equipment;

Mortgage - US$850,000, established on March 13, 2003 as construction financing for the new processing/operations/administrative facilities, culminating in a mortgage established on October 11, 2003 with a fixed interest rate of 5.95% over a three-year term, repayable in monthly instalments of US$25,237 including interest, secured by a first charge on the property and the assets of CRR (Florida);

Line of Credit - US$300,000 established on February 19, 2004 with a floating interest rate at the 30-day London Interbank Offered Rate plus 350 basis points (“LIBOR”-February, 2004: 1.0973%). Interest is payable monthly and the principal is repayable in full on February 28, 2005.

The credit facilities are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to worth and are guaranteed by the Company, Envirowaste International and CRR (Georgia). At September 30, 2003, the mortgage/construction facility was fully drawn (Cdn$1,149,413) and there were no borrowings under the line of credit. Principal outstanding at September 30, 2003 under the equipment leases totalled US$1,477,083 (Cdn$1,997,385). At September 30, 2003, CRR (Florida) was in compliance with all covenants.

Operating results over the past three years have provided the Company with strong cash flows from operations, ranging from $2.2 million in 2003 to a high of $3.6 million in 2001, providing working capital, allowing the Company to pay down debt, and improving the Company’s balance sheet. The winter is traditionally a low point in the Company’s cash flow cycle, since wet weather tends to have a negative effect on both demand for consumer lawn and garden products and conditions for wood-waste recycling. Cash flow traditionally improves in the spring.

At September 30, 2003, the Company had $2 million in working capital, down from a high during the three-year period of $3.4 million in 2002 as a result of the use of internal funds to construct CRR (Florida)’s new facilities. In management’s opinion, its working capital is sufficient for its present requirements.

The Company’s debt to equity ratio has steadily improved over the three-year period, from a ratio of 2.75:1 (September 30, 2001) to 1.55:1 (September 30, 2002), to 1.51:1 (September 30, 2003). This improving trend should give the Company greater access to capital markets.

Because the Company now operates and expects in the future to operate only in Canada and the United States, management expects that inflation will cause only a moderate increase in its operating costs over time, and that such, increases will be compensated for by similar increases in its revenues from tipping fees, the sale of fertilizer products, and waste management services.

The Company’s financial instruments consist of cash and cash equivalents, demand loans, accounts receivable, accounts payable and accrued liabilities, loans payable and long-term debt. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

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

As at September 30, 2003, CRR (Florida) has commitments to purchase two pieces of equipment for approximately US$850,000 (Cdn$1,149,413), the cost of which is expected to be financed externally.

Subsequent to September 30, 2003, the Company agreed to provide one of its directors with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries, and in conjunction with that agreement, subsequently issued 100,000 common shares as a bonus for his continued financial support. In addition, the Company increased its share capital by $58,431 through the exercise of 152,900 outstanding options held by directors and employees.

As of the date of this report, CRR (Florida) is in the process of exercising an option it has to purchase outright a leased waste processing facility on which it currently operates. The lease expires in mid-2004. The purchase is expected to save the Company approximately $80,000 in annual rental costs. The purchase price of approximately $715,000 will be funded with internally-generated funds, and initially, with bank lines of credit which will eventually be replaced by internal funds.

5.C. Research and Development, Patents and Licenses, Etc.

     Not applicable.

5.D. Trend Information

In the opinion of management, the recent strength in the Canadian dollar against its U.S. counterpart will continue to have a detrimental effect on comparative consolidated revenue and, to a lesser extent, net earnings in the first two quarters of 2004, and is expected to level off during the latter half of fiscal 2004 as comparative exchange rates become similar to those of the prior periods.

The Canadian marketplace into which the Company’s packaged products are sold has, over the past few years, undergone consolidations in the retail market, vendor consolidation programs by retailers, and competitor consolidations which are increasing the concentration of sales to large retailers. The Company’s revenue from this market segment could be negatively affected as a result; however, the effect of these consolidations cannot be determined at this time.

5.E. Off-Balance Sheet Arrangements

     Not applicable.

5.F. Tabular Disclosure of Contractual Obligations

	Payments due by period
		less than 1			more than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Long-Term Debt Obligations	$3,171,784	$1,078,684	$1,766,086	$327,014	$0
Capital (Finance) Lease Obligations	2,067,110	500,370	1,064,023	502,717	0
Loans Payable	2,375,870	0	0	0	2,375,870 (1)
Operating Lease Obligations	2,520,288	1,470,972	1,049,316	0	0
Purchase Obligations	1,149,413	164,402	456,225	456,225	72,560

Total	$11,284,465	$3,214,428	$4,335,650	$1,285,956	$2,448,430

NOTE:

(1)	While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before September 30, 2004 and are restricted from doing so should such repayment violate certain financial covenants of the Company’s principal bankers.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Name & Position with Company	Age	Term of Office
Douglas R. Halward(1)(3)	48	Director — May 15, 1986 to date
Director & President		President — August 3, 1989 to date

James E.H. Darby(3)	56	Director — July 12, 1991 to date
Director, Secretary,Chairman &		Secretary — January 24, 1992 to date
Chief Executive Officer		Chairman & Chief Executive Officer —
		July 11, 2001 to date

Richard J.M. Chase(1)(2)(3)	65	Director — August 3, 1989 to date
Director

Derrick M.J. Rolfe(1)(2)	50	Director — September 24, 1996 to date
Director

NOTES:

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Environmental Committee.

DOUGLAS R. HALWARD is the President and a director of the Company and is employed by the Company on a full-time basis pursuant to a formal employment agreement. See “Compensation - Employment Termination/Employment Contracts”. Since 1986, Mr. Halward has been actively involved in all aspects of the Company’s business. In addition to his position as President and a director of the Company, Mr. Halward is also President and a director of Answer Garden. Prior to founding the Company, Mr. Halward enjoyed a successful 14-year career as a professional hockey player in the National Hockey League.

JAMES E.H. DARBY is the Chairman, Chief Executive Officer, Secretary and a director of the Company and is employed by the Company on a full-time basis pursuant to a formal employment agreement. See “Compensation - Employment Termination/Employment Contracts”. Mr. Darby is also the Chief Executive Officer of CRR (Florida). A director of the Company since July 12, 1991, Mr. Darby was formerly the President and Chief Executive Officer of First Memorial Funeral Services Group, an officer of Service Corporation International (Canada), and a director of The Cremation Association of North America.

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

All of the directors were re-elected at the Annual General Meeting held on March 15, 2004. All the directors serve until the next Annual General Meeting of Members, which is required to be held on or before March 31, 2005, or until their successors are appointed. Officers are appointed by the board of directors and serve at the pleasure of the board.

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

6.B. Compensation

The following table sets forth all compensation paid in respect of the individual who was, at September 30, 2003, the Chief Executive Officer of the Company and in respect of the two other executive officers of the Company whose total salary and bonus exceeded $100,000 during the financial year ended September 30, 2003.

Summary Compensation Table

					Long Term
					Compensation
		Annual Compensation			Awards	Payouts
						Long
				Other	Securities	Term
				Annual	Under	Incentive	All Other
Name and				Compen-	Options	Plan	Compen-
Principal		Salary	Bonus	sation	Granted	Payouts	sation
Position	Year	($)	($)	($)	(#)	($)	($)
James E.H. Darby Chief Executive Officer of the Company	2003	274,138	Nil	Nil	Nil	Nil	Nil
Douglas R. Halward President of the Company	2003	127,559	Nil	Nil	Nil	Nil	Nil
Steven Lubbers Vice-President, Operations of Consolidated Resource Recovery, Inc. (Florida)	2003	171,133	17,070	Nil	Nil	Nil	Nil

Stock Options

No stock options were granted to, or exercised by, the named executive officers during the financial year ended September 30, 2003.

The following table sets forth details of the financial year end value of unexercised options held by the named executive officers on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

Value of
Unexercised in
			Unexercised	the Money-
			Options at FY-	Options at FY-
	Securities		End	End(1)
	Acquired on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable
James E.H. Darby	Nil	N/A	290,000(2)	$19,000
(Exercisable)
Douglas R. Halward	Nil	N/A	190,000(3)	Nil
(Exercisable)
Steven Lubbers	Nil	N/A	135,000(4)	$32,550
			(125,000 —	(Exercisable)
			Exercisable &	& Nil
			10,000	(Unexercisable)
Unexercisable)

NOTES:

(1)	Based on the closing price of $0.58 for the shares of the Company on September 29, 2003, the last trading day prior to the financial year end of the Company.

(2)	Stock option to purchase 100,000 shares at $0.39 per share granted on December 18, 1998 for a term of five years and stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years. Subsequent to the financial year end, Mr. Darby exercised the option to purchase 100,000 shares at $0.39 per share for a net aggregate value on the date of exercise of $15,000.

(3)	Stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(4)	Stock option to purchase 105,000 shares at $0.27 per share granted on February 16, 2000 for a term of five years and stock option to purchase 30,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years. The stock option to purchase 30,000 shares vested as to 10,000 shares on each of March 15, 2002, March 15, 2003 and March 15, 2004.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the named executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

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

The Company also has in place a three-year employment agreement made January 1, 2002 with Douglas R. Halward, the President of the Company, for his full-time services. The agreement with Mr. Halward provides for the payment of a bonus and of a severance allowance, each calculated on the same basis as described above for Mr. Darby.

CRR (Florida) has in place an employment agreement dated January 1, 2004 with Steven Lubbers. The agreement with Mr. Lubbers provides for bonuses payable in the discretion of CRR (Florida) and, in the event Mr. Lubbers is dismissed without cause following a change of control, for the payment by CRR (Florida) of a severance allowance in an amount equal to Mr. Lubbers’ then-current annual salary.

Each of these agreements also includes confidentiality and non-competition provisions.

Compensation of Directors

The Company has no pension plan or other arrangement for cash or non-cash compensation to the directors of the Company, other than the named executive officers (the “Other Directors”), except stock options. No stock options were granted to the Other Directors or exercised by the Other Directors during the financial year ended September 30, 2003. However, subsequent to the financial year ended September 30, 2003, Derrick Rolfe exercised a stock option previously granted to him entitling him to purchase 15,000 Common shares in the capital of the Company at a price of $0.39 per share. The net aggregate value to him on the date of exercise was $2,250.

The exercise price of the foregoing option was not lower than the closing market price of the Company’s shares for the trading day immediately preceding the date of granting of the option less any available discounts, in accordance with the rules of the TSX Venture Exchange. The terms of the option agreement provides that the option will terminate at the close of business on the date upon which the optionee ceases to be a director of the Company or on such date, not later than one year following the date upon which the optionee ceases to be a director of the Company, as may be determined by the directors of the Company, except by reason of his death, in which case his personal representative may exercise the option within one year following the date of death or the expiry date, whichever occurs first.

6.C. Board Practices

6.C.1. Terms of Office

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All offices serve at the pleasure of the board of directors. The Company held its 2004 Annual General Meeting on March 15, 2004. Refer to Item 6.A.

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

The audit committee, the members of which are Derrick M.J. Rolfe (Chair), Richard J.M. Chase and Douglas R. Halward, is responsible for reviewing the Company’s financial reporting procedures, internal control and management information systems and liaising with the external auditors. The audit committee also reviews the annual and interim financial statements before those statements are approved by the Board. The compensation committee, the members of which are Richard J.M. Chase and Derrick M.J. Rolfe, is responsible for reviewing and approving compensation for the senior management of the Company. The environmental committee, the members of which are Douglas R. Halward, James E.H. Darby and Richard J.M. Chase, is responsible for the Company’s approach and response to matters related to the environment.

6.D. Employees

As of February 29, 2004, the Company had 101 employees, including three senior management. 21 of the employees and two members of senior management operate out of Canada and 77 employees and one member of senior management operate out of the United States. The following table lists the average number of employees during each of the fiscal years ended September 30, 2003, 2002 and 2001:

	No. of Employees for the Years Ended September 30
	2003	2002	2001
Canada	22	33	31
United States	72	65	65

6.E. Share Ownership

The following table lists, as of February 12, 2004, directors and senior management who beneficially own the Company’s voting securities, consisting solely of Common shares, and the percentage of the Company’s voting securities owned by the directors and senior management as a group.

Name	No. of Shares	Percentage of Class(1)
Douglas R. Halward	703,825	6.88%
James E.H. Darby	1,127,434	11.01%
Richard J.M. Chase	122,683	1.20%

Name	No. of Shares	Percentage of Class(1)
Derrick M.J. Rolfe	15,000	0.15%
Steven Lubbers	7,500	0.07%

Total	1,976,442	19.31%

NOTE:

(1)	Based on 10,237,199 shares outstanding as of February 12, 2004.

Stock Options

As at March 26, 2004, the following director and employee stock options to purchase a total of 713,500 shares of the Company’s Common stock are outstanding:

Name/Title	No. of Shares	Exercise Price	Expiry Date
Murdoch MacLeod (Employee)	2,500	$0.27	February 15, 2005
Randy Miller (Employee)	2,000	$0.27	February 15, 2005
Martin Moser (Employee)	3,000	$0.27	February 15, 2005
Bill Rice (Employee)	5,000	$0.27	February 15, 2005
Glen Routley (Employee)	2,500	$0.27	February 15, 2005
Randy Mayer (Employee)	2,000	$0.27	February 15, 2005
Wade McIvor (Employee)	5,000	$0.27	February 15, 2005
Steven Lubbers (Employee)	105,000	$0.27	February 15, 2005
James E.H. Darby (Director)	190,000	$0.60	March 14, 2007
Douglas R. Halward (Director)	190,000	$0.60	March 14, 2007
Derrick M.J. Rolfe (Director)	22,500	$0.60	March 14, 2007
Steve Trotter (Employee)	60,000	$0.60	March 14, 2007
Vic Lesser (Employee)	10,000	$0.60	March 14, 2007
Wade McIvor (Employee)	10,000	$0.60	March 14, 2007
Steve Lubbers (Employee)	30,000	$0.60	March 14, 2007
Lael Todesco (Employee)	50,000	$0.60	March 14, 2007
Glen Routley (Employee)	2,000	$0.60	March 14, 2007
Martin Moser (Employee)	2,000	$0.60	March 14, 2007
Bill Rice (Employee)	2,000	$0.60	March 14, 2007
Randy Mayer (Employee)	2,000	$0.60	March 14, 2007
Robert Cripps (Employee)	2,000	$0.60	March 14, 2007
Murdoch MacLeod (Employee)	2,000	$0.60	March 14, 2007

Name/Title	No. of Shares	Exercise Price	Expiry Date
Randy Miller (Employee)	2,000	$0.60	March 14, 2007
Derek Morgenstern (Employee)	2,000	$0.60	March 14, 2007
Kuldip Sekhon (Employee)	2,000	$0.60	March 14, 2007
Harmohinder Khosa (Employee)	2,000	$0.60	March 14, 2007
Lisa Brocklesby (Employee)	2,000	$0.60	March 14, 2007
Hazel Rogers (Employee)	2,000	$0.60	March 14, 2007

As at the date hereof, officers and directors, as a group, own options entitling them to purchase a total of 402,500 shares of the Company.

On January 20, 2003, the Company adopted a share option plan (the “Plan”) for the benefit of directors, officers, employees and consultants of the Company and of its subsidiaries in order to conform to the applicable rules and policies of the TSX-V, which plan was subsequently accepted by the TSX-V on February 24, 2003 and approved by the members of the Company on March 4, 2003. The Company currently has outstanding options to purchase 713,500 Common shares which remain in effect and are exercisable in accordance with their terms. Any new options granted will be granted pursuant to the terms of the Plan. The principal features of the Plan are as follows:

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

(c)	The options granted will have a maximum term of 10 years from the date of grant.

(d)	The option is non-assignable and non-transferable.

(e)	If an optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed by the Company or ceases to act as a director or officer, as the case may be, or within 30 days if the optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities.

(f)	In the event of the death of an optionee, the optionee’s heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee’s death or the termination date of the option, whichever is earlier.

(g)	Any Common shares subject to an option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

At February 12, 2004, the following persons owned beneficially more than 5% of the Company’s outstanding Common stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common	RBC Equity Investments Inc.	1,666,666	16.28%
Common	James E.H. Darby	1,127,434	11.01%
Common	Douglas R. Halward	703,825	6.88%

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

At February 12, 2004, according to the records maintained by the Company’s registrar and transfer agent, there were 156 shareholders of the Company of record having addresses in the United States holding a total of 1,834,425 shares, representing approximately 17.9% of the outstanding Common shares. The Company is not aware of any trading market for its securities in the United States.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other person.

To the best of the Company’s knowledge, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

7.B. Related Party Transactions

Loan Consolidation & Issuance of Bonus Shares – James E.H. Darby

Between January, 1999 and September, 2003, James Darby, a director, officer and shareholder of the Company, advanced various demand loans to the Company. By September 30, 2003,

the total principal amount of these loans was $2,160,680.98. The outstanding principal amount of the loans and accrued interest as at March 24, 2004 was $2,251,403.04.

These loans are secured by a general security agreement providing a second charge over presently-held and after-acquired personal property of the Company and a guarantee of Answer Garden, a wholly-owned subsidiary of the Company, supported by a second charge over presently-held and after-acquired personal property of Answer Garden and a second mortgage on the Abbotsford properties, in favour of lenders who are directors and officers of the Company.

The Company has negotiated a new credit facility with the Royal Bank of Canada (“Royal Bank”). As a condition of this new credit facility, the Royal Bank required that James Darby, a director and officer of the Company:

(a)	agree to a postponement and assignment of claim in favour of Royal Bank in respect of his shareholder loans to the Company; and

(b)	enter into a letter agreement pursuant to which he has agreed not to accept any repayment of his shareholder loans if the Company is in breach of its debt:net worth covenant to Royal Bank or if accepting such a payment doing so would cause the Company to be in breach of its debt:net worth covenant to Royal Bank.

Mr. Darby has entered into a postponement and assignment of claim in favour of Royal Bank in respect of his shareholder loans to the Company and entered into a letter agreement pursuant to which he has agreed not to accept any repayment of his shareholder loans if the Company is in breach of its debt:net worth covenant to Royal Bank or if accepting such a payment doing so would cause the Company to be in breach of its debt:net worth covenant to Royal Bank. As a term of his agreement with the Company to accommodate the Royal Bank’s credit facility conditions, Mr. Darby required that all of his outstanding loans be consolidated under a new loan agreement provided for enhanced loan security, principal repayment terms and bonus share compensation.

Consequently, Mr. Darby and the Company entered into a Loan Consolidation Agreement made effective as of October 1, 2003 governing the terms of all of Mr. Darby’s shareholder loans. This new agreement provides for the following:

(a)	the Company has issued to Mr. Darby 100,000 Common shares as a bonus for his continued credit support to the Company;

(b)	subject to repayment conditions imposed by Royal Bank, the Company will make principal payments to Mr. Darby equal to 10 percent of its annual pre-tax profits as shown on the annual audited consolidated financial statements by February 28 of each year and repay the entire outstanding amount of the loans, together with any outstanding interest thereon, on demand; and

(c)	the outstanding principal amount of the loans will bear interest at the prime interest rate of the Royal Bank for Canadian dollar commercial demand loans plus 3½ percent per annum, calculated daily and payable monthly.

All of the loans under the Loan Consolidation Agreement will, in addition to the Answer Garden security described above, be secured by:

(a)	a guarantee and postponement of claim from CRR (Florida) supported by: (i) a general security agreement granting a registered security interest in presently held and after acquired personal property of CRRI (Florida), (ii) mortgages over two freehold parcels of land in the County of Manatee, in the State of Florida, and (iii) a mortgage over a leasehold parcel of land in the County of Pinellas, in the State of Florida;

(b)	a guarantee of and postponement of claim from CRR (Georgia) supported by a general security agreement granting a registered security interest in presently held and after acquired personal property of CRR (Georgia); and

(c)	a guarantee of and postponement of claim from Envirowaste International supported by a general security agreement granting a registered security interest in presently held and after acquired personal property of Envirowaste International.

The security granted by CRR (Florida) is subordinate to first charge security in favour of Bank of America in the form of a mortgage over one of the Manatee County parcels and a UCC-1 Financing Statement.

During the fiscal year ended September 30, 2003, no director or officer or any associate of any director or officer was indebted to the Company, and there were no transactions, except in respect of loans to the Company, between the Company and any related party.

7.C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements for the years ended September 30, 2003, 2002 and 2001 as presented comply with Canadian generally accepted accounting principles and are presented in Canadian Dollars (CDN$). The modifications necessary in order for these financial statements to conform to U.S. generally accepted accounting principles are set forth in Section 21 of the Notes to the financial statements.

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

Period Ended	Low	High
Monthly
February 29/04	$0.52	$0.56
January 31/04	$0.52	$0.56
December 31/03	$0.53	$0.55
November 30/03	$0.56	$0.69
October 31/03	$0.55	$0.61
September 30/03	$0.56	$0.60
Quarterly
December 31/03	$0.53	$0.69
September 30/03	$0.54	$0.60
June 30/03	$0.50	$0.66
March 31/03	$0.60	$0.80
December 31/02	$0.55	$0.66
September 30/02	$0.50	$0.60
June 30/02	$0.52	$0.79
March 31/02	$0.35	$1.10
December 31/01	$0.39	$0.45

Period Ended	Low	High
Yearly
September 30/03	$0.50	$0.80
September 30/02	$0.35	$1.10
September 30/01	$0.08	$0.40
September 30/00	$0.15	$0.45
September 30/99	$0.35	$0.80

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

10.C. Material Contracts

Other than contracts entered into in the ordinary course of business and those disclosed elsewhere in this Annual Report, the Company has not entered into any material contracts within the past two years except as follows:

(a)	Director Stock Option Agreements dated March 15, 2002 between the Company and each of James E.H. Darby, Douglas R. Halward and Derrick M.J. Rolfe;

(b)	Employee Stock Option Agreements dated March 15, 2002 between the Company and each of Murdoch MacLeod, Martin Moser, Glen Routley, Wade McIvor, Vic Lesser, Lisa Brocklesby, Derek Morgenstern, Robert Cripps, Hazel Rogers, Randy Miller, Bill Rice, Randy Mayer, Steve Trotter, Steven Lubbers, Kuldip Sekhon, Harmohinder Khosa and Lael Todesco;

(c)	Director Stock Option Agreement dated March 21, 2002 between the Company and Howard S. Steinberg;

(d)	Loan Consolidation Agreement made effective October 1, 2003 between the Company and James E.H. Darby;

(e)	Demand Promissory Note dated October 1, 2003 made by the Company in favour of James E.H. Darby;

(f)	Employment Agreement dated January 1, 2004 between CRR (Florida) and Steven Lubbers;

(g)	Acknowledgement and Confirmation Agreement dated February 10, 2004 between the Company and addressed to James E.H. Darby;

(h)	Guarantee and Postponement of Claim dated February 10, 2004 given by Answer Garden to James E.H. Darby;

(i)	Acknowledgement and Confirmation Agreement dated February 10, 2004 executed by Answer Garden and addressed to James E.H. Darby;

(j)	Mortgage dated February 10, 2004 given by Answer Garden to James Edward Hargraves Darby;

(k)	Acknowledgement of Standard Mortgage Terms dated February 10, 2004 executed by Answer Garden;

(l)	Guaranty and Subordination Agreement dated February 10, 2004 between Envirowaste International and James E.H. Darby;

(m)	Security Agreement dated February 10, 2004 between Envirowaste International and James E.H. Darby;

(n)	Guaranty and Subordination Agreement dated February 10, 2004 between CRR (Florida) and James E.H. Darby;

(o)	Mortgage, Security Agreement and Assignment of Rents (to Secure Guaranty) dated February 10, 2004 given by CRR (Florida) to James E. H. Darby;

(p)	Security Agreement dated February 10, 2004 between CRR (Florida) and James E.H. Darby;

(q)	Guaranty and Subordination Agreement dated February 10, 2004 between CRR (Georgia) and James E.H. Darby;

(r)	Security Agreement dated February 10, 2004 between CRR (Georgia) and James E.H. Darby; and

(s)	Full Discharge dated March 2, 2004 of Answer Garden Mortgage No. BN242087 executed by James E.H. Darby.

10.D. Exchange Controls

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or British Columbia restricting remittance of dividends or other payments to non-resident holders of the Company’s Common shares, other than any applicable withholding taxes.

There are no limitations under the laws of Canada or British Columbia or in the memorandum and articles of the Company on the rights of non-Canadians to hold or vote the shares of the Company. Under the provisions of the Investment Canada Act, review and approval of the transaction by the Investment Canada Agency are required where an American directly acquires control of a Canadian business with assets having a value at least equal to $237,000,000. The indirect acquisition of control of a Canadian business by an American is not reviewable.

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

10.E. Taxation

THE FOLLOWING SUMMARY DISCUSSES ONLY THE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO A HOLDER OF ONE OR MORE COMMON SHARES OF THE COMPANY WHO FOR THE PURPOSES OF THE INCOME TAX ACT (CANADA) (THE “ACT”) IS A NON-RESIDENT OF CANADA WHO HOLDS HIS COMMON SHARES AS CAPITAL PROPERTY (A “HOLDER”). THE SUMMARY DEALS WITH THE PROVISIONS OF THE ACT IN FORCE ON MARCH 29, 2004 AND ALL SPECIFIC PROPOSALS TO AMEND THE ACT PUBLICLY ANNOUNCED BY THE MINISTER OF FINANCE (CANADA) PRIOR TO FEBRUARY 27, 2004. IT DOES NOT DISCUSS ALL THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR CIRCUMSTANCES OR TO HOLDERS SUBJECT TO SPECIAL RULES. IT IS THEREFORE NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE CANADIAN INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. HOLDERS AND PROSPECTIVE HOLDERS SHOULD THEREFORE CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or credited or deemed to be paid or credited on his Common shares. Under the Canada-U.S. Tax Convention (1980) as amended by the Protocols signed on June 14, 1983, March 28, 1984, March 17, 1995 and July 29, 1997 (the “Treaty”), the rate of Part XIII Tax applicable to a dividend on Common shares paid to a Holder who is a resident of the United States is, if the Holder is the beneficial owner of the dividend and is a company that owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

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

ITEM 16. [RESERVED]

16.A. Audit Committee Financial Expert

The Company does not have an audit committee financial expert serving on its audit committee. The Company’s Audit Committee consists of two unrelated directors and the President of the

Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs. Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

16.B. Code of Ethics

The Company has not adopted a written code of ethics. While it may choose to do so in the future, the Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate disclosure, and compliance with applicable law.

16.C. Principal Accountant Fees and Services

		Audit Related
Fiscal Period	Audit Fees	Fees	Tax Fees	All Other Fees(1)	Total Fees
2003	$61,765	Nil	$3,875	$7,625	$73,265
2002	$55,850	Nil	$4,120	$6,850	$66,820

NOTE:

(1)	Relates primarily to ongoing services provided to audit committee and, to a lesser extent, the non-audit review of stand-alone financial statements prepared by the Company in respect of its Canadian operations only.

All non-audit services performed for the Company by its principal accountant were approved by the Company’s audit committee.

16.D. Exemptions from the Listing Standards for Audit Committees

None.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements for the years ended September 30, 2001, 2002 and 2003 as presented comply with Canadian generally accepted accounting principles and are presented in Canadian dollars. The modifications necessary in order for these financial statements to conform to U.S. generally accepted accounting principles are set forth in Section 21 of the Notes to the consolidated financial statements.

The consolidated financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Ellis Foster, Chartered Accountants, are included herein immediately preceding the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS

Year ended September 30, 2003 comparative to September 30, 2002 and 2001
Report of Independent Accountants
Consolidated Balance Sheets
Consolidated Statements of Income and Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Schedules of Consolidated Cost of Sales
Schedules of Consolidated Direct Selling Expenses
Schedules of Consolidated General and Administrative Expenses

CONSOLIDATED ENVIROWASTE
INDUSTRIES INC.

Consolidated Financial Statements
(Expressed in Canadian Dollars)

September 30, 2003, 2002 and 2001

Index

Report of Independent Accountants

Consolidated Balance Sheets

Consolidated Statements of Income and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Schedules of Consolidated Cost of Sales

Schedules of Consolidated Direct Selling Expenses

Schedules of Consolidated General and Administrative Expenses

MOORE STEPHENS
ELLIS FOSTER LTD.
      CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 737-8117 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

We have audited the consolidated balance sheets of Consolidated Envirowaste Industries Inc. (“the Company”) as at September 30, 2003, 2002 and 2001 and the consolidated statements of income and deficit and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

Differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders’ equity at September 30, 2003, 2002 and 2001 and the determination of net income (loss) for each of the years in the three-year period ended September 30, 2003 are summarized in note (21).

Vancouver, Canada	“MOORE STEPHENS ELLIS FOSTER LTD.”
October 31, 2003	Chartered Accountants

MSEF A partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited - members in principal cities throughout the world

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheets
(Expressed in Canadian Dollars)
September 30 , 2003, 2002 and 2001

	2003	2002	2001
ASSETS
Current
Cash and cash equivalents	$1,581,376	$2,559,153	$2,691,446
Term deposits, restricted (note 3)	—	805,840	—
Accounts receivable	2,814,694	2,349,973	3,228,571
Inventories (note 4)	952,936	1,084,342	1,094,800
Refundable income taxes	64,340	75,586	—
Future income tax asset (note 17)	215,255	349,758	—
Prepaid expenses and deposits	333,716	281,538	324,619

Total current assets	5,962,317	7,506,190	7,339,436
Property, plant and equipment (note 5)	8,316,414	5,949,589	7,616,836
Assets under capital leases (note 6)	2,338,974	2,200,503	92,561
Future income tax asset (note 17)	217,424	252,227	—
Other assets (note 7)	36,365	56,797	89,678

Total assets	$16,871,494	$15,965,306	$15,138,511

LIABILITIES
Current
Demand loans, secured (note 8)	$260,000	$—	$252,540
Accounts payable and accrued liabilities	1,867,039	2,531,284	2,687,848
Deferred revenue	217,849	124,946	430,136
Principal of long-term debt due within one year	1,078,684	1,078,108	1,979,649
Principal of capital lease obligation due within one year	500,370	415,048	32,498

Total current liabilities	3,923,942	4,149,386	5,382,671
Long-term debt (note 9)	2,093,100	1,404,372	3,363,469
Obligations under capital leases (note 10)	1,566,740	1,762,919	60,736
Loans payable (note 11)	2,375,870	2,386,312	2,292,422
Future income taxes payable (note 17)	176,874	—	—

Total liabilities	10,136,526	9,702,989	11,099,298

SHAREHOLDERS’ EQUITY
Share capital (note 12)	15,323,082	15,316,422	15,292,047
Unrealized foreign exchange gain	528,838	404,578	354,206
Deficit	(9,116,952)	(9,458,683)	(11,607,040)

Total shareholders’ equity	6,734,968	6,262,317	4,039,213

Commitments (note 15)
Contingent liabilities (note 16)
Total liabilities and shareholders’ equity	$16,871,494	$15,965,306	$15,138,511

The accompanying notes form an integral part of these financial statements.

Approved by the Directors:	“Jim Darby”	“Doug Halward”

	Jim Darby	Doug Halward

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Income and Deficit
(Expressed in Canadian Dollars)
Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Revenue
Bulk	$2,106,262	$2,179,592	$2,055,262
Packaged products	2,830,505	3,229,347	3,694,064
Tipping fees (net)	19,421,323	22,348,784	20,601,351

	24,358,090	27,757,723	26,350,677
Cost of sales (schedule)	14,634,086	16,698,524	15,958,483

Gross margin	9,724,004	11,059,199	10,392,194
Direct selling expenses (schedule)	(4,225,689)	(4,780,163)	(3,653,296)
General and administrative expenses (schedule)	(4,986,824)	(4,810,773)	(5,231,200)

Operating income	511,491	1,468,263	1,507,698
Other income (expenses)
Interest and sundry	148,239	82,652	99,719
Staff incentives	(83,223)	(442,543)	(517,406)
Gain on disposal of capital assets	71,770	429,930	72,908

Income before income taxes	648,277	1,538,302	1,162,919
Income tax provision (recovery) (note 17)	306,546	(610,055)	—

Net income for the year	341,731	2,148,357	1,162,919
Deficit, beginning of year	(9,458,683)	(11,607,040)	(12,769,959)

Deficit, end of year	$(9,116,952)	$(9,458,683)	$(11,607,040)

Earnings per share for the year
Basic	$0.03	$0.22	$0.12

Diluted	$0.03	$0.21	$0.12

Weighted average number of common shares outstanding
Basic	9,987,789	9,949,245	9,913,799

Diluted	10,114,529	10,085,085	9,913,799

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from (used in) operating activities
Net income for the year	$341,731	$2,148,357	$1,162,919
Items not involving cash:
Amortization	2,289,665	2,554,179	2,827,243
Gain on disposal of property, plant and equipment	(71,770)	(429,930)	(72,908)
Unrealized foreign exchange gain (loss)	124,260	50,372	81,437
Future income taxes	346,180	(610,055)	—

	3,030,066	3,712,923	3,998,691
Change in non-cash working capital:
Decrease (increase) in accounts receivable	(464,721)	878,598	152,619
Decrease in inventories	131,406	10,458	5,619
Decrease (increase) in refundable income taxes	11,246	(75,586)	22,839
Decrease (increase) in prepaid expenses and and other current assets	(52,178)	43,081	(70,861)
Increase (decrease) in accounts payable and accrued liabilities	(664,245)	(148,494)	572,673
Increase (decrease) in deferred revenue	92,903	(305,190)	(271,236)
Increase (decrease) in current portion of long-term debt	576	(901,541)	(783,128)
Increase (decrease) in current portion of capital lease obligations	85,322	382,550	(25,793)

	2,170,375	3,596,799	3,601,423

Cash flows from (used in) financing activities
Increase (decrease) in long-term debt, net	688,728	(1,959,097)	(1,555,650)
Increase (decrease) in obligations under capital leases, net	(196,179)	1,702,183	(6,124)
Increase (decrease) in loans payable	(10,442)	93,890	(130,090)
Issuance of share capital	6,660	24,375	—

	488,767	(138,649)	(1,691,864)

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(4,185,238)	(1,033,043)	(1,813,491)
Proceeds from the sale of property, plant and equipment	158,274	827,618	1,383,388
Acquisition of assets under capital leases	(675,795)	(2,325,429)	(29,299)
Proceeds from the sale of assets under capital leases	—	—	32,195
Acquisition of other assets, net	—	(1,209)	—

	(4,702,759)	(2,532,063)	(427,207)

Increase (decrease) in cash and cash equivalents	(2,043,617)	926,087	1,482,352
Cash and cash equivalents, beginning of year	3,364,993	2,438,906	956,554

Cash and cash equivalents, end of year	$1,321,376	$3,364,993	$2,438,906

Represented as:
Cash and cash equivalents	$1,581,376	$2,559,153	$2,691,446
Term deposit, restricted	—	805,840	—
Demand loans, secured	(260,000)	—	(252,540)

	$1,321,376	$3,364,993	$2,438,906

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

1.	Significant Accounting Policies

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S. subsidiaries, Consolidated Resource Recovery, Inc. (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. (“Greencycle”), a Georgia corporation.

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

(e)	Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	5% & 33%
Land improvements	8%
Equipment	10%, 15%, 20% & 33%
Office equipment	20%
Leasehold improvements	20%
Computer equipment	20%, 30% & 33%
Bag plates and artwork	20% & 50%
Automotive equipment	20% & 30%

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

1.	Significant Accounting Policies (continued)

(f)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as property, plant and equipment.

(g)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over periods of 10 and 15 years

Technology license	Recorded at cost; amortized on a straight-line basis over 20 years

(h)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains or losses are presented as a component of equity.

(i)	Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at September 30, 2003, cash equivalents consist of $Nil (2002 - $1,251,042; 2001 - $2,145,421).

(j)	Impairment of Long-term Assets

The Company re-evaluates the recoverability of long-term assets, including property, plant and equipment and intangible assets based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company’s policy is to write down assets to their net recoverable amount in the period when it is determined that the carrying amount of the asset is not likely to be recovered.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

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

(l)	Freight Out and Handling Costs

Freight out and related handling costs have been classified as a selling expense.

(m)	Earnings Per Share

Earnings per share are computed as recommended by Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants. Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

2.	Change in Accounting Policies

(a)	Effective October 1, 2002, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under the recommendation, the Company adopted the fair value for all direct awards of stocks and applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company’s stock.

The adoption of the new accounting policy has no cumulative effect on the prior year’s financial statements.

(b)	Effective October 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, prospectively. Under the recommendation, a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

3.	Term Deposit, Restricted

During 2002, the Company’s subsidiary, CRRI, maintained a certificate of deposit with a local financial institution as security for a US$500,000 (Cdn$805,840) letter of credit issued to collateralize its bonding requirements. In 2003, CRRI reached an agreement with its bonding company to cancel the letter of credit, and, consequently, the release of the certificate of deposit to general funds by the financial institution.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

4.	Inventories

	2003	2002	2001
Raw materials and supplies	$749,968	$712,527	$825,951
Work-in-process	26,458	55,697	83,133
Finished goods	176,510	316,118	185,716

	$952,936	$1,084,342	$1,094,800

5.	Property, Plant and Equipment

	2003			2002	2001
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Land	$1,698,133	$—	$1,698,133	$1,603,295	$745,948
Plant	1,733,324	754,854	978,470	751,438	649,439
Land improvements	610,832	419,137	191,695	145,734	187,138
Equipment	8,618,129	5,465,180	3,152,949	3,142,417	5,700,853
Office equipment	120,144	77,492	42,652	21,133	8,539
Leasehold improvements	168,528	138,753	29,775	52,103	73,932
Computer equipment	208,723	177,746	30,977	36,512	32,783
Bag plates and artwork	390,512	343,024	47,488	49,070	56,606
Automotive equipment	830,890	441,518	389,372	147,887	161,598
Construction in progress	1,754,903	—	1,754,903	—	—

	$16,134,118	$7,817,704	$8,316,414	$5,949,589	$7,616,836

The Company’s subsidiary has constructed a corporate office building, shop and on-site processing facilities, the costs for which are included in construction in progress. The Company began occupying the facility in October, 2003.

6.	Assets Under Capital Leases

	2003			2002	2001
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Equipment	$3,081,028	$747,602	$2,333,426	$2,185,695	$65,234
Office equipment	23,775	18,227	5,548	14,808	27,327

	$3,104,803	$765,829	$2,338,974	$2,200,503	$92,561

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

7.	Other Assets

	2003	2002	2001
Deferred acquisition costs, net of accumulated amortization of $228,496 (2002 - $218,570; 2001 - $194,943)	$—	$9,926	$33,553
Goodwill, net of accumulated amortization of $51,318 (2002 - $43,986; 2001 - $36,656)	21,995	29,327	36,657
Trademarks, net of accumulated amortization of $17,524 (2002 - $14,428; 2001 - $11,373)	13,436	16,532	18,378
Technology license, net of accumulated amortization of $623 (2002 - $545; 2001 - 467)	934	1,012	1,090

	$36,365	$56,797	$89,678

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

8.	Demand Loans, Secured

At September 30, 2003, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP” – September 30, 2003; 4.50%) plus 2% per annum, a peak period revolving demand loan of $250,000 bearing interest at RBP plus 2.5% per annum, and a standby demand instalment/reducing loan or lease line of $250,000 bearing interest at RBP plus 2.5% per annum or at scheduled lease rates at time of draw down. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 11). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth and are in compliance with these convenants at September 30, 2003.

At September 30, 2003, borrowings outstanding on the operating lines of credit were $260,000 (2002 — $Nil; 2001 — $252,540). The standby loan/lease has not been drawn on.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

9.	Long-term Debt

	2003	2002	2001
Notes bearing interest at rates ranging from 4.0% to 10.5% per annum and are repayable in up to 60 monthly installments of principal and interest through 2008, collateralized by the related equipment.	$2,022,371	$2,482,480	$5,343,118
Mortgage payable bearing interest at 5.95% per annum and repayable in 37 monthly installments of $25,237, including interest commencing November 11, 2003, collateralized by related property and buildings	1,149,413	—	—

	3,171,784	2,482,480	5,343,118
Less: Principal due within one year	(1,078,684)	(1,078,108)	(1,979,649)

Long-term portion	$2,093,100	$1,404,372	$3,363,469

The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these convenants as of September 30, 2003.

Principal obligations due within the next five years are as follows:

2004	$1,078,684
2005	947,763
2006	818,323
2007	264,983
2008	62,031

$3,171,784

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

10.	Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 60 to 62 months at interest rates ranging from 5.3% to 12.99% per annum. Future minimum lease payments are as follows:

2004	$603,047
2005	603,863
2006	596,602
2007	442,888
2008	75,952

Minimum lease payments	2,322,352
Less: amounts representing interest	(255,242)

Present value of obligations under capital leases	2,067,110
Less: principal due within one year	(500,370)

$1,566,740

The leases are secured and are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to worth. The facilities are fully drawn and are guaranteed by the Company, Ell and Greencycle. The Company was in compliance with all covenants at September 30, 2003.

The weighted average interest rates at September 30, 2003, 2002 and 2001 were 8.20%, 7.70% and 9.50%, respectively.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

11.	Loans Payable

(a)	By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,225,870 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate (September 30, 2003; 4.50%) plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company has agreed to provide one of the directors, a guarantee and postponement of claim supported by a registered charge over the accounts receivable of its Florida subsidiary, Consolidated Resource Recovery, Inc.

(b)	On April 1, 1999, the Company borrowed $300,000 from a shareholder to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5% per annum, payable monthly. The Company repaid $150,000 of the loan on October 22, 2002.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, BC property. The loans are subrogated to the Royal Bank of Canada debt (note 8). While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before September 30, 2004.

The Company is currently re-negotiating the loans payable agreements to conform to the banks requirement for the Canadian credit facility.

The loans are summarized as follows:

	2003	2002	2001
Demand loan (a)	$2,225,870	$2,086,312	$1,992,422
Demand loan (b)	150,000	300,000	300,000

	$2,375,870	$2,386,312	$2,292,422

Royal Bank prime rate Weighted average	4.70%	4.20%	6.75%

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

12.	Share Capital

(a)	Authorized: 50,000,000 common shares, no par value

(b)	Issued and fully paid:

	2003		2002		2001
	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital
Balance, beginning of year	9,976,299	$15,970,199	9,913,799	$15,945,824	9,913,799	$15,945,824
Issued during the year:
- exercise of options for cash	18,000	6,660	62,500	24,375	—	—
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of year	9,994,299	$15,323,082	9,976,299	$15,316,422	9,913,799	$15,292,047

(c)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise
	of Shares	Price Per Share	Expiry Date
Directors*	115,000	$0.39	December 18, 2003
Directors	402,500	0.60	March 14, 2007
Directors	15,000	0.60	March 20, 2007
Employees*	27,900	0.39	December 18, 2003
Employees	34,500	0.27	February 15, 2005
Employees	105,000	0.27	February 15, 2005
Employees	156,000	0.60	March 14, 2007
Employees**	30,000	0.60	March 14, 2007

	885,900

*	These options were fully exercised for cash on December 18, 2003.

**	This option is vested as to 20,000 shares on March 15, 2003 and will vest as to 10,000 additional shares each on March 31, 2004, provided that the employee is employed by the Company on the vesting date.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

12.	Share Capital (continued)

(c)	(continued)

A summary of the stock option activity for the current year is as follows:

		Weighted
		Average
	Shares	Exercise Price
Outstanding at October 1, 2000	904,984	$0.75
2001 – Expired	(451,584)	0.96

Balance outstanding, September 30, 2001	453,400	0.55
Granted	607,500	0.60
Cancelled	(86,500)	1.42
Exercised	(62,500)	0.39

Balance outstanding, September 30, 2002	911,900	0.51
Granted	—	0.00
Cancelled	(8,000)	0.44
Exercised	(18,000)	0.37

Outstanding at September 30, 2003	885,900	$0.51

Options outstanding and exercisable at September 30, 2003 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
Range of			Remaining	Price on	Price on
Exercise	Number	Number	Contractual	Outstanding	Exercisable
Prices	Outstanding	Exercisable	Life (year)	Options	Option
$0.27 - $0.60	885,900	875,900	2.60	$0.51	$0.51

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan, including 911,900 options outstanding on the date of adoption.

As required, the Company will disclose pro-forma information regarding its 2002 net income as if it has accounted for its employer stock options granted under the fair value method. Under this method, the fair value of the stock options was estimated using the Black-Scholes Model with the following assumptions being made: dividend yield of 0%; an expected life of five years; expected volatility of 79% and risk-free interest rate of 5.2%. The weighted average fair value of those stock options granted in the 2002 fiscal year was $0.53.

The Company did not grant any stock options during the 2003 fiscal year and, as such, no compensation expense was recognized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

12.	Share Capital (continued)

      (c) (continued)

Had the Company accounted for its stock-based compensation based on the fair value method, the Company’s net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

2002
Net income:
- as reported	$2,148,357

- pro-forma	$1,832,565

Basic earnings per share:
- as reported	$0.22

- pro-forma	$0.18

Diluted earnings per share:
- as reported	$0.21

- pro-forma	$0.18

13.	Related Party Transactions

Included in accounts payable and accrued liabilities at September 30, 2003 were amounts aggregating $390,482 (2002 - $740,765; 2001 - $803,999) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to the loans, as detailed in note 11, the Company entered into the following transactions with the directors of the Company:

	2003	2002	2001
Management remuneration	$401,697	$554,728	$604,222
Interest and loan fees	181,425	168,555	227,358

	$583,122	$723,283	$831,580

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

14.	Geographically Segmented Information

Year Ended September 30, 2003	Canada	United States	Consolidated
Sales to unaffiliated customers	$3,579,117	$20,778,973	$24,358,090
Inter-segment revenue (expense)	661,627	(661,627)	—

Total revenue	$4,240,744	$20,117,346	$24,358,090

Net income (loss) before income taxes	$(264,885)	$913,162	$648,277
Income tax	—	306,546	306,546

Net income (loss) for the year	$(264,885)	$606,616	$341,731

Identifiable assets on September 30, 2003	$2,921,990	$13,949,504	$16,871,494

Year Ended September 30, 2002	Canada	United States	Consolidated
Sales to unaffiliated customers	$3,917,963	$23,839,760	$27,757,723
Inter-segment revenue (expense)	791,781	(791,781)	—

Total revenue	$4,709,744	$23,047,979	$27,757,723

Net income (loss) before income taxes	$(148,807)	$1,687,109	$1,538,302
Income tax (recovery)	(13,967)	(596,088)	(610,055)

Net income (loss) for the year	$(134,840)	$2,283,197	$2,148,357

Identifiable assets on September 30, 2002	$3,295,707	$12,669,599	$15,965,306

Year Ended September 30, 2001	Canada	United States	Consolidated
Sales to unaffiliated customers	$4,340,553	$22,010,124	$26,350,677
Inter-segment revenue (expense)	611,218	(611,218)	—

Total revenue	$4,951,771	$21,398,906	$26,350,677

Net income before income taxes	$148,180	$1,014,739	$1,162,919
Income tax	—	—	—

Net income for the year	$148,180	$1,014,739	$1,162,919

Identifiable assets on September 30, 2001	$3,692,858	$11,445,653	$15,138,511

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

15.	Commitments

CRRI has entered into an employment agreement with a certain member of management through December 31, 2003. This agreement provides for a total monthly salary of approximately Cdn$13,449 (US$9,946) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases annually based on the consumer price index. Negotiations are presently under way to renew the contract on substantially the same terms.

The Company has entered into operating leases for certain machinery equipment and office space. Rental expense under these leases was approximately Cdn$1,785,129 (including US$1,153,568) for the year ended September 30, 2003. Minimum future rental payments under these leases are as follows:

2004	$1,470,972
2005	959,974
2006	89,342

$2,520,288

As at September 30, 2003, CRRI has commitments outstanding to purchase two pieces of equipment for approximately US$850,000 (Cdn$1,149,413), which is expected to be financed.

16.	Contingent Liabilities

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

17.	Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	2003	2002	2001
Provision for income taxes – current	$27,050	$855,127	$558,093
Reduction of income taxes resulting from the application of prior years’ losses	—	(855,127)	(558,093)
Future income tax expense (recovery)	279,496	(610,055)	—

	$306,546	$(610,055)	$—

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

17.	Income Taxes (continued)

At September 30, 2002, management was of the opinion that the “more likely than not” criteria have been met with respect to the U.S. operations and in accordance with generally accepted accounting principles the Company has recognized the future income tax (“FIT”) benefits arising from loss carry-forwards of prior years and other timing differences. The future income tax recovery has resulted from the recognition of the FIT assets in the current year.

With respect to the Canadian operations, management has claimed a valuation allowance equal to future income tax benefits arising from their loss carry forwards, reflecting the position that these tax assets, more likely than not, will not be realized.

The tax effects of temporary timing differences and carry forwards that give rise to significant components of the future tax assets are as follows:

	2003	2002	2001
Future income tax assets
Current
Non-capital loss carry forwards	$32,184	$190,819	$—
Operating and other timing differences	183,071	158,939	704,255

	215,255	349,758	704,255
Valuation allowance	—	—	(704,255)

	$215,255	$349,758	$—

Long-term
Property, plant and equipment	$—	$131,502	$189,386
Non-capital loss carry forward	217,424	—	738,054
Operating and other timing differences	—	120,725	111,113

	217,424	252,227	1,038,553
Valuation allowance	—	—	(1,038,553)

	$217,424	$252,227	$—

Future income tax liabilities
Long-term
Property, plant and equipment	$(270,485)	$—	$—
Operating and other timing differences	93,611	—	—

	$176,874	$—	$—

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

17.	Income Taxes (continued)

At September 30, 2003 the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,630,000.

These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2004	$250,000
2005	1,550,000
2006	740,000
2007	—
2008	20,000
2009	—
2010	70,000

$2,630,000

The net operating losses available to offset future revenues of the U.S. operations are approximately US$63,200 and expire at various times through 2021.

18.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, demand loans, accounts receivable, accounts payable and accrued liabilities, loans payable and long-term debt.It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values.

19.	Subsequent Event

The following event took place subsequent to September 30, 2003:

Employees and directors’ stock options were exercised, as follows:

Exercise Price
Number of Shares	Per Share
115,000	$0.39
27,900	$0.39

142,900

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

20.	Guarantor Financial Statements

The Company has certain of its indebtedness guaranteed by its wholly-owned subsidiary, The Answer Garden Products Ltd. Consolidating condensed financial statements depicting the parent company, the guarantor subsidiary and the non-guarantor subsidiaries with elimination adjustments and the consolidated total have been provided for the years ended September 30, 2003, 2002 and 2001, being those years in which the guarantee was in place.

Consolidating Condensed Balance Sheet
(Expressed in Canadian Dollars)
September 30, 2003

			Consolidated	Answer
			Envirowaste	Garden
			Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations	(Parent)	(Guarantor)	(Non-Guarantors)
ASSETS
Total current assets	$5,962,317	$—	$528,824	$529,059	$4,904,434
Property, plant and equipment	8,316,414	—	80,303	1,680,315	6,555,796
Assets under capital leases	2,338,974	—	40,081	19,718	2,279,175
Due from affiliated companies	—	(279,579)	279,579	—	—
Investment in subsidiary companies	—	(15,581,266)	15,557,877	23,389	—
Future income tax asset	217,424	—	—	—	217,424
Other assets	36,365	—	36,365	—	—

Total assets	$16,871,494	$(15,860,845)	$16,523,029	$2,252,481	$13,956,829

LIABILITIES
Total current liabilities	$3,923,942	$(688)	$568,359	$396,187	$2,960,084
Long-term debt	2,093,100	—	—	—	2,093,100
Due to affiliated company	—	(8,850,571)	—	8,149,193	701,378
Future income taxes payable	176,874	—	—	—	176,874
Obligations under capital leases	1,566,740	—	30,328	16,678	1,519,734
Loans payable	2,375,870	—	2,375,870	—	—

Total liabilities	10,136,526	(8,851,259)	2,974,557	8,562,058	7,451,170
SHAREHOLDERS’ EQUITY	6,734,968	(7,009,586)	13,548,472	(6,309,577)	6,505,659

Total liabilities and shareholders’ equity	$16,871,494	$(15,860,845)	$16,523,029	$2,252,481	$13,956,829

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Income and Deficit
(Expressed in Canadian Dollars)
Year Ended September 30, 2003

			Consolidated
			Envirowaste	Answer Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
Revenue	$24,358,090	$(1,400,033)	$2,944,131	$2,035,019	$20,778,973
Cost of sales	14,634,086	(1,539,370)	2,322,438	1,714,446	12,136,572

Gross margin	9,724,004	139,337	621,693	320,573	8,642,401
Direct selling expenses	(4,225,689)	16,903	(240,036)	(332,347)	(3,670,209)
General and administrative expenses	(4,986,824)	(876,101)	(243,519)	(356,895)	(3,510,309)

Operating income (loss)	511,491	(719,861)	138,138	(368,669)	1,461,883
Other income (expenses)	136,786	719,861	32,252	122,231	(737,558)

Income (loss) before income taxes	648,277	—	170,390	(246,438)	724,325
Income tax expense	306,546	—	—	—	306,546

Net income (loss) for the year	341,731	—	170,390	(246,438)	417,779
Deficit, beginning of year	(9,458,683)	—	(1,945,000)	(6,063,141)	(1,450,542)

Deficit, end of year	$(9,116,952)	$—	$(1,774,610)	$(6,309,579)	$(1,032,763)

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Cash Flows
(Expressed in Canadian Dollars)
Year Ended September 30, 2003

			Consolidated
			Envirowaste	Answer Garden
			Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations	(Parent)	(Guarantor)	(Non-Guarantors)
Cash flows from (used in) operating activities
Net income (loss) for the year	$341,731	$—	$170,390	$(246,438)	$417,779
Items not involving cash:					—
Amortization	2,289,665	—	73,516	176,388	2,039,761
Loss (gain) on disposal of capital assets	(71,770)	—	(3,033)	57	(68,794)
Future income taxes	346,180	—	—	—	346,180
Unrealized foreign exchange gain (loss)	124,260	—	—	—	124,260

	3,030,066	—	240,873	(69,993)	2,859,186
Change in non-cash working capital:
Decrease (increase) in accounts receivable	(464,721)	—	52,127	(35,493)	(481,355)
Decrease (increase) in inventories	131,406	—	(9,542)	44,230	96,718
Decrease in refundable income taxes	11,246	—	—	—	11,246
Decrease (increase) in prepaid expenses and other current assets	(52,178)	—	(7,902)	(13,127)	(31,149)
Increase (decrease) in accounts payable and accrued liabilities	(664,245)	—	(336,137)	(105,956)	(222,152)
Increase (decrease) in deferred revenue	92,903	—	—	—	92,903
Decrease in current portion of long-term debt	576	—	—	—	576
Increase (decrease) in current portion of capital lease obligations	85,322	—	7,659	(4,595)	82,258

	2,170,375	—	(52,922)	(184,934)	2,408,231

Cash flows from (used in) financing activities
Decrease in long-term debt, net	688,728	—	—	—	688,728
Increase (decrease) of long-term capital lease obligations, net	(196,179)	—	15,701	(9,776)	(202,104)
Increase (decrease) in loans payable	(10,442)	—	(10,442)	—	—
Advances to/from subsidiaries	—	—	22,660	—	(22,660)
Advances to/from affiliated companies	—	—	(80,883)	(62,559)	143,442
Issuance of share capital	6,660	—	6,660	—	—

	488,767	—	(46,304)	(72,335)	607,406

Cash flows from (used in) investing activities
Acquisition of capital assets	(4,185,238)	—	(38,561)	(127,216)	(4,019,461)
Proceeds from the sale of capital assets	158,274	—	8,741	—	149,533
Acquisition of assets under capital leases	(675,795)	—	—	—	(675,795)
Proceeds from sale of assets under capital leases	—	—	—	—	—
Acquisition of other assets	—	—	—	—	—

	(4,702,759)	—	(29,820)	(127,216)	(4,545,723)

Decrease in cash and cash equivalents	(2,043,617)	—	(129,046)	(384,485)	(1,530,086)
Cash and cash equivalents, beginning of year	3,364,993	—	175,006	57,803	3,132,184

Cash and cash equivalents (deficiency), end of year	$1,321,376	$—	$45,960	$(326,682)	$1,602,098

Represented as:
Cash and cash equivalents	$1,581,376	$—	$45,960	$(66,682)	$1,602,098
Demand Loan	(260,000)	—	—	(260,000)	—

	$1,321,376	$—	$45,960	$(326,682)	$1,602,098

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Balance Sheet
(Expressed in Canadian Dollars)
September 30, 2002

			Consolidated	Answer
			Envirowaste	Garden
			Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations	(Parent)	(Guarantor)	(Non-Guarantors)
ASSETS
Total current assets	$7,506,190	$—	$692,553	$649,154	$6,164,483
Property, plant and equipment	5,949,589	—	142,461	1,714,427	4,092,701
Assets under capital leases	2,200,503	—	15,406	34,835	2,150,262
Due from affiliated companies	—	(198,696)	198,696	—	—
Investment in subsidiary companies	—	(15,603,926)	15,580,537	23,389	—
Future income tax asset	252,227	—	—	—	252,227
Other assets	56,797	—	46,870	—	9,927

Total assets	$15,965,306	$(15,802,622)	$16,676,523	$2,421,805	$12,669,600

LIABILITIES
Total current liabilities	$4,149,386	$(685)	$904,162	$246,738	$2,999,171
Long-term debt	1,404,372	—	—	—	1,404,372
Due to affiliated company	—	(8,846,718)	—	8,211,752	634,966
Obligations under capital leases	1,762,919	—	14,627	26,454	1,721,838
Loans payable	2,386,312	—	2,386,312	—	—

Total liabilities	9,702,989	(8,847,403)	3,305,101	8,484,944	6,760,347
SHAREHOLDERS’ EQUITY	6,262,317	(6,955,219)	13,371,422	(6,063,139)	5,909,253

Total liabilities and shareholders’ equity	$15,965,306	$(15,802,622)	$16,676,523	$2,421,805	$12,669,600

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Income and Deficit
(Expressed in Canadian Dollars)
Year Ended September 30, 2002

			Consolidated
			Envirowaste	Answer Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
Revenue	$27,757,723	$(1,688,944)	$3,163,750	$2,443,157	$23,839,760
Cost of sales	16,698,524	(1,738,593)	2,467,082	1,926,834	14,043,201

Gross margin	11,059,199	49,649	696,668	516,323	9,796,559
Direct selling expenses	(4,780,163)	36,980	(211,613)	(365,920)	(4,239,610)
General and administrative expenses	(4,810,773)	(828,010)	(427,386)	(364,624)	(3,190,753)

Operating income (loss)	1,468,263	(741,381)	57,669	(214,221)	2,366,196
Other income (expenses)	70,039	741,381	31,660	15,977	(718,979)

Income (loss) before income taxes	1,538,302	—	89,329	(198,244)	1,647,217
Income tax expense (recovery)	(610,055)	—	(13,967)	—	(596,088)

Net income (loss) for the year	2,148,357	—	103,296	(198,244)	2,243,305
Deficit, beginning of year	(11,607,040)	—	(2,048,296)	(5,864,897)	(3,693,847)

Deficit, end of year	$(9,458,683)	$—	$(1,945,000)	$(6,063,141)	$(1,450,542)

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Cash Flows
(Expressed in Canadian Dollars)
Year Ended September 30, 2002

			Consolidated
			Envirowaste	Answer Garden
			Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations	(Parent)	(Guarantor)	(Non-Guarantors)
Cash flows from (used in) operating activities
Net income (loss) for the year	$2,148,357	$—	$103,296	$(198,244)	$2,243,305
Items not involving cash:
Amortization	2,554,179	—	74,557	223,142	2,256,480
Loss (gain) on disposal of property, plant and equipment	(429,930)	—	(3,750)	—	(426,180)
Future income taxes	(610,055)	—	(13,967)	—	(596,088)
Unrealized foreign exchange gain (loss)	50,372	—	—	—	50,372

	3,712,923	—	160,136	24,898	3,527,889
Change in non-cash working capital:
Decrease in accounts receivable	878,598	—	6,751	57,141	814,706
Decrease (increase) in inventories	10,458	—	(38,430)	(60,337)	109,225
Decrease in refundable income taxes	(75,586)	—	—	—	(75,586)
Decrease (increase) in prepaid expenses and other current assets	43,081	—	(5,281)	734	47,628
Increase (decrease) in accounts payable and accrued liabilities	(148,494)	—	207,156	118,799	(474,449)
Decrease in deferred revenue	(305,190)	—	—	—	(305,190)
Decrease in current portion of long-term debt	(901,541)	—	—	—	(901,541)
Increase (decrease) in current portion of capital lease obligations	382,550	—	(9,599)	(3,244)	395,393

	3,596,799		320,733	137,991	3,138,075

Cash flows from (used in) financing activities
Decrease in long-term debt, net	(1,959,097)	—	—	—	(1,959,097)
Increase (decrease) of long-term capital lease obligations, net	1,702,183	—	(5,284)	(14,371)	1,721,838
Increase (decrease) in loans payable	93,890	—	93,890	—	—
Advances to/from subsidiaries	—	—	(1,587,363)	144,344	1,443,019
Advances to/from affiliated companies	—	—	995,598	—	(995,598)
Issuance of share capital	24,375	—	24,375		—

	(138,649)	—	(478,784)	129,973	210,162

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(1,033,043)	—	(21,160)	(22,235)	(989,648)
Proceeds from the sale of property, plant and equipment	827,618	—	3,750	—	823,868
Acquisition of assets under capital leases	(2,325,429)	—	—	—	(2,325,429)
Acquisition of other assets	(1,209)	—	—	—	(1,209)

	(2,532,063)	—	(17,410)	(22,235)	(2,492,418)

Increase (decrease) in cash and cash equivalents	926,087	—	(175,461)	245,729	855,819
Cash and cash equivalents (deficiency), beginning of year	2,438,906	—	350,467	(187,926)	2,276,365

Cash and cash equivalents, end of year	$3,364,993	$—	$175,006	$57,803	$3,132,184

Represented as:
Cash and cash equivalents	$2,559,153	$—	$175,006	$57,803	$2,326,344
Term deposit, restricted	805,840	—	—	—	805,840

	$3,364,993	$—	$175,006	$57,803	$3,132,184

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Balance Sheet
(Expressed in Canadian Dollars)
September 30, 2001

			Consolidated
			Envirowaste	Answer Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
ASSETS
Total current assets	$7,339,436	$—	$914,594	$569,963	$5,854,879
Property, plant and equipment	7,616,836	—	162,659	1,896,959	5,557,218
Assets under capital leases	92,561	—	39,351	53,210	—
Due from affiliated companies	—	(1,194,294)	1,194,294	—	—
Investment in subsidiary companies	—	(14,016,563)	13,993,174	23,389	—
Other assets	89,678	—	56,125	—	33,553

Total assets	$15,138,511	$(15,210,857)	$16,360,197	$2,543,521	$11,445,650

LIABILITIES
Total current liabilities	$5,382,671	$(685)	$804,112	$300,183	$4,279,061
Long-term debt	3,363,469	—	—	—	3,363,469
Due to affiliated company	—	(9,634,338)	—	8,067,408	1,566,930
Obligations under capital leases	60,736	—	19,911	40,825	—
Loans payable	2,292,422	—	2,292,422	—	—

Total liabilities	11,099,298	(9,635,023)	3,116,445	8,408,416	9,209,460

SHAREHOLDERS’ EQUITY	4,039,213	(5,575,834)	13,243,752	(5,864,895)	2,236,190

Total liabilities and shareholders’ equity	$15,138,511	$(15,210,857)	$16,360,197	$2,543,521	$11,445,650

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Income and Deficit
(Expressed in Canadian Dollars)
Year Ended September 30, 2001

			Consolidated
			Envirowaste	Answer Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
Revenue	$26,350,677	$(1,436,412)	$3,576,668	$2,677,823	$21,532,598
Cost of sales	15,958,483	(2,184,378)	3,105,625	1,990,055	13,047,181

Gross margin	10,392,194	747,966	471,043	687,768	8,485,417
Direct selling expenses	(3,653,296)	160,032	(194,408)	(462,982)	(3,155,938)
General and administrative expenses	(5,231,200)	406,520	(1,377,468)	(283,626)	(3,976,626)

Operating income (loss)	1,507,698	1,314,518	(1,100,833)	(58,840)	1,352,853
Other income (expenses)	(344,779)	(1,341,518)	776,286	297,056	(103,603)

Net income (loss) for the year	1,162,919	—	(324,547)	238,216	1,249,250
Deficit, beginning of year	(12,769,959)	—	(1,723,749)	(6,103,113)	(4,943,097)

Deficit, end of year	$(11,607,040)	$—	$(2,048,296)	$(5,864,897)	$(3,693,847)

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

20.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Cash Flows
(Expressed in Canadian Dollars)
Year Ended September 30, 2001

			Consolidated
			Envirowaste	Answer Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
Cash flows from (used in) operating activities
Net income (loss) for the year	$1,162,919	$—	$(324,547)	$238,216	$1,249,250
Items not involving cash:
Amortization	2,827,243	(93,535)	79,403	271,221	2,570,154
Loss (gain) on disposal of property, plant and equipment	(72,908)	87,754	(27,908)	(45,000)	(87,754)
Future income taxes	—	—	—	—	—
Unrealized foreign exchange gain (loss)	81,437	—	—	—	81,437

	3,998,691	(5,781)	(273,052)	464,437	3,813,087
Change in non-cash working capital:
Decrease (increase) in accounts receivable	152,619	(23,182)	(30,798)	(37,042)	243,641
Decrease (increase) in inventories	5,619	—	39,829	(41,312)	7,102
Decrease in refundable income taxes	22,839	—	—	—	22,839
Decrease (increase) in prepaid expenses and other current assets	(70,861)	1,346	(2,686)	8,150	(77,671)
Increase (decrease) in accounts payable and accrued liabilities	572,673	27,617	330,559	(30,248)	244,745
Increase (decrease) in deferred revenue	(271,236)	—	—	—	(271,236)
Decrease in current portion of long-term debt	(783,128)	—	—	—	(783,128)
Increase (decrease) in current portion of capital lease obligations	(25,793)	—	(31,333)	5,540	—

	3,601,423	—	32,519	369,525	3,199,379

Cash flows from (used in) financing activities
Decrease in long-term debt, net	(1,555,650)	—	—	—	(1,555,650)
Increase (decrease) of long-term capital lease obligations, net	(6,124)	—	(14,884)	8,760	—
Increase (decrease) in loans payable	(130,090)	—	(130,090)	—	—
Advances to/from subsidiaries	—	(211,273)	124,627	—	86,646
Advances to/from affiliated companies	—	211,273	(86,647)	(146,141)	21,515

	(1,691,864)	—	(106,994)	(137,381)	(1,447,489)

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(1,813,491)	287,589	(21,091)	(90,759)	(1,989,230)
Proceeds from the sale of property, plant and equipment	1,383,388	(287,589)	—	45,000	1,625,977
Acquisition of assets under capital leases	(29,299)	—	—	(29,299)	—
Proceeds from sale of assets under capital leases	32,195	—	32,195	—	—

	(427,207)	—	11,104	(75,058)	(363,253)

Increase (decrease) in cash and cash equivalents	1,482,352	—	(63,371)	157,086	1,388,637
Cash and cash equivalents (deficiency), beginning of year	956,554	—	413,838	(345,012)	887,728

Cash and cash equivalents (deficiency), end of year	$2,438,906	$—	$350,467	$(187,926)	$2,276,365

Represented as:
Cash and cash equivalents	$2,691,446	$—	$434,007	$(18,926)	$2,276,365
Demand loans, secured	(252,540)	—	(83,540)	(169,000)	—

	$2,438,906	$—	$350,467	$(187,926)	$2,276,365

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

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

For each year of presentation, the modifications necessary in order for these financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)	Reconciliation of Consolidated Balance Sheet items:

There are no material differences between Canadian and US GAAP with respect to the consolidated balance sheet items.

(b)	Reconciliation of Consolidated Statement of Income items:

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
	2003	2002	2001
Net income (loss) for the period (Canadian GAAP)	$341,731	$2,148,357	$1,162,919
Stock-based compensation (note 21(d))	(1,250)	(89,375)	—

Net income (loss) for the period (US GAAP)	$340,481	$2,058,982	$1,162,919

Earnings (loss) per share – basic	$0.03	$0.21	$0.12

Earnings (loss) per share - diluted	$0.03	$0.20	$0.12

(c)	Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

Under US GAAP, a statement of changes in shareholders’ equity and comprehensive income in the following format would form a part of the annual financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

Consolidated Statement of Changes in Shareholders’ Equity

						Accumulated
						Other
	Share Capital			Compre-		Compre-	Total
			Additional	hensive	Retained	hensive	Share-
	Number of		Paid In	Income	Earnings	Income	holders’
	Shares	Amount	Capital	(Loss)	(Deficit)	(Loss)	Equity
Balance, September 30, 2000	9,913,799	$15,292,047	$—		$(12,769,959)	$272,769	$2,794,857
Comprehensive income:
- net income	—	—	—	$1,162,919	1,162,919	—	1,162,919
- foreign currency adjustment	—	—	—	81,437	—	81,437	81,437

				$1,244,356

Balance, September 30, 2001	9,913,799	15,292,047	—		(11,607,040)	354,206	4,039,213
Stock-based compensation	—	—	89,375		—	—	89,375
Exercise of options	62,500	24,375			—	—	24,375
Comprehensive income:
- net income	—	—	—	$2,058,982	2,058,982	—	2,058,982
- foreign currency adjustment	—	—	—	50,372	—	50,372	50,372

				$2,109,354

Balance, September 30, 2002	9,976,299	15,316,422	89,375		(9,548,058)	404,578	6,262,317
Stock-based compensation	—	—	1,250		—	—	1,250
Exercise of options	18,000	6,660			—	—	6,660
Comprehensive income:
- net income	—	—	—	$340,481	340,481	—	340,481
- foreign currency adjustment	—	—	—	124,260	—	124,260	124,260

				$464,741

Balance, September 30, 2003	9,994,299	$15,323,082	$90,625		$(9,207,577)	$528,838	$6,734,968

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(d)	Stock Option Compensation

SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. As required under U.S. GAAP, the Company has accounted for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations resulting in a charge against income of $1,250 (2002 – $89,375; 2001 – $nil)

The Company’s net income and earnings per share using the fair value method would have been reduced to the proforma amounts indicated below:

	2003	2002	2001
Net income
- as reported U.S. GAAP	$340,481	$2,058,982	$1,162,919

- pro forma	$337,314	$1,832,565	$1,162,919

Basic earnings per share
- as reported U.S. GAAP	$0.03	$0.21	$0.12

- pro forma	$0.03	$0.18	$0.12

Diluted earnings per share
- as reported U.S. GAAP	$0.03	$0.20	$0.12

- pro forma	$0.03	$0.18	$0.12

The Company has granted stock options to directors, officers and employees. All options granted were vested immediately or over a period of three (3) years and will expire on or before a five year period from the grant date.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(e)	Statement of Cash Flow

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	2003	2002	2001
Interest	$584,623	$727,688	$959,294
Income taxes	$306,546	$(610,055)	$—

(f)	Additional Disclosure Required by U.S. GAAP

(i)	Advertising and Promotion

The Company expenses advertising and promotion expenses as incurred.

(ii)	Concentrations of Credit Risk

The Company had funds on deposit with financial institutions which were in excess of the insured limits:

	2003	2002	2001
Uninsured cash amounts on deposit	$1,263,847	$2,097,078	$2,405,337

Credit risk with respect to accounts receivable is generally diversified due to the large number of customers comprising the client base. The Company continually monitors and evaluates its client acceptance and collection procedures to minimize potential credit risks associated with its accounts receivable.

(iii)	Operations in a Foreign Country

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
September 30, 2003, 2002 and 2001

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

The aggregate amount of expenditures made to parties not at arm’s length to the Company consist of the following:

Included in accounts payable and accrued liabilities at September 30, 2003 were amounts aggregating $390,482 (2002 - $740,765; 2001 - $803,999) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to loans, as detailed in note 11, the Company had the following transactions with related parties:

	2003	2002	2001
Management remuneration	$401,697	$554,728	$604,222
Interest and loan fees	181,425	168,555	227,358

	$583,122	$723,283	$831,580

The above noted transactions are included in the Schedule of Consolidated General and Administrative Expenses.

(h)	New Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others – An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor’s accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The Company has determined that FIN 45 does not have an impact on its financial reporting and disclosures.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(h)	New Accounting Pronouncements (continued)

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The Company has not determined the impact SFAS No. 148 may have on the consolidated financial statements.

In January 2003, the FASB released FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2003 and for variable interest entities created prior to February 1, 2003, no later than the end of the first reporting period after March 15, 2004. We have performed a review of any entities created subsequent to January 31, 2003, and determined the adoption of FIN 46 and FIN 46-R did not have a material impact on the Company’s financial reporting and disclosures. For any entities created prior to February 1, 2003, we are currently assessing the impact of FIN 46 and FIN 46-R and do not believe that the adoption of FIN 46 and FIN 46-R will have a material impact on our financial reporting and disclosures.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This Statement is effective for contracts entered into or modified after June 30, 2003. The Company does not expect the implementation of SFAS No. 149 to have a material impact on our consolidated financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003, 2002 and 2001

21.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(h)	New Accounting Pronouncements (continued)

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the implementation of SFAS No. 150 to have a material impact on our consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132®, a revision to SFAS No. 132, “Employers’ Disclosure about Pensions and Other Postretirement Benefits. SFAS No. 132® requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132® is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132® did not impact our consolidated financial position or results of operations.

In a December 11, 2003 speech at the American Institute of Certified Public Accountants and Securities and Exchange Commission (“SEC”) expressed the opinion that rate-lock commitments represent written put options, and therefore be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. The Company is currently analyzing the impact of the SEC’s position and will, if required, account for its loan origination commitments as prescribed.

22.	Comparative Figures

Certain 2002 and 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Cost of Sales
(Expressed in Canadian Dollars)
Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Direct materials
Inventory, beginning of year	$712,527	$825,951	$783,583
Purchases of direct materials and subtrades	2,290,333	3,902,615	3,440,376
Testing	18,446	19,846	16,402

Cost of direct materials available for use	3,021,306	4,748,412	4,240,361
Less: Inventory, end of year	(749,968)	(712,527)	(825,951)

Direct materials used	2,271,338	4,035,885	3,414,410
Direct labour	3,732,559	4,049,733	3,772,133
Manufacturing overhead	8,461,342	8,715,872	8,723,953

Manufacturing costs incurred for the year	14,465,239	16,801,490	15,910,496
Work-in-process, beginning of year	55,697	83,133	70,670

	14,520,936	16,884,623	15,981,166
Less: Work-in-process, end of year	(26,458)	(55,697)	(83,133)

Cost of goods manufactured	14,494,478	16,828,926	15,898,033
Finished goods, beginning of year	316,118	185,716	246,166

	14,810,596	17,014,642	16,144,199
Less: Finished goods, end of year	(176,510)	(316,118)	(185,716)

Cost of sales for the year	$14,634,086	$16,698,524	$15,958,483

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Direct Selling Expenses
(Expressed in Canadian Dollars)
Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Advertising	$47,582	$55,699	$51,388
Amortization - bag plates and artwork	18,442	24,267	33,667
Automobile	4,620	3,960	3,960
Bad debts (recovery)	33,998	29,738	(144,952)
Commissions	8,400	7,700	8,400
Discounts and allowances	109,330	164,570	226,173
Entertainment and promotion	1,997	1,545	1,900
Freight out	3,561,193	4,065,868	2,905,650
Marketing consulting	34,881	28,303	53,928
Miscellaneous	42,846	93,119	151,922
Travel	362,400	305,394	361,260

Direct selling expenses	$4,225,689	$4,780,163	$3,653,296

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated General and Administrative Expenses
(Expressed in Canadian Dollars)
Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Advertising	$41,807	$26,802	$31,575
Amortization	302,143	348,995	341,144
Automobile	33,102	30,051	24,311
Bank charges and interest	20,669	43,306	17,797
Business taxes, licenses and fees	60,080	91,470	130,835
Consulting fees	201,124	120,916	146,145
Education and training	32,230	18,460	34,787
Entertainment and promotion	89,006	80,422	64,417
Foreign exchange (gain) loss	13,319	2,739	(52,912)
Insurance	25,986	21,169	18,457
Interest on long-term debt	557,430	677,575	959,294
Management remuneration	401,697	308,770	304,222
Miscellaneous	31,857	38,848	49,158
Office and stationery	106,860	91,741	83,392
Professional fees	270,823	209,988	362,949
Rent and office services	125,891	154,289	148,035
Shareholder relations	35,521	36,837	31,727
Telephone	176,655	178,091	202,759
Transfer agent and filing fees	23,819	8,884	11,982
Travel	92,290	87,492	59,954
Wages and benefits	2,344,515	2,233,928	2,261,172

General and administrative expenses	$4,986,824	$4,810,773	$5,231,200

The accompanying notes form an integral part of these financial statements.

ITEM 18. FINANCIAL STATEMENTS

See “Item 17 - Financial Statements”.

ITEM 19. EXHIBITS

1.	Memorandum and Articles and amendments thereto:

Those documents were attached as Exhibits 1.1, 1.2, 1.3, 1.4 and 1.5 to the Company’s Registration Statement on Form 20-F dated April 3, 1992 (as amended), and are incorporated herein by reference.

2.	Instruments defining the rights of holders of equity or debt securities being registered:

Refer to Exhibit No. 1

3.	Voting Trust Agreements: Not applicable

4.	Material Contracts:

4.1	Shareholders’ Agreement dated September 24, 1996 among the Company, Douglas Halward, Cynthia Halward, James Darby, Elizabeth Darby, Environmental Research & Development Capital Limited Partnership and Royal Bank Capital Corporation which was attached as Exhibit 2.16 to the Company’s Annual Report on Form 20-F dated March 27, 1997 and is incorporated herein by reference.

4.2	Demand Promissory Note dated April 1, 1999 between the Company and Adam Oates, which was attached as Exhibit 2.2 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.3	General Security Agreement made August 30, 1999 given by the Company to Adam Oates, which was attached as Exhibit 2.4 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.4	Mortgage dated August 30, 1999 given by Answer Garden to Adam Oates, which was attached as Exhibit 2.5 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.5	General Security Agreement made August 30, 1999 given by Answer Garden to Adam Oates, which was attached as Exhibit 2.6 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.6	Guarantee & Postponement of Claim dated August 30, 1999 given by Answer Garden to Adam Oates, which was attached as Exhibit 2.7 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.7	Pari Passu Agreement dated December 6, 1999 among Douglas R. Halward, James E.H. Darby, the Company and Answer Garden which was attached as Exhibit 2.11 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.8	Employee Stock Option Agreements dated February 16, 2000 between the Company and certain of its employees which were attached as Exhibit 2.14 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and are incorporated herein by reference.

4.9	Amendment to Pari Passu Agreement dated February 29, 2000 among James E.H. Darby, Douglas R. Halward, the Company and Answer Garden which was attached as Exhibit 2.16 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.10	Pari Passu Agreement dated as of April 1, 1999 among James E.H. Darby, Adam Oates, the Company and Answer Garden which was attached as Exhibit 2.1 to the Company’s Annual Report on Form 20-F dated March 28, 2001 and is incorporated herein by reference.

4.11	Employment Agreements made effective January 1, 2002 between the Company and each of Douglas R. Halward and James E.H. Darby which were attached as Exhibit 2.1 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and are incorporated herein by reference.

4.12	Bonus Sharing Agreement made effective January 1, 2002 between the Company, Douglas R. Halward and James E.H. Darby which was attached as Exhibit 2.2 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and is incorporated herein by reference.

4.13	Director Stock Option Agreements dated March 15, 2002 between the Company and certain of its directors which were attached as Exhibit 2.3 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and are incorporated herein by reference.

4.14	Employee Stock Option Agreements dated March 15, 2002 between the Company and certain of its employees which were attached as Exhibit 2.4 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and are incorporated herein by reference.

4.15	Director Stock Option Agreement dated March 21, 2002 between the Company and Howard S. Steinberg which was attached as Exhibit 4.32 to the Company’s Annual Report on Form 20-F dated March 28, 2003 and is incorporated herein by reference.

4.16	Loan Consolidation Agreement made effective October 1, 2003 between the Company and James E.H. Darby;

4.17	Demand Promissory Note dated October 1, 2003 made by the Company in favour of James E.H. Darby;

4.18	Employment Agreement dated January 1, 2004 between CRR (Florida) and Steven Lubbers;

4.19	Acknowledgement and Confirmation Agreement dated February 10, 2004 between the Company and addressed to James E.H. Darby;

4.20	Guarantee and Postponement of Claim dated February 10, 2004 given by Answer Garden to James E.H. Darby;

4.21	Acknowledgement and Confirmation Agreement dated February 10, 2004 executed by Answer Garden and addressed to James E.H. Darby;

4.22	Mortgage dated February 10, 2004 given by Answer Garden to James E.H. Darby;

4.23	Acknowledgement of Standard Mortgage Terms dated February 10, 2004 executed by Answer Garden;

4.24	Guaranty and Subordination Agreement dated February 10, 2004 between Envirowaste International and James E.H. Darby;

4.25	Security Agreement dated February 10, 2004 between Envirowaste International and James E.H. Darby;

4.26	Guaranty and Subordination Agreement dated February 10, 2004 between CRR (Florida) and James E.H. Darby;

4.27	Mortgage, Security Agreement and Assignment of Rents (to Secure Guaranty) dated February 10, 2004 given by CRR (Florida) to James E.H. Darby;

4.28	Security Agreement dated February 10, 2004 between CRR (Florida) and James E.H. Darby;

4.29	Guaranty and Subordination Agreement dated February 10, 2004 between CRR (Georgia) and James E.H. Darby;

4.30	Security Agreement dated February 10, 2004 between CRR (Georgia) and James E.H. Darby; and

4.31	Full Discharge dated March 2, 2004 of Answer Garden Mortgage No. BN242087 executed by James E.H. Darby.

5.	Foreign Patents: Not applicable

6.	Earnings Per Share Calculation:

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

Douglas R. Halward, President

DATED: March 29, 2004

CERTIFICATION

I, Douglas R. Halward, certify that:

1.	I have reviewed this annual report on Form 20-F of Consolidated Envirowaste Industries Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d)	disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.	The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: March 29, 2004	“Douglas R. Halward”

Douglas R. Halward, President & Director

CERTIFICATION ACCOMPANYING PERIODIC REPORT
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Consolidated Envirowaste Industries Inc. (the “Company”) on Form 20-F for the period ending September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Douglas R. Halward, President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 29, 2004	“Douglas R. Halward”

Douglas R. Halward, President

CERTIFICATION

I, James E.H. Darby, certify that:

1.	I have reviewed this annual report on Form 20-F of Consolidated Envirowaste Industries Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d)	disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.	The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: March 29, 2004	“James E.H. Darby”

James E.H. Darby, Chairman, Chief
Executive Officer, Secretary & Director

CERTIFICATION ACCOMPANYING PERIODIC REPORT
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Consolidated Envirowaste Industries Inc. (the “Company”) on Form 20-F for the period ending September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James E.H. Darby, Chairman, Chief Executive Officer and Secretary of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 29, 2004	“James E.H. Darby”

James E.H. Darby, Chairman, Chief
Executive Officer, Secretary