Form 20-F
period 2004-09-30
CONSOLIDATED ENVIROWASTE INDUSTRIES INC
filed 2005-03-31
CIK 885986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Number of outstanding shares of each of the issuer’s class of capital or common shares as of September 30, 2004: 10,247,199 Common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☑ Item 18 ☐

Index to the Exhibits to the Annual Report to September 30, 2004 on Form 20-F is at page 82.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The exchange rate into United States currency of the Canadian dollar as at March 28, 2005 was U.S. $1.00 = Cdn. $1.2216 (See “Selected Financial Data” at page 1).

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

          Selected Financial Data

Set forth in the following table are selected financial data with respect to the Company’s financial condition and results of operations from October 1, 1999 to September 30, 2004. Refer to “Item 5 – Operating and Financial Review and Prospects” for disclosure regarding business acquisitions made by the Company in that period.

The selected financial data have been extracted from, and are qualified by reference to, the financial statements included herein at Item 17. The financial statements for the years ended September 30, 2000, 2001, 2002, 2003 and 2004 as presented comply with Canadian generally accepted accounting principles and have been prepared in Canadian dollars.

Selected Financial Data Under Canadian GAAP

	For the years ended September 30
	2004	2003	2002	2001	2000

Net revenue	$24,536,726	$21,588,964	$25,426,066	$23,844,128	$23,685,304

Income (loss) from operations	1,708,687	731,421	1,284,255	984,311	(377,835)

Income (loss) from continuing operations	2,030,126	951,430	1,796,837	1,265,862	(207,085)

Net income (loss)	828,692	341,731	2,148,357	1,162,919	(1,911,595)

Income (loss) from continuing operations per share	0.20	0.10	0.18	0.13	(0.02)

Net income (loss) from operations per share	0.08	0.03	0.22	0.12	(0.20)

Diluted net income (loss) per share	0.08	0.03	0.21	0.12	(0.20)

Total assets	20,642,628	16,871,494	15,965,306	15,138,511	16,371,601

Net assets	7,399,554	6,734,968	6,262,317	4,039,213	2,794,857

Capital stock (excluding long-term debt)	15,456,513	15,323,082	15,316,422	15,292,047	15,292,047

Number of shares as adjusted to reflect changes in capital	10,176,801	9,987,789	9,949,245	9,913,799	9,685,165

Dividends declared	—	—	—	—	—

Refer to “Item 17 — Financial Statements” for disclosure of the manner in which the financial statements would be modified under US GAAP. If US GAAP were followed, the following items in the Selected Financial Data would be changed as follows:

Selected Financial Data Under US GAAP

	For the years ended September 30
	2004	2003	2002	2001	2000

Net revenue	$24,536,726	$21,588,964	$25,426,066	$23,844,128	$23,685,304

Income (loss) from operations	1,708,687	730,171	1,194,880	984,311	(377,835)

Income (loss) from continuing operations	2,030,126	950,180	1,707,462	1,265,862	(207,085)

Net income (loss)	828,692	340,481	2,058,982	1,162,919	(1,911,595)

Income (loss) from continuing operations per share	0.20	0.10	0.17	0.13	(0.02)

Net income (loss) from operations per share	0.08	0.03	0.21	0.12	(0.20)

Diluted net income (loss) per share	0.08	0.03	0.20	0.12	(0.20)

Total assets	20,642,628	16,871,494	15,965,306	15,138,511	16,371,601

Net assets	7,399,554	6,734,968	6,262,317	4,039,213	2,794,857

Capital stock (excluding long-term debt)	15,456,513	15,323,082	15,316,422	15,292,047	15,292,047

Number of shares as adjusted to reflect changes in capital	10,176,801	9,987,789	9,949,245	9,913,799	9,685,165

Dividends declared	—	—	—	—	—

          Exchange Rates

At March 28, 2005, one Canadian dollar, as quoted by Dow Jones Telerate Inc. and other sources at 4 p.m. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), was $0.8186 in U.S. dollars. (Source: The Wall Street Journal)

The following table sets forth the high and low exchange rates between the Canadian dollar and the US dollar for each month during the most recent six months, together with the average rates for each of the fiscal years ended September 30, 2004, 2003, 2002, 2001 and 2000 calculated by using the average of the exchange rates on the last day of each month during the period. All references in this item are to Canadian dollars.

U.S. Dollar/Canadian Dollar

	Average for the
	Period	Low for the Period	High for the Period

February 2005		$1.2294	$1.2562

January 2005		$1.1982	$1.2422

December 2004		$1.1856	$1.2401

November 2004		$1.1775	$1.2263

October 2004		$1.2194	$1.2726

September 2004		$1.2648	$1.3071

Fiscal Year Ended September 30, 2004	$1.3255

Fiscal Year Ended September 30, 2003	$1.4645

Fiscal Year Ended September 30, 2002	$1.5730

Fiscal Year Ended September 30, 2001	$1.5351

Fiscal Year Ended September 30, 2000	$1.4755

The exchange rates given are the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

3.B. Capitalization and Indebtedness

          Not applicable

3.C. Reasons for the Offer and Use of Proceeds

          Not applicable

3.D. Risk Factors

The following risks have been identified and should be recognized in regard to the business of the Company and its subsidiaries:

–	There is apparently a sufficient supply of raw materials and no major barriers other than capital costs to entry into this marketplace; therefore, the potential level of finished goods supply is flexible. A flexible supply could result in shortages, tending to drive prices upward, or excess supplies, which could drive prices down.

–	From time to time, the Company’s subsidiaries may be required to engage in aggressive price discounting in order to remain competitive in the marketplace. Such discounting may adversely affect revenues.

–	As the organic composting industry matures, the Company’s subsidiaries are likely to face stronger competition from large companies which develop integrated waste management and lawn and garden operations and may possess greater financial and other resources than the Company and its subsidiaries. Additionally, the Company’s subsidiaries may encounter increasing competition for new site locations and acquisition and joint venture candidates.

–	There can be no assurance that any permits necessary for the Company’s growth plans will be granted on a timely basis, if at all. Future changes in governmental policies and regulatory structure, with respect to the environment or otherwise, may cause future increases in the operating costs of the Company and its subsidiaries or otherwise materially adversely affect their business and operations.

–	The lawn and garden products business is highly seasonal. Unexpected production or transportation difficulties occurring at a time of peak production or sales could adversely affect the level of sales to an extent that may not readily be reversed before the end of the primary selling season. In addition, rainy or unseasonably cold weekend weather during the spring tends to reduce purchases of consumer lawn and garden products. Management believes that the growth of the revenues from compost services operations, as well as its diversification into wood waste recycling and the professional lawn and garden product market, should diminish the seasonal fluctuations of, and the impact of poor weather on, the Company’s revenues. Poor weather can have an effect on the Company’s wood waste recycling business by delaying the start-up of some projects.

–	The Company’s top six packaged product customers represent 86% of total packaged product sales. Recent consolidations in the retail market, vendor consolidation programs by retailers, and competitor consolidations are increasing the concentration of sales to large retailers. The Company derives over 10% of its revenue from each of five customers. The loss of this or any other significant customer would have a negative impact on earnings.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Consolidated Envirowaste Industries Inc. is also referred to herein as the “Company”. Directly and indirectly through its subsidiaries, the Company is engaged in the business of processing organic wastes into usable products, including natural fertilizer, soil amendments and fuel for power plants.

The Company was incorporated on September 1, 1983 under the British Columbia Company Act under the name “Expeditor Resource Group Ltd.”. Effective August 2, 1989, the authorized and issued capital of the Company was consolidated on the basis of every five Common shares being consolidated into one Common share, the authorized capital was increased to 50,000,000 Common shares without par value and the name of the Company was changed from “Expeditor Resource Group Ltd.” to “Mt. Expeditor Resources Ltd.”. On March 29, 1990, the name of the Company was further changed from “Mt. Expeditor Resources Ltd.” to “EnviroWaste Industries Inc.”. Effective March 24, 1992, the authorized and issued capital of the Company was consolidated on the basis of every three Common shares being consolidated into one Common share, the authorized capital was increased to 50,000,000 Common shares without par value and the name of the Company was changed from “EnviroWaste Industries Inc.” to “Consolidated Envirowaste Industries Inc.”. Effective March 21, 2005, the Company transitioned under the British Columbia Business Corporations Act by filing a Transition Application and Notice of Articles with the Registrar of Companies. Effective March 29, 2005, the Company altered its Notice of Articles by removing the application of the Pre-existing Company Provisions under the British Columbia Business Corporations Act, adopted new Articles and increased its authorized share structure from 50,000,000 Common shares without par value to 100,000,000 Common shares without par value.

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
1055 West Georgia Street
Vancouver, British Columbia, Canada V6E 3R3

The contact person is:

Douglas R. Halward, President & Director

The Company has 100,000,000 Common shares without par value authorized. At September 30, 2004, the end of the Company’s most recent fiscal year, there were 10,247,199 Common shares issued and outstanding. At March 28, 2005, there were 10,364,699 Common shares issued and outstanding.

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

In December, 1997, Envirowaste International acquired all of the outstanding shares of CRR (Georgia) of Atlanta, Georgia. CRR (Georgia) is in the business of collecting and grinding green waste material and wood, composting the raw material into soil, and selling the soil into the landscaping, residential and municipal gardening markets. In June, 2004, the Company elected to cease operations of CRR (Georgia), the business of which will be wound down during the first half of fiscal 2005.

In February, 1999, the Company continued the expansion of its United States operations with the acquisition through CRR (Florida) of CCI of Sarasota, Inc., a Sarasota, Florida-based wood waste and biomass recycling company.

Capital Expenditures

During the three years ended September 30, 2004, the Company’s capital expenditures have been focused on its Florida operation. CRR (Florida) has undergone a program of upgrading equipment to increase the efficiency of its grinding fleet, spending $7.5 million on new equipment while disposing of $4.1 million for net additions of $3.4 million utilizing a combination of proceeds from the disposition of old equipment, external notes and bank leasing to finance the equipment. The Florida operation acquired a 12-acre parcel of property on May 15, 2002 for $857,000, using internally-generated funds, and in October, 2004, completed the construction of a waste processing facility and new operations/administration premises. Construction costs to that date were $2.6 million, which was financed by a combination of internally-generated funds and a $1.1 million mortgage on the property and buildings. CRR (Georgia) has disposed of $727,000 worth of redundant equipment for cash and trades on equipment purchased by CRR (Florida). The Abbotsford operation has acquired various items including machinery, computer and office equipment and packaging plates and artwork totalling $131,000 using leasing and internal funding sources to finance the purchases. The Abbotsford operation also constructed a $93,000 storm water diversion system early in fiscal 2003, using internally-generated funds, in conjunction with the issuance of an amended discharge permit for the facility. The Winnipeg unit has spent approximately $42,000 during this period on new machinery and office equipment using leases and internal funding.

While there have been no changes to property, plant and equipment in the Canadian units, early in fiscal 2005 CRR (Florida) sold a leased grinder, using the proceeds to pay down the remaining lease obligation. The Florida operation has entered into agreements to purchase transport equipment worth approximately $688,000, which it expects to finance using a combination of internal and external financing sources. CRR (Georgia) has completed the disposition of its processing assets and now has remaining only some office equipment, which will be transferred to CRR (Florida) when operations cease. At present, there are no planned expenditures in the Canadian operations.

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

In January, 2002, CRR (Florida) successfully renewed its contract with Seminole County, Florida for its yard and green waste processing. CRR (Florida) anticipates this contract will generate estimated revenues of US$4,460,000 over its five-year term. The contract is one of approximately 20 such contracts with Florida counties and municipalities, most of which are for terms of two to five years, with options to renew. Florida operations derive approximately 61% of their revenues from such contracts.

In October, 2003, CRR (Florida) successfully negotiated a two-year green waste processing contact with Indian River County on the East Coast of Florida. Revenue is anticipated to be approximately US$3.72 million over the life of the contract.

The principal markets in which the Company competes are Western Canada and the southeastern United States. Its Canadian operations are primarily concerned with the manufacture and sale of soil amendments, while its United States operations are primarily concerned with wood waste recycling. During fiscal 2004, the Company elected to cease operations of CRR (Georgia), which will be wound down during the first half of fiscal 2005. As such, the results of its operations are presented as discontinued operations on a comparative basis. Total revenues realized from the Canadian and U.S. operations in the past three fiscal years (prior years restated to reflect the discontinuance of the CRR (Georgia) operations) were as follows:

	Fiscal 2004	Fiscal 2003	Fiscal 2002

Canadian business	$2,903,056	$3,579,117	$3,917,963

U.S. business	$21,633,670	$18,009,847	$21,508,103

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

In Canada, approximately 86% of the Company’s sales revenues are derived from direct sales to major retailers, local landscape contractors and other customers from the Company’s plants in Abbotsford and Winnipeg. Another 6% of Canadian sales revenues are represented by soil products produced by the Company and sold to four other companies for sale under their own labels. Eight percent of the Company’s Canadian sales revenues are derived from sales made through a nursery wholesaler. All of the Company’s U.S. business is conducted directly with its customers.

The Company’s top six packaged product customers represent 86% of total packaged product sales. Recent consolidations in the retail market, vendor consolidation programs by retailers, and competitor consolidations are increasing the concentration of sales to large retailers. The Company derives over 10% of its revenue from each of five customers.

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

The following is a description of the encumbrances against the Abbotsford property as at the date hereof:

(a)	Under Answer Garden’s current credit facility with Royal Bank, there was outstanding at September 30, 2004, a revolving demand operating facility of $500,000 and a peak-period revolving demand loan of $250,000.

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

(b)	Answer Garden has granted guarantees, one of which is secured by a second charge over presently-held and after-acquired personal property of Answer Garden and a second mortgage on the Abbotsford properties, in favour of lenders who are directors and officers of the Company.

The physical properties occupied by the Company’s Red River division and CRR (Georgia) are leased on ordinary commercial terms.

In February, 2003, CRR (Florida) commenced construction of a yard waste processing facility and new operations/administrative facilities on the property acquired by it in 2002. The facilities were completed in mid-October, 2003, replacing the previous leased yard waste facility which was nearing full capacity, and outgrown leased operations/administrative facilities which would not accommodate further expansion. The move to owned facilities will save the Company approximately $165,000 in annual lease payments on the two existing facilities.

In 2004, CRR (Florida) exercised an option to purchase outright a leased waste processing facility on which it operated, which will save the Company approximately $80,000 in annual rental costs. The purchase price of approximately $680,000 was funded with internally generated funds and, initially, with bank lines of credit which were fully repaid in October, 2004.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended September 30, 2004, 2003 and 2002 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto.

5.A. Operating Results

Overall Results

In fiscal 2002, the Company reported an increase in income from continuing operations before income taxes of $531,000 or 42% to $1,538,302. In addition, the Company had a one-time recovery of income taxes arising from the recognition of the Company’s ability to utilize prior years’ losses against current and future taxable income in our U.S. operations, bringing net earnings after tax to $2,148,357 or $0.22 per share ($0.21 diluted). The Company posted a 7% gain over fiscal 2001 revenues from continuing operations, further improvement in gross margin and administrative overhead reductions. The Company achieved some significant milestones including establishing/expanding lending facilities with several U.S. lenders, repaying its original construction mortgage and obtaining an amended discharge permit for its Abbotsford, British Columbia facility, and acquiring a land parcel for CRR(Florida)’s new waste processing facility and its new operations/administrative premises.

As a result of the lower activity, earnings before income taxes from continuing operations declined to $951,430 for 2003 while comparative net earnings from continuing operations after tax were impacted by the $937,000 turnaround from $517,000 in income taxes recovered in 2002 through the recognition of previous tax losses in our US operations that year, to the income tax expense this year of $420,000. The Company reported net earnings after tax for the year ended September 30, 2003 of $341,731 or $0.03 per share ($0.03 diluted).

Fiscal 2003 revenues from continuing operations of $21,588,964 were down $3.8 million over last year. The sharp rise in the Canadian Dollar during the last three quarters of the year compared to the same period last year, accounted for approximately $1.6 million of the decline, while the remainder can be attributed to the first quarter drop in revenue from storm-related activity which occurred in the first quarter of fiscal 2002 and other weather-related factors. The Company maintained its gross margins, reduced its selling expenses (assisted by the benefit of currency translation differences) by over $500,000, and limited the increase in general and administrative expenses to 3.6%. The Company generated $3 million in cash flow from operations while working capital was impacted by the use of internal funds to finance the construction of the new on–site processing facility, shop facility and corporate office building of its Florida subsidiary. While adding new debt for the strategic acquisition of property, plant, and equipment during 2003, the Company benefited from favourable currency translation differences, improving its debt to equity ratio to 1.51:1 from 1.55:1 in 2002 and 2.75:1 in 2001.

Revenue from continuing operations increased 13% to $24.5 million in fiscal year 2004 from $21.6 million in 2003. Gross margins improved 4% and net income after tax from continuing operations for the year ended September 30, 2004 nearly doubled to $1,010,030 or $0.10 per share ($0.10 fully-diluted) compared to $530,898 or $0.05 per share ($0.05 fully-diluted) from continuing operations for the fiscal year ended September 30, 2003. The loss from discontinued operations net of tax recoveries was relatively unchanged at $181,338 or $0.02 per share ($0.02 fully-diluted) compared to an after tax loss of $189,167 or $0.02 per share ($0.02 fully-diluted) for the 2003 fiscal year. Overall income after income tax for fiscal year 2004 rose 42% to $828,692 or $0.08 per share ($0.08 fully-diluted).

The improvement in operating results can be largely attributed to our US operations, which had higher sales from a recovering private sector and storm activity late in the year, and improved operational efficiencies. These results were dampened by the continuing rise in the strength of the Canadian dollar compared to its US counterpart and results in our Canadian operations during fiscal 2004 compared to the previous year.

The Company generated $2.2 million in cash flows from operating activities after changes in non-cash working capital items and improved cash and equivalents by more than $1 million for the year ended September 30, 2004 compared to the year ended September 30, 2003. Abnormally high year-end receivable, accounts payable and deferred revenue balances in our US operations from two major storms during the last six weeks of the 2004 fiscal year accounted for a net increase of $143,000 in cash flows resulting from changes in these working capital items compared to the previous fiscal year. Year-end accounts payable and accrued liabilities totals over those of the previous year, also increased from higher accrued incentive compensation commensurate with our improved operational results for the current year. Other increases in 2004 cash flows originating from changes in working capital compared to 2003 can be attributed to a reduction in inventories to match lower demand in our Canadian operations and a $174,000 addition to current liabilities representing new repayment terms from the consolidation of a director’s loans during fiscal 2004. Cash and cash equivalents were replenished during fiscal year 2004 compared to 2003, when the Company used internally generated funds to construct its Florida facility.

US Operations

As CRR (Georgia) was a significant source of operating losses in prior years, during the last quarter of fiscal 2004, the Company elected to cease operations by closing down the operation as it fulfilled its contractual commitments midway through the 2005 fiscal year. Accordingly, the results of the Georgia unit are shown separately as discontinued operations on a comparative basis.

CRR (Florida)’s revenue rose 10% in 2002, augmented by increased storm activity earlier in the year and favourable currency translation differences. Better margins and reductions in general and administrative overhead improved bottom-line results. Transportation costs from contracts requiring the removal of ground materials from sites continued to be a large portion of direct selling expense; however, CRR (Florida)’s ability to find sources for removal of processed material has served to increase our competitive advantage as it continues to be a preferred supplier to counties and contractors seeking to alleviate their green waste disposal problems. During the year CRR (Florida) purchased approximately 12 acres of land to construct a yard waste processing facility, new corporate offices, and operations facilities to replace those currently leased.

2003 was an exciting yet challenging year for CRR (Florida). On the one hand, we had completed construction of our new processing facilities at one of our major Florida operating sites, and the anticipation of moving into the new nearly completed shop and office facilities. On the other, we had to deal with the required operational adjustments, as revenues were affected by less volatile winter weather patterns and seek new business in an uncertain economy to replace revenue from a major project completed in 2002. The impact on revenues was not severe in terms of US funds, as they fell approximately US$1,338,000 (10%) compared to the year-earlier levels and CRR (Florida) managed a slight improvement in their gross margin percentage over 2002. Further enhancing long-term profitability of the Florida unit, management initiated a project in the latter half of the fiscal year to replace contracted haulers with its own equipment to reduce and take better control over the costs of disposing of and transporting materials from its processing sites. This cost savings, together with favourable year-on-year currency translation differences, had the desired effect in reducing direct selling costs.

As anticipated, net earnings were affected by the Company’s US operation’s return to a taxable position in 2003 following the favourable impact of income taxes recovered from the recognition of prior year losses in the 2002 fiscal year. The US operations continue to generate strong cash flow for the Company. In terms of future growth, the Company’s Florida-based unit took a major step in that direction in 2003 by regaining a significant contract under more favourable terms on Florida’s East Coast. This marked its return to that area’s market for the first time in approximately two years.

Florida derives revenue from tipping and processing fees under long-term municipal contracts and shorter-term private work, as well as the bulk sale of processing residues from some sites. More lucrative revenues from the recovering private sector, new long-term contracts, and increased storm activity in the US Southeast were prime factors that drove increases in 2004 revenues (up 20% to $21.6 million from $18 million), gross margin percentage (up 4.5%) and net after-tax income (up 97% to $1.6 million from $796,000) in terms of Canadian funds compared to fiscal 2003. The effect of currency translation overshadowed larger increases in terms of US funds as the Canadian dollar rose an average of nearly 9% during the year ended September 30, 2004 compared to the year ended September 30, 2003. In terms of US dollars, sales rose 32% and after-tax net income from continuing operations rose 116% from $546,000 for the fiscal 2003 year compared to $1,178,000 in 2004. Currency translation differences between the two fiscal years had the effect of reducing the revenue increase by almost C$2.2 million dollars, net earnings from continuing operations by approximately C$149,000, and overall net earnings including discontinued operations by about C$135,000. The Company estimates that for every $0.10 change in the Canadian dollar versus its US counterpart, revenue is affected by approximately C$1.6 million and net after-tax earnings by about C$103,000 or $0.01 per share ($0.01 fully diluted).

Input costs such as labour, fuel, equipment rent and amortization, and equipment maintenance all increased at rates in line with revenue increases. Transportation costs to remove processing residues from sites – the majority of US selling costs – fell in relation to the sales increase, as the Company continued to see benefits from ownership of transportation equipment it purchased during the latter part of fiscal 2003. Administrative costs for fiscal 2004 were proportionate to sales compared last year.

Better operational performance in 2004 translated into higher cash flows from operations after changes in working capital items from the Company’s US operations as cash flows increased by C$1,367,000 (US$1,060,000) to C$3.9 million (US$2.5 million) compared to C$2 .6 million (US$1.4 million) in the prior year. As previously indicated, higher year-end receivable, payable and deferred revenue balances from storm activity late in the year compared to those at September 30, 2003 aided this cash flow increase. Another component of this increase was a C$388,000 (US$378,000 based on differing exchange rates at the year-ends) change in future income tax balances at September 30, 2004 versus those at September 30, 2003, arising out of timing differences between book and tax amortization compared to similar changes in year-end balances last year. The majority of this change comes from timing differences between book and tax amortization from accelerated depreciation rates for tax purposes on newly-acquired equipment. Following property and equipment acquisitions and financing mentioned above, together with a C$483,000 (US$418,000) increase in advances from the Canadian operations, cash and cash equivalents stood at C$2.8 million (US$2.2 million), an increase of C$1.2 million or just over US$1 million compared to cash and cash equivalents of C$1.6 million (US$1.2 million) at September 30, 2003. The US operations’ working capital increased by C$987,000 to C$2,939,000 and it had a working capital ratio of 1.7:1 compared to C$1,952,000 and 1.7:1, respectively, at September 30, 2003. Debt to equity at the year-end, including amounts owed to the parent Company, was 1.26:1 compared to 1.14:1 at September 30, 2003 as debt levels rose slightly more than equity after the effect of a C$302,000 drop in the cumulative unrealized foreign exchange gain component of equity.

Canadian Operations

The Company derives all of its packaged products revenue and a portion (20 to 25%) of its bulk revenue from its Canadian operating units based in Abbotsford, British Columbia and Winnipeg, Manitoba. Packaged products are marketed to home improvement retailers, grocery chains, and independent nurseries and hardware stores throughout Western Canada. Bulk soil and soil amendment products are sold to landscaping contractors primarily in the Greater Vancouver area of British Columbia. Deviations in weather patterns tend to create volatility in these revenue sources. Over the past several years, the packaged product market in Canada has been increasingly affected by consolidations in the retail market, vendor consolidation programs by those retailers and competitor consolidations. The Company also derives a limited portion of its tipping revenue (less than 1%) from its scaled-down composting operations at the Abbotsford facility.

Packaged product revenue in 2002 declined 12% from 2001 during a year which again experienced poor weather conditions. Sales occurred late in the season and lower revenue from contracting out bagging capacity were offset by a modest increase from the expansion into the Eastern Canadian retail market. Sales of bulk products (also affected by early season weather patterns) showed a promising 9% improvement over 2001 sales after showing declines in both the first and second quarters from the previous year. Unutilized production capacity impacted gross margins, net earnings and cash flow from operations after working capital items compared to previous year results. The Company fully repaid its demand mortgage used to construct the Abbotsford processing facilities and successfully amended its discharge permit with the Ministry of Water, Land and Air Protection during the year.

With the amendment of the discharge permit for our Abbotsford, British Columbia location in 2002, the Company moved forward early in fiscal 2003 with the construction of a storm water diversion system. We are pleased to advise that we continue to be within the Ministry guidelines under our new permit and the diversion system is having the desired effect. Revenue, down approximately $395,000 (10%) from 2002 levels, was affected by varying weather patterns – from warm, mild fall/winter conditions, a wet spring, to the summer extreme heat and drought in Western Canada — as well as competitive pressures from vendor consolidation in the packaged soil markets. Early-year revenue gains were sustained as bulk and tipping revenue improved, while packaged products declined 12% from year-earlier levels. This, in turn, had negative effects on margins, selling costs, net earnings, cash flows and working capital in the Canadian units as we adjusted operations to core operating levels.

While severe weather patterns aided the US operations, they had the opposite effect on the Company’s Canadian operations. Revenue was down approximately $704,000 (20%) from 2003 levels. Weather patterns–from warm, mild fall/winter conditions, a wet spring, to the summer heat and drought in British Columbia similar to 2003, offset by a wet and cold growing season on the Canadian Prairies and Eastern Ontario–and competitive pressures from continued vendor consolidation in the retail soil market reduced packaged product sales. Early-year revenue gains were sustained as bulk and tipping revenue improved, while packaged products declined 29% from year-earlier levels. This, in turn, had negative effects on margins, selling costs, net earnings, cash flows and working capital in the Canadian units which continued to operate at core levels. We continue to be within the B.C. Ministry of Water, Land and Air Protection guidelines under our amended permit and the diversion system continues to provide the desired effect.

5.B. Liquidity and Capital Resources

Over a period of several years and until approximately three years ago, the Company was heavily dependent on the provision of working capital by key shareholders. By loan agreements, as amended, between the Company and two of its directors and officers, the Company had borrowed a total of $2,348,673 as at September 30, 2004 to meet the Company’s working capital requirements. In addition to these loans, on April 1,1999, the Company borrowed $300,000 from a shareholder and repaid $150,000 of the loan on October 22, 2002. The principal balances of these loans are repayable on demand and bear interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, Answer Garden, supported by a charge on its assets, including a mortgage over its Abbotsford, B.C. property. In addition, the Company has provided one of the directors with a guarantee and postponement of claim supported by a registered charge on the assets of the Company’s U.S. subsidiaries, and has agreed to repay the director an amount equal to 10% of the Company’s annual consolidated pre-tax profit on or before February 28 of the following year. The loans are subrogated to the Royal Bank of Canada debt. While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before September 30, 2005 and are restricted from doing so should such repayment violate certain financial covenants of the Company’s principal bankers.

The Company’s demand mortgage, the proceeds of which were used to finance the construction of the Abbotsford, B.C. plant, was repaid in full on April 6, 2002.

On May 7, 2002, the Company’s subsidiary, Answer Garden, established new lending facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”– September 30, 2004: 4%) plus 1.5% per annum, and a peak period revolving demand loan of $250,000 bearing interest at RBP plus 2% per annum. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors. The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. As at September 30, 2004, borrowings outstanding on the operating lines of credit were $430,000 and the Company was in compliance with all covenants.

During 2002, CRR (Florida) established credit facilities with a U.S. lender, and has since expanded these facilities to include the following:

Equipment leasing — US$2,756,000 encompassing five 5-year leases entered into during the period from May, 2002 to September, 2004 with fixed interest rates ranging from 5.25% to 6.6%, repayable in monthly installments of US$53,242 including interest, secured by the related equipment. During the first quarter of fiscal 2005, the Company disposed of one of the pieces of equipment and repaid the related US$268,000 lease obligation;

Mortgage — US$850,000, established on March 13, 2003 as construction financing for the its new processing/operations/administrative facilities, culminating in a mortgage established on October 11, 2003 with a fixed interest rate of 5.95% over a 3 year term, repayable in monthly installments of US$25,237 including interest, secured by a first charge on the property and the assets of CRR (Florida);

Line of Credit — US$300,000 established on February 19, 2004 with a floating interest rate at the 30-day London Interbank Offered Rate plus 350 basis points (“LIBOR”– February, 2005: 2.6895%). Interest was payable monthly and the principal was repayable in full on February 28, 2005. The Company fully utilized the line during fiscal 2004 to exercise its option to purchase its leased operating site and, in October, 2004, the Company repaid the line in full.

The credit facilities are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to worth and are guaranteed by the Company, Envirowaste International and CRR (Georgia). At September 30, 2004, the mortgage/construction facility was fully drawn (Cdn $1,072,148) and there were no borrowings under the line of credit. Principal outstanding at September 30, 2004 under the equipment leases totalled US$2,049,710 (Cdn$2,585,403). At September 30, 2004, CRR (Florida) was in compliance with or had obtained a waiver for all covenants.

Operating results over the past three years have provided the Company with strong cash flows from operations after changes in working capital , ranging from $2.2 million in 2003 to a high of $4.4 million in 2004, providing working capital, allowing the Company to pay down debt, and improving the Company’s balance sheet. The winter is traditionally a low point in the Company’s cash flow cycle, since wet weather tends to have a negative effect on both demand for consumer lawn and garden products and conditions for wood-waste recycling. Cash flow traditionally improves in the spring.

At September 30, 2004, the Company had $2.2 million in working capital, down from a high during the three-year period of 3.4 million in 2002 which resulted from internal funds utilized to construct CRR(Florida)’s new facilities and to purchase the leased operating site. In management’s opinion, its working capital is sufficient for its present requirements.

The Company’s debt to equity ratio has improved over the three-year period – from a ratio of 2.75:1 (September 30, 2001), 1.55:1 (September 30, 2002), 1.51:1 at September 30, 2003 to 1.79:1 at September 30, 2004. This should allow the Company greater access to capital markets.

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

During fiscal 2004, the Company completed negotiations with one of its directors to consolidate and secure his loans. The Company agreed to provide him with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries, and in conjunction with this agreement, issued 100,000 Common shares as a bonus for his continued financial support. In addition, the Company increased its share capital by $58,431 through the exercise of 152,900 outstanding options held by directors and employees.

Subsequent to September 30, 2004, CRR(Florida) has entered into agreements to purchase transport equipment worth approximately C$ 688,000 (US$ 573,000), which it expects to finance with a combination of internal and external sources at prevailing market rates. The Company has also increased share capital by $31,725 through the exercise of 117,500 employee stock options.

5.C. Research and Development, Patents and Licenses, Etc.

          Not applicable.

5.D. Trend Information

In the opinion of management, the recent strength in the Canadian dollar versus its U.S. counterpart will continue to have a detrimental effect on comparative consolidated revenue and, to a lesser extent, net earnings in the first two quarters of 2005, and is expected to level off during the latter half of fiscal 2005 as comparative exchange rates become similar to those of the prior periods.

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

5.E. Off-Balance Sheet Arrangements

          Not applicable.

5.F. Tabular Disclosure of Contractual Obligations

	Payments due by period
		less than 1			more than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Long-Term Debt Obligations	$3,838,498	$1,553,047	$2,050,591	$234,860	$0
Capital (Finance) Lease Obligations	$2,661,126	$699,392	$1,691,767	$269,967	$0
Loans Payable	$2,498,673	$173,939	$0	$0	$2,324,734
Operating Lease Obligations	$2,029,864	$1,313,232	$716,632	$0	$0
Purchase Obligations	$688,000	$96,320	$275,200	$275,200	$41,280

Total	$11,716,161	$3,835,930	$4,734,190	$780,027	$2,366,014

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Name & Position with Company	Age	Term of Office

Douglas R. Halward(1)(3) Director & President	49	Director - May 15, 1986 to date President - August 3, 1989 to date

Name & Position with Company	Age	Term of Office

James E.H. Darby(3) Director, Secretary, Chairman & Chief Executive Officer	57	Director - July 12, 1991 to date Secretary - January 24, 1992 to date Chairman & Chief Executive Officer - July 11, 2001 to date

Richard J.M. Chase(1)(2)(3) Director	66	Director - August 3, 1989 to date

Derrick M.J. Rolfe(1)(2) Director	51	Director - September 24, 1996 to date

NOTES:

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Environmental Committee.

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

JAMES E.H. DARBY is the Chairman, Chief Executive Officer, Secretary and a director of the Company and is employed by the Company on a full-time basis pursuant to a formal employment agreement. See “Compensation — Employment Termination/Employment Contracts”. Mr. Darby is also the Chief Executive Officer of CRR (Florida). A director of the Company since July 12, 1991, Mr. Darby was formerly the President and Chief Executive Officer of First Memorial Funeral Services Group, an officer of Service Corporation International (Canada), and a director of The Cremation Association of North America.

RICHARD J.M. CHASE has been a director of the Company since August 3, 1989 and was a vice-president of Answer Garden, active in its affairs, for several years in the 1990s. Mr. Chase is a self-employed businessman with broad industrial, commercial and technical experience in several diverse business sectors. Mr. Chase has a Bachelor of Science (Civil Engineering) degree from the University of Manitoba and an MBA degree from the University of Western Ontario.

DERRICK M.J. ROLFE is a director of the Company. Mr. Rolfe has been Managing Director of Environmental R&D Capital Corporation since March 1994, and was nominated by it for appointment to the Board of Directors of the Company on September 24, 1996. Mr. Rolfe has an MBA degree from Dalhousie University and a Bachelor of Engineering degree from Royal Military College.

All of the directors were re-elected at the Annual General Meeting held on March 29, 2005. All the directors serve until the next Annual General Meeting of Shareholders, which is required to be held on or before March 31, 2006, or until their successors are appointed. Officers are appointed by the board of directors and serve at the pleasure of the board.

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

6.B. Compensation

The following table sets forth all compensation paid in respect of the individuals who were, at September 30, 2004, the Chief Executive Officer of the Company, the acting Chief Financial Officer of the Company and the two other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial year ended September 30, 2004 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
						Shares or
					Securities	Units
				Other Annual	Under	Subject to	Long Term	All Other
Name and				Compen-	Options	Resale	Incentive	Compen-
Principal		Salary	Bonus	sation	Granted	Restrictions	Plan Payouts	sation
Position	Year	($)	($)	($)	(#)	($)	($)	($)

James E.H. Darby	2004	181,514	144,713	Nil	Nil	52,000(1)	Nil	Nil
Chief Executive Officer of the	2003	274,138	Nil	Nil	Nil	Nil	Nil	Nil
Company	2002	188,766	122,981	Nil	190,000	Nil	Nil	Nil

Wade McIvor Acting	2004	47,040	12,000	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer	2003	47,820	8,000	Nil	Nil	Nil	Nil	Nil
of the Company	2002	48,000	12,000	Nil	10,000	Nil	Nil	Nil

Douglas R. Halward	2004	126,708	144,713	Nil	Nil	Nil	Nil	Nil
President of the	2003	127,559	Nil	Nil	Nil	Nil	Nil	Nil
Company	2002	120,000	122,981	Nil	190,000	Nil	Nil	Nil

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Shares or
					Securities	Units
				Other Annual	Under	Subject to	Long Term	All Other
Name and				Compen-	Options	Resale	Incentive	Compen-
Principal		Salary	Bonus	sation	Granted	Restrictions	Plan Payouts	sation
Position	Year	($)	($)	($)	(#)	($)	($)	($)

Steven Lubbers	2004	158,100	59,496	Nil	60,000	Nil	Nil	Nil
Vice-President, Operations of Consolidated
Resource Recovery, Inc.(Florida)	2003	171,133	17,070	Nil	Nil	Nil	Nil	Nil
	2002	172,092	42,787	Nil	30,000	Nil	Nil	Nil

NOTE:

(1)	100,000 bonus shares were issued to Mr. Darby on February 10, 2004 in consideration for continued financing support. The closing market price of the Company’s Common shares on the date of issue was $0.52 per share. The shares issued to Mr. Darby were subject to a four-month hold period that expired on June 11, 2004.

Stock Options

The following table sets forth stock options granted during the financial year ended September 30, 2004 to the Named Executive Officers:

Option Grants During the Most Recently Completed Financial Year

Market Value
			Percent of		of Securities
	Securities		Total Options		Underlying
	Under		Granted to		Options on
	Options		Employees in	Exercise or	the Date of
	Granted		Financial	Base Price	Grant		Expiration
Name	(#)		Year	($/Security)	($/Security)		Date

Steven Lubbers	60,000	(1)	100%	$0.44	$0.54	(2)	July 7, 2009

NOTES:

(1)	This option vested as to 20,000 shares on December 31, 2004 and will vest as to 20,000 shares on each of December 31, 2005 and December 31, 2006, provided, in each case, that Mr. Lubbers is employed by the Company’s indirect subsidiary, Consolidated Resource Recovery, Inc. on the applicable vesting date.

(2)	Closing price of the Company’s shares on June 23, 2004, the last day on which the Company’s shares traded prior to the date of grant of the option.

The following table sets forth details of each exercise of stock options during the financial year ended September 30, 2004 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

Value of
Unexercised
			Unexercised	in-the-Money
			Options at FY-	Options at FY-
	Securities		End	End(1)
	Acquired on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

James E.H. Darby	100,000	$15,000(2)	190,000(3) (Exercisable)	Nil

Wade McIvor	Nil	N/A	15,000(4) (Exercisable)	$1,650

Douglas R. Halward	Nil	N/A	190,000(5) (Exercisable)	Nil

Steven Lubbers	Nil	N/A	195,000(6) (135,000 –	$34,650 (Exercisable) &
			Exercisable & 60,000 - Unexercisable)	$9,600 (Unexercisable)

NOTES:

(1)	Based on the closing price of $0.60 per share for the shares of the Company on September 30, 2004.

(2)	The aggregate dollar value of the difference between the stock option exercise price and the market price of the Company’s shares on the date the stock option was exercised.

(3)	Stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(4)	Stock option to purchase 5,000 shares at $0.27 per share granted on February 16, 2000 for a term of five years (which option expired unexercised on February 15, 2005) and stock option to purchase 10,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(5)	Stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(6)	Stock option to purchase 105,000 shares at $0.27 per share granted on February 16, 2000 for a term of five years, stock option to purchase 30,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years and stock option to purchase 60,000 shares at $0.44 per share granted on July 8, 2004 for a term of five years. The stock option to purchase 60,000 shares vested as to 20,000 shares on December 31, 2004 and will vest as to 20,000 shares on each of December 31, 2005 and December 31, 2006, provided that Mr. Lubbers is employed by Consolidated Resource Recovery, Inc. (Florida) on the applicable vesting date.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had in place a three-year employment agreement made effective January 1, 2002 with James E.H. Darby, the Secretary, Chairman and Chief Executive Officer of the Company, for his full-time services. That agreement has been replaced with a new three-year agreement effective January 1, 2005 on substantially the same terms. The agreement with Mr. Darby provides for an annual bonus payable on the basis of quantitative and qualitative performance measurement standards, and, in the event of dismissal without cause or constructive dismissal, for the payment by the Company of a severance allowance in an amount equal to his then-current annual salary through to the second anniversary of the date of termination, either by way of a lump sum or by continuation of the regularly scheduled salary payments.

The Company also had in place a three-year employment agreement made effective January 1, 2002 with Douglas R. Halward, the President of the Company, for his full-time services. That agreement has also been replaced with a new three-year agreement effective January 1, 2005 on substantially the same terms. The agreement with Mr. Halward provides for the payment of a bonus and of a severance allowance, each calculated on the same basis as described above for Mr. Darby.

The Company’s wholly-owned subsidiary, Consolidated Resource Recovery, Inc. (Florida) (“CRR”), has in place an employment agreement made effective January 1, 2003 with Steven Lubbers for a term of 36 months terminating December 31, 2005. This contract provides for a bonus payable from a bonus pool established on the basis of net profit realized by CRR, and for a severance allowance in an amount equal to Mr. Lubbers’ then-current annual salary and average annual bonus, payable in the event Mr. Lubbers is dismissed without cause or on a change of control.

Each of these agreements also includes confidentiality and non-competition provisions.

Compensation of Directors

The Company has historically had no arrangements for cash or non-cash compensation to directors of the Company, other than the Named Executive Officers (the “Other Directors”), except stock options. During the financial year ended September 30, 2004, no compensation was paid, and no stock options were granted, to the Other Directors. However, on December 19, 2003, Derrick M.J. Rolfe exercised a stock option previously granted to him entitling him to purchase a total of 15,000 Common shares in the capital stock of the Company at a price of $0.39 per share. The net aggregate value on the date of exercise was $2,250. Effective January 1, 2005, the Company has begun paying the Other Directors a quarterly retainer of $1,000.

6.C. Board Practices

6.C.1. Terms of Office

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the board of directors. The Company held its 2005 Annual General Meeting on March 29, 2005. Refer to Item 6.A.

6.C.2. Directors’ Service Contracts

See “Compensation – Employment Termination/Employment Contracts”.

6.C.3. Board of Director Committees

The Company’s Board of Directors has three committees: an Audit Committee, a Compensation Committee and an Environmental Committee. The members of each of the committees are appointed or replaced annually at a directors’ meeting held immediately following the annual general meeting of shareholders of the Company.

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

6.D. Employees

As of February 28, 2005, the Company had 107 employees, including three senior management. 20 of the employees and two members of senior management operate out of Canada and 84 employees and one member of senior management operate out of the United States. The following table lists the average number of employees during each of the fiscal years ended September 30, 2004, 2003 and 2002:

	No. of Employees for the Years Ended September 30
	2004	2003	2002

Canada	24	22	33

United States	72	72	65

6.E. Share Ownership

The following table lists, as of March 28, 2005, directors and senior management who beneficially own the Company’s voting securities, consisting solely of Common shares, and the percentage of the Company’s voting securities owned by the directors and senior management as a group.

Name	No. of Shares	Percentage of Class(1)

Douglas R. Halward	703,825	6.79%
James E.H. Darby	1,127,434	10.88%
Richard J.M. Chase	122,683	1.18%
Derrick M.J. Rolfe	15,000	0.14%
Steven Lubbers	112,500	1.09%

Total	2,081,442	20.08%

NOTE:

(1)	Based on 10,364,699 shares outstanding as of March 28, 2005.

Stock Options

As at March 30, 2005, the following director and employee stock options to purchase a total of 636,500 shares of the Company’s Common stock are outstanding:

Name/Title	No. of Shares	Exercise Price	Expiry Date

James E.H. Darby (Director)	190,000	$0.60	March 14, 2007
Douglas R. Halward (Director)	190,000	$0.60	March 14, 2007
Derrick M.J. Rolfe (Director)	22,500	$0.60	March 14, 2007
Steve Trotter (Employee)	60,000	$0.60	March 14, 2007
Vic Lesser (Employee)	10,000	$0.60	March 14, 2007
Wade McIvor (Employee)	10,000	$0.60	March 14, 2007
Steve Lubbers (Employee)	30,000	$0.60	March 14, 2007
Lael Todesco (Employee)	50,000	$0.60	March 14, 2007
Glen Routley (Employee)	2,000	$0.60	March 14, 2007
Martin Moser (Employee)	2,000	$0.60	March 14, 2007
Bill Rice (Employee)	2,000	$0.60	March 14, 2007
Randy Mayer (Employee)	2,000	$0.60	March 14, 2007
Robert Cripps (Employee)	2,000	$0.60	March 14, 2007
Randy Miller (Employee)	2,000	$0.60	March 14, 2007

Name/Title	No. of Shares	Exercise Price	Expiry Date

Hazel Rogers (Employee)	2,000	$0.60	March 14, 2007
Steve Lubbers (Employee)(1)	60,000	$0.44	July 7, 2009

NOTE:

(1)	This option vested as to 20,000 shares on December 31, 2004 and will vest and may be exercised as to 20,000 shares on each of December 31, 2005 and December 31, 2006, provided, in each case, that Mr. Lubbers is employed by the Company’s indirect subsidiary, Consolidated Resource Recovery, Inc. on the applicable vesting date.

As at the date hereof, officers and directors, as a group, own options entitling them to purchase a total of 402,500 shares of the Company.

On January 20, 2003, the Company adopted a share option plan (the “Plan”) for the benefit of directors, officers, employees and consultants of the Company and of its subsidiaries in order to conform to the applicable rules and policies of the TSX-V, which plan was subsequently accepted by the TSX-V on February 24, 2003 and approved by the shareholders of the Company on March 4, 2003. The Company currently has outstanding options to purchase 636,500 Common shares which remain in effect and are exercisable in accordance with their terms. Any new options granted will be granted pursuant to the terms of the Plan. The principal features of the Plan are as follows:

(a)	The maximum number of Common shares issuable pursuant to the Plan (including all options that were outstanding when the Plan was adopted) shall not exceed 1,995,260 Common shares, being 20% of the Company’s issued and outstanding Common shares as at the date of approval of the Plan by the shareholders of the Company.

(b)	The maximum number of shares under option to the benefit of one person under the Plan may not exceed 5%, on an annual basis, of the total of the issued and outstanding shares of the Company (on a non-diluted basis) at the time of grant (in the case of a consultant, as defined by the TSX-V’s policies, the annual maximum is 2%).

In the case where the holder of an option is engaged in investor relations activities (as defined by the TSX-V’s policies) for the Company or one of its subsidiaries, the total number of shares under option may not exceed 2% of the total of the issued and outstanding shares of the Company (on a non-diluted basis) at the time of grant.

(c)	The options granted will have a maximum term of 10 years from the date of grant.

(d)	The option is non-assignable and non-transferable.

(e)	If an optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed by the Company or ceases to act as a director or officer, as the case may be, or within 30 days if the optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities.

(f)	In the event of the death of an optionee, the optionee’s heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee’s death or the termination date of the option, whichever is earlier.

(g)	Any Common shares subject to an option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

At February 14, 2005, the following persons owned beneficially more than 5% of the Company’s outstanding Common stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class

Common	RBC Equity Investments Inc.	1,666,666	16.26%

Common	James E.H. Darby	1,127,434	11.00%

Common	Douglas R. Halward	703,825	6.87%

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

At February 14, 2005, according to the records maintained by the Company’s registrar and transfer agent, there were 150 shareholders of the Company of record having addresses in the United States holding a total of 1,832,758 shares, representing approximately 17.9% of the outstanding Common shares. The Company is not aware of any trading market for its securities in the United States.

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

7.B. Related Party Transactions

Loan Consolidation & Issuance of Bonus Shares – James E.H. Darby

James E.H. Darby, a director, officer and shareholder of the Company, had outstanding shareholder loans due to him from the Company totalling $2,348,673 as at September 30, 2004, such amounts having been advanced between January, 1999 and March, 2004. As a condition of a credit facility with the Royal Bank of Canada (“RBC”) entered into by the Company, RBC required Mr. Darby to provide a postponement of claim in favour of RBC in respect of all of his shareholder loans.

As a condition of providing the postponement, Mr. Darby required the Company to consolidate his loans under a single secured loan agreement. Consequently, the Company and Mr. Darby have entered into a Loan Consolidation Agreement made effective October 1, 2003 (the “Loan Consolidation Agreement”). Under the Loan Consolidation Agreement, Mr. Darby’s shareholder loans bear interest at the RBC’s prime rate plus 3 1/2 percent. The Company has agreed to make principal payments in the amount of 10 percent of the Company’s annual pre-tax profits by February 28th of each year. The principal sum repayable by February 28, 2005 in respect of fiscal 2004 is $173,939, of which $80,000 was paid on December 1, 2004 and the balance of $93,939 was paid on February 28, 2005. The entire principal amount of Mr. Darby’s shareholder loans is repayable on demand, provided that Mr. Darby is prohibited from demanding or accepting repayment of his loans at any time at which the Company is, or will be, as an immediate result of, such repayment, in breach of its credit facility covenants to its principal banker.

In addition, in consideration of Mr. Darby’s continuing support of the Company through his shareholder loans, the Company issued to Mr. Darby on February 10, 2004, as a bonus, 100,000 Common shares in the capital of the Company at a deemed price of $0.75 per share.

During the fiscal year ended September 30, 2004, no director or officer or any associate of any director or officer was indebted to the Company, and there were no transactions, except in respect of loans to the Company, between the Company and any related party.

7.C. Interests of Experts and Counsel

          Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements for the years ended September 30, 2004, 2003 and 2002 as presented comply with Canadian generally accepted accounting principles and are presented in Canadian Dollars (CDN$). The modifications necessary in order for these financial statements to conform to U.S. generally accepted accounting principles are set forth in Section 20 of the Notes to the financial statements.

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

ITEM 9. THE OFFER AND LISTING

9.A.1. Not applicable

9.A.2. Not applicable

9.A.3. Not applicable

9.A.4. Common Share Trading Information

The Company’s Common shares currently trade on the TSX-V under the symbol “CWD”. The TSX-V is the successor to the Canadian Venture Exchange, the former trading market for the Company’s Common shares. The following table sets forth the low and high sales prices for the Company’s Common shares on the TSX-V and the Canadian Venture Exchange for the last six months, the last nine fiscal quarters and the last five fiscal years.

Period Ended	Low	High

Monthly
February 28/05	$0.55	$0.69
January 31/05	$0.55	$0.69
December 31/04	$0.50	$0.71
November 30/04	$0.51	$0.58
October 31/04	$0.51	$0.57
September 30/04	$0.51	$0.60

Quarterly
December 31/04	$0.50	$0.71
September 30/04	$0.50	$0.74
June 30/04	$0.54	$0.60
March 31/04	$0.52	$0.56

Period Ended	Low	High

December 31/03	$0.53	$0.69
September 30/03	$0.54	$0.60
June 30/03	$0.50	$0.66
March 31/03	$0.60	$0.80
December 31/02	$0.55	$0.66

Yearly
September 30/04	$0.50	$0.74
September 30/03	$0.50	$0.80
September 30/02	$0.35	$1.10
September 30/01	$0.08	$0.40
September 30/00	$0.15	$0.45

9.A.5. Not applicable

9.A.6. Not applicable

9.A.7. Not applicable

9.B. Plan of Distribution

          Not applicable

9.C. Markets

The Common shares of the Company trade on the TSX-V in Canada. Refer to Item 9.A.4.

9.D. Selling Shareholders

          Not applicable

9.E. Dilution

          Not applicable

9.F. Expenses of the Issue

          Not applicable

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

          Not applicable.

10.B. Memorandum and Articles of Association

Incorporation

The Company was incorporated under the Company Act (British Columbia) by registration of its memorandum in British Columbia, Canada, under Certificate of Incorporation #268409 on September 1, 1983. The Company transitioned under the Business Corporations Act (British Columbia) effective March 21, 2005. Effective March 29, 2005, the Company adopted new Articles. The Company does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever that are not specifically precluded by other statutory provisions of the Province of British Columbia.

Powers and Functions of the Directors

The powers and functions of the directors are set forth in the Company’s Articles, the current version of which were adopted and filed effective March 29, 2005, and in the Business Corporations Act (British Columbia). They provide that:

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

Alteration of Share Rights

The rights of holders of issued shares of the Company may be altered only with the approval of the holders of 75% or more of the shares of the Company voted at a meeting of the shareholders of the Company called and held in accordance with applicable law.

Annual General Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. Pursuant to the Business Corporations Act (British Columbia), the Company is required to hold an annual meeting in each year, not more than 15 months after the date of the most recent annual meeting. The directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the issued shares of the Company may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

The Company’s Articles and charter documents do not contain limitations prohibiting non-residents, foreigners or any other group from holding or voting shares.

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

10.C. Material Contracts

Other than contracts entered into in the ordinary course of business and those disclosed elsewhere in this Annual Report, the Company has not entered into any material contracts within the past two years except as follows:

(a)	Loan Consolidation Agreement made effective October 1, 2003 between the Company and James E.H. Darby;

(b)	Demand Promissory Note dated October 1, 2003 made by the Company in favour of James E.H. Darby;

(c)	Employment Agreement dated January 1, 2004 between CRR (Florida) and Steven Lubbers;

(d)	Acknowledgement and Confirmation Agreement dated February 10, 2004 between the Company and addressed to James E.H. Darby;

(e)	Guarantee and Postponement of Claim dated February 10, 2004 given by Answer Garden to James E.H. Darby;

(f)	Acknowledgement and Confirmation Agreement dated February 10, 2004 executed by Answer Garden and addressed to James E.H. Darby;

(g)	Mortgage dated February 10, 2004 given by Answer Garden to James Edward Hargraves Darby;

(h)	Acknowledgement of Standard Mortgage Terms dated February 10, 2004 executed by Answer Garden;

(i)	Guaranty and Subordination Agreement dated February 10, 2004 between Envirowaste International and James E.H. Darby;

(j)	Security Agreement dated February 10, 2004 between Envirowaste International and James E.H. Darby;

(k)	Guaranty and Subordination Agreement dated February 10, 2004 between CRR (Florida) and James E.H. Darby;

(l)	Mortgage, Security Agreement and Assignment of Rents (to Secure Guaranty) dated February 10, 2004 given by CRR (Florida) to James E. H. Darby;

(m)	Security Agreement dated February 10, 2004 between CRR (Florida) and James E.H. Darby;

(n)	Guaranty and Subordination Agreement dated February 10, 2004 between CRR (Georgia) and James E.H. Darby;

(o)	Security Agreement dated February 10, 2004 between CRR (Georgia) and James E.H. Darby;

(p)	Full Discharge dated March 2, 2004 of Answer Garden Mortgage No. BN242087 executed by James E.H. Darby; and

(q)	Notice of Option Commitment dated July 8, 2004 between the Company and Steven Lubbers.

(r)	Employment Agreement made effective January 1, 2005 between the Company and James E.H. Darby.

(s)	Employment Agreement made effective January 1, 2005 between the Company and Douglas R. Halward.

(t)	Employment Agreement made effective January 1, 2005 between CRR (Florida) and James E.H. Darby.

10.D. Exchange Controls

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or British Columbia restricting remittance of dividends or other payments to non-resident holders of the Company’s Common shares, other than any applicable withholding taxes.

There are no limitations under the laws of Canada or British Columbia or in the memorandum and articles of the Company on the rights of non-Canadians to hold or vote the shares of the Company. Under the provisions of the Investment Canada Act, review and approval of the transaction by the Investment Canada Agency are required where an American directly acquires control of a Canadian business with assets having a value at least equal to $250,000,000. The indirect acquisition of control of a Canadian business by an American is not reviewable.

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

10.E. Taxation

THE FOLLOWING SUMMARY DISCUSSES ONLY THE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO A HOLDER OF ONE OR MORE COMMON SHARES OF THE COMPANY WHO FOR THE PURPOSES OF THE INCOME TAX ACT (CANADA) (THE “ACT”) IS A NON-RESIDENT OF CANADA WHO HOLDS HIS COMMON SHARES AS CAPITAL PROPERTY (A “HOLDER”). THE SUMMARY DEALS WITH THE PROVISIONS OF THE ACT IN FORCE ON MARCH 17, 2005 AND ALL SPECIFIC PROPOSALS TO AMEND THE ACT PUBLICLY ANNOUNCED BY THE MINISTER OF FINANCE (CANADA) PRIOR TO MARCH 17, 2005. IT DOES NOT DISCUSS ALL THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR CIRCUMSTANCES OR TO HOLDERS SUBJECT TO SPECIAL RULES. IT IS THEREFORE NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE CANADIAN INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. HOLDERS AND PROSPECTIVE HOLDERS SHOULD THEREFORE CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

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

Disposition of Common Shares

A Holder who disposes of a Common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the Common share constituted “taxable Canadian property” as defined by the Act. Generally, a Common share of a Canadian resident corporation listed on a prescribed stock exchange including the TSX-V will not constitute taxable Canadian property of a Holder unless he held the Common share as capital property used by him in carrying on a business (other than an insurance business) in Canada, or unless he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.

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

16.C. Principal Accountant Fees and Services

		Audit-Related
Fiscal Period	Audit Fees	Fees	Tax Fees	All Other Fees(1)	Total Fees

2004	$130,718	$5,500	$31,985	Nil	$168,203

2003	$135,863	$5,300	$31,854	Nil	$173,017

NOTE:

(1)	Relates primarily to ongoing services provided to audit committee and, to a lesser extent, the non-audit review of stand-alone financial statements prepared by the Company in respect of its Canadian operations only.

All non-audit services performed for the Company by its principal accountant were approved by the Company’s audit committee.

16.D. Exemptions from the Listing Standards for Audit Committees

None.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements for the years ended September 30, 2002, 2003 and 2004 as presented comply with Canadian generally accepted accounting principles and are presented in Canadian dollars. The modifications necessary in order for these financial statements to conform to U.S. generally accepted accounting principles are set forth in Section 20 of the Notes to the consolidated financial statements.

The consolidated financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Ellis Foster, Chartered Accountants, are included herein immediately preceding the consolidated financial statements.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS

Year ended September 30, 2004 comparative to September 30, 2003 and 2002
Report of Independent Accountants
Consolidated Balance Sheets
Consolidated Statements of Income and Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Schedules of Consolidated Cost of Sales
Schedules of Consolidated Direct Selling Expenses
Schedules of Consolidated General and Administrative Expenses

CONSOLIDATED ENVIROWASTE
INDUSTRIES INC.

Consolidated Financial Statements
(Expressed in Canadian Dollars)

September 30, 2004, 2003 and 2002

Index

Report of Independent Registered Public Accounting Firm

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
Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

We have audited the consolidated balance sheets of Consolidated Envirowaste Industries Inc. (“the Company”) as at September 30, 2004, 2003 and 2002 and the consolidated statements of income and deficit and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

Differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders’ equity at September 30, 2004, 2003 and 2002 and the determination of net income for each of the years in the three-year period ended September 30, 2004 are summarized in note (20).

Vancouver, Canada	"MOORE STEPHENS ELLIS FOSTER LTD."
November 12, 2004	Chartered Accountants

MSEF A partnership of incorporated professionals
      An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
      - members in principal cities throughout the world

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

	2004	2003	2002

ASSETS
Current
Cash and cash equivalents	$2,843,341	$1,581,376	$2,559,153
Term deposits, restricted (note 2)	—	—	805,840
Accounts receivable	4,027,593	2,814,694	2,349,973
Inventories (note 3)	759,242	952,936	1,084,342
Refundable income taxes	70,863	64,340	75,586
Future income tax asset (note 17)	219,222	215,255	349,758
Prepaid expenses and deposits	283,207	333,716	281,538

Total current assets	8,203,468	5,962,317	7,506,190
Property, plant and equipment (note 4)	9,509,709	8,316,414	5,949,589
Assets under capital leases (note 5)	2,896,260	2,338,974	2,200,503
Future income tax asset (note 17)	—	217,424	252,227
Other assets (note 6)	33,191	36,365	56,797

Total assets	$20,642,628	$16,871,494	$15,965,306

LIABILITIES
Current
Demand loans, secured (note 7)	$430,000	$260,000	$—
Accounts payable and accrued liabilities	2,336,451	1,867,039	2,531,284
Deferred revenue	780,421	217,849	124,946
Principal of long-term debt due within one year	1,553,047	1,078,684	1,078,108
Principal of capital lease obligation due within one year	699,392	500,370	415,048
Principal portion of loans due within one year	173,939	—	—

Total current liabilities	5,973,250	3,923,942	4,149,386
Long-term debt (note 8)	2,285,451	2,093,100	1,404,372
Obligations under capital leases (note 9)	1,961,734	1,566,740	1,762,919
Loans payable (note 10)	2,324,734	2,375,870	2,386,312
Future income taxes payable (note 17)	697,905	176,874	—

Total liabilities	13,243,074	10,136,526	9,702,989

SHAREHOLDERS’ EQUITY
Share capital (note 11)	15,456,513	15,323,082	15,316,422
Contributed surplus	4,675	—	—
Unrealized foreign exchange gain	226,626	528,838	404,578
Deficit	(8,288,260)	(9,116,952)	(9,458,683)

Total shareholders’ equity	7,399,554	6,734,968	6,262,317

Commitments (note 14)
Contingent liabilities (note 15)

Total liabilities and shareholders’ equity	$20,642,628	$16,871,494	$15,965,306

The accompanying notes form an integral part of these financial statements.

Approved by the Directors:	“James E.H. Darby”	“Douglas R. Halward”

	James E.H. Darby	Douglas R. Halward

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Income and Deficit

(Expressed in Canadian Dollars)
Years Ended September 30, 2004, 2003 and 2002

	2004	2003	2002

Revenue
Bulk	$1,657,344	$1,723,745	$1,742,344
Packaged products	2,004,593	2,830,505	3,229,347
Tipping and processing fees	20,874,789	17,034,714	20,454,375

	24,536,726	21,588,964	25,426,066

Cost of sales (schedule)	13,519,126	12,760,595	15,295,751

Gross margin	11,017,600	8,828,369	10,130,315

Direct selling expenses (schedule)	(4,152,680)	(3,717,091)	(4,240,452)

General and administrative expenses (schedule)	(5,156,233)	(4,379,857)	(4,605,608)

Operating income	1,708,687	731,421	1,284,255

Other income
Interest and sundry	46,974	148,239	82,652
Gain on disposal of property, plant and equipment	274,465	71,770	429,930

Income before income taxes	2,030,126	951,430	1,796,837

Income tax provision (recovery) (note 17)	1,020,096	420,532	(516,827)

Net income from continuing operations	1,010,030	530,898	2,313,664

Discontinued operations (note 16)
Loss before income taxes	(290,742)	(303,153)	(258,535)
Income tax recovery	109,404	113,986	93,228

Net loss from discontinued operations	(181,338)	(189,167)	(165,307)

Net income for the year	828,692	341,731	2,148,357

Deficit, beginning of year	(9,116,952)	(9,458,683)	(11,607,040)

Deficit, end of year	$(8,288,260)	$(9,116,952)	$(9,458,683)

Earnings per share for the year
Basic — continuing operations	$0.10	$0.05	$0.24
Basic — discontinued operations	(0.02)	(0.02)	(0.02)

Basic — total	$0.08	$0.03	$0.22

Diluted — continuing operations	$0.10	$0.05	$0.23
Diluted — discontinued operations	(0.02)	(0.02)	(0.02)

Diluted — total	$0.08	$0.03	$0.21

Weighted average number of common shares outstanding for the year
Basic	10,176,801	9,987,789	9,945,245

Diluted	10,213,676	10,114,529	10,085,085

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)
Years Ended September 30, 2004, 2003 and 2002

	2004	2003	2002

Cash flows from (used in) operating activities
Net earnings for the year	$828,692	$341,731	$2,148,357
Items not involving cash:
Amortization	2,546,817	2,289,665	2,554,179
Gain on disposal of property, plant and equipment	(408,115)	(71,770)	(429,930)
Stock-based compensation	4,675	—	—
Unrealized foreign exchange gain (loss)	(302,212)	124,260	50,372
Issuance of shares for non-cash consideration	75,000	—	—
Future income taxes	734,488	346,180	(610,055)

	3,479,345	3,030,066	3,712,923
Change in non-cash working capital:
Decrease (increase) in accounts receivable	(1,212,899)	(464,721)	878,598
Decrease in inventories	193,694	131,406	10,458
Decrease (increase) in refundable income taxes	(6,523)	11,246	(75,586)
Decrease (increase) in prepaid expenses and deposits	50,509	(52,178)	43,081
Increase (decrease) in accounts payable and accrued liabilities	469,412	(664,245)	(148,494)
Increase (decrease) in deferred revenue	562,572	92,903	(305,190)
Increase (decrease) in current portion of long-term debt	474,363	576	(901,541)
Increase in current portion of capital lease obligations	199,022	85,322	382,550
Increase in current portion of loans payable	173,939	—	—

	4,383,434	2,170,375	3,596,799

Cash flows from (used in) financing activities
Increase (decrease) in long-term debt, net	192,351	688,728	(1,959,097)
Increase (decrease) in obligations under capital leases, net	394,994	(196,179)	1,702,183
Increase (decrease) in loans payable	(51,136)	(10,442)	93,890
Issuance of share capital	58,431	6,660	24,375

	594,640	488,767	(138,649)

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(3,087,734)	(4,185,238)	(1,033,043)
Proceeds from the sale of property, plant and equipment	425,320	158,274	827,618
Acquisition of assets under capital leases	(1,223,695)	(675,795)	(2,325,429)
Acquisition of other assets, net	—	—	(1,209)

	(3,886,109)	(4,702,759)	(2,532,063)

Increase (decrease) in cash and cash equivalents	1,091,965	(2,043,617)	926,087

Cash and cash equivalents,
beginning of year	1,321,376	3,364,993	2,438,906

Cash and cash equivalents, end of year	$2,413,341	$1,321,376	$3,364,993

Represented as:
Cash and cash equivalents	$2,843,341	$1,581,376	$2,559,153
Term deposit, restricted	—	—	805,840
Demand loans, secured	(430,000)	(260,000)	—

	$2,413,341	$1,321,376	$3,364,993

Supplementary information:
Interest paid in cash	$576,488	$502,923	$758,113

Income taxes paid in cash	$315,338	$130,105	$74,877

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

1.	Significant Accounting Policies

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S. subsidiaries, Consolidated Resource Recovery, Inc. (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. (“Greencycle”), a Georgia corporation (see note 16).

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

(d)	Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at September 30, 2004, cash equivalents consist of $Nil (2003 — $Nil; 2002 — $1,251,042).

(e)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and market value.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

1.	Significant Accounting Policies (continued)

(f)	Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	4%, 5%, 14%, 20% & 33%
Land improvements	6.7% & 8%
Equipment	10%, 20%, 33% & 50%
Office equipment	20% & 33%
Leasehold improvements	20% & 33%
Computer equipment	30% & 33%
Packaging plates and artwork	20%
Automotive equipment	20% & 30%

(g)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as property, plant and equipment.

(h)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis
over periods of 10 and 15 years

Technology license	Recorded at cost; amortized on a straight-line basis
over 20 years

(i)	Goodwill and Other Intangible Assets

The Company follows the recommendations of the CICA Handbook, Section 3062, “Goodwill and Other Intangible Assets”, under which a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized, but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

1.	Significant Accounting Policies (continued)

(j)	Impairment of Long-term Assets

The Company re-evaluates the recoverability of long-term assets, including property, plant and equipment and intangible assets based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company’s policy is to write down assets to their fair value in the period when it is determined that the carrying amount of the asset is not likely to be recovered.

(k)	Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method for all direct awards of stocks in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook, section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. The fair value of the options granted are estimated at the date of grant using the Black-Scholes valuation model. Stock-based compensation is amortized into earnings over the vesting period of the related options. As the expense is incurred, an offset is created in contributed surplus in shareholders’ equity, which is converted into share capital when the related options are exercised. During the year, the Company granted 60,000 options (2003 – nil; 2002 – 607,500) and charged $4,675 (2003 — $nil; 2002 — $nil) to income.

(l)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains or losses are presented as a component of equity.

(m)	Revenue Recognition

Revenues from the sale of bulk and packaged products are recognized when title and risk of loss transfers to the customer, which is generally upon shipment.

Revenues from tipping fees are recognized as services are performed and are billed pursuant to the contract terms. The Company also occasionally performs contracting services for customers under a cost plus billing arrangement. Revenues related to these services are recognized gross in net revenues, with the related costs recorded in cost of sales.

Certain contracts provide for billings upon receipt of material. These revenues are deferred and then recognized as the material is processed, and all contractual commitments, including disposal and site remediation have been completed.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

1.	Significant Accounting Policies (continued)

(n)	Freight Out and Handling Costs

Freight out and related handling costs have been classified as a selling expense (2004 — $3,502,375; 2003 — $3,088,195; 2002 — $3,556,402).

(o)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(p)	Earnings Per Share

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

(q)	Environmental and Site Remediation Liability

The Company could be subject to liability for environmental matters resulting from the operation of its waste processing facilities. The Company accrues these costs in the period when responsibility is established and when such costs are probable and reasonably estimable based on current law and existing technology. Any substantial liability incurred by the Company arising from environmental damage could have a material adverse effect on the Company’s business, its financial condition and on its results of operations. The Company is not presently aware of any situations that would have a material adverse impact on the business, its results of operations or its financial condition. The Company allows for post closure and remediation costs for facilities at operating locations by deferring revenue in the current period in amounts sufficient to cover future anticipated costs based on management’s judgement and experience in remediating sites.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

2.	Term Deposit, Restricted

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

3.	Inventories

	2004	2003	2002

Raw materials and supplies	$618,784	$749,968	$712,527
Work-in-process	35,714	26,458	55,697
Finished goods	104,744	176,510	316,118

	$759,242	$952,936	$1,084,342

4.	Property, Plant and Equipment

	2004			2003	2002
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Land	$2,378,050	$—	$2,378,050	$1,698,133	$1,603,295
Plant	2,857,632	891,842	1,965,790	978,470	751,438
Land improvements	1,481,115	540,144	940,971	191,695	145,734
Equipment	9,084,709	5,530,665	3,554,044	3,152,949	3,142,417
Office equipment	266,734	95,399	171,335	42,652	21,133
Leasehold improvements	168,528	157,837	10,691	29,775	52,103
Computer equipment	136,045	98,029	38,016	30,977	36,512
Packaging plates and artwork	337,634	302,927	34,707	47,488	49,070
Automotive equipment	954,179	538,074	416,105	389,372	147,887
Construction-in-progress	—	—	—	1,754,903	—

	$17,664,626	$8,154,917	$9,509,709	$8,316,414	$5,949,589

The Company’s subsidiary has constructed a corporate office building, shop and on-site processing facilities, the costs for which are included in construction in progress. The Company began occupying the facility in October, 2003.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

5.	Assets Under Capital Leases

	2004			2003	2002
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Equipment	$4,346,643	$1,451,176	$2,895,467	$2,333,426	$2,185,695
Office equipment	23,775	22,982	793	5,548	14,808

	$4,370,418	$1,474,158	$2,896,260	$2,338,974	$2,200,503

6.	Other Assets

	2004	2003	2002

Deferred acquisition costs, net of accumulated amortization of $228,496 (2003 - $228,496; 2002 - $218,570)	$—	$—	$9,926

Goodwill, net of accumulated amortization of $51,318 (2003 - $51,318; 2002 - $43,986)	21,995	21,995	29,327

Trademarks, net of accumulated amortization of $20,620 (2003 - $17,524; 2002 - $14,428)	10,340	13,436	16,532

Technology license, net of accumulated amortization of $701 (2003 - $623; 2002 - $545)	856	934	1,012

	$33,191	$36,365	$56,797

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

7.	Demand Loans, Secured

At September 30, 2004, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP” – September 30, 2004: 4.00%) plus 1.5% per annum, and a peak period revolving demand loan of $250,000 bearing interest at RBP plus 2.0% per annum. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 10). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. The Company was in compliance with these convenants at September 30, 2004.

At September 30, 2004, borrowings outstanding on the operating lines of credit were $430,000 (2003 — $260,000; 2002 — $Nil).

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

8.	Long-term Debt

	2004	2003	2002

Notes bearing interest at rates ranging from 0% to 10.5% per annum and are repayable in up to 60 monthly installments of principal and interest through 2009, collateralized by the related equipment.	$2,685,985	$2,022,371	$2,482,480

Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of $31,733 (US$25,237), including interest.	774,108	1,149,413	—

Promissory note payable bearing interest at the 30 day London Interbank Offered Rate (“LIBOR”) plus 3.5% repayable in full on February 28, 2005 (the note was repaid in full on October 13, 2004).	378,405	—	—

	3,838,498	3,171,784	2,482,480
Less: Principal due within one year	(1,553,047)	(1,078,684)	(1,078,108)

Long-term portion	$2,285,451	$2,093,100	$1,404,372

The mortgage and promissory notes are secured by a first charge on the mortgaged property and a first security interest in all the assets of the Company’s subsidiary CRRI supported by guarantees of related companies. The mortgage and certain of the notes contain restrictive covenants, including, amount others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these covenants as of September 30, 2004.

At September 30, 2004, the LIBOR rate was 1.8401%.

Principal obligations due within the next five years are as follows:

2005	$1,553,047
2006	1,060,137
2007	536,818
2008	453,636
2009	234,860

$3,838,498

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

9.	Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 36 to 62 months at interest rates ranging from 5.3% to 12.99% per annum. Future minimum lease payments are as follows:

2005	$840,989
2006	833,728
2007	688,879
2008	346,609
2009	279,356

Minimum lease payments	2,989,561

Less: amounts representing interest	(328,435)

Present value of obligations under capital leases	2,661,126

Less: principal due within one year	(699,392)

$1,961,734

     The weighted average interest rates at September 30, 2004, 2003 and 2002 were 6.09%, 6.07% and 6.33%, respectively.

10.	Loans Payable

(a)	By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,348,673 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate (September 30, 2004; 4.00%) plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company has provided one of the directors with a guarantee and postponement of claim supported by a registered charge over the assets of it’s US subsidiaries and agreed to repay note principal subject to certain conditions (see Commitments – Note 14). At September 30, 2004, $173,939 of the loan principal is to be paid to the director on or before February 28, 2005.

(b)	On April 1, 1999, the Company borrowed $300,000 from a shareholder to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5% per annum, payable monthly. The Company repaid $150,000 of the loan on October 22, 2002.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

10.	Loans Payable (continued)

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, BC property. The loans are subrogated to the Royal Bank of Canada debt (note 7). While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before September 30, 2005.

The loans are summarized as follows:

	2004	2003	2002

Demand loan (a)	$2,348,673	$2,225,870	$2,086,312
Demand loan (b)	150,000	150,000	300,000

	2,498,673	2,375,870	2,386,312
Less: current portion due within one year	(173,939)	—	—

	$2,324,734	$2,375,870	$2,386,312

Royal Bank prime rate Weighted average	4.08%	4.70%	4.20%

11.	Share Capital

(a)	Authorized: 50,000,000 common shares, no par value

(b)	Issued and fully paid:

	2004		2003		2002
	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital

Balance,
beginning of year	9,994,299	$15,976,859	9,976,299	$15,970,199	9,913,799	$15,945,824

Issued during the year:
- exercise of options for cash	152,900	58,431	18,000	6,660	62,500	24,375
- financing services	100,000	75,000	—	—	—	—

	10,247,199	16,110,290	9,994,299	15,976,859	9,976,299	15,970,199
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of year	10,247,199	$15,456,513	9,994,299	$15,323,082	9,976,299	$15,316,422

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

11.	Share Capital (continued)

(c)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise
	of Shares	Price Per Share	Expiry Date
Directors	402,500	$0.60	March 14, 2007
Employees	127,000	0.27	February 15, 2005
Employees	182,000	0.60	March 14, 2007
Employees*	60,000	0.44	July 7, 2009

	771,500

*	This option will vest as to 20,000 shares on December 31, 2004, 2005 and 2006, provided, in each case, that the employee is employed by the Company on the vesting date.

A summary of the stock option activity for the current year is as follows:

		Weighted
		Average
	Shares	Exercise Price

Balance outstanding, October 1, 2001	453,400	$0.55

Granted	607,500	0.60
Cancelled	(86,500)	1.42
Exercised	(62,500)	0.39

Balance outstanding, September 30, 2002	911,900	0.51

Granted	—	0.00
Cancelled	(8,000)	0.44
Exercised	(18,000)	0.37

Balance outstanding at September 30, 2003	885,900	0.51

Granted	60,000	0.44
Cancelled	(21,500)	0.56
Exercised	(152,900)	0.38

Outstanding at September 30, 2004	771,500	$0.53

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

11.	Share Capital (continued)

(c)	(continued)

Options outstanding and exercisable at September 30, 2004 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
Range of			Remaining	Price on	Price on
Exercise	Number	Number	Contractual	Outstanding	Exercisable
Prices	Outstanding	Exercisable	Life (year)	Options	Option

$0.27-$0.60	771,500	711,500	2.30	$0.53	$0.54

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan, including 911,900 options outstanding on the date of adoption.

The Company granted 60,000 stock options during the 2004 fiscal year, having a vesting period over the ensuing three years. The Company recognized $4,675 as compensation expense during the year.

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

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

11.	Share Capital (continued)

(c)	(continued)

Had the Company accounted for its stock-based compensation based on the fair value method, the Company’s net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

	2003	2002

Net income:
- as reported	$341,731	$2,148,357

- pro-forma	$337,314	$1,832,565

Basic earnings per share:
- as reported	$0.03	$0.22

- pro-forma	$0.03	$0.18

Diluted earnings per share:
- as reported	$0.03	$0.21

- pro-forma	$0.03	$0.18

12.	Related Party Transactions

Included in accounts payable and accrued liabilities at September 30, 2004 were amounts aggregating $627,065 (2003 — $390,482; 2002 — $740,765) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to the loans, as detailed in note 10, the Company entered into the following transactions with the directors of the Company:

	2004	2003	2002

Management remuneration	$597,649	$401,697	$554,728
Interest and loan fees	255,105	181,425	168,555

	$852,754	$583,122	$723,283

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

13.	Geographically Segmented Information

Year Ended September 30, 2004	Canada	United States	Elimination	Consolidated

Revenue
Bulk	$597,299	$1,060,045	$—	$1,657,344
Packaged products	2,004,593	—	—	2,004,593
Tipping and processing fees	301,164	20,573,625	—	20,874,789
Inter-segment	971,419	548,727	(1,520,146)	—

	3,874,475	22,182,397	(1,520,146)	24,536,726

Expenses
Inter-segment	201,809	1,318,337	(1,520,146)	—
Other	4,226,996	18,279,604	—	22,506,600

	4,428,805	19,597,941	(1,520,146)	22,506,600

Earnings (loss) before income taxes	(554,330)	2,584,456	—	2,030,126
Income taxes	—	1,020,096	—	1,020,096

Earnings (loss) from continuing operations	(554,330)	1,564,360	—	1,010,030
Loss from discontinued operations, net of tax	—	(181,338)	—	(181,338)

Net earnings (loss) for the year	$(554,330)	$1,383,022	$—	$828,692

			Consolidated
	Canada	United States	Total

Assets
Property, plant & equipment	$1,674,403	$10,731,566	$12,405,969
Other	852,535	7,384,124	8,236,659

	$2,526,938	$18,115,690	$20,642,628

Property, plant and equipment and assets acquired under capital lease – current expenditures	$59,218	$4,252,211	$4,311,429

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

13.	Geographically Segmented Information (continued)

Year Ended September 30, 2003	Canada	United States	Elimination	Consolidated

Revenue
Bulk	$492,943	$1,230,802	$—	$1,723,745
Packaged products	2,830,505	—	—	2,830,505
Tipping and processing fees	255,669	16,779,045	—	17,034,714
Inter-segment	907,180	670,190	(1,577,370)	—

	4,486,297	18,680,037	(1,577,370)	21,588,964

Expenses
Inter-segment	267,496	1,309,874	(1,577,370)	—
Other	4,294,851	16,342,683	—	20,637,534

	4,562,347	17,652,557	(1,577,370)	20,637,534

Earnings (loss) before income taxes	(76,050)	1,027,480	—	951,430
Income taxes	—	420,532	—	420,532

Earnings (loss) from continuing operations	(76,050)	606,948	—	530,898
Loss from discontinued operations, net of tax	—	(189,167)	—	(189,167)

Net earnings (loss) for the year	$(76,050)	$417,781	$—	$341,731

			Consolidated
	Canada	United States	Total

Assets
Property, plant & equipment	$1,827,743	$8,827,645	$10,655,388
Other	1,094,247	5,121,859	6,216,106

	$2,921,990	$13,949,504	$16,871,494

Property, plant and equipment and assets acquired under capital lease – current expenditures	$165,777	$4,695,256	$4,861,033

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

13.	Geographically Segmented Information (continued)

Year Ended September 30, 2002	Canada	United States	Elimination	Consolidated

Revenue
Bulk	$470,892	$1,271,452	$—	$1,742,344
Packaged products	3,229,347	—	—	3,229,347
Tipping and processing fees	217,724	20,236,651	—	20,454,375
Inter-segment	1,100,099	315,352	(1,415,451)	—

	5,018,062	21,823,455	(1,415,451)	25,426,066

Expenses
Inter-segment	271,851	1,143,600	(1,415,451)	—
Other	4,855,122	18,774,107	—	23,629,229

	5,126,973	19,917,707	(1,415,451)	23,629,229

Earnings (loss) before income taxes	(108,911)	1,905,748	—	1,796,837
Income taxes (recovery)	(13,967)	(502,860)	—	(516,827)

Earnings (loss) from continuing operations	(94,944)	2,408,608	—	2,313,664
Loss from discontinued operations, net of tax	—	(165,307)	—	(165,307)

Net earnings (loss) for the year	$(94,944)	$2,243,301	$—	$2,148,357

			Consolidated
	Canada	United States	Total

Assets
Property, plant & equipment	$1,907,129	$6,242,963	$8,150,092
Other	1,388,578	6,426,636	7,815,214

	$3,295,707	$12,669,599	$15,965,306

Property, plant and equipment and assets acquired under capital lease – current expenditures	$43,395	$3,316,286	$3,359,681

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

14.	Commitments

CRRI has entered into an employment agreement with a certain member of management for an indefinite period. This agreement provides for a total monthly salary of approximately Cdn$12,614 (US$10,000) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases at the discretion of the Company.

The Company has entered into operating leases for certain machinery equipment and office space. Rental expense under these leases was approximately Cdn$1,743,035 (including US$1,117,265) for the year ended September 30, 2004. Minimum future rental payments under these leases are as follows:

2005	$1,313,232
2006	483,258
2007	233,374
2008	—
2009	—

$2,029,864

Pursuant to an agreement with one of its directors (see Note 10), the Company has committed to make principal repayments on his loan on or before February 28th of the year following, equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions.

15.	Contingent Liabilities

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

16.	Discontinued Operations

During 2004, the Company elected to cease operations of Greencycle in an effort to focus its efforts on its Florida operations. The operations will be wound down during the first half of fiscal 2005, and as such, the results of its operations are presented as discontinued operations on a comparative basis.

The following summarizes the significant items removed from continuing operations on a comparative basis for the years ended September 30, 2004, 2003 and 2002.

	2004	2003	2002

Revenue	$2,215,830	$2,769,126	$2,331,657

Equipment rentals and administrative costs charged by Florida	(382,139)	(541,047)	(247,915)
Greencycle’s share allocated costs from parent	(155,678)	(210,778)	(204,414)
Other expenses	(1,859,351)	(2,206,468)	(2,044,635)

Loss net of group income tax recoveries	$(181,338)	$(189,167)	$(165,307)

The following summarizes the assets and liabilities of Greencycle as of September 30, 2004, included in the accompanying consolidated balance sheet.

Cash	$83,494
Accounts receivable	132,854
Property, plant and equipment	6,062
Other assets	8,577
Accounts payable and accrued expenses	65,848
Payable to affiliates	16,777
Deferred revenue	182,404

In addition to deferred revenue, which represents revenues received on material yet to be processed in accordance with existing contractual agreements at September 30, 2004, the Company has recorded $12,904 (US$10,230) in exit costs to be incurred upon the completion of its remaining contractual commitments. These costs are included in accounts payable and accrued expenses above and no additional incremental costs are anticipated.

Upon the completion of Greencycle’s commitments, all remaining net assets and personnel will be absorbed into the Florida operations.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

17.	Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	2004	2003	2002

Provision for income taxes – current	$193,052	$141,036	$855,127

Reduction of income taxes resulting from the application of prior years’ losses	—	—	(855,127)

Future income tax expense (recovery)	827,044	279,496	(516,827)

	$1,020,096	$420,532	$(516,827)

At September 30, 2004, management is of the opinion that the “more likely than not” criteria have been met with respect to the U.S. operations and in accordance with generally accepted accounting principles the Company has recognized the future income tax (“FIT”) benefits arising from loss carry-forwards of prior years and other timing differences. The future income tax recovery has resulted from the recognition of the FIT assets in the current year.

With respect to the Canadian operations, management has claimed a valuation allowance equal to future income tax benefits arising from their loss carry forwards, reflecting the position that these tax assets, more likely than not, will not be realized.

The tax effects of temporary timing differences and carry forwards that give rise to significant components of the future tax assets are as follows:

	2004	2003	2002

Future income tax assets

Current
Non-capital loss carry forwards	$589,281	$144,684	$190,819
Operating and other timing differences	187,941	183,071	158,939

	777,222	327,755	349,758
Valuation allowance	(558,000)	(112,500)	—

	$219,222	$215,255	$349,758

Long-term
Property, plant and equipment	$—	$—	$131,502
Non-capital loss carry forward	482,000	1,288,424	—
Operating and other timing differences	—	—	120,725

	482,000	1,288,424	252,227
Valuation allowance	(482,000)	(1,071,000)	—

	$—	$217,424	$252,227

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

17.	Income Taxes (continued)

	2004	2003	2002

Future income tax liabilities

Long-term
Property, plant and equipment	$928,354	$270,485	$—
Operating and other timing differences	(230,449)	(93,611)	—

	$697,905	$176,874	$—

At September 30, 2004 the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,888,000 expiring at various times through 2014.

These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2005	$1,550,000
2006	740,000
2007	—
2008	20,000
2009	—
2010	70,000
2014	508,000

$2,888,000

The net operating losses available to offset future revenues of the U.S. operations are approximately US$66,030 and expire at various times through 2021.

18.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, accounts receivable, prepaid expenses and deposits, bank indebtedness, demand loans, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

19.	Guarantor Financial Statements

The Company has certain of its indebtedness guaranteed by its wholly-owned subsidiary, The Answer Garden Products Ltd. Consolidating condensed financial statements depicting the parent company, the guarantor subsidiary and the non-guarantor subsidiaries with elimination adjustments and the consolidated total have been provided for the years ended September 30, 2004, 2003 and 2002, being those years in which the guarantee was in place.

Consolidating Condensed Balance Sheet
(Expressed in Canadian Dollars)
September 30, 2004

			Consolidated	The Answer
			Envirowaste	Garden
			Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations	(Parent)	(Guarantor)	(Non-Guarantors)

ASSETS
Total current assets	$8,203,468	$—	$447,766	$371,578	$7,384,124
Property, plant and equipment	9,509,709	—	43,444	1,561,640	7,904,625
Assets under capital leases	2,896,260	—	26,806	38,333	2,831,121
Due from affiliated companies	—	(273,687)	273,687	—	—
Investment in subsidiary companies	—	(15,987,205)	15,963,816	23,389	—
Other assets	33,191	—	33,191	—	—

Total assets	$20,642,628	$(16,260,892)	$16,788,710	$1,994,940	$18,119,870

LIABILITIES
Total current liabilities	$5,973,250	$(688)	$958,677	$566,070	$4,449,191
Long-term debt	2,285,451	—	—	—	2,285,451
Due to affiliated company	—	(8,815,731)	—	8,066,531	749,200
Future income taxes payable	697,905	—	—	—	697,905
Obligations under capital leases	1,961,734	—	13,694	31,275	1,916,765
Loans payable	2,324,734	—	2,324,734	—	—

Total liabilities	13,243,074	(8,816,419)	3,297,105	8,663,876	10,098,512

SHAREHOLDERS’ EQUITY	7,399,554	(7,444,473)	13,491,605	(6,668,936)	8,021,358

Total liabilities and shareholders’ equity	$20,642,628	$(16,260,892)	$16,788,710	$1,994,940	$18,119,870

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Note to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

19.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Income and Deficit
(Expressed in Canadian Dollars)
Year Ended September 30, 2004

			Consolidated
			Envirowaste	Answer Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)

Revenue	$24,536,726	$(974,561)	$2,109,869	$1,767,748	$21,633,670

Cost of sales	13,519,126	(1,028,012)	1,614,579	1,655,542	11,277,017

Gross margin	11,017,600	53,451	495,290	112,206	10,356,653

Direct selling expenses	(4,152,680)	54,666	(230,527)	(281,838)	(3,694,981)

General and administrative expenses	(5,156,233)	799,104	(490,404)	(314,394)	(5,150,539)

Operating income (loss)	1,708,687	907,221	(225,641)	(484,026)	1,511,133

Other income (expenses)	321,439	(907,221)	30,670	124,665	1,073,325

Income (loss) before income taxes	2,030,126	—	(194,971)	(359,361)	2,584,458

Income tax expense	1,020,096	—	—	—	1,020,096

Net income (loss) from continuing operations	1,010,030	—	(194,971)	(359,361)	1,564,362

Net loss from discontinued operations	(181,338)	—	—	—	(181,338)

Net income (loss) for the year	828,692	—	(194,971)	(359,361)	1,383,024

Deficit, beginning of year	(9,116,952)	—	(1,774,612)	(6,309,577)	(1,032,763)

Retained earnings (deficit), end of year	$(8,288,260)	$—	$(1,969,583)	$(6,668,938)	$350,261

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

19.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Cash Flows
(Expressed in Canadian Dollars)
Year Ended September 30, 2004

			Consolidated
			Envirowaste	Answer Garden
			Industries Inc.	Products Ltd.	Subsidiaries (Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)

Cash flows from (used in) operating activities
Net income (loss) for the year	$828,692	$—	$(194,971)	$(359,361)	$1,383,024
Items not involving cash:
Amortization	2,546,817	—	59,902	155,826	2,331,089
Loss (gain) on disposal of property, plant and equipment	(408,115)	—	—	(1,400)	(406,715)
Stock-based compensation	4,675	—	4,675	—	—
Future income taxes	734,488	—	—	—	734,488
Issuance of shares for non-cash consideration	75,000	—	75,000	—	—
Unrealized foreign exchange gain (loss)	(302,212)	—	—	—	(302,212)

	3,479,345	—	(55,394)	(204,935)	3,739,674
Change in non-cash working capital:
Decrease (increase) in accounts receivable	(1,212,899)	—	61,959	13,490	(1,288,348)
Decrease (increase) in inventories	193,694	—	24,367	180,948	(11,621)
Decrease in refundable income taxes	(6,523)	—	—	—	(6,523)
Decrease (increase) in prepaid expenses and other current assets	50,509	—	(1,372)	12,750	39,131
Increase (decrease) in accounts payable and accrued liabilities	469,412	—	209,544	(4,459)	264,327
Increase (decrease) in deferred revenue	562,572	—	—	—	562,572
Decrease in current portion of long-term debt	474,363	—	—	—	474,363
Increase (decrease) in current portion of capital lease obligations	199,022	—	3,691	4,345	190,986
Increase in current portion of loans payable	173,939	—	173,939	—	—

	4,383,434	—	416,734	2,139	3,964,561

Cash flows from (used in) financing activities
Decrease in long-term debt, net	192,351	—	—	—	192,351
Increase (decrease) of long-term capital lease obligations, net	394,994	—	(16,634)	14,597	397,031
Increase (decrease) in loans payable	(51,136)	—	(51,136)	—	—
Advances to/from subsidiaries	—	—	(405,940)	(82,662)	488,602
Advances to/from affiliated companies	—	—	5,892	—	(5,892)
Issuance of share capital	58,431	—	58,431	—	—

	594,640	—	(409,387)	(68,065)	1,072,092

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(3,087,734)	—	(3,451)	(23,892)	(3,060,391)
Proceeds from the sale of property, plant and equipment	425,320	—	—	1,400	423,920
Acquisition of assets under capital leases	(1,223,695)	—	—	(31,875)	(1,191,820)
Proceeds from sale of assets under capital leases	—	—	—	—	—
Acquisition of other assets	—	—	—	—	—

	(3,886,109)	—	(3,451)	(54,367)	(3,828,291)

Increase (decrease) in cash and cash equivalents	1,091,965	—	3,896	(120,293)	1,208,362

Cash and cash equivalents (deficiency), beginning of year	1,321,376	—	45,960	(326,682)	1,602,088

Cash and cash equivalents (deficiency), end of year	$2,413,341	$—	$49,856	$(446,975)	$2,810,460

Represented as:
Cash and cash equivalents	$2,843,341	$—	$49,856	$(16,975)	$2,810,460
Demand Loan	(430,000)	—	—	(430,000)	—

	$2,413,341	$—	$49,856	$(446,975)	$2,810,460

Supplementary Information
Interest paid in cash	$576,488	$—	$103,184	$32,751	$440,553

Income taxes paid in cash	$315,338	$—	$—	$—	$315,338

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

19.	Guarantor Financial Statements (continued)

Consolidating Condensed Balance Sheet
(Expressed in Canadian Dollars)
September 30, 2003

			Consolidated	The Answer
			Envirowaste	Garden
			Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations	(Parent)	(Guarantor)	(Non-Guarantors)

ASSETS
Total current assets	$5,962,317	$—	$528,824	$529,059	$4,904,434
Property, plant and equipment	8,316,414	—	80,303	1,680,315	6,555,796
Assets under capital leases	2,338,974	—	40,081	19,718	2,279,175
Due from affiliated companies	—	(279,579)	279,579	—	—
Investment in subsidiary companies	—	(15,581,266)	15,557,877	23,389	—
Future income tax asset	217,424	—	—	—	217,424
Other assets	36,365	—	36,365	—	—

Total assets	$16,871,494	$(15,860,845)	$16,523,029	$2,252,481	$13,956,829

LIABILITIES
Total current liabilities	$3,923,942	$(688)	$568,359	$396,187	$2,960,084
Long-term debt	2,093,100	—	—	—	2,093,100
Due to affiliated company	—	(8,850,571)	—	8,149,193	701,378
Future income taxes payable	176,874	—	—	—	176,874
Obligations under capital leases	1,566,740	—	30,328	16,678	1,519,734
Loans payable	2,375,870	—	2,375,870	—	—

Total liabilities	10,136,526	(8,851,259)	2,974,557	8,562,058	7,451,170

SHAREHOLDERS’ EQUITY	6,734,968	(7,009,586)	13,548,472	(6,309,577)	6,505,659

Total liabilities and shareholders’ equity	$16,871,494	$(15,860,845)	$16,523,029	$2,252,481	$13,956,829

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

19.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Income and Deficit
(Expressed in Canadian Dollars)
Year Ended September 30, 2003

			Consolidated
			Envirowaste	Answer Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)

Revenue	$21,588,964	$(1,400,033)	$2,944,131	$2,035,019	$18,009,847

Cost of sales	12,760,595	(1,482,652)	2,322,438	1,714,446	10,206,363

Gross margin	8,828,369	82,619	621,693	320,573	7,803,484

Direct selling expenses	(3,717,091)	16,903	(240,036)	(332,347)	(3,161,611)

General and administrative expenses	(4,379,857)	675,323	(243,519)	(356,895)	(4,454,766)

Operating income (loss)	731,421	774,845	138,138	(368,669)	187,107

Other income (expenses)	220,009	(774,845)	32,252	122,231	840,371

Income (loss) before income taxes	951,430	—	170,390	(246,438)	1,027,478

Income tax expense	420,532	—	—	—	420,532

Net income (loss) from continuing operations	530,898	—	170,390	(246,438)	606,946

Net loss from discontinued operations	(189,167)	—	—	—	(189,167)

Net income (loss) for the year	341,731	—	170,390	(246,438)	417,779

Deficit, beginning of year	(9,458,683)	—	(1,945,000)	(6,063,141)	(1,450,542)

Deficit, end of year	$(9,116,952)	$—	$(1,774,610)	$(6,309,579)	$(1,032,763)

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

19.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Cash Flows
(Expressed in Canadian Dollars)
Year Ended September 30, 2003

			Consolidated
			Envirowaste	Answer Garden
			Industries Inc.	Products Ltd.	Subsidiaries (Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)

Cash flows from (used in) operating activities
Net income (loss) for the year	$341,731	$—	$170,390	$(246,438)	$417,779
Items not involving cash:					—
Amortization	2,289,665	—	73,516	176,388	2,039,761
Loss (gain) on disposal of capital assets	(71,770)	—	(3,033)	57	(68,794)
Future income taxes	346,180	—	—	—	346,180
Unrealized foreign exchange gain (loss)	124,260	—	—	—	124,260

	3,030,066	—	240,873	(69,993)	2,859,186
Change in non-cash working capital:
Decrease (increase) in accounts receivable	(464,721)	—	52,127	(35,493)	(481,355)
Decrease (increase) in inventories	131,406	—	(9,542)	44,230	96,718
Decrease in refundable income taxes	11,246	—	—	—	11,246
Decrease (increase) in prepaid expenses and other current assets	(52,178)	—	(7,902)	(13,127)	(31,149)
Increase (decrease) in accounts payable and accrued liabilities	(664,245)	—	(336,137)	(105,956)	(222,152)
Increase (decrease) in deferred revenue	92,903	—	—	—	92,903
Decrease in current portion of long-term debt	576	—	—	—	576
Increase (decrease) in current portion of capital lease obligations	85,322	—	7,659	(4,595)	82,258

	2,170,375	—	(52,922)	(184,934)	2,408,231

Cash flows from (used in) financing activities
Decrease in long-term debt, net	688,728	—	—	—	688,728
Increase (decrease) of long-term capital lease obligations, net	(196,179)	—	15,701	(9,776)	(202,104)
Increase (decrease) in loans payable	(10,442)	—	(10,442)	—	—
Advances to/from subsidiaries	—	—	22,660	—	(22,660)
Advances to/from affiliated companies	—	—	(80,883)	(62,559)	143,442
Issuance of share capital	6,660	—	6,660	—	—

	488,767	—	(46,304)	(72,335)	607,406

Cash flows from (used in) investing activities
Acquisition of capital assets	(4,185,238)	—	(38,561)	(127,216)	(4,019,461)
Proceeds from the sale of capital assets	158,274	—	8,741	—	149,533
Acquisition of assets under capital leases	(675,795)	—	—	—	(675,795)
Proceeds from sale of assets under capital leases	—	—	—	—	—
Acquisition of other assets	—	—	—	—	—

	(4,702,759)	—	(29,820)	(127,216)	(4,545,723)

Decrease in cash and cash equivalents	(2,043,617)	—	(129,046)	(384,485)	(1,530,086)

Cash and cash equivalents, beginning of year	3,364,993	—	175,006	57,803	3,132,184

Cash and cash equivalents (deficiency), end of year	$1,321,376	$—	$45,960	$(326,682)	$1,602,098

Represented as:
Cash and cash equivalents	$1,581,376	$—	$45,960	$(66,682)	$1,602,098
Demand Loan	(260,000)	—	—	(260,000)	—

	$1,321,376	$—	$45,960	$(326,682)	$1,602,098

Supplementary Information
Interest paid in cash	$502,923	$—	$99,597	$36,912	$366,414

Income taxes paid in cash	$130,105	$—	$—	$—	$130,105

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Note to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

19.	Guarantor Financial Statements (continued)

Consolidating Condensed Balance Sheet
(Expressed in Canadian Dollars)
September 30, 2002

			Consolidated	Answer
			Envirowaste	Garden
			Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations	(Parent)	(Guarantor)	(Non-Guarantors)

ASSETS
Total current assets	$7,506,190	$—	$692,553	$649,154	$6,164,483
Property, plant and equipment	5,949,589	—	142,461	1,714,427	4,092,701
Assets under capital leases	2,200,503	—	15,406	34,835	2,150,262
Due from affiliated companies	—	(198,696)	198,696	—	—
Investment in subsidiary companies	—	(15,603,926)	15,580,537	23,389	—
Future income tax asset	252,227	—	—	—	252,227
Other assets	56,797	—	46,870	—	9,927

Total assets	$15,965,306	$(15,802,622)	$16,676,523	$2,421,805	$12,669,600

LIABILITIES
Total current liabilities	$4,149,386	$(685)	$904,162	$246,738	$2,999,171
Long-term debt	1,404,372	—	—	—	1,404,372
Due to affiliated company	—	(8,846,718)	—	8,211,752	634,966
Obligations under capital leases	1,762,919	—	14,627	26,454	1,721,838
Loans payable	2,386,312	—	2,386,312	—	—

Total liabilities	9,702,989	(8,847,403)	3,305,101	8,484,944	6,760,347

SHAREHOLDERS’ EQUITY	6,262,317	(6,955,219)	13,371,422	(6,063,139)	5,909,253

Total liabilities and shareholders’ equity	$15,965,306	$(15,802,622)	$16,676,523	$2,421,805	$12,669,600

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

19.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Income and Deficit
(Expressed in Canadian Dollars)
Year Ended September 30, 2002

			Consolidated
			Envirowaste	Answer Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)

Revenue	$25,426,066	$(1,688,944)	$3,163,750	$2,443,157	$21,508,103

Cost of sales	15,295,751	(1,652,656)	2,467,082	1,926,834	12,554,491

Gross margin	10,130,315	(36,288)	696,668	516,323	8,953,612

Direct selling expenses	(4,240,452)	(34,980)	(211,613)	(365,920)	(3,627,939)

General and administrative expenses	(4,605,608)	888,059	(427,386)	(364,624)	(4,701,657)

Operating income (loss)	1,284,255	816,791	57,669	(214,221)	624,016

Other income (expenses)	512,582	(816,791)	31,660	15,977	1,281,736

Income (loss) before income taxes	1,796,837	—	89,329	(198,244)	1,905,752

Income tax expense (recovery)	(516,827)	—	(13,967)	—	(502,860)

Net income (loss) from continuing operations	2,313,664	—	103,296	(198,244)	2,408,612

Net loss from discontinued operations	(165,307)	—	—	—	(165,307)

Net income (loss) for the year	2,148,357	—	103,296	(198,244)	2,243,305

Deficit, beginning of year	(11,607,040)	—	(2,048,296)	(5,864,897)	(3,693,847)

Deficit, end of year	$(9,458,683)	$—	$(1,945,000)	$(6,063,141)	$(1,450,542)

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

19.	Guarantor Financial Statements (continued)

Consolidating Condensed Statement of Cash Flows
(Expressed in Canadian Dollars)
Year Ended September 30, 2002

			Consolidated
			Envirowaste	Answer Garden
			Industries Inc.	Products Ltd.	Subsidiaries
	Consolidated	Eliminations	(Parent)	(Guarantor)	(Non-Guarantors)

Cash flows from (used in) operating activities
Net income (loss) for the year	$2,148,357	$—	$103,296	$(198,244)	$2,243,305
Items not involving cash:
Amortization	2,554,179	—	74,557	223,142	2,256,480
Loss (gain) on disposal of property, plant and equipment	(429,930)	—	(3,750)	—	(426,180)
Future income taxes	(610,055)	—	(13,967)	—	(596,088)
Unrealized foreign exchange gain (loss)	50,372	—	—	—	50,372

	3,712,923	—	160,136	24,898	3,527,889
Change in non-cash working capital:
Decrease in accounts receivable	878,598	—	6,751	57,141	814,706
Decrease (increase) in inventories	10,458	—	(38,430)	(60,337)	109,225
Decrease in refundable income taxes	(75,586)	—	—	—	(75,586)
Decrease (increase) in prepaid expenses and other current assets	43,081	—	(5,281)	734	47,628
Increase (decrease) in accounts payable and accrued liabilities	(148,494)	—	207,156	118,799	(474,449)
Decrease in deferred revenue	(305,190)	—	—	—	(305,190)
Decrease in current portion of long-term debt	(901,541)	—	—	—	(901,541)
Increase (decrease) in current portion of capital lease obligations	382,550	—	(9,599)	(3,244)	395,393

	3,596,799		320,733	137,991	3,138,075

Cash flows from (used in) financing activities
Decrease in long-term debt, net	(1,959,097)	—	—	—	(1,959,097)
Increase (decrease) of long-term capital lease obligations, net	1,702,183	—	(5,284)	(14,371)	1,721,838
Increase (decrease) in loans payable	93,890	—	93,890	—	—
Advances to/from subsidiaries	—	—	(1,587,363)	144,344	1,443,019
Advances to/from affiliated companies	—	—	995,598	—	(995,598)
Issuance of share capital	24,375	—	24,375		—

	(138,649)	—	(478,784)	129,973	210,162

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(1,033,043)	—	(21,160)	(22,235)	(989,648)
Proceeds from the sale of property, plant and equipment	827,618	—	3,750	—	823,868
Acquisition of assets under capital leases	(2,325,429)	—	—	—	(2,325,429)
Acquisition of other assets	(1,209)	—	—	—	(1,209)

	(2,532,063)	—	(17,410)	(22,235)	(2,492,418)

Increase (decrease) in cash and cash equivalents	926,087	—	(175,461)	245,729	855,819

Cash and cash equivalents (deficiency), beginning of year	2,438,906	—	350,467	(187,926)	2,276,365

Cash and cash equivalents, end of year	$3,364,993	$—	$175,006	$57,803	$3,132,184

Represented as:
Cash and cash equivalents	$2,559,153	$—	$175,006	$57,803	$2,326,344
Term deposit, restricted	805,840	—	—	—	805,840

	$3,364,993	$—	$175,006	$57,803	$3,132,184

Supplementary Information
Interest paid in cash	$758,113	$—	$226,963	$24,509	$506,641

Income taxes paid in cash	$74,877	$—	$—	$—	$74,877

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Note to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP)

The financial statements and the selected financial data have been prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

For each year of presentation, the modifications necessary in order for these financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)	Reconciliation of Consolidated Balance Sheet items:

There are no material differences between Canadian and US GAAP with respect to the consolidated balance sheet items.

(b)	Reconciliation of Consolidated Statement of Income items:

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
	2004	2003	2002

Net income for the period (Canadian GAAP)	$828,692	$341,731	$2,148,357

Stock-based compensation (note 20(d))	—	(1,250)	(89,375)

Net income for the period (US GAAP)	$828,692	$340,481	$2,058,982

Earnings (loss) per share – basic	$0.08	$0.03	$0.21

Earnings (loss) per share — diluted	$0.08	$0.03	$0.20

(c)	Comprehensive Income

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

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

Consolidated Statement of Changes in Shareholders’ Equity

						Accumulated
						Other
				Compre-		Compre-	Total
	Share Capital		Additional	hensive	Retained	hensive	Share-
	Number of		Paid In	Income	Earnings	Income	holders'
	Shares	Amount	Capital	(Loss)	(Deficit)	(Loss)	Equity

Balance, September 30, 2001	9,913,799	$15,292,047	$—		$(11,607,040)	$354,206	$4,039,213

Stock-based compensation	—	—	89,375		—	—	89,375
Exercise of options	62,500	24,375			—	—	24,375
Comprehensive income:
- net income	—	—	—	$2,058,982	2,058,982	—	2,058,982
- foreign currency adjustment	—	—	—	50,372	—	50,372	50,372

				$2,109,354

Balance, September 30, 2002	9,976,299	15,316,422	89,375		(9,548,058)	404,578	6,262,317

Stock-based compensation	—	—	1,250		—	—	1,250
Exercise of options	18,000	6,660			—	—	6,660
Comprehensive income:
- net income	—	—	—	$340,481	340,481	—	340,481
- foreign currency adjustment	—	—	—	124,260	—	124,260	124,260

				$464,741

Balance, September 30, 2003	9,994,299	15,323,082	90,625		(9,207,577)	528,838	6,734,968

Stock-based compensation	—	—	4,675		—	—	4,675
Exercise of options	152,900	58,431	—		—	—	58,431
Shares issued for financing services	100,000	75,000	—		—	—	75,000
Comprehensive income:
- net income	—	—	—	$828,692	828,692	—	828,692
- foreign currency adjustment	—	—	—	(302,212)	—	(302,212)	(302,212)

				$526,480

Balance, September 30, 2004	10,247,199	$15,456,513	$95,300		$(8,378,885)	$226,626	$7,399,554

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(d)	Stock Option Compensation

SFAS 123 encourages companies to adopt a fair value based method for determining expense related to stock-based compensation. Starting in 2003, the Company has accounted for stock-based compensation using the fair value method. Stock-based compensation expense in the amount of $4,675 has been charged to earnings in the current year (2003 — $nil; 2002 — $nil).

For U.S. reporting purposes in the years 2003 and 2002, the Company accounted for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations (note 20(b)). Pro forma adjustments for the years 2003 and 2002 (2003 — $3,167; 2002 — $226,417) are reflective of the adjustments which would have been required had the Company adopted the fair value method at that time.

	2003	2002

Net income

- as reported U.S. GAAP	$340,481	$2,058,982

- pro forma	$337,314	$1,832,565

Basic earnings per share

- as reported U.S. GAAP	$0.03	$0.21

- pro forma	$0.03	$0.18

Diluted earnings per share

- as reported U.S. GAAP	$0.03	$0.20

- pro forma	$0.03	$0.18

The Company has granted stock options to directors, officers and employees. All options granted were vested immediately or over a period of three (3) years and will expire on or before a five year period from the grant date.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(e)	Statement of Cash Flow

There are no material differences between Canadian and U.S. GAAP with respect to the consolidated statement of cash flow items.

(f)	Additional Disclosure Required by U.S. GAAP

(i)	Advertising and Promotion

The Company expenses advertising and promotion expenses as incurred.

(ii)	Concentrations of Credit Risk

The Company had funds on deposit with financial institutions which were in excess of the insured limits:

	2004	2003	2002

Uninsured cash amounts on deposit	$2,580,533	$1,263,847	$2,097,078

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

(iv)	Exit Costs

The Company has accrued exit costs in the amount of $12,904 (US $10,230). Pursuant to FAS 146 these costs are to be recognized as incurred per U.S. GAAP. These amounts are considered to be immaterial.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(f)	Additional Disclosure Required by U.S. GAAP (continued)

(v)	Asset Retirement Obligations

Asset retirement obligations are recognized at the fair market value in the period in which the legal obligation was incurred, with fair value of a liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur. The nature of the Company’s operations are such that remediation cost liabilities are short term in nature, therefore costs approximate their discounted present value are recorded in deferred revenue and site postclosure costs have not been incurred to date.

(vi)	Deferred Revenue

Deferred revenue consists of revenues from contracts that provide for billings upon receipt of material plus the costs, if any, to remove processed material and remediate sites. These revenues and costs are taken into income/expense as material is processed, removed, and/or sites remediated in accordance with contractual commitments (see note 1(m)).

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

The aggregate amount of expenditures made to parties not at arm’s length to the Company consist of the following:

Included in accounts payable and accrued liabilities at September 30, 2004 were amounts aggregating $627,065 (2003 — $390,482; 2002 — $740,765) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to loans, as detailed in note 10, the Company had the following transactions with related parties:

	2004	2003	2002

Management remuneration	$597,649	$401,697	$554,728
Interest and loan fees	255,105	181,425	168,555

	$852,754	$583,122	$723,283

The above noted transactions are included in the Schedule of Consolidated General and Administrative Expenses.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2004, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(h)	New Accounting Pronouncements

In November 2004, the FASB issued FAS No. 151, “Inventory Costs – An Amendment of ARB No. 43, Chapter 4”. This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that these items be recognized as current-period charges regardless of whether they meet the previous criterion of “so abnormal” and that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company has determined that FAS No. 151 does not have an impact on its financial reporting and disclosures.

In December 2004, the FASB released FAS No. 153, “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29”. This statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently assessing the impact of SFAS No. 153 and does not believe that the adoption of FAS No. 153 will have a material impact on its financial reporting and disclosures.

In December 2004, the FASB issued a revision to FAS No. 123, “Accounting for Stock-Based Compensation”. This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services as well as transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 is effective as of the beginning of reporting periods after June 15, 2005, and requires all issuers to adopt the fair value method of accounting for stock-based compensation awards. The Company has early adopted the fair value method of accounting for stock-based compensation awards and does not expect FAS No. 123R to have a material impact on its consolidated financial statements.

21.	Comparative Figures

Certain 2003 and 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Cost of Sales
(Expressed in Canadian Dollars)
Years Ended September 30, 2004, 2003 and 2002

	2004	2003	2002

Direct materials
Inventory, beginning of year	$739,180	$691,571	$791,423
Purchases of direct materials and subtrades	1,720,149	2,072,589	3,767,706
Testing	21,670	18,446	19,846

Cost of direct materials available for use	2,480,999	2,782,606	4,578,975
Less: Inventory, end of year	(618,784)	(739,180)	(691,571)

Direct materials used	1,862,215	2,043,426	3,887,404

Direct labour	3,613,102	3,263,187	3,659,162

Manufacturing overhead	7,986,693	7,286,075	7,862,434

Manufacturing costs incurred for the year	13,462,010	12,592,688	15,409,000
Work-in-process, beginning of year	26,458	55,697	83,133

	13,488,468	12,648,385	15,492,133
Less: Work-in-process, end of year	(35,714)	(26,458)	(55,697)

Cost of goods manufactured	13,452,754	12,621,927	15,436,436
Finished goods, beginning of year	171,116	309,784	169,099

	13,623,870	12,931,711	15,605,535
Less: Finished goods, end of year	(104,744)	(171,116)	(309,784)

Cost of sales for the year	$13,519,126	$12,760,595	$15,295,751

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Direct Selling Expenses
(Expressed in Canadian Dollars)
Years Ended September 30, 2004, 2003 and 2002

	2004	2003	2002

Advertising	$40,214	$47,298	$55,699
Amortization — bag plates and artwork	21,893	18,442	24,267
Automobile	6,600	4,620	3,960
Bad debts (recovery)	31,674	26,252	42,784
Commissions	8,400	8,400	7,700
Discounts and allowances	46,686	109,330	164,570
Entertainment and promotion	2,548	1,997	1,545
Freight out	3,502,375	3,088,195	3,556,462
Marketing consulting	37,688	34,881	30,303
Miscellaneous	46,586	39,979	89,256
Travel	408,016	337,697	263,906

Direct selling expenses	$4,152,680	$3,717,091	$4,240,452

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated General and Administrative Expenses
(Expressed in Canadian Dollars)
Years Ended September 30, 2004, 2003 and 2002

	2004	2003	2002

Advertising	$25,602	$41,789	$26,506
Amortization	452,171	289,608	333,495
Automobile	34,743	33,102	30,051
Bank charges and interest	13,628	20,600	42,968
Business taxes, licenses and fees	67,685	49,183	85,279
Consulting fees	126,655	186,296	108,730
Education and training	27,364	28,246	18,034
Entertainment and promotion	104,197	85,717	76,905
Foreign exchange loss	64,713	3,440	3,607
Insurance	26,255	23,907	19,052
Interest on long-term debt	562,860	482,323	568,120
Management remuneration	507,363	297,188	463,533
Miscellaneous	41,888	32,097	38,705
Office and stationery	88,401	90,709	80,714
Professional fees	221,908	234,237	177,098
Rent and office services	106,114	124,288	142,399
Shareholder relations	35,027	34,000	36,940
Stock-based compensation	4,067	—	—
Telephone	149,279	154,300	157,614
Transfer agent and filing fees	28,805	22,874	8,450
Travel	71,838	75,699	74,161
Wages and benefits	2,395,670	2,070,254	2,113,247

General and administrative expenses	$5,156,233	$4,379,857	$4,605,608

The accompanying notes form an integral part of these financial statements.

ITEM 18. FINANCIAL STATEMENTS

See “Item 17 — Financial Statements”.

ITEM 19. EXHIBITS

1.	Memorandum and Articles and amendments thereto:

1.1	Transition Application and Notice of Articles.

1.2	Notice of Alteration.

1.3	Articles.

1.4	Notice of Alteration

2.	Instruments defining the rights of holders of equity or debt securities being registered:

Refer to Exhibit No. 1

3.	Voting Trust Agreements: Not applicable

4.	Material Contracts:

4.1	Shareholders’ Agreement dated September 24, 1996 among the Company, Douglas Halward, Cynthia Halward, James Darby, Elizabeth Darby, Environmental Research & Development Capital Limited Partnership and Royal Bank Capital Corporation which was attached as Exhibit 2.16 to the Company’s Annual Report on Form 20-F dated March 27, 1997 and is incorporated herein by reference.

4.2	Demand Promissory Note dated April 1, 1999 between the Company and Adam Oates, which was attached as Exhibit 2.2 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.3	General Security Agreement made August 30, 1999 given by the Company to Adam Oates, which was attached as Exhibit 2.4 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.4	Mortgage dated August 30, 1999 given by Answer Garden to Adam Oates, which was attached as Exhibit 2.5 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.5	General Security Agreement made August 30, 1999 given by Answer Garden to Adam Oates, which was attached as Exhibit 2.6 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.6	Guarantee & Postponement of Claim dated August 30, 1999 given by Answer Garden to Adam Oates, which was attached as Exhibit 2.7 to the Company’s

Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.7	Pari Passu Agreement dated December 6, 1999 among Douglas R. Halward, James E.H. Darby, the Company and Answer Garden which was attached as Exhibit 2.11 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.8	Amendment to Pari Passu Agreement dated February 29, 2000 among James E.H. Darby, Douglas R. Halward, the Company and Answer Garden which was attached as Exhibit 2.16 to the Company’s Annual Report on Form 20-F dated March 30, 2000 and is incorporated herein by reference.

4.9	Pari Passu Agreement dated as of April 1, 1999 among James E.H. Darby, Adam Oates, the Company and Answer Garden which was attached as Exhibit 2.1 to the Company’s Annual Report on Form 20-F dated March 28, 2001 and is incorporated herein by reference.

4.10	Employment Agreements made effective January 1, 2002 between the Company and each of Douglas R. Halward and James E.H. Darby which were attached as Exhibit 2.1 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and are incorporated herein by reference.

4.11	Bonus Sharing Agreement made effective January 1, 2002 between the Company, Douglas R. Halward and James E.H. Darby which was attached as Exhibit 2.2 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and is incorporated herein by reference.

4.12	Director Stock Option Agreements dated March 15, 2002 between the Company and certain of its directors which were attached as Exhibit 2.3 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and are incorporated herein by reference.

4.13	Employee Stock Option Agreements dated March 15, 2002 between the Company and certain of its employees which were attached as Exhibit 2.4 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and are incorporated herein by reference.

4.14	Loan Consolidation Agreement made effective October 1, 2003 between the Company and James E.H. Darby which was attached as Exhibit 4.16 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.15	Demand Promissory Note dated October 1, 2003 made by the Company in favour of James E.H. Darby which was attached as Exhibit 4.17 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.16	Employment Agreement dated January 1, 2004 between CRR (Florida) and Steven Lubbers which was attached as Exhibit 4.18 to the Company’s Annual

Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.17	Acknowledgement and Confirmation Agreement dated February 10, 2004 between the Company and addressed to James E.H. Darby which was attached as Exhibit 4.19 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.18	Guarantee and Postponement of Claim dated February 10, 2004 given by Answer Garden to James E.H. Darby which was attached as Exhibit 4.20 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.19	Acknowledgement and Confirmation Agreement dated February 10, 2004 executed by Answer Garden and addressed to James E.H. Darby which was attached as Exhibit 4.21 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.20	Mortgage dated February 10, 2004 given by Answer Garden to James E.H. Darby which was attached as Exhibit 4.22 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.21	Acknowledgement of Standard Mortgage Terms dated February 10, 2004 executed by Answer Garden which was attached as Exhibit 4.23 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.22	Guaranty and Subordination Agreement dated February 10, 2004 between Envirowaste International and James E.H. Darby which was attached as Exhibit 4.24 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.23	Security Agreement dated February 10, 2004 between Envirowaste International and James E.H. Darby which was attached as Exhibit 4.25 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.24	Guaranty and Subordination Agreement dated February 10, 2004 between CRR (Florida) and James E.H. Darby which was attached as Exhibit 4.26 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.25	Mortgage, Security Agreement and Assignment of Rents (to Secure Guaranty) dated February 10, 2004 given by CRR (Florida) to James E.H. Darby which was attached as Exhibit 4.27 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.26	Security Agreement dated February 10, 2004 between CRR (Florida) and James E.H. Darby which was attached as Exhibit 4.28 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.27	Guaranty and Subordination Agreement dated February 10, 2004 between CRR (Georgia) and James E.H. Darby which was attached as Exhibit 4.29 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.28	Security Agreement dated February 10, 2004 between CRR (Georgia) and James E.H. Darby which was attached as Exhibit 4.30 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.29	Full Discharge dated March 2, 2004 of Answer Garden Mortgage No. BN242087 executed by James E.H. Darby which was attached as Exhibit 4.31 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.30	Notice of Option Commitment dated July 8, 2004 between the Company and Steven Lubbers.

4.31	Employment Agreement made effective January 1, 2005 between the Company and James E.H. Darby.

4.32	Employment Agreement made effective January 1, 2005 between the Company and Douglas R. Halward.

4.33	Employment Agreement made effective January 1, 2005 between CRR (Florida) and James E.H. Darby.

5.	Foreign Patents: Not applicable

6.	Earnings Per Share Calculation:

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

CONSOLIDATED ENVIROWASTE
INDUSTRIES INC.

“Douglas R. Halward”

Per:

Douglas R. Halward, President

DATED: March 30, 2005

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

“Douglas R. Halward”
Date: March 30, 2005

Douglas R. Halward, President & Director

CERTIFICATION ACCOMPANYING PERIODIC REPORT
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Consolidated Envirowaste Industries Inc. (the “Company”) on Form 20-F for the period ending September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Douglas R. Halward, President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

“Douglas R. Halward”
Date: March 30, 2005

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

“James E.H. Darby”
Date: March 30, 2005

James E.H. Darby, Chairman, Chief Executive Officer, Secretary & Director

CERTIFICATION ACCOMPANYING PERIODIC REPORT
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Consolidated Envirowaste Industries Inc. (the “Company”) on Form 20-F for the period ending September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James E.H. Darby, Chairman, Chief Executive Officer and Secretary of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

“James E.H. Darby”
Date: March 30, 2005

James E.H. Darby, Chairman, Chief
Executive Officer & Secretary