Form 20-F
period 2005-09-30
CONSOLIDATED ENVIROWASTE INDUSTRIES INC
filed 2006-04-17
CIK 885986

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:
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
Common Shares, without par value

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s class of capital or common shares as of September 30, 2005: 10,364,699 Common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐         Accelerated filer ☐         Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☑ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
Index to the Exhibits to the Annual Report to September 30, 2005 on Form 20-F is at page 78.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The exchange rate into United States currency of the Canadian dollar as at March 30, 2006 was U.S. $1.00 = Cdn. $1.1609 (See “Selected Financial Data” at page 4).

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this annual report constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general economic conditions, variations in the prices of our products and services, changes in market conditions, actions of competitors, interest rate and foreign currency fluctuations, regulatory changes and other actions by governmental authorities, the ability to implement business strategies and pursue business opportunities, weather conditions and other natural phenomena. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including, among others, those which are discussed under the heading “Key Information — Risk Factors”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable
ITEM 3. KEY INFORMATION
3.A. Selected Financial Data
Set forth in the following table are selected financial data with respect to the Company’s financial condition and results of operations from October 1, 2000 to September 30, 2005. Refer to “Item 5 — Operating and Financial Review and Prospects” for disclosure regarding business acquisitions made by the Company in that period.
The selected financial data have been extracted from, and are qualified by reference to, the financial statements included herein at Item 17. The financial statements for the years ended September 30, 2001, 2002, 2003, 2004 and 2005 as presented comply with Canadian generally accepted accounting principles and have been prepared in Canadian dollars.

Selected Financial Data Under Canadian GAAP

	For the years ended September 30
	2005	2004	2003	2002	2001

Net revenue	$29,051,027	$24,491,757	$21,474,384	$25,258,016	$23,610,612
Income from operations	$1,686,650	$1,708,687	$731,421	$1,284,255	$984,311
Income from continuing operations before income taxes	$1,946,991	$2,030,126	$951,430	$1,796,837	$1,265,862
Net income for the year	$928,371	$828,692	$341,731	$2,148,357	$1,162,919
Income from continuing operations before income taxes per share	$0.19	$0.20	$0.10	$0.18	$0.13
Net income from operations per share	$0.09	$0.08	$0.03	$0.22	$0.12
Diluted net income per share	$0.09	$0.08	$0.03	$0.21	$0.12
Total assets	$20,306,562	$20,642,628	$16,871,494	$15,965,306	$15,138,511
Net assets	$8,156,925	$7,399,554	$6,734,968	$6,262,317	$4,039,213
Capital stock (excluding long-term debt)	$15,488,238	$15,456,513	$15,323,082	$15,316,422	$15,292,047
Number of shares as adjusted to reflect changes in capital	10,335,083	10,176,801	9,987,789	9,949,245	9,913,799
Dividends declared	—	—	—	—	—

Refer to “Item 17 — Financial Statements” for disclosure of the manner in which the financial statements would be modified under United States generally accepted accounting principles (“U.S. GAAP”). If U.S. GAAP were followed, the following items in the Selected Financial Data would be changed as follows:

Selected Financial Data Under U.S. GAAP

	For the years ended September 30
	2005	2004	2003	2002	2001

Net revenue	$29,051,027	$24,491,757	$21,474,384	$25,258,016	$23,610,612
Income from operations	$1,686,650	$1,708,687	$730,171	$1,194,880	$984,311
Income from continuing operations before income taxes	$1,946,991	$2,030,126	$950,180	$1,707,462	$1,265,862
Net income for the year	$928,371	$828,692	$340,481	$2,058,982	$1,162,919
Income from continuing operations before income taxes per share	$0.19	$0.20	$0.10	$0.17	$0.13
Net income from operations per share	$0.09	$0.08	$0.03	$0.21	$0.12
Diluted net income per share	$0.09	$0.08	$0.03	$0.20	$0.12
Total assets	$20,306,562	$20,642,628	$16,871,494	$15,965,306	$15,138,511
Net assets	$8,156,925	$7,399,554	$6,734,968	$6,262,317	$4,039,213
Capital stock (excluding long-term debt)	$15,488,238	$15,456,513	$15,323,082	$15,316,422	$15,292,047
Number of shares as adjusted to reflect changes in capital	10,335,083	10,176,801	9,987,789	9,949,245	9,913,799
Dividends declared	—	—	—	—	—

Exchange Rates
At March 30, 2006, one Canadian dollar, as quoted by Dow Jones Telerate Inc. and other sources at 4 p.m. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), was $0.8614 in U.S. dollars. (Source: The Wall Street Journal)
The following table sets forth the high and low exchange rates between the Canadian dollar and the United States dollar for each month during the most recent six months, together with the average rates for each of the fiscal years ended September 30, 2005, 2004, 2003, 2002 and 2001 calculated by using the average of the exchange rates on the last day of each month during the period. All references in this item are to Canadian dollars.

U.S. Dollar/Canadian Dollar

	Average for the
	Period	Low for the Period	High for the Period

March 2006		$1.1320	$1.1722
February 2006		$1.1379	$1.1577
January 2006		$1.1436	$1.1726
December 2005		$1.1507	$1.1736
November 2005		$1.1656	$1.1960
October 2005		$1.1657	$1.1887
Fiscal Year Ended September 30, 2005	$1.2230
Fiscal Year Ended September 30, 2004	$1.3255
Fiscal Year Ended September 30, 2003	$1.4645
Fiscal Year Ended September 30, 2002	$1.5730
Fiscal Year Ended September 30, 2001	$1.5351

The exchange rates given are the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

3.B.	Capitalization and Indebtedness

Not applicable

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

3.D.	Risk Factors
The following risks have been identified and should be recognized in regard to the business of the Company and its subsidiaries:
-	There is apparently a sufficient supply of raw materials and no major barriers other than capital costs to entry into this marketplace; therefore, the potential level of finished goods supply is flexible. A flexible supply could result in shortages, tending to drive prices upward, or excess supplies, which could drive prices down.

-	From time to time, the Company’s subsidiaries may be required to engage in aggressive price discounting in order to remain competitive in the marketplace. Such discounting may adversely affect revenues.

-	As the organic composting industry matures, the Company’s subsidiaries are likely to face stronger competition from large companies which develop integrated waste management and lawn and garden operations and may possess greater financial and other resources than the Company and its subsidiaries. Additionally, the Company’s subsidiaries may encounter increasing competition for new site locations and acquisition and joint venture candidates.

-	There can be no assurance that any permits necessary for the Company’s growth plans will be granted on a timely basis, if at all. Future changes in governmental policies and regulatory structure, with respect to the environment or otherwise, may cause future increases in the operating costs of the Company and its subsidiaries or otherwise materially adversely affect their business and operations.

-	The lawn and garden products business is highly seasonal. Unexpected production or transportation difficulties occurring at a time of peak production or sales could adversely affect the level of sales to an extent that may not readily be reversed before the end of the primary selling season. In addition, rainy or unseasonably cold weekend weather during the spring tends to reduce purchases of consumer lawn and garden products. Management believes that the growth of the revenues from compost services operations, as well as its diversification into wood waste recycling and the professional lawn and garden product market, should diminish the seasonal fluctuations of, and the impact of poor weather on, the Company’s revenues. Poor weather can have an effect on the Company’s wood waste recycling business by delaying some projects.

-	The Company’s top five packaged product customers represent 80% of total packaged product sales. Recent consolidations in the retail market, vendor consolidation programs by retailers, and competitor consolidations are increasing the concentration of sales to large retailers. The Company derives over 10% of its packaged revenue from each of five customers. The loss of these or any other significant customer would have a negative impact on earnings.
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
1055 West Georgia Street
Vancouver, British Columbia, Canada V6E 3R3
The contact person is:
Douglas R. Halward, President & Director
The Company has 100,000,000 Common shares without par value authorized. At September 30, 2005, the end of the Company’s most recent fiscal year, there were 10,364,699 Common shares issued and outstanding. At March 24, 2006, there were 10,364,699 Common shares issued and outstanding.
The Company’s Common shares trade on the TSX Venture Exchange (“TSX-V”) in Vancouver, British Columbia, Canada under the symbol “CWD”.
The Company’s fiscal year end is September 30th in each year.
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
In June, 1996, the Company acquired all of the outstanding shares of CRR (Florida), a Delaware corporation based in Sarasota, Florida. CRR (Florida) is a major recycler of wood waste to the horticultural and energy markets in the southeastern United States. In October, 1996, the Company purchased, through CRR (Florida), substantially all of the assets of Eagle Sanitation Inc., which operated a wood waste and biomass recycling facility in Brevard County, Florida.
In December, 1997, Envirowaste International acquired all of the outstanding shares of CRR (Georgia) of Atlanta, Georgia. CRR (Georgia) was in the business of collecting and grinding green waste material and wood, composting the raw material into soil, and selling the soil into the landscaping, residential and municipal gardening markets. Following the Company’s June 2004 decision to wind down the operations of CRR (Georgia), it ceased operations on March 31, 2005 and is presently a dormant subsidiary.
In February, 1999, the Company continued the expansion of its United States operations with the acquisition through CRR (Florida) of CCI of Sarasota, Inc., a Sarasota, Florida-based wood waste and biomass recycling company.
Capital Expenditures
During the three years ended September 30, 2005, the Company’s capital expenditures have been focused on its Florida operation. CRR (Florida) has undergone a program of upgrading equipment to maintain the efficiency of its processing fleet, spending $6.2 million on new equipment while disposing of outdated equipment valued at $4.1 million for net additions of $2.1 million utilizing a combination of internal funds, proceeds from the disposition of old equipment, external notes and bank leasing to finance the equipment. It also leased transportation equipment worth $715,000 during the year ended September 30, 2005 in order to exercise more control over the cost of removing processed material from operating sites. The Florida unit purchased a 200-acre parcel of land in April 2005 for approximately $1.9 million, using internal funds and a $735,000 line of credit. The new property, which is in close proximity to Florida’s existing operations, will be used for future strategic business purposes. In March 2004, CRR (Florida) purchased a processing facility, which it had previously rented, for approximately $680,000, utilizing internally generated funds and a $393,000 one-year term note, in order to provide long-term operating stability on the site. The Florida operation acquired a 12-acre parcel of property on May 15, 2002 for $857,000, using internally-generated funds, and, in October, 2004, completed the construction on it of a waste processing facility and new operations/administration premises. Land acquisition and construction costs of $2.8 million were financed by a combination of internally-generated funds and a $1.1 million mortgage on the property and buildings. In the year ended September 30, 2005, CRR (Georgia) disposed of the remainder of its assets for cash and trades on equipment purchased by CRR (Florida). The Abbotsford operation has acquired various items including machinery, computer and office equipment, and packaging plates and artwork totalling $211,000 using leasing and internal funding sources to finance the purchases. The operation also constructed a $93,000 storm water diversion system early in fiscal 2003 from internal funds in conjunction with the issuance of an amended discharge permit for the facility. In the three years ended September 30, 2005, the Winnipeg unit spent approximately $41,000 on new machinery and office equipment using leases and internal funding.
Since September 30, 2005, the Company’s most recent fiscal year end, the Canadian operations, through the Red River unit, purchased various pieces of machinery and equipment valued at $30,000 in anticipation of a long-term supply agreement entered into with one of its customers. CRR (Florida) continued its equipment upgrade program by purchasing $1.7 million in new processing equipment, while generating $909,000 from the proceeds of the sale of older equipment. The difference was financed by bank capital leasing. While the Florida unit will continue to upgrade equipment to maintain optimal operating efficiency as and when needed through commercial lending sources and internal funding, there are no further capital additions contemplated at this time.
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
Effective December 31, 1997, Envirowaste International acquired all of the outstanding shares of Consolidated Resource Recovery, Inc. (“CRR (Georgia)”), based in Atlanta, Georgia, which was in the business of collecting and grinding green waste material and wood, composting the raw material into soil, and selling the soil into the landscaping, residential and municipal gardening markets.
Effective February 16, 1999, CRR (Florida) acquired the business of CCI of Sarasota, Inc., a Sarasota, Florida-based wood waste and biomass recycling operation.
In January, 2002, CRR (Florida) successfully renewed its contract with Seminole County, Florida for its yard and green waste processing. CRR (Florida) anticipates this contract will generate estimated revenues of US$4,460,000 over its five-year term. The contract is one of approximately 18 such contracts with Florida counties and municipalities, most of which are for terms of one to five years, with options to renew. CRR (Florida) operations derive approximately 52% of their revenues from such contracts.
In October, 2005, CRR (Florida) renewed its green waste processing contract with Indian River County on the East Coast of Florida. The renewal consists of a one-year contract with two one-year renewal options. The contract is projected to generate approximately $2.7 million over the three-year period.
The principal markets in which the Company competes are Western Canada and the southeastern United States. Its Canadian operations are primarily concerned with the manufacture and sale of soil amendments, while its United States operations are primarily concerned with wood waste recycling. During fiscal 2004, the Company elected to wind up the operations of CRR (Georgia), which eventually ceased operations in March 2005. As such, the results of its operations are presented as discontinued operations on a comparative basis. Total revenues realized from the Canadian and U.S. operations in the past three fiscal years were as follows:

	Fiscal 2005	Fiscal 2004	Fiscal 2003

Canadian business	$2,807,998	2,858,087	$3,464,537

U.S. business	$26,243,029	$21,633,670	$18,009,847

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
In Canada, approximately 80% of the Company’s sales revenues are derived from direct sales to major retailers, local landscape contractors and other customers from the Company’s plants in Abbotsford and Winnipeg. Another 6% of Canadian sales revenues are represented by soil products produced by the Company and sold to five other companies for sale under their own labels. Ten percent of the Company’s Canadian sales revenues are derived from sales made through a nursery wholesaler. All of the Company’s U.S. business is conducted directly with its customers.
The Company’s top five packaged product customers represent 80% of total packaged product sales. Recent consolidations in the retail market, vendor consolidation programs by retailers, and competitor consolidations are increasing the concentration of sales to large retailers. The Company derives 17% of its total revenue from one customer and no other customers individually represent more than 5% of total sales. Collectively, six customers represent approximately 38% of total sales.
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
The Company has the following subsidiaries:
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

(d)	Consolidated Resource Recovery, Inc. (“CRR (Georgia)”) was incorporated under the laws of Georgia, U.S. on July 26, 1993 under the name “GreenCycle of Georgia, Inc.” and subsequently changed its name effective February 5, 1999 to “Consolidated Resource Recovery, Inc.”. CRR (Georgia) is a wholly-owned subsidiary of Envirowaste International. CRR (Georgia) ceased operations on March 31, 2005 and remains inactive.
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
The following is a description of the encumbrances against the Abbotsford property as at the date hereof:

(a)	Under Answer Garden’s current credit facility with Royal Bank, there was outstanding at September 30, 2005, a revolving demand operating facility of $500,000 and a peak-period revolving demand loan of $250,000.

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
The physical property occupied by the Company’s Red River division is leased on ordinary commercial terms.
In February, 2003, CRR (Florida) commenced construction of a yard waste processing facility and new operations/administrative facilities on the property acquired by it in 2002. The facilities were completed in mid-October, 2003, replacing the previous leased yard waste facility which was nearing full capacity, and outgrown leased operations/administrative facilities which would not accommodate further expansion. Following completion of construction, CRR (Florida) established a US$850,000 three-year term mortgage on the property to replace internal funds utilized during construction.
During fiscal 2004, CRR (Florida) exercised an option to purchase outright a leased waste processing facility on which it operated, which is expected to save the Company approximately $80,000 in annual rental costs. The purchase price of approximately $680,000 was funded with internally generated funds and, initially, with bank lines of credit which were fully repaid in October 2004.
Concurrent with CRR (Florida)’s April 2005 purchase of the nearby 200-acre land parcel, the Company put in place a US$600,000 bank line of credit collateralized by the property, which was due to be repaid in full on March 31, 2006. That line of credit was fully repaid in January 2006.
CRR (Florida) has granted a guarantee and postponement of claim to secure the repayment of loans due to a director and officer of the Company supported by: (a) a general security agreement granting a registered security interest in presently held and after acquired personal property of CRR (Florida), (b) mortgages over two freehold parcels of land in the County of Manatee, in the State of Florida, and (c) a mortgage over a parcel of land in the County of Pinellas, in the State of Florida. The security granted by CRR (Florida) is subordinate to first charge security in favour of Bank of America in the form of a mortgage over one of the Manatee County parcels and a UCC-1 Financing Statement.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for the fiscal years ended September 30, 2005, 2004 and 2003 should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto.
5.A. Operating Results
Overall Results
Year Ended September 30, 2003
Fiscal 2003 revenues from continuing operations of $21,474,384 were down $3.8 million over the prior year. The sharp rise in the value of the Canadian dollar relative to the United States dollar during the last three quarters of the year compared to the same period in the prior year accounted for approximately $1.6 million of the decline, while the remainder can be attributed to the drop in revenue from storm-related activity which occurred in the first quarter of fiscal 2002 and other weather-related factors. The Company maintained its gross margins, reduced its selling expenses (assisted by the benefit of currency translation differences) by over $500,000, and limited the increase in general and administrative expenses to 3.6%. The Company generated $3 million in cash flow from operations while working capital was impacted by the use of internal funds to finance the construction of the new on-site processing facility, shop facility and corporate office building of its Florida subsidiary. While adding new debt for the strategic acquisition of property, plant, and equipment during 2003, the Company benefited from favourable currency translation differences, improving its debt to equity ratio to 1.51:1 in 2003 from 1.55:1 in 2002.
Year Ended September 30, 2004
Revenue from continuing operations increased 14% to $24.5 million in fiscal year 2004 from $21.6 million in 2003. Gross margins improved 4% and net income after tax from continuing operations for the year ended September 30, 2004 nearly doubled to $1,010,030 or $0.10 per share ($0.10 fully-diluted) compared to $530,898 or $0.05 per share ($0.05 fully-diluted) from continuing operations for the fiscal year ended September 30, 2003. The loss from discontinued operations net of tax recoveries was relatively unchanged at $181,338 or $0.02 per share ($0.02 fully-diluted), compared to an after tax loss of $189,167 or $0.02 per share ($0.02 fully-diluted) for the 2003 fiscal year. Overall income after income tax for fiscal year 2004 rose 42% to $828,692 or $0.08 per share ($0.08 fully-diluted).
The improvement in operating results can be largely attributed to our U.S. operations, which had higher sales from a recovering private sector and storm activity late in the year, and improved operational efficiencies. These results were dampened by the continuing rise in the strength of the Canadian dollar compared to its US counterpart and results in our Canadian operations during fiscal 2004 compared to the previous year.
The Company generated $2.2 million in cash flows from operating activities after changes in non-cash working capital items and improved cash and equivalents by more than $1 million for the year ended September 30, 2004 compared to the year ended September 30, 2003. Abnormally high year-end receivable, accounts payable and deferred revenue balances in our U.S. operations from two major storms during the last six weeks of the 2004 fiscal year accounted for a net increase of $143,000 in cash flows resulting from changes in these working capital items compared to the previous fiscal year. Year-end accounts payable and accrued liabilities totals also increased over those of the previous year as a result of higher accrued incentive compensation commensurate with our improved operational results for the year. Other increases in 2004 cash flows originating from changes in working capital compared to 2003 can be attributed to a reduction in inventories to match lower demand in our Canadian operations and a $174,000 addition to current liabilities representing new repayment terms from the consolidation of a director’s loans during fiscal 2004. Cash and cash equivalents were replenished during fiscal year 2004 compared to 2003, when the Company used internally generated funds to construct its Florida facility.
Year Ended September 30, 2005
Strong performance from the CRR (Florida) operation and the shutdown of the CRR (Georgia) operation (presented as discontinued operations) contributed to the Company’s improved results in 2005. The Company recorded a 12% increase in net income to $928,371 or $0.09 per share ($0.09 per share diluted) for fiscal year 2005, compared to $828,692 or $0.08 per share ($0.08 per share diluted) for fiscal year 2004.
Private sector demand, storm-generated revenue earlier in the year, and continued revenue growth in the Company’s Florida unit increased overall revenues for the year ended September 30, 2005 by 19% to $29.1 million from $24.5 million for fiscal year 2004 in spite of the continued strengthening of the Canadian dollar. The revenue increase was offset by higher operating costs caused by rising fuel prices incorporated into manufacturing overheads and transportation costs in cost of sales. The loss of margin resulted in a slight decline in operating income from continuing operations before other income of $22,000 to $1,686,650 in 2005 compared to $1,708,687 for 2004. Lower gains on asset dispositions and higher income taxes for fiscal 2005 resulting from larger loss carry-forwards available for use by our U.S. segment in 2004 contributed to lower net income after income taxes from continuing operations of $904,372 or $0.09 per share ($0.09 per share diluted), compared to $1,010,030 or $0.10 per share ($0.10 per share diluted) for the year ended September 30, 2004.
The Company recorded net income after income taxes of $23,999 for the year ended September 30, 2005 from its discontinued Georgia operations (which ceased operations in mid-2005), compared to an after-tax loss of $181,338 for fiscal 2004.
In fiscal year 2005, the Company continued to generate strong cash flows from operations after changes in working capital of $2.9 million (2004: $4.4 million), and reduced long-term portions of long-term debt and loans payable during 2005 by $1.2 million compared to an increase in long-term portions of debt and loans payable of approximately $141,000 in 2004. The Company spent approximately $2.9 million (2004: $4 million) net of proceeds on the acquisition of property, plant and equipment (primarily in its Florida operations) and, in doing so, increased both the current and long-term portions of obligations under capital leases as a preferred method of financing over fiscal year 2004 levels. Higher annual net income and debt reduction continued to improve the Company’s balance sheet in fiscal year 2005.
U.S. Operations
Because CRR (Georgia) was a significant source of operating losses in prior years, during the last quarter of fiscal 2004, the Company elected to cease operations in CRR (Georgia) once it fulfilled its contractual commitments midway through the 2005 fiscal year. Accordingly, the results of the Georgia unit are shown separately as discontinued operations on a comparative basis.
Year Ended September 30, 2003
In fiscal year 2003, CRR (Florida) completed construction of new processing facilities at one of its major Florida operating sites and anticipated moving into nearly-completed shop and office facilities. Less positively, it was required to make adjustments to its operations as a result of lower revenues resulting from less volatile winter weather patterns, and to seek new business in an uncertain economy to replace revenue from a major project completed in fiscal 2002. Although fiscal year 2003 revenues fell by approximately US$1,338,000 (or 10%) compared to fiscal year 2002 levels, CRR (Florida) managed a slight improvement in its gross margin percentage over 2002. To further enhance the long-term profitability of the Florida unit, management initiated a project in the latter half of fiscal year 2003 to replace contracted haulers with its own equipment to reduce and take better control over the costs of disposing of and transporting materials from its processing sites. This cost savings, together with favourable year-on-year currency translation differences, achieved the desired effect of reducing transportation costs.
As anticipated, net earnings were affected by the Company’s U.S. operation’s return to a taxable position in fiscal 2003 following the favourable impact of income taxes recovered from the recognition of prior year losses in fiscal 2002. The U.S. operations continued to generate strong cash flow for the Company in fiscal 2003. The Company’s Florida-based unit took a major step forward in 2003 by regaining a significant contract under more favourable terms on Florida’s East Coast, marking its return to that area’s market for the first time in approximately two years.
Year Ended September 30, 2004
Florida derives revenue from tipping and processing fees under long-term municipal contracts and shorter-term private work, as well as the bulk sale of processing residues from some sites. More lucrative revenues from the recovering private sector, new long-term contracts, and increased storm activity in the southeast United States were prime factors that drove increases in fiscal 2004 revenues (up 20% to $21.6 million from $18 million), gross margin percentage (up 4.5%) and net after-tax income (up 97% to $1.6 million from $796,000) in terms of Canadian funds compared to fiscal 2003. The effect of currency translation overshadowed larger increases in terms of U.S. funds as the Canadian dollar rose an average of nearly 9% during the year ended September 30, 2004 compared to the year ended September 30, 2003. In terms of U.S. dollars, sales rose 32% and after-tax net income from continuing operations rose 116% from $546,000 for fiscal 2003 compared to $1,178,000 in 2004. Currency translation differences between the two fiscal years had the effect of reducing the revenue increase by almost C$2.2 million dollars, net earnings from continuing operations by approximately C$149,000, and overall net earnings including discontinued operations by about C$135,000. The Company estimates that for every $0.10 change in the Canadian dollar versus its U.S. counterpart, revenue is affected by approximately C$1.6 million and net after-tax earnings by about C$103,000 or $0.01 per share ($0.01 fully diluted).
Input costs such as labour, fuel, equipment rent and amortization, and equipment maintenance all increased at rates in line with revenue increases in fiscal 2004. Transportation costs to remove processing residues from sites — the majority of U.S. selling costs — fell in relation to the sales increase, as the Company continued to see benefits from ownership of transportation equipment it purchased during the latter part of fiscal 2003. Administrative costs for fiscal 2004 were proportionate to sales compared to the prior year.
Better operational performance in 2004 translated into higher cash flows from operations after changes in working capital items from the Company’s U.S. operations. Cash flows increased by C$1,367,000 (US$1,060,000) to C$3.9 million (US$2.5 million) in fiscal 2004, compared to C$2.6 million (US$1.4 million) in the prior year. As previously indicated, higher year-end receivable, payable and deferred revenue balances from storm activity late in the year compared to those at September 30, 2003 aided this cash flow increase. Another component of this increase was a C$388,000 (US$378,000 based on differing exchange rates at the year-ends) change in future income tax balances at September 30, 2004 versus those at September 30, 2003, arising out of timing differences between book and tax amortization compared to similar changes in year-end balances in the prior year. The majority of this change comes from timing differences between book and tax amortization from accelerated depreciation rates for tax purposes on newly-acquired equipment. Following property and equipment acquisitions and financing mentioned above, together with a C$483,000 (US$418,000) increase in advances from the Canadian operations, cash and cash equivalents at September 30, 2004 stood at C$2.8 million (US$2.2 million), an increase of C$1.2 million or just over US$1 million compared to cash and cash equivalents of C$1.6 million (US$1.2 million) at September 30, 2003. The US operations’ working capital increased by C$987,000 to C$2,939,000 at September 30, 2004 and it had a working capital ratio of 1.7:1 compared to C$1,952,000 and 1.7:1, respectively, at September 30, 2003. Debt to equity at the year-end, including amounts owed to the parent Company, was 1.26:1 at September 30, 2004 compared to 1.14:1 at September 30, 2003 as debt levels rose slightly more than equity after the effect of a C$302,000 drop in the cumulative unrealized foreign exchange gain component of equity.
Year Ended September 30, 2005
During the 2005 fiscal year, CRR (Florida) revenue from tipping and processing fees increased 21% over fiscal 2004 levels to $25,184,852, overshadowing real growth of 31% in terms of U.S. dollars, again showing the effects of the rising Canadian dollar on the translation of revenues over the two years. CRR (Florida) saw increases in all aspects of its sales including municipal operating site, private sector and storm-related revenue sources. Increases in input costs such as labour and benefits were below sales growth levels. Fuel prices were 69% higher than in fiscal 2004. Rising fuel prices had a trickle-down effect on two other significant input costs — equipment maintenance and material removal transportation. The effect on transportation costs was mitigated somewhat by the use of the Company’s own transport equipment. These higher input costs eroded CRR (Florida)’s margins by approximately 4.7% compared to 2004. CRR (Florida) had increases in selling and administrative costs of approximately 4% in dealing with the increased volume, but posted a 5.6% gain in operating income and a 3.7% increase in after-tax earnings from continuing operations for the year ended September 30, 2005 compared to fiscal 2004.
The Company realized a small after-tax gain of approximately $24,000 during fiscal 2005 from the closure of its CRR (Georgia) operation, compared to a loss of $181,338 in fiscal 2004.
With higher net income from continuing operations and the gain on the Georgia operation’s closure compared to the loss in the prior year, the U.S. operations posted a 19% increase in net after-tax income of $1,646,545 (US$1,341,991) for fiscal 2005 compared to $1,383,022 (US$1,044,560) for fiscal 2004. The U.S. operations continued to generate strong cash flows ($3.4 million) from operations after changes in working capital items in fiscal 2005. This compared to just over $4 million for fiscal 2004. Significant changes in accounts receivable, accounts payable and accruals, deferred revenue working capital items associated with high storm activity close to the 2004 fiscal year-end compared to fiscal 2005 contributed to this difference, as did changes in future income tax amounts at the two balance sheet dates when compared to the prior years. The most significant item in property, plant and equipment acquisitions made during the 2005 fiscal year was the 200-acre parcel of land purchased by CRR (Florida) in April 2005 for approximately $1.9 million (US$1.5 million), which was financed by a new $735,000 (US$600,000) line of credit repayable on or before March 31, 2006 and internal funds. The property, which is in close proximity to CRR (Florida)’s existing operations, will be used for future strategic business purposes. CRR (Florida) also purchased transportation and other equipment utilizing a combination of internal funds, collateralized notes and capital leases. CRR (Florida) repaid high-rate long-term debt notes early in fiscal 2005, thereby reducing overall long-term debt (both current and long-term portions) by approximately $867,000, while increasing capital lease obligations by $265,000 with the acquisition of new equipment. The U.S. operations’ working capital declined by $1.3 million to $1,626,000 at September 30, 2005 compared to $2,939,000 at September 30, 2004, reflecting the Company’s use of internal funds to finance the property acquisition. The Company’s debt to equity ratio was 0.88:1 at September 30, 2005, compared to 1.26:1 at September 30, 2004.
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
Year Ended September 30, 2003
With the amendment of the discharge permit for our Abbotsford, British Columbia location in 2002, the Company moved forward early in fiscal 2003 with the construction of a storm water diversion system. Revenue, down approximately $395,000 (10%) in fiscal 2003 from fiscal 2002 levels, was affected by varying weather patterns — from warm, mild fall/winter conditions and a wet spring, to the summer’s extreme heat and drought in Western Canada — as well as competitive pressures from vendor consolidation in the packaged soil markets. Early-year revenue gains were sustained as bulk and tipping revenue improved, while packaged products revenues declined 12% from the previous year. This, in turn, had negative effects on margins, selling costs, net earnings, cash flows and working capital in the Canadian units as we adjusted operations to core operating levels.
Year Ended September 30, 2004
While severe weather patterns aided the U.S. operations in fiscal 2004, they had the opposite effect on the Company’s Canadian operations. Revenue was down approximately $704,000 (20%) from fiscal 2003 levels. Weather patterns — from warm, mild fall/winter conditions and a wet spring, to the summer’s heat and drought in British Columbia similar to 2003, offset by a wet and cold growing season on the Canadian Prairies and Eastern Ontario — and competitive pressures from continued vendor consolidation in the retail soil market reduced packaged product sales. Early-year revenue gains were sustained as bulk and tipping revenue improved, while packaged products revenues declined 29% from the previous year. This, in turn, had negative effects on margins, selling costs, net earnings, cash flows and working capital in the Canadian units, which continued to operate at core levels.
Year Ended September 30, 2005
The 11.5% increase in bulk revenue for fiscal 2005 over fiscal 2004 levels is attributable to improved demand by the local landscaping trade in our Abbotsford unit. Revenue from packaged products was slightly lower (3.8%) for the year ended September 30, 2005 compared to fiscal 2004, reflecting weaker demand in the Canadian Prairies caused by inclement weather during the spring and summer growing seasons as the Canadian operations continued to operate at core levels. The Abbotsford unit continues to operate within the guidelines established by the British Columbia Ministry of Water, Land and Air Protection.
5.B.	Liquidity and Capital Resources
Over a period of several years and until approximately four years ago, the Company was heavily dependent on the provision of working capital by key shareholders. By loan agreements, as amended, between the Company and James Darby, one of its directors and officers, the Company had borrowed a total of $2,247,825 as at September 30, 2005 to meet the Company’s working capital requirements. In addition, the Company provided Mr. Darby with a guarantee and postponement of claim supported by a registered charge on the assets of the Company’s U.S. subsidiaries, and agreed to repay him an amount equal to 10% of the Company’s annual consolidated pre-tax profit on or before February 28 of the following year. The Company repaid approximately $174,000 of the principal in keeping with that commitment in fiscal 2005. The Company had also borrowed funds from another officer and director, Douglas Halward, for working capital purposes and repaid approximately $64,000 to the director in principal and accrued interest in fiscal 2005 to fully retire his outstanding loans. In addition to these loans, on April 1, 1999, the Company borrowed $300,000 from a shareholder, repaying $150,000 of the loan on October 22, 2002, and repaying the remaining portion in full during fiscal 2005. The principal balance of the remaining loan is repayable on demand, bearing interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. The loan is secured by a charge on the assets of the Company and a guarantee by its subsidiary, Answer Garden, supported by a charge on its assets, including a mortgage over its Abbotsford, B.C. property. The loan is subrogated to the Royal Bank of Canada debt. While the terms of repayment of the remaining loan are on a demand basis, the lender is restricted in calling for repayment of the loan should such repayment violate certain financial covenants with the Company’s principal banker.
During 2002, the Company’s subsidiary, Answer Garden, established new lending facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”— September 30, 2005: 4.5%) plus 1.5% per annum, and a peak period revolving demand loan of $250,000 bearing interest at RBP plus 2% per annum. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors. The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. As at September 30, 2005, borrowings outstanding on the operating lines of credit were $380,000 and the Company was in compliance with all covenants.
During 2002, CRR (Florida) established credit facilities with a U.S. lender, and has since expanded these facilities to include the following:
Equipment leasing — US$3,898,000 encompassing seven five-year leases entered into during the period from May, 2002 to September, 2004 with fixed interest rates ranging from 5.25% to 7.395%, repayable in monthly instalments of US$75,995 including interest, secured by the related equipment. During the first quarter of fiscal 2005, the Company disposed of one of the pieces of equipment which had a monthly payment of US$7,864, and repaid the related US$268,000 lease obligation. In the first quarter of 2006, CRR (Florida) purchased three new pieces of processing equipment, financed by three additional capital leases totalling $1,519,000 including a US $359,000 repayment of an existing lease with the disposal of one piece of equipment. The leases bear interest at fixed rates of between 7.39% to 7.511%, repayable in 60 monthly instalments of US$30,428 including interest, secured by the related equipment. The repaid lease had monthly instalments of US$8,909 including interest at 6.09% per annum;
Mortgage — US$850,000, established on March 13, 2003 as construction financing for the new processing/operations/administrative facilities, culminating in a mortgage established on October 11, 2003 with a fixed interest rate of 5.95% over a three-year term, repayable in monthly instalments of US$25,237 including interest, secured by a first charge on the property and the assets of CRR (Florida);
Line of Credit — US$300,000 established on February 19, 2004 with a floating interest rate at the 30-day London Interbank Offered Rate plus 350 basis points (“LIBOR”— February, 2005: 2.6895%). Interest was payable monthly and the principal was repayable in full on February 28, 2005. The Company fully utilized the line during fiscal 2004 to exercise its option to purchase its leased operating site and, in October, 2004, the Company repaid the line in full;
Line of Credit — US$600,000 established on April 22, 2005 with a floating interest rate at the 30-day LIBOR Rate plus 350 basis points (February, 2006 — 4.631%). Interest is payable monthly and the principal is repayable in full on March 31, 2006. The Company fully utilized the line during fiscal 2005 to purchase the 200-acre land parcel. That line of credit was repaid in full in January 2006.
The credit facilities are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to worth and are guaranteed by the Company, Envirowaste International and CRR (Georgia). At September 30, 2005, principal outstanding on the mortgage/construction facility was Cdn$395,797. The US$600,000 line of credit facility was fully drawn at September 30, 2005, translated at the balance sheet rate on that date as Cdn$697,650. Principal outstanding at September 30, 2005 under the equipment leases totalled US$2,451,568 (Cdn$2,850,561). At September 30, 2005, CRR (Florida) was in compliance with or had obtained a waiver in respect of all covenants.
Operating results over the three years ended September 30, 2005 have provided the Company with strong cash flows from operations after changes in working capital, ranging from $2.5 million in fiscal 2003 to a high of $4.4 million in fiscal 2004 and $2.9 million in fiscal 2005, which has provided working capital, allowed the Company to pay down debt, and improved the Company’s balance sheet. The winter is traditionally a low point in the Company’s cash flow cycle, since wet weather tends to have a negative effect on both demand for consumer lawn and garden products and conditions for wood-waste recycling. Cash flow traditionally improves in the spring.
At September 30, 2005, the Company had $843,800 in working capital, down from a high of $2.2 million in fiscal 2004, which resulted from internal funds utilized to purchase the 200-acre land parcel and the later occurrence of storm activity in 2005. In management’s opinion, its working capital is sufficient for its present requirements.
The Company’s debt to equity ratio has improved over the three years ended September 30, 2005 from a ratio of 1.51:1 (September 30, 2003) to 1.79:1 (September 30, 2004), to 1.49:1 at September 30, 2005, which should provide the Company with greater access to capital markets.
Because the Company now operates and expects to operate only in Canada and the United States, management expects that inflation will cause only a moderate increase in its operating costs over time, and that such increases will be compensated for by similar increases in its revenues from tipping fees, the sale of fertilizer products, and waste management services.
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
During fiscal 2004, the Company completed negotiations with one of its directors to consolidate and secure his loans. The Company agreed to provide him with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries, and in conjunction with this agreement, issued 100,000 Common shares as a bonus for his continued financial support. In addition, the Company increased its share capital by $31,725 through the exercise of 117,500 outstanding options held by directors and employees.
5.C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

5.D.	Trend Information
In the opinion of management, the continued strength of the Canadian dollar against its U.S. counterpart will continue to have a detrimental effect on comparative consolidated revenue and, to a lesser extent, net earnings in the first two quarters of 2006, and is expected to level off during the latter half of fiscal 2006 as comparative exchange rates become similar to those of the prior periods.

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
5.E.	Off-Balance Sheet Arrangements

Not applicable.

5.F.	Tabular Disclosure of Contractual Obligations

	Payments due by period
		less than 1			more than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Long-Term Debt Obligations	$2,971,411	$1,636,368	$1,257,832	$77,211	$0
Capital (Finance) Lease Obligations	$2,978,450	$817,614	$1,880,240	$280,596	$0
Loans Payable	$2,247,825	$198,389	$0	$0	$2,049,436
Operating Lease Obligations	$4,562,134	$1,942,975	$2,619,159	$0	$0
Purchase Obligations	$1,350,739	$123,512	$690,048	$397,837	$139,342

Total	$14,110,559	$4,718,858	$5,485,559	$1,717,364	$2,188,778
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.	Directors and Senior Management

Name & Position with Company	Age	Term of Office

Douglas R. Halward(1)(3)	50	Director - May 15, 1986 to date
Director & President		President - August 3, 1989 to date

James E.H. Darby(3)	58	Director - July 12, 1991 to date
Director, Secretary, Chairman & Chief		Secretary - January 24, 1992 to date
Executive Officer		Chairman & Chief Executive Officer--
		July 11, 2001 to date

Richard J.M. Chase(1)(2)(3) Director	67	Director - August 3, 1989 to date

Derrick M.J. Rolfe(1)(2) Director	52	Director - September 24, 1996 to date

NOTES:
(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Environmental Committee.

DOUGLAS R. HALWARD is the President and a director of the Company and is employed by the Company on a full-time basis pursuant to a formal employment agreement. See “Item 6.B. Compensation — Termination of Employment, Change in Responsibilities and Employment Contracts”. Since 1986, Mr. Halward has been actively involved in all aspects of the Company’s business. In addition to his position as President and a director of the Company, Mr. Halward is also President and a director of Answer Garden. Prior to founding the Company, Mr. Halward enjoyed a successful 14-year career as a professional hockey player in the National Hockey League.
JAMES E.H. DARBY is the Chairman, Chief Executive Officer, Secretary and a director of the Company and is employed by the Company on a full-time basis pursuant to a formal employment agreement. See “Item 6.B. Compensation — Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Darby is also the Chief Executive Officer of CRR (Florida). A director of the Company since July 12, 1991, Mr. Darby was formerly the President and Chief Executive Officer of First Memorial Funeral Services Group, an officer of Service Corporation International (Canada), and a director of The Cremation Association of North America.
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
All of the directors were re-elected at the Annual General Meeting held on March 24, 2006. All the directors serve until the next Annual General Meeting of Shareholders, which is required to be held on or before March 31, 2007, or until their successors are appointed. Officers are appointed by the Board of Directors and serve at the pleasure of the Board.
No director or senior officer has been the subject of any order, judgment or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.

In 1999, while Derrick Rolfe was a director of that issuer, Philip Services Corp. filed a plan of reorganization under the Companies’ Creditors’ Arrangement Act (Canada) and in the United States under Chapter 11 of the U.S. Bankruptcy Code.
There are no family relationships among any of the Company’s directors or senior management.

6.B.	Compensation
The following table sets forth all compensation paid in respect of the individuals who were, at September 30, 2005, the Chief Executive Officer of the Company, the acting Chief Financial Officer of the Company and the two other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial year ended September 30, 2005 (the “Named Executive Officers”).
Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
						Shares or
					Securities	Units
				Other Annual	Under	Subject to	Long Term	All Other
Name and				Compen-	Options	Resale	Incentive	Compen-
Principal		Salary	Bonus	sation	Granted	Restrictions	Plan Payouts	sation
Position	Year	($)	($)	($)	(#)	($)	($)	($)

James E.H.Darby	2005	188,175	136,517	Nil	Nil	Nil	Nil	Nil
Chief Executive Officer of the	2004	181,514	144,713	Nil	Nil	52,000 (1)	Nil	Nil
Company	2003	274,138	Nil	Nil	Nil	Nil	Nil	Nil

Wade McIvor Acting Chief	2005	48,340	12,000	Nil	Nil	Nil	Nil	Nil
Financial Officer	2004	47,040	12,000	Nil	Nil	Nil	Nil	Nil
of the Company	2003	47,820	8,000	Nil	Nil	Nil	Nil	Nil

Douglas R. Halward	2005	140,023	136,517	Nil	Nil	Nil	Nil	Nil
President of the	2004	126,708	144,713	Nil	Nil	Nil	Nil	Nil
Company	2003	127,559	Nil	Nil	Nil	Nil	Nil	Nil

Steven Lubbers	2005	145,893	49,787	Nil	Nil	Nil	Nil	29,400 (2)
Vice-President,	2004	158,100	59,496	Nil	60,000 (3)	Nil	Nil	Nil
Operations of	2003	171,133	17,070	Nil	Nil	Nil	Nil	Nil
Consolidated Resource Recovery, Inc. (Florida)

NOTES:
(1)	100,000 bonus shares were issued to Mr. Darby on February 10, 2004 in consideration for continued financing support. The closing market price of the Company’s Common shares on the date of issue was $0.52 per share. The shares issued to Mr. Darby were subject to a four-month hold period that expired on June 11, 2004.

(2)	This amount represents the aggregate dollar value of the difference between the stock option exercise price and the market price of the Company’s shares on the TSX-V on February 15, 2005, being the date the stock option was exercised.

(3)	This option vested as to 40,000 shares on December 31, 2005 and will vest as to 20,000 shares on December 31, 2006, provided that Mr. Lubbers is employed by Consolidated Resource Recovery, Inc. (Florida) on that date.

Stock Options
No stock options were granted to the Named Executive Officers during the fiscal year ended September 30, 2005.
The following table sets forth details of each exercise of stock options during the fiscal year ended September 30, 2005 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:
Aggregated Option Exercises During the Most Recently Completed Fiscal Year
and Fiscal Year-End Option Values

Value of
Unexercised in-the-
			Unexercised	Money Options at
	Securities		Options at FY-End	FY-End(1)
	Acquired on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

James E.H. Darby	Nil	N/A	190,000(2)	$64,600
			(Exercisable)	(Exercisable)

Wade McIvor	Nil	N/A	10,000(3)	$3,400
			(Exercisable)	(Exercisable)

Douglas R. Halward	Nil	N/A	190,000(4)	$64,600
			(Exercisable)	(Exercisable)

Steven Lubbers	105,000	$29,400	90,000(5)	$20,200
			(50,000 –	(Exercisable) &
			Exercisable & 40,000-	$20,000 (Unexercisable)
Unexercisable)

NOTE:

(1)	Based on the closing price of $0.94 per share for the shares of the Company on September 30, 2005.

(2)	Stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(3)	Stock option to purchase 10,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(4)	Stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(5)	Stock option to purchase 30,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years and stock option to purchase 60,000 shares at $0.44 per share granted on July 8, 2004 for a term of five years. The stock option to purchase 60,000 shares vested as to 20,000 shares on each of December 31, 2004 and December 31, 2005 and will vest as to 20,000 shares on December 31, 2006, provided that Mr. Lubbers is employed by Consolidated Resource Recovery, Inc. (Florida) on December 31, 2006.

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
The Company’s wholly-owned subsidiary, Consolidated Resource Recovery, Inc. (Florida) (“CRR”), has in place an employment agreement made effective January 1, 2004 with Steven Lubbers, the Vice-President, Operations of CRR, for an indefinite term. This contract provides for a salary of US$10,000 per month, for the payment by the Company in its sole discretion of one or more bonuses at such times as the Company may deem advisable, and for the payment by the Company of a severance allowance in an amount equal to Mr. Lubbers’s then-current annual salary if Mr. Lubbers’s employment is terminated without cause within one year after a change in control of ownership or management of the Company.
Each of these agreements also includes confidentiality and non-competition provisions.
Compensation of Directors
The Company has historically had no arrangements for cash or non-cash compensation to directors of the Company, other than the Named Executive Officers (the “Other Directors”), except stock options. However, effective January 1, 2005, the Company began paying the Other Directors a quarterly retainer of $1,000. During the fiscal year ended September 30, 2005, other than the quarterly retainer, no compensation was paid, and no stock options were granted to, or exercised by, the Other Directors.

6.C.	Board Practices

6.C.1.	Terms of Office
The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the Board of Directors. The Company held its 2006 Annual General Meeting on March 24, 2006. Refer to Item 6.A.

6.C.2.	Directors’ Service Contracts
See “Item 6.B. Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts”.

6.C.3.	Board of Director Committees
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
As of February 28, 2006, the Company had 113 employees, including three members of senior management. 23 of the employees and two members of senior management operate out of Canada and 88 employees and one member of senior management operate out of the United States. The following table lists the average number of employees during each of the fiscal years ended September 30, 2005, 2004 and 2003:

	No. of Employees for the Years Ended September 30
	2005	2004	2003

Canada	21	24	22

United States	87	72	72

6.E.	Share Ownership
The following table lists, as of March 20, 2006, directors and senior management who beneficially own the Company’s voting securities, consisting solely of Common shares, and the percentage of the Company’s voting securities owned by the directors and senior management as a group.

Name	No. of Shares		Percentage of Class(1)

Douglas R. Halward	703,825	(2)	6.79	%(2)

James E.H. Darby	1,127,434	(3)	10.88	%(3)

Richard J.M. Chase	122,683		1.18%

Derrick M.J. Rolfe	15,000		0.14%

Steven Lubbers	112,500		1.09%

Total	2,081,442		20.08%

NOTE:

(1)	Based on 10,364,699 shares outstanding as of March 20, 2006.

(2)	Mr. Halward’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over, a further 588,955 Common shares; as a result, Mr. Halward and his associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over, a total of 1,292,780 Common shares, representing 12.5% of the outstanding shares of the Company.

(3)	Mr. Darby’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over, a further 769,196 Common shares; as a result, Mr. Darby and his associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over, a total of 1,896,630 Common shares, representing 18.3% of the outstanding shares of the Company.
Stock Options
As at March 27, 2006, the following director and employee stock options to purchase a total of 636,500 shares of the Company’s Common stock are outstanding:

Name/Title	No. of Shares	Exercise Price	Expiry Date

James E.H. Darby (Director)	190,000	$0.60	March 14, 2007

Douglas R. Halward (Director)	190,000	$0.60	March 14, 2007

Derrick M.J. Rolfe (Director)	22,500	$0.60	March 14, 2007

Steve Trotter (Employee)	60,000	$0.60	March 14, 2007

Vic Lesser (Employee)	10,000	$0.60	March 14, 2007

Wade McIvor (Employee)	10,000	$0.60	March 14, 2007

Steve Lubbers (Employee)	30,000	$0.60	March 14, 2007

Lael Todesco (Former Employee)	50,000	$0.60	November 29, 2006

Glen Routley (Employee)	2,000	$0.60	March 14, 2007

Martin Moser (Employee)	2,000	$0.60	March 14, 2007

Name/Title	No. of Shares	Exercise Price	Expiry Date
Bill Rice (Employee)	2,000	$0.60	March 14, 2007

Randy Mayer (Employee)	2,000	$0.60	March 14, 2007

Robert Cripps (Employee)	2,000	$0.60	March 14, 2007

Randy Miller (Employee)	2,000	$0.60	March 14, 2007

Hazel Rogers (Employee)	2,000	$0.60	March 14, 2007

Steve Lubbers (Employee)(1)	60,000	$0.44	July 7, 2009

NOTE:

(1)	This option vested as to 20,000 shares on each of December 31, 2004 and December 31, 2005 and will vest and may be exercised as to 20,000 shares on December 31, 2006, provided that Mr. Lubbers is employed by the Company’s indirect subsidiary, Consolidated Resource Recovery, Inc., on December 31, 2006.
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
At March 20, 2006, to the best of the Company’s knowledge, the following persons owned beneficially more than 5% of the Company’s outstanding Common stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class(1)

Common	RBC Equity Investments Inc.	1,624,666	15.67%

Common	James E.H. Darby	1,127,434	10.88%

Common	Douglas R. Halward	703,825	6.79%

Common	Elizabeth Darby	769,196	7.42%

Common	Cynthia Halward	588,955	5.68%

NOTE:

(1)	Based on 10,364,699 shares outstanding as of March 20, 2006.
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
At February 20, 2006, according to the records maintained by the Company’s registrar and transfer agent, there were 146 shareholders of the Company of record having addresses in the United States holding a total of 640,484 shares, representing approximately 6.18% of the outstanding Common shares. The Company is not aware of any trading market for its securities in the United States.
To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other person.

To the best of the Company’s knowledge, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

7.B.	Related Party Transactions
Employment Agreements with Douglas R. Halward and James E.H. Darby
See “Item 6.B. Termination of Employment, Change in Responsibilities and Employment Contracts” above for details regarding the entering into by the Company with Messrs. Halward and Darby of employment agreements made January 1, 2005.
Loan Consolidation – James E.H. Darby
James E.H. Darby, a director, officer and shareholder of the Company, has outstanding shareholder loans due to him from the Company totalling $2,247,825 as at September 30, 2005, such amounts having been advanced between January, 1999 and March, 2005. As a condition of its credit facility with the Royal Bank of Canada (“RBC”), the Company negotiated with Mr. Darby a postponement of claim in favour of RBC in respect of all of his shareholder loans. As a condition of providing the postponement, Mr. Darby required the Company to consolidate his loans under a single secured loan agreement. The Company and Mr. Darby entered into an agreement made effective October 1, 2003 (the “Loan Consolidation Agreement”), under which Mr. Darby’s shareholder loans bear interest at the RBC’s prime rate plus 3 1/2 percent. The Company has agreed to make principal repayments in the amount of 10 percent of the Company’s pre-tax profits for each year by February 28th of the subsequent year. The principal sum repayable by February 28, 2006 in respect of fiscal 2005 is $198,389, of which $70,414 was paid on January 12, 2006 and the balance of $127,975 will be paid during the remainder of fiscal 2006 (Mr. Darby having waived the Company’s requirement to pay the remaining balance on or before February 28, 2006). The entire principal amount of Mr. Darby’s shareholder loans is repayable on demand, provided that Mr. Darby is prohibited from demanding or accepting repayment of his loans at any time at which the Company is, or will be as an immediate result of such repayment, in breach of its credit facility covenants to its principal banker.
During the fiscal year ended September 30, 2005, no director or officer or any associate of any director or officer was indebted to the Company, and there were no transactions, except in respect of loans to the Company, between the Company and any related party.
During the period from September 30, 2005 to February 28, 2006, the Company had the following transactions with related parties:

Management remuneration	$147,967
Interest and loan fees	$87,384
Directors’ fees	$2,000

7.C.	Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information
The Company’s consolidated financial statements for the years ended September 30, 2005, 2004 and 2003 as presented comply with Canadian generally accepted accounting principles and are presented in Canadian Dollars (CDN$). The modifications necessary in order for these financial statements to conform to U.S. generally accepted accounting principles are set forth in Section 20 of the Notes to the financial statements.
The consolidated financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Ernst & Young LLP, independent registered Public Accountants, is included herein immediately preceding the financial statements.
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
The Company’s Common shares currently trade on the TSX Venture Exchange under the symbol “CWD”. The TSX-V is the successor to the Canadian Venture Exchange, the former trading market for the Company’s Common shares. The following table sets forth the low and high sales prices for the Company’s Common shares on the TSX-V and the Canadian Venture Exchange for the last six months, the last nine fiscal quarters and the last five fiscal years.

Period Ended	Low	High

Monthly
March 31/06	$0.75	$0.80
February 28/06	$0.72	$0.90
January 31/06	$0.70	$0.85
December 31/05	$0.79	$0.80
November 30/05	$0.78	$0.90
October 31/05	$0.78	$0.94

Quarterly
March 31, 2006	$0.70	$0.90
December 31/05	$0.78	$0.94
September 30/05	$0.65	$0.94
June 30/05	$0.65	$1.00
March 31/05	$0.55	$1.04
December 31/04	$0.50	$0.71
September 30/04	$0.50	$0.74
June 30/04	$0.54	$0.60
March 31/04	$0.52	$0.56

Yearly
September 30/05	$0.50	$1.04
September 30/04	$0.50	$0.74
September 30/03	$0.50	$0.80
September 30/02	$0.35	$1.10
September 30/01	$0.08	$0.40

9.A.5.	Not applicable

9.A.6.	Not applicable

9.A.7.	Not applicable

9.B.	Plan of Distribution

Not applicable

9.C.	Markets
The Common shares of the Company trade on the TSX-V in Canada. Refer to Item 9.A.4.

9.D.	Selling Shareholders

Not applicable

9.E.	Dilution

Not applicable

9.F.	Expenses of the Issue

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association
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
Alteration of Share Rights
The rights of holders of issued shares of the Company may be altered only with the approval of the holders of two-thirds or more of the shares of the Company voted at a meeting of the shareholders of the Company called and held in accordance with applicable law.
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
Other than contracts entered into in the ordinary course of business and those disclosed elsewhere in this Annual Report, the Company has not entered into any material contracts within the past two years except as follows:
(a)	Acknowledgement and Confirmation Agreement dated February 10, 2004 between the Company and addressed to James E.H. Darby;

(b)	Guarantee and Postponement of Claim dated February 10, 2004 given by Answer Garden to James E.H. Darby;

(c)	Acknowledgement and Confirmation Agreement dated February 10, 2004 executed by Answer Garden and addressed to James E.H. Darby;

(d)	Mortgage dated February 10, 2004 given by Answer Garden to James Edward Hargraves Darby;

(e)	Acknowledgement of Standard Mortgage Terms dated February 10, 2004 executed by Answer Garden;

(f)	Guaranty and Subordination Agreement dated February 10, 2004 between Envirowaste International and James E.H. Darby;

(g)	Security Agreement dated February 10, 2004 between Envirowaste International and James E.H. Darby;

(h)	Guaranty and Subordination Agreement dated February 10, 2004 between CRR (Florida) and James E.H. Darby;

(i)	Mortgage, Security Agreement and Assignment of Rents (to Secure Guaranty) dated February 10, 2004 given by CRR (Florida) to James E. H. Darby;

(j)	Security Agreement dated February 10, 2004 between CRR (Florida) and James E.H. Darby;

(k)	Guaranty and Subordination Agreement dated February 10, 2004 between CRR (Georgia) and James E.H. Darby;

(l)	Security Agreement dated February 10, 2004 between CRR (Georgia) and James E.H. Darby;

(m)	Full Discharge dated March 2, 2004 of Answer Garden Mortgage No. BN242087 executed by James E.H. Darby; and

(n)	Notice of Option Commitment dated July 8, 2004 between the Company and Steven Lubbers.

(o)	Employment Agreement made effective January 1, 2005 between the Company and James E.H. Darby.

(p)	Employment Agreement made effective January 1, 2005 between the Company and Douglas R. Halward.

(q)	Employment Agreement made effective January 1, 2005 between CRR (Florida) and James E.H. Darby.

10.D.	Exchange Controls
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
THE FOLLOWING SUMMARY DISCUSSES ONLY THE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO A HOLDER OF ONE OR MORE COMMON SHARES OF THE COMPANY WHO FOR THE PURPOSES OF THE INCOME TAX ACT (CANADA) (THE “ACT”) IS A NON-RESIDENT OF CANADA WHO HOLDS HIS COMMON SHARES AS CAPITAL PROPERTY (A “HOLDER”). THE SUMMARY DEALS WITH THE PROVISIONS OF THE ACT IN FORCE ON MARCH 23, 2006 AND ALL SPECIFIC PROPOSALS TO AMEND THE ACT PUBLICLY ANNOUNCED BY THE MINISTER OF FINANCE (CANADA) PRIOR TO MARCH 23, 2006. IT DOES NOT DISCUSS ALL THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR CIRCUMSTANCES OR TO HOLDERS SUBJECT TO SPECIAL RULES. IT IS THEREFORE NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE CANADIAN INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. HOLDERS AND PROSPECTIVE HOLDERS SHOULD THEREFORE CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.
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
A Holder who is a resident of the United States and realizes a capital gain on a disposition of a Common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common share is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the Common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time within the 10 years immediately, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common share when he ceased to be resident in Canada. A Holder who disposes of taxable Canadian property is required under section 116 of the Act to apply to the Canada Revenue Agency for a clearance certificate, irrespective of whether the capital gain is exempt from tax under a treaty.
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
There have been no changes in the Company’s internal controls or the occurrence of events or other factors that has materially affected, or is reasonably likely to materially affect these controls subsequent to the Date of Evaluation.

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
16.C. Principal Accountant Fees and Services

		Audit-Related
Fiscal Period	Audit Fees	Fees(1)	Tax Fees(2)	All Other Fees	Total Fees

2005	$129,697	$11,000	$27,031	Nil	$167,728
2004	$130,718	$5,500	$31,985	Nil	$168,203

NOTE:

(1)	Relates primarily to non-audit review of stand-alone financial statements prepared by the Company in respect of its Canadian operations and advice relating to general business affairs.

(2)	Relates to preparation of annual tax returns and related advice.
All non-audit services performed for the Company by its principal accountant were approved by the Audit Committee.
16.D. Exemptions from the Listing Standards for Audit Committees
None.
16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
The consolidated financial statements for the years ended September 30, 2003, 2004 and 2005 as presented comply with Canadian generally accepted accounting principles and are presented in Canadian dollars. The modifications necessary in order for these financial statements to conform to U.S. generally accepted accounting principles are set forth in Section 20 of the Notes to the consolidated financial statements.
The consolidated financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Ernst & Young LLP, independent registered Public Accountants, are included herein immediately preceding the consolidated financial statements.
CONSOLIDATED AUDITED FINANCIAL STATEMENTS

Consolidated Financial Statements
Consolidated Envirowaste Industries Inc.
(Expressed in Canadian Dollars)
September 30, 2005, 2004 and 2003

▪	Ernst & Young LLP Chartered Accountants Pacific Centre 700 West Georgia Street P.O. Box 10101 Vancouver, BC V7Y 1C7	▪	Phone: (604) 734-1112 Fax: (604) 714-5916
AUDITORS’ REPORT
To the Shareholders of
Consolidated Envirowaste Industries Inc.
We have audited the consolidated balance sheet of Consolidated Envirowaste Industries Inc. as at September 30, 2005 and the consolidated statements of operations and deficit and cash flows for the year ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and the results of its operations and its cash flows for the year ended September 30, 2005 in conformity with Canadian generally accepted accounting principles.
The comparative figures for the year ended September 30, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 12, 2004.

Vancouver, Canada,
November 23, 2005 (except as to note 18,
which is as of January 19, 2006 and notes 19 and 20,	Chartered Accountants
which are as of April 5, 2006)
A Member of Ernst & Young Global

Consolidated Envirowaste Industries Inc.
CONSOLIDATED BALANCE SHEETS

As at September 30	(Expressed in Canadian Dollars)

	2005	2004
	$	$

ASSETS [note 9]
Current
Cash and cash equivalents	1,760,804	2,843,341
Accounts receivable [note 6]	3,557,706	4,027,593
Inventories [notes 2 and 6]	931,962	759,242
Refundable income taxes	124,942	70,863
Future income tax asset [note 15]	75,462	219,222
Prepaid expenses and deposits	430,187	283,207

Total current assets	6,881,063	8,203,468
Property, plant and equipment [notes 3 and 6]	10,078,661	9,509,709
Assets under capital leases [note 4]	3,309,961	2,896,260
Future income tax asset [note 15]	6,860	—
Other assets [note 5]	30,017	33,191

Total assets	20,306,562	20,642,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Demand loans [note 6]	380,000	430,000
Accounts payable and accrued liabilities [note 11]	2,503,649	2,336,451
Deferred revenue	501,229	780,421
Principal of long-term debt due within one year [note 7]	1,636,368	1,553,047

Principal of capital lease obligations due within one year [note 8]	817,614	699,392
Principal of loans payable due within one year [note 9]	198,389	173,939

Total current liabilities	6,037,249	5,973,250
Long-term debt [note 7]	1,335,043	2,285,451
Obligations under capital leases [note 8]	2,160,836	1,961,734
Loans payable [note 9]	2,049,436	2,324,734
Future income taxes payable [note 15]	567,073	697,905

Total liabilities	12,149,637	13,243,074

Commitments [note 13]
Contingent liabilities [note 14]

Shareholders’ equity
Share capital [note 10]	15,488,238	15,456,513
Contributed surplus	14,990	4,675
Unrealized foreign exchange gain	13,586	226,626
Deficit	(7,359,889)	(8,288,260)

Total shareholders’ equity	8,156,925	7,399,554

Total liabilities and shareholders’ equity	20,306,562	20,642,628

See accompanying notes

On behalf of the Board	“James E. Darby”	“Douglas R. Halward”
	Director	Director

Consolidated Envirowaste Industries Inc.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

Years ended September 30	(Expressed in Canadian Dollars)

	2005	2004	2003
	$	$	$

Revenue
Bulk	1,846,740	1,655,772	1,722,324
Packaged products	1,887,257	1,961,196	2,717,346
Tipping and processing fees	25,317,030	20,874,789	17,034,714

	29,051,027	24,491,757	21,474,384

Cost of sales	21,126,034	16,789,454	15,690,472

Gross margin	7,924,993	7,702,303	5,783,912

Selling and administrative expenses	5,681,817	5,430,756	4,570,168
Interest expense on long-term debt	556,526	562,860	482,323

Income from operations	1,686,650	1,708,687	731,421

Other income
Interest and sundry	21,235	46,974	148,239
Gain on disposal of property, plant and equipment	239,106	274,465	71,770

Income from continuing operations before income taxes	1,946,991	2,030,126	951,430
Income tax provision [note 15]	1,042,619	1,020,096	420,532

Income from continuing operations	904,372	1,010,030	530,898

Discontinued operations [note 16]
Income (loss) before income taxes	35,603	(290,742)	(303,153)
Income tax (expense) recovery	(11,604)	109,404	113,986

Income (loss) from discontinued operations	23,999	(181,338)	(189,167)

Net income for the year	928,371	828,692	341,731

Deficit, beginning of year	(8,288,260)	(9,116,952)	(9,458,683)

Deficit, end of year	(7,359,889)	(8,288,260)	(9,116,952)

Earnings per share from continuing operations for the year
Basic	0.09	0.10	0.05
Diluted	0.09	0.10	0.05

Earnings per share for the year
Basic	0.09	0.08	0.03
Diluted	0.09	0.08	0.03

Weighted average number of common shares outstanding
Basic	10,335,083	10,176,801	9,987,789
Diluted	10,481,715	10,213,676	10,114,529

See accompanying notes

Consolidated Envirowaste Industries Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 30	(Expressed in Canadian Dollars)

	2005	2004	2003
	$	$	$

OPERATING ACTIVITIES
Net income for the year	928,371	828,692	341,731
(Income) loss from discontinued operations, net of income taxes	(23,999)	181,338	189,167

Income from continuing operations	904,372	1,010,030	530,898
Items not involving cash:
Amortization	2,160,593	2,519,815	2,194,644
Gain on disposal of property, plant and equipment	(105,991)	(274,465)	(71,770)
Gain on disposal of assets under capital leases	(133,115)	—	—
Stock-based compensation	10,315	4,675	—
Unrealized foreign exchange gain (loss)	(213,496)	(300,555)	118,200
Issuance of shares for non-cash consideration	—	75,000	—
Future income taxes	6,068	727,051	353,617

	2,628,746	3,761,551	3,125,589
Discontinued operations operating cash flows (revised — see note 16)	(104,739)	(49,201)	(393,691)
Change in non-cash working capital:
Accounts receivable	337,033	(1,488,028)	(215,281)
Inventories	(172,720)	177,512	120,298
Refundable income taxes	(54,079)	(6,523)	11,246
Prepaid expenses and deposits	(155,557)	51,397	(53,958)
Accounts payable and accrued liabilities	233,046	597,706	(639,267)
Deferred revenue	(96,788)	485,780	56,213

Cash provided by operating activities	2,614,942	3,530,194	2,011,149

FINANCING ACTIVITIES
Discontinued operations (revised — see note 16)	—	—	(6,949)
Increase (decrease) in demand loans	(50,000)	170,000	260,000
Principal payments on long-term debt	(2,208,390)	(1,869,928)	(1,714,737)
Principal payments on capital lease obligations	(1,214,498)	(629,679)	(786,652)
Decrease in loans payable	(250,848)	122,803	(10,442)
Issuance of share capital	31,725	58,431	6,660

Cash used in financing activities	(3,692,011)	(2,148,373)	(2,252,120)

INVESTING ACTIVITIES
Discontinued operations (revised — see note 16)	28,435	139,043	(35,158)
Acquisition of property, plant and equipment	(955,839)	(545,175)	(1,665,762)
Proceeds from the sale of property, plant and equipment	496,129	286,276	158,274
Proceeds from the sale of assets under capital leases	425,807	—	—

Cash used in investing activities	(5,468)	(119,856)	(1,542,646)

Increase (decrease) in cash and cash equivalents	(1,082,537)	1,261,965	(1,783,617)
Cash and cash equivalents, beginning of year	2,843,341	1,581,376	3,364,993

Cash and cash equivalents, end of year	1,760,804	2,843,341	1,581,376

Supplemental disclosure of cash flow information
Interest paid in cash	453,762	576,488	502,923
Income taxes paid in cash	1,036,128	315,338	130,105

Supplemental disclosure of non-cash investing and financing activities
Property, plant and equipment acquired through issuance of notes payable	1,341,303	2,542,559	2,484,318
Property, plant and equipment acquired through issuance of capital lease obligations	1,531,822	1,223,695	675,795

See accompanying notes

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
1. SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The Company follows Canadian generally accepted accounting principles in the preparation of these consolidated financial statements, which materially conform with those accounting principles established in the United States, except as explained in note 20. All dollar amounts are reported in Canadian funds except as indicated.
Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned inactive subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.
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
Cash equivalents
Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at September 30, 2005, cash equivalents consist of $nil (2004 — $nil; 2003 — $nil).
Inventories
Inventories of raw materials are valued at the lower of cost on a first-in-first-out basis and market value. Inventories of work-in-process and finished goods are valued at the lower of weighted average cost and market value.
Property, plant and equipment
Property, plant and equipment are recorded at cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	4%, 5%, 14%, 20%, & 33%
Property improvements	6.7% & 8%
Equipment	10%, 20%, 33%, & 50%
Office equipment	20% & 33%
Leasehold improvements	20% & 33%
Computer equipment	30% & 33%
Packaging plates and artwork	20%
Automotive equipment	20% & 33%

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
1. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)
Assets under capital leases
Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as property, plant and equipment and the amortization is included with the amortization of property, plant and equipment and other assets in the consolidated financial statements.
Other assets

Trademarks	Recorded at cost; amortized on a straight-line basis over periods of 10 years or 15 years.
Technology license	Recorded at cost; amortized on a straight-line basis over 20 years.
Goodwill and other intangible assets
Goodwill represents the excess of the purchase price paid over the fair value of the identifiable assets acquired and liabilities assumed. Goodwill is no longer amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.
Impairment of long-lived assets
The Company re-evaluates the recoverability of long-lived assets, including property, plant and equipment and intangible assets based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company’s policy is to write down assets to their fair value in the period when it is determined that the carrying amount of the asset is not likely to be recovered.
Stock-based compensation
The Company accounts for stock-based compensation using the fair value method for all direct awards of stocks in accordance with the CICA Handbook, section 3870 “Stock-Based Compensation and Other Stock-Based Payments” The fair value of the options granted are estimated at the date of grant using the Black-Scholes valuation mode. Stock-based compensation is amortized into earnings over the vesting period of the related options. As the expense is incurred, an offset is created in contributed surplus in shareholders’ equity, which is converted into share capital when the related options are exercised. During the year, the Company granted no options (2004 — 60,000; 2003 — nil) and charged $10,315 (2004 — $4,675; 2003: $nil) to income.
Foreign currency translation
The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains or losses are presented as a component of equity.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
1. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)
Revenue recognition
Revenues from the sale of bulk and packaged products are recognized when title and risk of loss transfers to the customer, which is generally upon shipment.
Revenues from tipping fees are recognized as services are performed in accordance with the terms of the related contract. The Company also occasionally performs contracting services for customers under a cost plus billing arrangement. Revenues related to these services are recognized gross in net revenues as services are performed, with the related costs recorded in cost of sales.
Income taxes
Income taxes are accounted for using the liability method pursuant to CICA Handbook Section 3465, “Income Taxes”. Future taxes are recognized for the tax consequences of temporary differences by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.
Earnings per share
Earnings per share are computed as recommended by CICA Handbook Section 3500. Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.
Post closure and remediation liability
Under standard contracted terms, the Company can be responsible to incur post closure and remediation costs resulting from its waste processing operations. These costs vary by project, but typically include separating, grinding, material removal and machine cleaning in the process of carrying out a site cleanup project. The Company accrues these estimated costs in the period when responsibility is established and when such costs are probable and can be reasonably estimated. Actual post closure and remediation costs may differ from these estimates. Any substantial liability incurred by the Company arising from these costs could have a material adverse effect on the Company’s business, its financial condition and on its results of operations. The Company is not presently aware of any situtations that would have a material adverse impact on the business, its results of operations or its financial condition. The Company allows for post closure and remediation costs by deferring revenue in the current period in amounts sufficient to cover future anticipated costs based on management’s judgement and experience in remediating sites.
Comparative figures
Certain 2004 and 2003 comparative amounts have been reclassified to conform with the financial statement presentation adopted for the current year.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
2. INVENTORIES

	2005	2004
	$	$

Raw materials and supplies	716,208	618,784
Work-in-process	84,005	35,714
Finished goods	131,749	104,744

	931,962	759,242

3. PROPERTY, PLANT AND EQUIPMENT

		2005			2004
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Property	4,270,608	—	4,270,608	2,378,050	—	2,378,050
Plant	2,857,632	1,031,016	1,826,616	2,857,632	891,842	1,965,790
Property improvements	1,576,443	727,325	849,118	1,481,115	540,144	940,971
Equipment	8,173,113	5,545,534	2,627,579	9,084,709	5,530,665	3,554,044
Office equipment	237,321	108,304	129,017	266,734	95,399	171,335
Leasehold improvements	—	—	—	168,528	157,837	10,691
Computer equipment	147,038	115,651	31,387	136,045	98,029	38,016
Packaging plates and artwork	347,011	317,415	29,596	337,634	302,927	34,707
Automotive equipment	892,933	578,193	314,740	954,179	538,074	416,105

	18,502,099	8,423,438	10,078,661	17,664,626	8,154,917	9,509,709

4. ASSETS UNDER CAPITAL LEASES

		2005		2004
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Equipment	4,577,186	1,984,106	2,593,080	4,346,643	1,451,176	2,895,467
Automotive equipment	771,625	54,744	716,881	—	—	—
Office equipment	—	—	—	23,775	22,982	793

	5,348,811	2,038,850	3,309,961	4,370,418	1,474,158	2,896,260

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
5. OTHER ASSETS

	2005	2004
	$	$

Goodwill	21,995	21,995

Trademarks, net of accumulated amortization of $23,716 (2004 — $20,620; 2003 — $17,524)	7,244	10,340
Technology license, net of accumulated amortization of $779 (2004 - $701; 2003 - $623)	778	856

	30,017	33,191

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.
6. DEMAND LOANS
At September 30, 2005, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada consisting of a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP” — September 30, 2005 — 4.5%; 2004 — 4.00%) plus 1.5% per annum, and a peak period revolving demand loan of $250,000 bearing interest at RBP plus 2% per annum. The lines of credit are collateralized by a first charge on all property, plant and equipment, assignment of inventories, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see note 9). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth.
At September 30, 2005, borrowings outstanding on the operating lines of credit were $380,000 (2004 — $430,000).
7. LONG-TERM DEBT

	2005	2004
	$	$

Notes bearing interest at a weighted average rate of 6.651% (2004 — 5.8875%) per annum and are repayable in up to 60 monthly installments of principal and interest through 2010, collateralized by the related equipment.	1,877,964	2,685,985
Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of Cdn $29,344 (US $25,237) including interest.	395,797	774,108
Promissory note payable bearing interest at the 30-day London Interbank Offered Rate (“LIBOR”) plus 3.5% repayable in full on March 31, 2006.	697,650	378,405

	2,971,411	3,838,498
Less principal due within one year	(1,636,368)	(1,553,047)

Long-term portion	1,335,043	2,285,451

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
7. LONG-TERM DEBT (cont’d.)
The mortgage and promissory note are collateralized by a first charge on the mortgaged property and a first security interest in all the assets of the Company’s subsidiary CRRI supported by guarantees of related companies. The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio.
At September 30, 2005, the LIBOR rate was 3.8584% (2004 — 1.8401%)
Principal obligations due within the next five years are as follows:

$

2006	1,636,368
2007	516,955
2008	440,275
2009	300,602
2010	77,211

2,971,411

The current portion, $1,636,368 (US $1,407,326), and the long-term portion, $1,335,043 (US $1,148,177), of long-term debt are repayable in US Funds.
8. OBLIGATIONS UNDER CAPITAL LEASES
Capital lease obligations consist of leases on automotive and mobile equipment, repayable over varying terms from 36 to 60 months at interest rates ranging from 2.3% to 12.99% per annum. Future minimum lease payments are as follows:

$

2006	984,338
2007	862,399
2008	676,765
2009	575,734
2010 and thereafter	291,288

Minimum lease payments	3,390,524
Less amounts representing interest	412,074

Present value of obligations under capital leases	2,978,450
Less principal due within one year	(817,614)

2,160,836

The weighted average interest rates at September 30, 2005 and 2004 were 6.66% and 6.09%, respectively.
$774,708 (US $666,272) of the principal due within one year, and $2,075,833 (US $1,785,296) of the long-term portion of capital leases are repayable in US Funds.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
9.	LOANS PAYABLE
[a]	By loan agreements, and as amended, between the Company and one of its directors and officers, the Company has borrowed a total of $2,247,825 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate (September 30, 2005 — 4.50%; 2004 — 4.00%) plus 3.5% per annum, payable monthly. In addition to the collateral listed below, the Company provided the director with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries and agreed to repay note principal subject to certain conditions (see Commitments - note 13). At September 30, 2005, $198,389 (2004 — $173,939) of the loan principal is to be repaid on or before February 28, 2006. On June 25, 2005, the Company paid $63,880 in principal and accrued interest to one of its directors and officers to fully retire his outstanding loans.

[b]	On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5% per annum, payable monthly. The Company repaid $150,000 of the loan on October 22, 2002, and the remaining $150,000 balance in full on June 8, 2005.
The loans are collateralized by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, BC property. The loans are subrogated to the Royal Bank of Canada debt (note 6). While the terms of repayment for the remaining loans are on a demand basis, the lender will not call for repayment of the debt on or before September 30, 2006.
The loans are summarized as follows:

	2005	2004
	$	$

Loan (a)	2,247,825	2,348,673
Loan (b)	—	150,000

	2,247,825	2,498,673
Less current portion due within one year	(198,389)	(173,939)

	2,049,436	2,324,734

Royal Bank prime rate weighted average	4.25%	4.08%

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
September 30, 2005, 2004 and 2003
10.	SHARE CAPITAL
[a]	Authorized: On March 29, 2005, the Company increased its authorized share capital from 50,000,000 common shares without par value to 100,000,000 shares without par value.

[b]	Issued and fully paid:

	2005		2004
	Number	Stated	Number	Stated
	of shares	capital	of shares	capital
		$		$
Balance, beginning of year	10,247,199	16,110,290	9,994,299	15,976,859
Issued during the year:
Exercise of options for cash	117,500	31,725	152,900	58,431
For financing services	—	—	100,000	75,000

	10,364,699	16,142,015	10,247,199	16,110,290
Share issue expenses	—	(653,777)	—	(653,777)

Balance, end of year	10,364,699	15,488,238	10,247,199	15,456,513

[c]	The Company has directors’ and employees’ stock options outstanding as follows:

		Exercise price
	Number	per share
	of shares	$	Expiry date

Directors	402,500	0.60	March 14, 2007
Employees **	50,000	0.60	November 29, 2006
Employees	124,000	0.60	March 14, 2007
Employees *	60,000	0.44	July 7, 2009

	636,500

*	This option vested as to 20,000 shares on December 31, 2004, and will vest as to 20,000 shares each on December 31,2005 and 2006 provided, in each case, that the employee is employed on the vesting date.

**	This option was extended one year following the employee’s cessation of employment with the Company on November 29, 2005.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
10.	SHARE CAPITAL (cont’d.)

A summary of the stock option activity for the years ended September 30, 2005, 2004 and 2003 is as follows:

		Weighted
		average
		exercise
		price
	Shares	$

Balance outstanding at October 1, 2002	911,900	0.51
Exercised	(18,000)	0.37
Cancelled	(8,000)	0.44

Balance outstanding, September 30, 2003	885,900	0.51
Granted	60,000	0.44
Exercised	(152,900)	0.37
Cancelled	(21,500)	0.44

Balance outstanding, September 30, 2004	771,500	0.51
Exercised	(117,500)	0.27
Cancelled	(17,500)	0.42

Balance outstanding at September 30, 2005	636,500	0.58

Options outstanding and exercisable at September 30, 2005 are as follows:

				Weighted	Weighted
				average	average
				exercise	exercise
Range of			Average	price on	price on
exercise			remaining	outstanding	exercisable
prices	Number	Number	contractual	options	options
$	outstanding	exercisable	life (years)	$	$

0.27 - 0.60	636,500	596,500	1.7	0.58	0.59

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan.

The weighted average fair value of the options granted in 2004 were estimated at $0.36 each by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate 4.00%; dividend yield 0%; volatility of 60%; and expected life of five years.

The Company did not grant any stock options during the 2005 and 2003 fiscal years. During the 2004 fiscal year, the Company granted 60,000 stock options, having a vesting period over the ensuing three years. The Company recognized $10, 315 (2004 — $4,675; 2003 — $nil) as compensation expense during the year.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
11.	RELATED PARTY TRANSACTIONS
Included in accounts payable and accrued liabilities at September 30, 2005 were amounts aggregating $708,153 (2004 — $627,065) payable to directors of the Company for accrued management remuneration, expense reimbursements and accrued loan interest. In addition to loans (see note 9), the Company had the following transactions with related parties:

	2005	2004	2003
	$	$	$

Management remuneration	614,409	597,649	401,697
Interest and loan fees	193,129	255,105	181,425
Directors’ fees	6,000	—	—

	813,538	852,754	583,122

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice and are amounts which have been agreed upon by the transacting parties.
12.	SEGMENTED INFORMATION

				Consolidated
	Canada	United States	Elimination	total
Year ended September 30, 2005	$	$	$	$

Revenue
Bulk	$788,563	$1,058,177		$1,846,740
Packaged products	1,887,257	—		1,887,257
Tipping and processing fees	132,178	25,184,852		25,317,030
Inter-segment	718,364	74,095	(792,459)	—

	3,526,362	26,317,124	(792,459)	29,051,027

Expenses
Inter-segment	55,654	736,805	(792,459)	—
Amortization	197,360	1,963,233	—	2,160,593
Interest	235,643	320,883	—	556,526
Other	3,755,879	20,631,038	—	24,386,917

	4,244,536	23,651,959	(792,459)	27,104,036

Income (loss) before income taxes	(718,174)	2,665,165	—	1,946,991
Income taxes	—	1,042,619	—	1,042,619

Income (loss) from continuing operations	(718,174)	1,622,546	—	904,372
Income from discontinued operations, net of tax	—	23,999	—	23,999

Net income (loss) for the year	$(718,174)	$1,646,545	$—	$928,371

			Consolidated
	Canada	United States	total
Year ended September 30, 2005	$	$	$

Assets
Property, plant & equipment and assets under capital leases	1,600,473	11,788,149	13,388,622
Other	919,852	5,998,088	6,917,940

	2,520,325	17,786,237	20,306,562

Property, plant and equipment and assets acquired under capital lease-current expenditures	120,256	3,708,708	3,828,964

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
12.	SEGMENTED INFORMATION (cont’d.)

				Consolidated
	Canada	United States	Elimination	total
Year ended September 30, 2004	$	$	$	$

Revenue
Bulk	595,727	1,060,045		1,655,772
Packaged products	1,961,196	—		1,961,196
Tipping and processing fees	301,164	20,573,625		20,874,789
Inter-segment	971,419	548,727	(1,520,146)	—

	3,829,506	22,182,397	(1,520,146)	24,491,757

Expenses
Inter-segment	201,809	1,318,337	(1,520,146)	—
Amortization	215,732	2,304,083	—	2,519,815
Interest	297,069	265,791		562,860
Other	3,669,226	15,709,730		19,378,956

	4,383,836	19,597,941	(1,520,146)	22,461,631

Income (loss) before income taxes	(554,330)	2,584,456	—	2,030,126
Income taxes	—	1,020,096	—	1,020,096

Income (loss) from continuing operations	(554,330)	1,564,360	—	1,010,030
Loss from discontinued operations, net of tax	—	(181,338)	—	(181,338)

Net income (loss) for the year	(554,330)	1,383,022	—	828,692

			Consolidated
	Canada	United States	total
Year ended September 30, 2004	$	$	$

Assets
Property, plant & equipment and assets under capital leases	1,674,403	10,731,566	12,405,969
Other	852,535	7,384,124	8,236,659

	2,526,938	18,115,690	20,642,628

Property, plant and equipment and assets acquired under capital lease-current expenditures	59,218	4,252,211	4,311,429

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
12.	SEGMENTED INFORMATION (cont’d.)

				Consolidated
	Canada	United States	Elimination	total
Year ended September 30, 2003	$	$	$	$

Revenue
Bulk	491,522	1,230,802		1,722,324
Packaged products	2,717,346	—		2,717,346
Tipping and processing fees	255,669	16,779,045		17,034,714
Inter-segment	907,180	670,190	(1,577,370)	—

	4,371,717	18,680,037	(1,577,370)	21,474,384

Expenses
Inter-segment	267,496	1,309,874	(1,577,370)	—
Amortization	249,904	1,944,740		2,194,644
Interest	159,386	322,937		482,323
Other	3,770,981	14,075,006		17,845,987

	4,447,767	17,652,557	(1,577,370)	20,522,954

Income (loss) before income taxes	(76,050)	1,027,480	—	951,430
Income taxes	—	420,532	—	420,532

Income (loss) from continuing operations	(76,050)	606,948	—	530,898
Loss from discontinued operations, net of tax	—	(189,167)	—	(189,167)

Net income (loss) for the year	(76,050)	417,781	—	341,731

			Consolidated
	Canada	United States	total
Year ended September 30, 2003	$	$	$

Assets
Property, plant & equipment and assets under capital leases	1,827,743	8,827,645	10,655,388
Other	1,094,247	5,121,859	6,216,106

	2,921,990	13,949,504	16,871,494

Property, plant and equipment and assets acquired under capital lease-current expenditures	165,777	4,660,098	4,825,875

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
13.	COMMITMENTS
CRRI has entered into an employment agreement with a certain member of management for an indefinite period. This agreement provides for a total monthly salary of approximately Cdn $11,628 (US$ 10,000) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases at the discretion of the Company.
The Company has entered into operating leases for certain machinery, equipment and office space. Rental expense under these leases was approximately Cdn $1,732,280 (including US $1,305,005) for the year ended
September 30, 2005 [2004 — Cdn $1,743,035 (including US $1,177,265); 2003 — Cdn $1,785,129 (including US $1,153,568)]. Minimum future rental payments under these leases are as follows:

$

2006	1,942,975
2007	1,657,439
2008	961,720
2009	—
2010	—

4,562,134

Pursuant to an agreement with one of its directors (see note 9), the Company has committed to make principal repayments on his loan on or before February 28th of the year following, equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions.
14.	CONTINGENT LIABILITIES
The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.
15.	INCOME TAXES
The provision for income taxes from continuing operations is comprised of the following:

	2005	2004	2003
	$	$	$

Provision for income taxes-current	1,000,081	193,052	92,466
Future income tax expense	42,538	827,044	328,066

Income tax expense	1,042,619	1,020,096	420,532

At September 30, 2005, management is of the opinion that the “more likely than not” criteria have been met with respect to the U.S. operations and in accordance with generally accepted accounting principles, the Company has recognized the future income tax (“FIT”) benefits arising from loss carry-forwards of prior years and other temporary differences. The future income tax recovery has resulted from the recognition of the FIT assets and liabilities in the current year.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
15.	INCOME TAXES (cont’d.)
With respect to the Canadian operations, management has recorded a valuation allowance equal to future income tax benefits arising from their loss carry forwards, reflecting the position that these tax assets, more likely than not, will not be realized.
The reconciliation of income taxes at the statutory rate to the income tax expense is as follows:

	2005	2004	2003
	$	$	$

Income taxes at statutory rates	686,120	733,282	343,657
Difference in foreign tax rates	89,680	63,376	39,988
Non-deductible entertainment expenses	24,200	18,421	17,536
Non-deductible amortization	69,550	56,285	63,711
Other non-deductible expenses	9,161	13,282	8,058
Change in valuation allowance	163,908	135,450	(52,418)

Income tax expense	1,042,619	1,020,096	420,532

The tax effects of temporary differences and carry forwards that give rise to significant components of the future tax assets are as follows:

	2005	2004
	$	$

Future income tax assets
Current
Non-capital loss carry forwards	46,800	589,281
Operating and other timing differences	75,462	187,941

	122,262	777,222
Valuation allowance	(46,800)	(558,000)

	75,462	219,222

Long-term
Property, plant and equipment	1,778,821	991,361
Non-capital loss carry forward	335,000	482,000
Operating and other timing differences	27,790	—

	2,141,611	1,473,361
Valuation allowance	(2,134,751)	(1,473,361)

	6,860	—

Future income tax liabilities
Long-term
Property, plant and equipment	628,233	928,354
Operating and other timing differences	(61,160)	(230,449)

	567,073	697,905

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
15.	INCOME TAXES (cont’d.)
At September 30, 2005, the Company had, for Canadian tax purposes, operating losses aggregating approximately $1,060,000 expiring at various times through 2015.
These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

$

2006	130,000
2008	20,000
2010	70,000
2014	375,000
2015	465,000

1,060,000

For U.S. tax purposes, approximately US $63,400 in net operating losses are available to offset future revenues of the U.S. operations expiring at various times through 2021.
16.	DISCONTINUED OPERATIONS
During 2005, the Company ceased operations of Greencycle in an effort to focus its efforts on its Florida operations, and as such, the results of its operations are presented as discontinued operations on a comparative basis. In 2005, the Company has separately disclosed the operating, investing and financing portions of the cash flows attributable to its discontinued operations which in prior periods were reported on a combined basis as a single amount.
The following summarizes the significant items removed from continuing operations on a comparative basis for the years ended September 30, 2005, 2004 and 2003.

	2005	2004	2003
	$	$	$

Revenue	276,087	2,215,830	2,769,126
Equipment rentals and administrative costs charged by Florida	47,378	382,139	541,047
Greencycle’s incremental share of costs incurred	34,748	155,678	210,778
Other expenses	169,962	1,859,351	2,206,468

Income (loss) net of group income tax (expense) recoveries	23,999	(181,338)	(189,167)

Net income (loss) net of group income tax (expense) recoveries effect on earnings per share for the year:
-basic	—	(0.02)	(0.02)
-diluted	—	(0.02)	(0.02)

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
17.	FINANCIAL INSTRUMENTS
Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.
The carrying value of cash, accounts receivable, prepaid expenses and deposits, bank indebtedness, demand loans, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments. The fair value of the Company’s long-term debt, capital lease obligations and loans payable are estimated based on current rates for same or similar instruments and approximate their carrying value.
Inherent Risks
The Company derives, through its U.S. segment, approximately 17% of its net revenues from one customer and had funds on deposit with financial institutions which were in excess of insured limits (2005 — $1,680,913; 2004 — $2,580,533).
18.	SUBSEQUENT EVENTS
The Company has entered into three capital lease financings to provide an upgrade to their inventory of equipment. The lease obligations totalling $1,770,000 (US $1,519,300) are repayable in sixty monthly installments of $35,400 (US $30,428) including interest calculated at rates ranging from 7.39% to 7.51% per annum.
As part of these transactions an existing lease in the amount of $412,000 (US $354,625) requiring monthly installments of $10,400 (US $8,909) has been repaid in full.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
19.	GUARANTOR FINANCIAL STATEMENTS
The Company has certain of its indebtedness guaranteed by its wholly-owned subsidiary, The Answer Garden Products Ltd. Consolidating condensed financial statements depicting the parent company, the guarantor subsidiary and the non-guarantor subsidiaries with elimination adjustments and the consolidated total have been provided for the years ended September 30, 2005, 2004 and 2003, being those years in which the guarantee was in place.
Consolidating Condensed Balance Sheet
(Expressed in Canadian Dollars)

			Consolidated	The Answer
			Envirowaste	Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
As at September 30, 2005	$	$	$	$	$

ASSETS
Total current assets	6,881,063		569,064	320,771	5,991,228
Property, plant and equipment	10,078,661		9,398	1,456,910	8,612,353
Assets under capital leases	3,309,961		66,820	66,308	3,176,833
Due from affiliated companies	—	(13,919,241)	13,913,232	—	6,009
Investment in subsidiary companies	—	(2,421,557)	2,398,168	23,389	—
Other assets	36,877		30,017	—	6,860

Total Assets	20,306,562	(16,340,798)	16,986,699	1,867,378	17,793,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	6,037,249	(688)	1,162,147	509,944	4,365,846
Long-term debt	1,335,043		—	—	1,335,043
Due to affiliated companies	—	(8,955,402)	519,189	8,381,843	54,370
Obligations under capital leases	2,160,836		40,027	44,956	2,075,853
Loans payable	2,049,436		2,049,436	—	—
Future income taxes payable	567,073		—	—	567,073

Total liabilities	12,149,637	(8,956,090)	3,770,799	8,936,743	8,398,185
Shareholders’ equity	8,156,925	(7,384,708)	13,215,900	(7,069,365)	9,395,098

Total liabilities and shareholders’ equity	20,306,562	(16,340,798)	16,986,699	1,867,378	17,793,283

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
19. GUARANTOR FINANCIAL STATEMENTS (cont’d.)
Consolidating Condensed Statement of Income and Deficit
(Expressed in Canadian Dollars)

			Consolidated	The Answer
			Envirowaste	Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
Year ended September 30, 2005	$	$	$	$	$

Revenue	29,051,027	(1,265,127)	2,180,407	1,892,718	26,243,029
Cost of sales	21,126,034	(1,342,509)	1,953,455	1,936,713	18,578,375

Gross margin	7,924,993	77,382	226,952	(43,995)	7,664,654

Selling and administrative expenses	(6,238,343)	718,710	(604,229)	(407,655)	(5,945,169)

Income (loss) from operations	1,686,650	796,092	(377,277)	(451,650)	1,719,485
Other income (expenses)	260,341	(796,092)	59,532	51,219	945,682

Income (loss) from continuing operations before income taxes	1,946,991	—	(317,745)	(400,431)	2,665,167

Income tax provision	1,042,619		—	—	1,042,619

Income (loss) from continuing operations	904,372	—	(317,745)	(400,431)	1,622,548

Income from discontinued operations	23,999		—	—	23,999

Net income (loss) for the year	928,371	—	(317,745)	(400,431)	1,646,547

Retained earnings (deficit), beginning of the year	(8,288,260)		(1,969,583)	(6,668,938)	350,261

Retained earnings (deficit), end of year	(7,359,889)	—	(2,287,328)	(7,069,369)	1,996,808

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
19. GUARANTOR FINANCIAL STATEMENTS (cont’d.)
Consolidating Condensed Statement of Cash Flows
(Expressed in Canadian Dollars)

			Consolidated	The Answer
			Envirowaste	Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
Year ended September 30, 2005	$	$	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	928,371	—	(317,745)	(400,431)	1,646,547
Income from discontinued operations, net of income taxes	(23,999)	—	—	—	(23,999)

Income (loss) from continuing operations	904,372	—	(317,745)	(400,431)	1,622,548
Items not involving cash:
Amortization	2,160,593	—	57,000	140,360	1,963,233
Gain on disposal of property, plant and equipment	(105,991)	—	—	(10,800)	(95,191)
Gain on disposal of assets under capital leases	(133,115)			(2,642)	(130,473)
Stock-based compensation	10,315	—	10,315	—	—
Unrealized foreign exchange loss	(213,496)	—	—	—	(213,496)
Future income taxes	6,068	—	—	—	6,068

	2,628,746	—	(250,430)	(273,513)	3,152,689
Discontinued operations operating cash flows	(104,739)	—	—	—	(104,739)
Change in non-cash working capital:
Decrease (increase) in accounts receivable	337,033	—	(82,873)	14,873	405,033
Increase in inventories	(172,720)	—	(56,442)	(9,048)	(107,230)
Increase in refundable income taxes	(54,079)	—	—	—	(54,079)
Increase in prepaid expenses and other current assets	(155,557)	—	(4,786)	(4,631)	(146,140)
Increase (decrease) in accounts payable and accrued liabilities	233,046	—	172,783	(15,184)	75,447
Decrease in deferred revenue	(96,788)	—	—	—	(96,788)

Cash provided by (used in) operating activities	2,614,942	—	(221,748)	(287,503)	3,124,193

FINANCING ACTIVITIES
Decrease in demand loans	(50,000)	—	—	(50,000)	—
Principal payments on long-term debt	(2,208,390)	—	—	—	(2,208,390)
Principal payments on capital lease obligations	(1,214,498)	—	(27,224)	(19,659)	(1,167,615)
Decrease in loans payable	(250,848)	—	(250,848)	—	—
Advances from (to) subsidiaries	—	—	445,292	315,312	(760,604)
Issuance of share capital	31,725	—	31,725	—	—

Cash provided by (used in) financing activities	(3,692,011)	—	198,945	245,653	(4,136,609)

INVESTING ACTIVITIES
Discontinued operations	28,435	—	—	—	28,435
Acquisition of property, plant and equipment	(955,839)	—	—	(21,208)	(934,631)
Proceeds from the sale of property, plant and equipment	496,129	—	—	10,800	485,329
Proceeds from the sale of assets under capital leases	425,807	—	—	2,642	423,165

Cash used in investing activities	(5,468)	—	—	(7,766)	2,298

Decrease in cash and cash equivalents	(1,082,537)	—	(22,803)	(49,616)	(1,010,118)
Cash and cash equivalents (deficiency), beginning of year	2,843,341	—	49,856	(16,975)	2,810,460

Cash and cash equivalents (deficiency), end of year	1,760,804	—	27,053	(66,591)	1,800,342

Supplemental disclosure of cash flow information
Interest paid in cash	453,762	—	81,453	35,517	336,792
Income taxes paid in cash	1,036,128	—	—	—	1,036,128

Supplemental disclosure of non-cash investing and financing activities
Property, plant and equipment acquired through issuance of notes payable	1,341,303	—	—	—	1,341,303
Property, plant and equipment acquired through issuance of capital lease obligations	1,531,822	—	56,650	42,398	1,432,774

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
19. GUARANTOR FINANCIAL STATEMENTS (cont’d.)
Consolidating Condensed Balance Sheet
(Expressed in Canadian Dollars)

			Consolidated	The Answer
			Envirowaste	Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
As at September 30, 2004	$	$	$	$	$

ASSETS
Total current assets	8,203,468		447,766	371,578	7,384,124
Property, plant and equipment	9,509,709		43,444	1,561,640	7,904,625
Assets under capital leases	2,896,260		26,806	38,333	2,831,121
Due from affiliated companies	—	(273,687)	273,687	—	—
Investment in subsidiary companies	—	(15,987,205)	15,963,816	23,389	—
Other assets	33,191		33,191	—	—

Total Assets	20,642,628	(16,260,892)	16,788,710	1,994,940	18,119,870

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	5,973,250	(688)	958,677	566,070	4,449,191
Long-term debt	2,285,451		—	—	2,285,451
Due to affiliated companies	—	(8,815,731)	—	8,066,531	749,200
Obligations under capital leases	1,961,734		13,694	31,275	1,916,765
Loans payable	2,324,734		2,324,734	—	—
Future income taxes payable	697,905		—	—	697,905

Total liabilities	13,243,074	(8,816,419)	3,297,105	8,663,876	10,098,512
Shareholders’ equity	7,399,554	(7,444,473)	13,491,605	(6,668,936)	8,021,358

Total liabilities and shareholders’ equity	20,642,628	(16,260,892)	16,788,710	1,994,940	18,119,870

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
19. GUARANTOR FINANCIAL STATEMENTS (cont’d.)
Consolidating Condensed Statement of Income and Deficit
(Expressed in Canadian Dollars)

			Consolidated	The Answer
			Envirowaste	Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
Year ended September 30, 2004	$	$	$	$	$

Revenue	24,491,757	(974,561)	2,087,405	1,745,244	21,633,669
Cost of sales	16,789,454	(1,087,678)	1,744,899	1,861,345	14,270,888

Gross margin	7,702,303	113,117	342,506	(116,101)	7,362,781

Selling and administrative expenses	(5,993,616)	794,104	(568,147)	(367,925)	(5,851,648)

Income (loss) from operations	1,708,687	907,221	(225,641)	(484,026)	1,511,133
Other income (expenses)	321,439	(907,221)	30,670	124,665	1,073,325

Income (loss) from continuing operations before income taxes	2,030,126	—	(194,971)	(359,361)	2,584,458

Income tax provision	1,020,096		—	—	1,020,096

Income (loss) from continuing operations	1,010,030	—	(194,971)	(359,361)	1,564,362

Loss from discontinued operations	(181,338)		—	—	(181,338)

Net income (loss) for the year	828,692	—	(194,971)	(359,361)	1,383,024

Deficit, beginning of the year	(9,116,952)		(1,774,612)	(6,309,577)	(1,032,763)

Retained earnings (deficit), end of year	(8,288,260)	—	(1,969,583)	(6,668,938)	350,261

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
19. GUARANTOR FINANCIAL STATEMENTS (cont’d.)
Consolidating Condensed Statement of Cash Flows
(Expressed in Canadian Dollars)

			Consolidated	The Answer
			Envirowaste	Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
Year ended September 30, 2004	$	$	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	828,692	—	(194,971)	(359,361)	1,383,024
Loss from discontinued operations, net of income taxes	181,338	—	—	—	181,338

Income (loss) from continuing operations	1,010,030	—	(194,971)	(359,361)	1,564,362
Items not involving cash:
Amortization	2,519,815	—	59,903	155,826	2,304,086
Gain on disposal of property, plant and equipment	(274,465)	—	—	(1,400)	(273,065)
Stock-based compensation	4,675	—	4,675	—	—
Unrealized foreign exchange loss	(300,555)	—	—	—	(300,555)
Issuance of shares for non-cash consideration	75,000	—	75,000	—	—
Future income taxes	727,051	—	—	—	727,051

	3,761,551	—	(55,393)	(204,935)	4,021,879
Discontinued operations operating cash flows	(49,201)	—	—	—	(49,201)
Change in non-cash working capital:
Decrease (increase) in accounts receivable	(1,488,028)	—	61,959	13,490	(1,563,477)
Decrease (increase) in inventories	177,512	—	24,367	180,948	(27,803)
Increase in refundable income taxes	(6,523)	—	—	—	(6,523)
Decrease (increase) in prepaid expenses and other current assets	51,397	—	(1,372)	12,750	40,019
Increase (decrease) in accounts payable and accrued liabilities	597,706	—	209,543	(4,459)	392,622
Increase in deferred revenue	485,780	—	—	—	485,780

Cash provided by (used in) operating activities	3,530,194	—	239,104	(2,206)	3,293,296

FINANCING ACTIVITIES
Increase in demand loans	170,000	—	—	170,000	—
Principal payments on long-term debt	(1,869,928)	—	—	—	(1,869,928)
Principal payments on capital lease obligations	(629,679)	—	(12,943)	(12,933)	(603,803)
Decrease in loans payable	122,803	—	122,803	—	—
Advances from (to) subsidiaries	—	—	34,840	(82,662)	47,822
Advances from (to) affiliated companies	—	—	(434,888)		434,888
Issuance of share capital	58,431	—	58,431	—	—

Cash provided by (used in) financing activities	(2,148,373)	—	(231,757)	74,405	(1,991,021)

INVESTING ACTIVITIES
Discontinued operations	139,043	—	—	—	139,043
Acquisition of property, plant and equipment	(545,175)	—	(3,451)	(23,892)	(517,832)
Proceeds from the sale of property, plant and equipment	286,276	—	—	1,400	284,876

Cash used in investing activities	(119,856)	—	(3,451)	(22,492)	(93,913)

Increase in cash and cash equivalents	1,261,965	—	3,896	49,707	1,208,362
Cash and cash equivalents (deficiency), beginning of year	1,581,376	—	45,960	(66,682)	1,602,098

Cash and cash equivalents (deficiency), end of year	2,843,341	—	49,856	(16,975)	2,810,460

Supplemental disclosure of cash flow information
Interest paid in cash	576,488	—	103,184	32,751	440,553
Income taxes paid in cash	315,338	—	—	—	315,338

Supplemental disclosure of non-cash investing and financing activities
Property, plant and equipment acquired through issuance of notes payable	2,542,559	—	—	—	2,542,559
Property, plant and equipment acquired through issuance of capital lease obligations	1,223,695	—	31,875	—	1,191,820

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
19. GUARANTOR FINANCIAL STATEMENTS (cont’d.)
Consolidating Condensed Balance Sheet
(Expressed in Canadian Dollars)

			Consolidated	The Answer
			Envirowaste	Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
As at September 30, 2003	$	$	$	$	$

ASSETS
Total current assets	5,962,317		528,824	529,059	4,904,434
Property, plant and equipment	8,316,414		80,303	1,680,315	6,555,796
Assets under capital leases	2,338,974		40,081	19,718	2,279,175
Due from affiliated companies	—	(279,579)	279,579	—	—
Investment in subsidiary companies	—	(15,581,266)	15,557,877	23,389	—
Future income tax asset	217,424		—	—	217,424
Other assets	36,365		36,365	—	—

Total Assets	16,871,494	(15,860,845)	16,523,029	2,252,481	13,956,829

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,923,942	(688)	568,359	396,187	2,960,084
Long-term debt	2,093,100		—	—	2,093,100
Due to affiliated companies	—	(8,850,571)	—	8,149,193	701,378
Obligations under capital leases	1,566,740		30,328	16,678	1,519,734
Loans payable	2,375,870		2,375,870	—	—
Future income taxes payable	176,874		—	—	176,874

Total liabilities	10,136,526	(8,851,259)	2,974,557	8,562,058	7,451,170
Shareholders’ equity	6,734,968	(7,009,586)	13,548,472	(6,309,577)	6,505,659

Total liabilities and shareholders’ equity	16,871,494	(15,860,845)	16,523,029	2,252,481	13,956,829

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
19. GUARANTOR FINANCIAL STATEMENTS (cont’d.)
Consolidating Condensed Statement of Income and Deficit
(Expressed in Canadian Dollars)

			Consolidated	The Answer
			Envirowaste	Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
Year ended September 30, 2003	$	$	$	$	$

Revenue	21,474,384	(1,400,033)	2,888,676	1,975,894	18,009,847
Cost of sales	15,690,472	(1,503,906)	2,469,476	1,942,662	12,782,240

Gross margin	5,783,912	103,873	419,200	33,232	5,227,607

Selling and administrative expenses	(5,052,491)	670,972	(281,064)	(401,899)	(5,040,500)

Income (loss) from operations	731,421	774,845	138,136	(368,667)	187,107
Other income (expenses)	220,009	(774,845)	32,252	122,231	840,371

Income (loss) from continuing operations before income taxes	951,430	—	170,388	(246,436)	1,027,478

Income tax provision	420,532		—	—	420,532

Income (loss) from continuing operations	530,898	—	170,388	(246,436)	606,946

Loss from discontinued operations	(189,167)		—	—	(189,167)

Net income (loss) for the year	341,731	—	170,388	(246,436)	417,779

Deficit, beginning of the year	(9,458,683)		(1,945,000)	(6,063,141)	(1,450,542)

Deficit, end of year	(9,116,952)	—	(1,774,612)	(6,309,577)	(1,032,763)

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
19.	GUARANTOR FINANCIAL STATEMENTS (cont’d.)
Consolidating Condensed Statement of Cash Flows
(Expressed in Canadian Dollars)

			Consolidated	The Answer
			Envirowaste	Garden	Subsidiaries
			Industries Inc.	Products Ltd.	(Non-
	Consolidated	Eliminations	(Parent)	(Guarantor)	Guarantors)
Year ended September 30, 2003	$	$	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	341,731	—	170,388	(246,436)	417,779
Loss from discontinued operations, net of income taxes	189,167	—	—	—	189,167

Income (loss) from continuing operations	530,898	—	170,388	(246,436)	606,946
Items not involving cash:
Amortization	2,194,644	—	73,576	176,389	1,944,679
Loss (gain) on disposal of property, plant and equipment	(71,770)	—	(3,033)	57	(68,794)
Unrealized foreign exchange gain	118,200	—	—	—	118,200
Future income taxes	353,617	—	—	—	353,617

	3,125,589	—	240,931	(69,990)	2,954,648
Discontinued operations operating cash flows	(393,691)	—	—	—	(393,691)
Change in non-cash working capital:
Decrease (increase) in accounts receivable	(215,281)	—	52,027	(35,493)	(231,815)
Decrease (increase) in inventories	120,298	—	(9,542)	44,230	85,610
Decrease in refundable income taxes	11,246	—	—	—	11,246
Increase in prepaid expenses and other current assets	(53,958)	—	(7,802)	(13,127)	(33,029)
Decrease in accounts payable and accrued liabilities	(639,267)	—	(336,136)	(105,958)	(197,173)
Increase in deferred revenue	56,213	—	—	—	56,213

Cash provided by (used in) operating activities	2,011,149	—	(60,522)	(180,338)	2,252,009

FINANCING ACTIVITIES
Discontinued operations	(6,949)	—	—	—	(6,949)
Increase in demand loans	260,000	—	—	260,000	—
Principal payments on long-term debt	(1,714,737)	—	—	—	(1,714,737)
Principal payments on capital lease obligations	(786,652)	—	(11,140)	(14,371)	(761,141)
Decrease in loans payable	(10,442)	—	(10,442)	—	—
Advances from (to) subsidiaries	—	—	(58,223)	(62,559)	120,782
Issuance of share capital	6,660	—	6,660		—

Cash provided by (used in) financing activities	(2,252,120)	—	(73,145)	183,070	(2,362,045)

INVESTING ACTIVITIES
Discontinued operations	(35,158)	—	—	—	(35,158)
Acquisition of property, plant and equipment	(1,665,762)	—	(4,060)	(127,217)	(1,534,485)
Proceeds from the sale of property, plant and equipment	158,274	—	8,741	—	149,533

Cash provided by (used in) investing activities	(1,542,646)	—	4,681	(127,217)	(1,420,110)

Decrease in cash and cash equivalents	(1,783,617)	—	(128,986)	(124,485)	(1,530,146)
Cash and cash equivalents, beginning of year	3,364,993	—	175,006	57,803	3,132,184

Cash and cash equivalents (deficiency), end of year	1,581,376	—	46,020	(66,682)	1,602,038

Supplemental disclosure of cash flow information
Interest paid in cash	502,923	—	99,597	36,912	366,414
Income taxes paid in cash	130,105	—	—	—	130,105

Supplemental disclosure of non-cash investing and financing activities
Property, plant and equipment acquired through issuance of notes payable	2,484,318	—	—	—	2,484,318
Property, plant and equipment acquired through issuance of capital lease obligations	675,795	—	34,500	—	641,295

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)
20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP)
The financial statements and the selected financial data have been prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).
For each year of presentation, the modifications necessary in order for these financial statements to conform to U.S. GAAP have been suitably provided as follows:

[a]	Reconciliation of Consolidated Balance Sheet items:

There are no material differences between Canadian and U.S. GAAP with respect to the consolidated balance sheet items.

[b]	Reconciliation of Consolidated Statement of Income items:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2005	2004	2003
	$	$	$

Net income for the period (Canadian GAAP)	928,371	828,692	341,731
Stock-based compensation [note 20(d)]	—	—	(1,250)

Net income for the period (U.S. GAAP)	928,371	828,692	340,481

Earnings per share-basic	0.09	0.08	0.03

Earnings per share-diluted	0.09	0.08	0.03

[c]	Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

Under U.S. GAAP, a statement of changes in shareholder’ equity and comprehensive income in the following format would form a part of the annual financial statements.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (cont’d.)

[c]	Comprehensive Income (cont’d.)

Consolidated Statement of Changes in Shareholders’ Equity

						Accumulated
	Share Capital					other	Total
			Additional	Comprehensive	Retained	comprehensive	share-
			paid in	income	earnings	income	holders’
	Number of	Amount	capital	(loss)	(deficit)	(loss)	equity
	shares	$	$	$	$	$	$

Balance, September 30, 2002	9,976,299	15,316,422	89,375		(9,548,058)	404,578	6,262,317

Stock-based compensation	—	—	1,250		—	—	1,250
Exercise of options	18,000	6,660			—	—	6,660
Comprehensive income:
- net income				340,481	340,481	—	340,481
- foreign currency adjustment				124,260	—	124,260	124,260

Balance, September 30, 2003	9,994,299	15,323,082	90,625	464,741	(9,207,577)	528,838	6,734,968

Stock-based compensation	—	—	4,675		—	—	4,675
Exercise of options	152,900	58,431			—	—	58,431
Shares issued for financing services	100,000	75,000					75,000
Comprehensive income:
- net income				828,692	828,692	—	828,692
- foreign currency adjustment				(302,212)	—	(302,212)	(302,212)

Balance, September 30, 2004	10,247,199	15,456,513	95,300	526,480	(8,378,885)	226,626	7,399,554

Stock-based compensation	—	—	10,315		—	—	10,315
Exercise of options	117,500	31,725			—	—	31,725
Comprehensive income:
- net income				928,371	928,371	—	928,371
- foreign currency adjustment				(213,040)	—	(213,040)	(213,040)

Balance, September 30, 2005	10,364,699	15,488,238	105,615	715,331	(7,450,514)	13,586	8,156,925

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (cont’d.)

[d]	Stock Option Compensation

SFAS 123 encourages companies to adopt a fair value based method for determining expense related to stock-based compensation. Starting in 2003, the Company has accounted for stock-based compensation using the fair value method. Stock-based compensation expense in the amount of $10,315 has been charged to earnings in the current year (2004 — $4,675; 2003 — $nil).

For U.S. reporting purposes in the year 2003, the Company accounted for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations [note 20(b)]. Pro forma adjustments for the year 2003 — $3,167, are reflective of the adjustment which would have been required had the Company adopted the fair value method at that time.

2003
$

Net income
- as reported U.S. GAAP	340,481

- pro forma	337,314

Basic earnings per share
- as reported U.S. GAAP	0.03

- pro forma	0.03

Diluted earnings per share
- as reported U.S. GAAP	0.03

- pro forma	0.03

The Company has granted stock options to directors, officers and employees. All options granted were vested immediately or over a period of three (3) years and will expire on or before a five year period from the grant date.

[e]	Reconciliation of Consolidated Statement of Cash Flow items:

There are no material differences between Canadian and U.S. GAAP with respect to the consolidated statements of cash flow items.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (cont’d.)

[f]	Additional Disclosure Required by U.S. GAAP

(i) Advertising and promotion

The Company expenses advertising and promotion expenses as incurred.

(ii) Operations in a Foreign Country

The Company is subject to numerous factors relating to conducting business in a foreign country (including without limitation, economic, political and currency risks), any of which could have a significant impact on the Company’s operations.

The Company’s U.S. subsidiary, Envirowaste International, Inc. and its own subsidiaries, Consolidated Resource Recovery Inc. (Florida) and Consolidated Resource Recovery Inc. (Georgia) are subject to U.S. corporation tax on their profits. The Company has used the tax loss carryforwards previously held by its predecessor to offset some of its tax payments.

(iii) Exit Costs

At September 30, 2004, the Company had accrued exit costs in the amount of $12,904 (US $10,290) associated with the closure of its Georgia subsidiary. Pursuant to FAS 146 these costs were to be recognized as incurred per U.S. GAAP. These amounts are considered to be immaterial.

(iv) Asset Retirement Obligations

Asset retirement obligations are recognized at the fair market value in the period in which the legal obligation was incurred, with fair value of a liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as the occur. As at September 30, 2005 it is management’s opinion that the Company does not have an asset retirement obligation.

(v) Deferred Revenue

Deferred revenue consists of revenues from contracts that provide for billings upon receipt of material plus the costs, if any, to remove processed material and remediate sites. These revenues and costs are taken into income/expense as material is processed, removed, and/or sites remediated in accordance with contractual commitments (see note 1 “Revenue recognition” and “Environmental and site remediation liability”).

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (cont’d.)

[f]	Additional Disclosure Required by U.S. GAAP (cont’d.)

(vi) Sales Discounts & Allowances and Transportation Costs

The Company has changed its financial statement presentation of sales discounts and transportation costs on the Consolidated Statements of Income and Deficit. In previous years, these items were classified separately under the the heading “Direct Selling Expenses”. The Company now presents sales net of all sales discounts and allowances and includes transportation costs as a component of “Cost of Sales”, with all comparative information appropriately reclassified. Under U.S. GAAP, transportation costs are to be shown as a separate line item in “Cost of Sales”.

	2005	2004	2003
	$	$	$

Cost of sales	16,188,045	13,287,032	12,602,277
Transportation costs	4,937,989	3,502,422	3,088,195

Total cost of sales per consolidated financial statements	21,126,034	16,789,454	15,690,472

[g]	Additional Disclosure Required by SEC

The SEC requires that related party transactions be disclosed as a separate line item in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

The aggregate amount of expenditures made to parties not at arm’s length to the Company consist of the following:

Included in accounts payable and accrued liabilities at September 30, 2005 were amounts aggregating $708,153 (2004 — $627,065) payable to directors of the Company for accrued management remuneration expense reimbursements, and accrued loan interest. In addition to loans, as detailed in note 11, the Company had the following transactions with related parties:

	2005	2004	2003
	$	$	$

Management remuneration	614,409	597,649	401,697
Interest and loan fees	193,129	255,105	181,425
Directors’ fees	6,000	—

	813,538	852,754	583,122

The above noted transactions are included in Consolidated Selling and Administrative Expenses.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (cont’d.)

[h]	New Accounting Pronouncements

In November 2004, the FASB issued FAS No. 151, “Inventory Costs — An Amendment of ARB No. 4, Chapter 4”. This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that these items be recognized as current-period charges regardless of whether they meet the previous criterion of “so abnormal” and that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company has determined that FAS No. 151 does not have an impact on its financial reporting and disclosures.

In December, 2004, the FASB issued FAS No. 152 “Accounting for Real Estate Time-Sharing Transactions” effective for fiscal years beginning after June 15, 2005. FAS No. 152 does not relate to the Company’s operations and will not have an impact on its financial reporting or disclosures.

In December 2004, the FASB released FAS No. 153, “Exchanges of Non-monetary Assets-An Amendment of OPB Opinion No. 29”. This statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS No. 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently assessing the impact of SFAS No. 153 and does not believe that the adoption of FAS No. 153 will have a material impact on its financial reporting and disclosures.

In December 2004, the FASB issued a revision to FAS No. 123, “Accounting for Stock-Based Compensation”. This statement supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services as well as transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 is effective as of the beginning of reporting periods after June 15, 2005, and requires all issuers to adopt the fair value method of accounting for stock-based compensation awards. The Company has early adopted the fair value method of accounting for stock-based compensation awards and does not expect FAS No. 123R to have a material impact on its consolidated financial statements.

In March 2005, the FASB issued Interpretation 47 “Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No. 143” which clarifies the term conditional asset retirement obligation used in SFAS No. 143. It will become effective for periods beginning on or after December 15, 2005 and is not expected to have a material impact on the Company’s consolidated financial statements.

Consolidated Envirowaste Industries Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003	(Expressed in Canadian Dollars)

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (cont’d.)

[h] New Accounting Pronouncements (cont’d.)

In May 2005, the FASB issued FAS No. 154 “Accounting Changes and Error Corrections”. This statement replaces APB Opinion No. 20 “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to newly adopted accounting principles. This statement will be effective for the Company for all accounting changes and any error corrections occurring after October 1, 2005. As of September 30, 2005, adoption of FAS No. 154 will not have a material impact on the Company’s financial position or results of operations.

EITF Issue No. 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty” was ratified in September 2005 and requires “buy/sell” contractual arrangements entered into after March 15, 2006, or modifications or renewals of existing arrangements after that date, to be reported net in the Consolidated Statement of Income and accounted for as non-monetary transactions (earlier adoption in 2005 is permitted). The Company does not participate in such transactions, and accordingly, implementation will not have an impact on its financial reporting or disclosures.

In February, 2006 the FASB issued FAS No. 155 “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”. This statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and clarifies the accounting treatment of securitized financial assets. FAS No. 155 is not expected to have an impact on the Company’s financial reporting as it does not deal in derivatives, hedging or securitized financial assets.

ITEM 18. FINANCIAL STATEMENTS
See “Item 17 — Financial Statements”.
ITEM 19. EXHIBITS
1.	Memorandum and Articles and amendments thereto:

Those documents were attached as Exhibits 1.1, 1.2, 1.3 and 1.4 to the Company’s Annual Report on Form 20-F dated March 30, 2005 and are incorporated herein by reference.

2.	Instruments defining the rights of holders of equity or debt securities being registered:

Refer to Exhibit No. 1

3.	Voting Trust Agreements: Not applicable

4.	Material Contracts:
4.1	Shareholders’ Agreement dated September 24, 1996 among the Company, Douglas Halward, Cynthia Halward, James Darby, Elizabeth Darby, Environmental Research & Development Capital Limited Partnership and Royal Bank Capital Corporation which was attached as Exhibit 2.16 to the Company’s Annual Report on Form 20-F dated March 27, 1997 and is incorporated herein by reference.

4.2	Director Stock Option Agreements dated March 15, 2002 between the Company and certain of its directors which were attached as Exhibit 2.3 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and are incorporated herein by reference.

4.3	Employee Stock Option Agreements dated March 15, 2002 between the Company and certain of its employees which were attached as Exhibit 2.4 to the Company’s Annual Report on Form 20-F dated March 27, 2002 and are incorporated herein by reference.

4.4	Loan Consolidation Agreement made effective October 1, 2003 between the Company and James E.H. Darby which was attached as Exhibit 4.16 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.5	Demand Promissory Note dated October 1, 2003 made by the Company in favour of James E.H. Darby which was attached as Exhibit 4.17 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.6	Employment Agreement dated January 1, 2004 between CRR (Florida) and Steven Lubbers which was attached as Exhibit 4.18 to the Company’s Annual

Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.7	Acknowledgement and Confirmation Agreement dated February 10, 2004 between the Company and addressed to James E.H. Darby which was attached as Exhibit 4.19 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.8	Guarantee and Postponement of Claim dated February 10, 2004 given by Answer Garden to James E.H. Darby which was attached as Exhibit 4.20 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.9	Acknowledgement and Confirmation Agreement dated February 10, 2004 executed by Answer Garden and addressed to James E.H. Darby which was attached as Exhibit 4.21 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.10	Mortgage dated February 10, 2004 given by Answer Garden to James E.H. Darby which was attached as Exhibit 4.22 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.11	Acknowledgement of Standard Mortgage Terms dated February 10, 2004 executed by Answer Garden which was attached as Exhibit 4.23 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.12	Guaranty and Subordination Agreement dated February 10, 2004 between Envirowaste International and James E.H. Darby which was attached as Exhibit 4.24 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.13	Security Agreement dated February 10, 2004 between Envirowaste International and James E.H. Darby which was attached as Exhibit 4.25 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.14	Guaranty and Subordination Agreement dated February 10, 2004 between CRR (Florida) and James E.H. Darby which was attached as Exhibit 4.26 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.15	Mortgage, Security Agreement and Assignment of Rents (to Secure Guaranty) dated February 10, 2004 given by CRR (Florida) to James E.H. Darby which was attached as Exhibit 4.27 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.16	Security Agreement dated February 10, 2004 between CRR (Florida) and James E.H. Darby which was attached as Exhibit 4.28 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.17	Guaranty and Subordination Agreement dated February 10, 2004 between CRR (Georgia) and James E.H. Darby which was attached as Exhibit 4.29 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.18	Security Agreement dated February 10, 2004 between CRR (Georgia) and James E.H. Darby which was attached as Exhibit 4.30 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.19	Full Discharge dated March 2, 2004 of Answer Garden Mortgage No. BN242087 executed by James E.H. Darby which was attached as Exhibit 4.31 to the Company’s Annual Report on Form 20-F dated March 29, 2004 and is incorporated herein by reference.

4.20	Notice of Option Commitment dated July 8, 2004 between the Company and Steven Lubbers was attached as Exhibit 4.30 to the Company’s Annual Report on Form 20-F dated March 30, 2005 and is incorporated herein by reference.

4.21	Employment Agreement made effective January 1, 2005 between the Company and James E.H. Darby was attached as Exhibit 4.31 to the Company’s Annual Report on Form 20-F dated March 30, 2005 and is incorporated herein by reference.

4.22	Employment Agreement made effective January 1, 2005 between the Company and Douglas R. Halward was attached as Exhibit 4.32 to the Company’s Annual Report on Form 20-F dated March 30, 2005 and is incorporated herein by reference.

4.23	Employment Agreement made effective January 1, 2005 between CRR (Florida) and James E.H. Darby was attached as Exhibit 4.33 to the Company’s Annual Report on Form 20-F dated March 30, 2005 and is incorporated herein by reference.
5.	Foreign Patents: Not applicable

6.	Earnings Per Share Calculation: Effective from October 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings per share amount. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue Common shares were exercised or converted to Common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase Common shares at the prevailing market rate.

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

9.	Statement Regarding Date of Financial Statements: Not applicable

10.	Equity Security Subject to a Black Out Period: Not applicable

11.	Code of Ethics: Not applicable

12.	Rule 13a-14(a) or Rule 15d-14(a) Certifications: Attached hereto 13. Rule 13a-14(b) or Rule 15d-14(b) Certifications: Attached hereto

14.	Legal Opinion: Not applicable

15.	Additional Exhibits: Not applicable

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

“Douglas R. Halward”

Per:

Douglas R. Halward, President
DATED: April 13, 2006